Confidential Treatment Requested by Lincoln International, Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on March 23, 2026
This Amendment No. 5 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lincoln International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6282	38-4224068
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

110 North Wacker Drive, 51st Floor Chicago, Illinois 60606 Telephone: (312) 580-8339
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kristin M. Marvin, Esq.
General Counsel
110 North Wacker Drive, 51st Floor
Chicago, Illinois 60606
Telephone: (312) 796-8550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Stokdyk, Esq. Lewis W. Kneib, Esq. Scott W. Westhoff, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 Telephone: (312) 876-7700	Mitchell S. Eitel, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth Company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated            , 2026
PRELIMINARY PROSPECTUS
                Shares
Lincoln International, Inc.
Class A Common Stock
This is an initial public offering of shares of Class A common stock of Lincoln International, Inc. We are selling                  shares of our Class A common stock in this offering, and the selling stockholders identified in this prospectus are selling                   shares of our Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by any of the selling stockholders. It is currently estimated that the initial public offering price for our Class A common stock will be between $                  and $                  per share. We intend to apply to have our Class A common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “LCLN.”
Following this offering, we will have three classes of authorized common stock: Class A common stock, Class B common stock and Class C common stock. Our Class A common stock offered hereby and our Class B common stock will each be entitled to one vote per share and our Class C common stock will be entitled to ten votes per share. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the LILP Non-controlling Partners (as defined below) of Lincoln International, LP (“LILP”), which will represent approximately         % of the voting power of our outstanding capital stock (or approximately         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Immediately following the consummation of this offering, all of the outstanding shares of our Class C common stock will be held by the LILP Controlling Partners (as defined below), which will represent approximately          % of the voting power of our outstanding capital stock (or approximately         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). As a result, the LILP Controlling Partners will control more than a majority of the combined voting power of our outstanding shares of capital stock and will be able to control any action requiring the general approval of our stockholders.
We intend to use the net proceeds from this offering, after the underwriting discount and estimated offering expenses payable by us, to purchase newly issued common units (as defined below) (or               common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offer price per share of Class A common stock we issue in this offering, less the underwriting discount, and we intend to cause LILP to use the net proceeds from the sale of common units to us as described in “Use of Proceeds,” including to partially redeem units from certain of the LILP Partners (as defined below), which include certain executive officers and directors, to pay fees and expenses in connection with this offering and the Reorganization Transactions (as defined below), to repay amounts outstanding under the Credit Facilities (as defined below) and, to the extent there are remaining proceeds, for general corporate purposes.
We will be a holding company and the sole general partner of LILP, and upon the consummation of a series of Organizational Transactions (as defined below), our principal asset will consist of common units. We will conduct our business through LILP and its direct and indirect subsidiaries.
After the consummation of the Reorganization Transactions and this offering, we will be a “controlled company” within the meaning of the NYSE rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”
We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 30 to read about factors that you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Lincoln International, Inc.	$	$
Proceeds, before expenses, to the selling stockholders
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters may also exercise their option to purchase up to an additional           shares of Class A common stock from us and            shares of Class A common stock from the selling stockholders at the initial public offering price, less underwriting discounts and commissions, within 30 days after the date of this prospectus.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                     , 2026.

Goldman Sachs & Co. LLC	Morgan Stanley
The date of this prospectus is                   , 2026.

LINCOLN INTERNATIONAL

OUR SERVICES

Mergers & Acquisitions
Capital Advisory
Private Funds Advisory
Valuations & Opinions

OUR INDUSTRIES

Business Services
Consumer
Financial Services
Healthcare
Industrials
Technology

OUR VALUES

Excellence
Collaboration
Integrity
Entrepreneurship
Integration

2025 BY THE NUMBERS

#2
global sell-side advisor to private equity over the last three years[1]

1,400+
global professionals

435+
transactions completed

25,000+
portfolio company valuations

#1
provider of private debt valuations globally to business development companies[2]

16%
revenue CAGR since 2015[3]

37
new Managing Directors (16 acquired, 15 lateral, 6 promoted)

10+
years ranked as Best Place to Work

1. Source: Mergermarket; represents all sell-side private equity exits announced globally from 2023-2025

2. Source: DLA LLC

3. 2025 revenue is pro-forma with MarshBerry

Connect with us at www.lincolninternational.com

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.
Through and including                   , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”
i

BASIS OF PRESENTATION
Organizational Structure
In connection with this offering, we will undertake reorganization transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the reorganization transactions described in the section titled “Our Organizational Structure-Reorganization Transactions,” to which we refer to as the “Reorganization Transactions,” and offering transactions described in the section titled “Our Organizational Structure-Offering Transactions,” including this offering and the application of the proceeds therefrom, to which we refer to as the “Offering Transactions.” We refer to the Reorganization Transactions and the Offering Transactions collectively as the “Organizational Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Organizational Transactions, including this offering.
Recent Acquisition
On October 31, 2025, we consummated the MarshBerry Acquisition by acquiring MarshBerry pursuant to the Equity Purchase Agreement, dated as of September 9, 2025, by and among LILP, Lincoln International Holdings Limited, Lincoln International Parent B.V., Lincoln International B.V., MarshBerry Holdco, Inc., MarshBerry Holdco II, LLC, AMC MB Mini-Master, LP, DB FLF MBH LLC, the specified holders party thereto, MarshBerry Holding Company, LLC, and Atlas Merchant Capital LLC.
Unless otherwise indicated, (i) information presented for a period ended prior to the date of the MarshBerry Acquisition does not give effect to the MarshBerry Acquisition and (ii) information presented for a period ended after the MarshBerry Acquisition includes the impact of the MarshBerry Acquisition from the date of the MarshBerry Acquisition.
Definitions
As used in this prospectus, unless the context otherwise requires, references to:
•“Basis Adjustments” refers to (i) Lincoln International, Inc.’s allocable share of the existing tax basis of LILP’s assets, which tax basis is attributable to the common units being acquired in the Reorganization Transactions and this offering, (ii) an increase in Lincoln International, Inc.’s allocable share of the tax basis of LILP’s assets and Lincoln International, Inc.’s allocable share of the existing tax basis of LILP’s assets in the future, (A) when (as described below under “—Prospectus Summary—The Offering—Redemption rights of LILP Partners holding common units”) an LILP Partner receives Class A common stock or cash, as applicable, in connection with an exercise of such LILP Partner’s right to have common units held by such LILP Partner redeemed by LILP (including redemptions that occur in connection with this offering) or, at our election, exchanged directly with us (or a wholly-owned subsidiary of ours), (B) when LILP makes, or is deemed to make, certain distributions to the LILP Partners and (C) when Lincoln International, Inc. makes payments under the Tax Receivable Agreement.
•“Blocker Companies” refers to (i) Lincoln International Partners Holdings, LLC, (ii) Lincoln International Partners Holdings II, LLC, and (iii) MarshBerry Holdco II, LLC and “Blocker Company” refers to each of them.
•“Class A common stock” refers to the Class A common stock, par value $0.00001 per share, of Lincoln International, Inc.
•“Class B common stock” refers to the Class B common stock, par value $0.00001 per share, of Lincoln International, Inc.
•“Class C common stock” refers to the Class C common stock, par value $0.00001 per share, of Lincoln International, Inc.

•“common units” refers to the limited partnership interests of LILP, which are units designated as common units.
•“common stock” refers to (a) prior to the Reorganization Transactions, the common stock, par value $0.0001 per share, of Lincoln International, Inc. and (b) after the Reorganization Transactions, the Class A common stock, Class B common stock and Class C common stock of Lincoln International, Inc., collectively.
•“Credit Agreement” refers to the Credit Agreement, dated as of October 31, 2025, by and among Monarch FinCo, LLC, as borrower, Lincoln International CentCo, LLC, as holdings, Antares Capital LP, as administrative agent, collateral agent and an issuing bank, and the lenders party thereto from time to time, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
•“Credit Facilities” collectively refers to the Term Loan Credit Facility, the Delayed Draw Term Loan Credit Facility, and Revolving Credit Facility (each as defined below).
•“Interest Deductions” refers to deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement.
•“LILP” refers to Lincoln International, LP, a Delaware limited partnership, and its predecessors.
•“LILP Controlling Partners” refers to Lawrence James Lawson III, our co-founder and Chairman of our board of directors, Robert Bruce Barr, our co-founder and director, Robert Todd Brown, our Chief Executive Officer and director, and Eric Dennis Malchow, our President, Global Head of M&A and director, who will each be holders of common units and our Class A and Class C common stock immediately following consummation of the Organizational Transactions.
•“LILP Non-controlling Partners” refers to holders, consisting of certain of our executive officers, managing directors and senior professionals (other than the LILP Controlling Partners and Other Senior Professionals), of common units and our Class B common stock immediately following consummation of the Organizational Transactions.
•“LILP Partners” refers to the LILP Controlling Partners and the LILP Non-controlling Partners.
•“LILP Partnership Agreement” refers to LILP’s Fourth Amended and Restated Limited Partnership Agreement, which will become effective prior to the consummation of this offering.
•“Lock-Up Common Units” refers to (i) common units held by an LILP Partner on the closing date of this offering and (ii) common units received by an LILP Partner upon the exercise of any option to purchase common units held by such LILP Partner as of the closing date of this offering.
•“Lock-Up Shares” refers to (i) shares of Class A common stock issued as consideration in the Corporate Mergers and (ii) shares of Class A common stock received by members of the Blocker Companies in connection with the exercise of any options that were converted in the Corporate Mergers into options to purchase shares of Class A common stock.
•“MarshBerry” refers to MarshBerry Holding Company, LLC and its consolidated subsidiaries.
•“MarshBerry Acquisition” refers to the transaction consummated on October 31, 2025, pursuant to which we acquired MarshBerry. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions.”
•“Other Senior Professionals” refers to members of the Blocker Companies who are international and U.S. based managing directors and certain other senior professionals of the Company.

•“Rollover Class A common stock” refers to shares of Class A common stock received by certain of the LILP Non-controlling Partners in connection with the Reorganization Transactions, other than the Corporate Mergers.
•“Sunset Date” refers to such date that is the earlier of (i) the ten (10) year anniversary of the effective date of this registration statement and (ii) the date on which the LILP Controlling Partners first cease to own, in the aggregate, less than twenty (20%) percent of the issued and outstanding shares of common stock.
•“Tax Receivable Agreement” means the tax receivable agreement entered into between Lincoln International, Inc., LILP and the TRA Parties.
•“Tax Receivable Agreement Representative” refers to Theodore J. Heidloff, our Chief Financial Officer and his successors.
•“TRA Parties” refers to, collectively, the LILP Partners, certain Other Senior Professionals and any future party to the Tax Receivable Agreement.
•“we,” “us,” “our,” the “Company,” “Lincoln,” and similar references refer: (1) following the consummation of the Organizational Transactions, including this offering, to Lincoln International, Inc., a Delaware corporation, and, unless otherwise stated, all of its direct and indirect subsidiaries, including LILP; and (2) prior to the completion of the Organizational Transactions, including this offering, to LILP and, unless otherwise stated, all of its direct and indirect subsidiaries. In each case, such references include MarshBerry from and after the date of the MarshBerry Acquisition unless otherwise stated or the context otherwise requires.
We will be a holding company and the sole general partner of LILP, and upon the consummation of a series of Organizational Transactions, our principal asset will consist of common units. We will conduct our business through LILP and its direct and indirect subsidiaries.
Presentation of Financial Information
LILP is the accounting predecessor of the issuer, Lincoln International, Inc., for financial reporting purposes. Lincoln International, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•Lincoln International, Inc.—Other than the balance sheet dated as of December 31, 2024, the historical financial information of Lincoln International, Inc. has not been included in this prospectus as it has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.
•LILP—Because Lincoln International, Inc. will have no interest in any operations, other than those of LILP and its subsidiaries, the historical consolidated financial information included in this prospectus is that of LILP and its subsidiaries.
Except as otherwise noted, the unaudited pro forma condensed consolidated financial information of Lincoln International, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the audited historical consolidated financial statements of LILP and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the MarshBerry Acquisition and to the Organizational Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2025 in the case of the unaudited pro forma condensed consolidated statements of income data, and as of December 31, 2025, in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Other amounts that appear in this prospectus may not sum due to rounding.
TRADEMARKS
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, including trade associations and government agencies and data from our internal research, and are based on assumptions made by us upon reviewing such data and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
v

PROSPECTUS SUMMARY
This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before investing in our Class A common stock, you should carefully read the entire prospectus, including the financial data and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements.
Company Overview
We are a global independent investment banking advisory firm focused on the private capital markets. As a leader in advising private equity and private credit investors, private company business owners and other senior executives, our globally integrated platform allows us to deliver comprehensive, sector-focused advisory services to clients across key areas of the economy.
Our experienced professionals provide meaningful and differentiated private capital markets expertise across our two segments, Investment Banking Advisory and Valuations and Opinions:

Investment Banking Advisory				Valuations and Opinions
Mergers & Acquisitions	Capital Advisory	Private Funds Advisory	Other Services
•Sell-Sides •Buy-Sides •Add-ons	•Debt Advisory •Special Situations & Restructuring •Growth Capital & Minority Equity	•Continuation Vehicles •Single Asset and Co-Investment Vehicles •Primary Funds	•Strategic Consulting •Executive Peer Networks •Agency Member Network	•Portfolio Valuations •Transaction Opinions & Board Advisory •Disputes Advisory
Since our founding in 1996, we have experienced significant growth achieved through investments in our talent, our platform, the complementary capabilities we offer—including our growing, recurring, and non-cyclical valuations business—and the strategic positioning of the firm. As a result, we have built a platform to support clients in attracting capital and investing with purpose, driving value and realizing returns. As of December 31, 2025, approximately 1,400 professionals, including 161 managing directors, serve our clients and operate our business from more than 30 offices across 14 countries throughout the Americas, Europe, Middle East and Asia. Mergermarket has ranked us the #2 sell-side advisor for private equity transactions globally over the three years ending December 31, 2025.
Our success is rooted in a thoughtfully designed, institutionalized, and proactively managed entrepreneurial culture, fostering collaboration and engagement while strengthening our ability to attract, develop, and retain exceptional talent at all levels of the organization. We believe this culture is distinctive within our industry and is reinforced by a proven executive leadership team with strong continuity, as well as experienced senior professionals who lead our industry, product, and administrative groups. Reflecting this continuity, our leadership team has been with Lincoln for an average of approximately 20 years, and our managing directors have averaged more than eight years with the firm. We continue to build our next generation of leaders through a deliberate focus on high-performing talent and internal promotion, as demonstrated by the fact that approximately 43% of U.S. managing directors were promoted from within—one-third of whom joined Lincoln as junior professionals.
Over time, we have intentionally diversified our business across service offerings and created depth of expertise and client relationships within industry sectors, including Business Services, Consumer, Healthcare, Industrials, Technology, and, through our acquisition of MarshBerry that we closed on October 31, 2025, Financial Services. MarshBerry is a global leader in investment banking advisory services, serving the insurance brokerage and wealth and retirement sectors through all stages of growth. MarshBerry has been recognized by S&P Global Market Intelligence as the #1 M&A sell-side advisor in insurance brokerage in each year since 2022. We believe this strategic acquisition solidifies our position as the leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.

The Evolution of Lincoln International
__________________
Note: (1) 2025 represents pro forma client revenue. (2) 2008 and 2015 product group diversity only reflect U.S. operations. (3) Financial Services and Energy included within Business Services except for Financial Services is called out separately in 2025 pro forma with MarshBerry. (4) Excludes MarshBerry offices in locations where Lincoln has an established office. (5) “M&A” incorporates MarshBerry’s M&A-related client revenue, while “Other” incorporates FirstChoice, Connect and consulting client revenue.
We continue to invest to drive growth. As a catalyst for growth, we accelerated our lateral managing director hiring in recent years, leading to the onboarding of 31 new managing directors since the beginning of 2024 who either introduce—or strengthen—certain sector, product, or geographic expertise. This senior talent hiring success is a testament to the strength of our brand and culture. Lincoln has become a destination for talent as we have evolved. We have also invested in our technology infrastructure, including designing a customer relationship management system that also functions as an enterprise resource planning system, by building a proprietary artificial intelligence, or AI, tool that aggregates institutional, market and client intelligence to drive efficiency and optimize knowledge sharing, and by improving the delivery of portfolio valuations through automation.
Our relentless focus on client success and continued investments in our people and platform have produced substantial growth in revenue and profits. Our client revenues have increased from $191.9 million in 2015 to $843 million on a pro forma basis in 2025, a 16% annualized growth rate. Our business has also become more diverse with the non-M&A revenue contribution growing from 21% in 2015 to 32% in 2025. For the year ended December 31, 2025, after giving effect to the MarshBerry Acquisition and the Organizational Transactions, we had pro forma earnings before income taxes of $  million and $  million on an adjusted basis. See the section titled “—Summary Consolidated Financial and Other Data” for information regarding our use of adjusted earnings before income taxes (“adjusted EBIT”), which is considered a non-GAAP measure, and a reconciliation from income before income taxes.
Our Services
Our services are delivered with “Real Connection and True Perspective,” the essence of our brand, which underpins partnership-oriented advisory relationships with our clients. Our proactively managed culture promotes knowledge sharing and, when combined with our deep relationships across the private capital markets, enables us to deliver differentiated insights. Our core segments—Investment Banking Advisory (comprised of M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services) and Valuations and Opinions (comprised of Portfolio Valuations, Transaction Opinions and Board Advisory, and Disputes Advisory)—provide revenue diversification, multiple avenues for growth across market cycles, and complementary services that support our clients’ evolving needs. Our international reach enables clients to access the optimal acquirers, investors and capital pools in nearly every major market in the world.

Private Capital Markets Continuum of Services
We strive to support our clients throughout the full private equity and debt lifecycle, delivering value at each stage through the combination of expertise and insights across our service offerings.
The global private equity community is a focal point of our client service model. Our Financial Sponsors Coverage group, together with our industry and practice professionals, form a collaborative team, delivering timely, tailored services to meet client needs. This coverage strategy complements our ongoing engagement with other market-leading companies, both private and public, across sectors, enabling us to optimally serve our wide-ranging client base. Within our highly customized database and software system platform, we maintain a proprietary target list. We actively cover more than 1,000 private equity firms that collectively have more than 18,500 portfolio companies, and we have identified and strategically target approximately 3,300 as potential advisory opportunities in the next five years in addition to our coverage of approximately 1,150 global corporations. We have also invested in enhancing our coverage of private companies with a dedicated group of professionals focused on identifying and engaging with private, founder-owned companies within our core sectors and sub-sectors. We believe the combination of these efforts with MarshBerry’s existing depth and breadth of relationships with private companies provides us with an even deeper pool of potential clients. MarshBerry uniquely targets its predominantly private company client base through an advisory-led model and evolves with its clients to the point of exit, creating a unique ecosystem that attracts and retains clients throughout their phases of growth. We believe that our comprehensive coverage strategy enables us to develop differentiated relationships that support the strength of our platform; excluding MarshBerry, 57% of advisory transactions closed during 2025 were with repeat clients.
Further, our Valuations and Opinions practice is a recognized market leader, valuing approximately 32% of all U.S. private equity-backed companies in 2025 through our private equity and private credit portfolio valuation engagements. Moreover, 50% of fairness opinion transactions in 2025 were continuation vehicles or secondary transactions. In addition to supporting our growth and revenue diversification, the Valuations and Opinions practice provides us with unique access to information and enhances our ability to deliver differentiated insights to clients.

Selected Transactions Across Industries and Practices
Our services are organized in the following groups:
•Mergers & Acquisitions Advisory: Our M&A Advisory practice services are delivered by a team of industry-focused professionals who have spent their careers developing deep professional connections and providing knowledgeable market perspectives and sector expertise to our clients. Our business is balanced across six core industries—Business Services, Consumer, Financial Services, Healthcare, Industrials, and Technology—and we continue to expand into new sectors within each industry. We have successfully added high-quality senior talent through lateral hiring and by purposefully developing talent internally in sectors we believe are likely to experience significant M&A growth.
Our focus is on private market transactions between $250 million and $2 billion in deal value, which we believe represents a large, sustainable, and growing segment of the market for investment banking advisory services. However, as we continue to grow with our clients and deepen our expertise, we expect that the number of transactions we advise on that are greater than this threshold will continue to expand, particularly where we have strong sub-sector expertise. As demonstrated below, our M&A Advisory practice is largely oriented towards sell-side advisory and we most frequently represent private equity firms as they seek return on their portfolio companies, typically selling to corporate or private equity acquirers. Excluding MarshBerry, cross-continental transactions represented approximately 25% of our M&A Advisory activity in 2025, reinforcing the importance of our international footprint and connectivity with acquirers and investors around the world.
Composition of our 2025 M&A Advisory Transactions by Transaction Count

•Capital Advisory: Our Capital Advisory practice delivers advisory services spanning the entire capital structure from healthy to distressed situations, with services ranging from arranging debt financing to raising minority growth equity to advising on special situations and restructuring. Our bankers have decades of experience providing bespoke services for stakeholders in a variety of complex situations and markets including storied M&A, capital structure assessment, bridge and rescue financing and other liquidity solutions. Approximately one-third of our Capital Advisory bankers have experience in distressed and restructuring situations, bolstered by the recent hiring of senior professionals with this expertise. As an independent, advisory-only firm, client outcomes—not capital deployment—drive our recommendations, allowing us to build a differentiated sense of trust with our clients in any market cycle.
•Private Funds Advisory: Established at the beginning of 2022, our Private Funds Advisory practice works with financial sponsors to design comprehensive capital solutions that align with their strategic growth objectives. Whether seeking capital for direct new investments, executing GP-led secondary transactions and continuation vehicles to extend hold periods, or raising new funds, our team has access to and knowledge of capital providers (e.g., limited partners) to assist sponsor clients with a tailored private capital fundraising solution aligned with their investment strategies. Since the beginning of 2024, we have tripled the number of managing directors in this group including the addition of senior professionals with significant experience in GP-led secondaries and continuation vehicles. We continue to sharpen our focus and deepen our expertise in this area as global secondaries volumes reached nearly $200 billion in 2025 (up from approximately $40 billion in 2015). Our Private Funds Advisory practice has grown rapidly by both closed assignments and headcount in the short period of time since its creation.
•Valuations and Opinions: Our Valuations and Opinions practice has established us as a thought leader that routinely provides independent, timely valuations and advisory services for many of the world’s leading alternative asset managers. These alternative asset managers include private equity firms, private credit firms, mutual funds, insurance companies, banks, infrastructure firms, hedge funds, and institutional investors. In addition to servicing these institutions, we also provide leading financial advice to general partners, boards of directors, special committees, investors, trustees, and other corporate decision-makers at both public and private companies.
Our Valuations and Opinions practice is primarily organized into two sub-groups—(1) Portfolio Valuation and (2) Transaction Opinions and Board Advisory. Our global Portfolio Valuation practice operates on a recurring-revenue model, performing valuations of illiquid securities on behalf of our clients for financial and tax reporting purposes, with frequency of valuations varying from daily to annual. Our global Transaction Opinions and Board Advisory team provides transaction and fairness opinions for mergers, acquisitions, continuation vehicles, and various other transactions as well as solvency opinions for corporate spin-offs, dividend recapitalizations, alongside a range of financial opinions tailored to other types of transactions. In addition to these two sub-groups, in 2025, the Valuations and Opinions group launched a dedicated dispute advisory services business. Leveraging our core competencies in M&A and valuations, our disputes team specializes in advising either sellers or buyers on the resolution of post-closing purchase price adjustments (e.g., working capital and earnouts). The Valuations and Opinions practice has significant market share—valuing approximately 32% of all U.S. private equity-backed companies in 2025.
•Other Services: In addition to its core Investment Banking Advisory services, MarshBerry offers services that we believe provide an early entry point into our ecosystem of offerings, enabling our team to learn a client’s business and add value throughout its lifecycle. These services include strategic consulting, an executive peer exchange called Connect, which fosters connection and mentorship among leaders within the insurance and wealth sectors, and an agency member network, FirstChoice, which provides members direct insurance carrier access, strategic business planning, advanced technology services, and a comprehensive education platform. We believe these offerings enable us to build relationships with smaller, privately held insurance agencies and wealth management practices, and evolve with them to the point of eventual exit.

Our Market Opportunity
We believe an attractive market opportunity exists for an independent investment banking advisory firm focused on the private capital markets, and that we are uniquely positioned to benefit from compelling trends underlying the broader industry.
•Growth in the Global Private Capital Markets: Since 2000, the number of private companies in the United States backed by private equity firms has grown from approximately 2,000 to approximately 13,600, with private market assets under management expected to grow from $19 trillion in 2024 to $32 trillion in 2030, while the number of U.S. public companies has declined from approximately 7,000 to approximately 4,200 over the same period. Global funds raised but not yet deployed by private equity firms remain abundant at more than $2.6 trillion globally as of December 31, 2025, providing sponsors with capital to support new platforms. We believe these dynamics—abundant investable capital, evolving exit pathways, and heightened liquidity needs—position us to capitalize on strong demand for advisory services in the private capital markets.
Global Private Equity Undeployed Funds ($T)
__________________
Source: S&P Global Market Intelligence
•Growing and Resilient Private Market M&A Transaction Activity: M&A activity in the private capital markets benefits from higher and more stable transaction activity than public, large-cap M&A. Private transactions up to $2 billion in deal value averaged approximately 25.2x the annual number of large-cap market transactions over the past ten years according to Dealogic. Additionally, transactions below $2 billion in deal value experienced significantly more stability in annual transaction count relative to the market from 2015 to 2025, with volatility of 19% over the period relative to 37% for transactions over $2 billion. We believe this long-term stability supports our business model.

__________________
Source: Dealogic
•Increasing M&A Fee Pool for Private Equity: We believe the expansion of private capital has contributed to a structurally larger and more durable M&A fee pool, particularly for sponsor-led transactions. Global M&A advisory revenues have grown from approximately $12 billion in 2000 to $27.6 billion for the twelve months ended December 31, 2025, while independent advisors have meaningfully increased market share from approximately 17% to approximately 37% over the same period. The proliferation of private equity-backed companies, coupled with abundant investable capital, extended hold periods, and evolving exit and liquidity pathways, is driving sustained demand for platform formation, add-on acquisitions, recapitalizations, and exits. Additionally, an increase in the multiple on invested capital (“MOIC”) serves as an indicator of more deals coming to market. We believe these dynamics will continue to support strong M&A activity and advisory demand, positioning Lincoln to capture an increasing share of sponsor-driven fee opportunities.
•Expansion of Retail Investor Participation in the Private Capital Markets: Asset managers are increasingly capitalizing on growing retail investor demand for access to private market investments, driven by the search for higher returns, diversification, and income amid public market volatility. This has led to the expansion of retail-accessible private market products, including interval funds, tender offer funds, BDCs, and other semi-liquid vehicles across private equity, private credit, and real assets. Reflecting this shift, a 2025 global private markets survey found that 56% of institutional investors expect at least half of private market capital flows to come through semi-liquid, retail-oriented vehicles within the next one to two years. We believe these trends will continue to support demand for our capital advisory and valuation services as sponsors evaluate retail and wealth-channel fundraising strategies and navigate increasing product, liquidity, and governance complexity.
•Increasing Demand for Independent Advice: The demand for unbiased, specialized expertise has supported the ability of independent advisors to capture increasing share of growing M&A fees. Clients are increasingly scrutinizing any potential conflicts of interest at large financial institutions that operate investment banking businesses alongside sales and trading, underwriting, and lending businesses. We believe these large investment banks often face greater regulatory constraints and the relative size and complexity of their organizations can render them less able than independent firms to move nimbly and deliver customized service without any actual or perceived conflicts of interest. We believe that commercial banks view investment banking as a secondary offering to supplement lending activities in specific sub-sectors. In contrast, independent firms have been able to specialize in providing advisory and broader financial services and offer a differentiated level of industry knowledge, quality of service, and the flexibility to rapidly adapt to client needs. In addition to gaining market share from full-service investment banking firms, we believe that the leading independent firms will grow market position relative to smaller, specialized “boutique” advisors.
•Increase in Private Debt Issuance: Companies have capitalized on robust investor demand for higher yielding assets by issuing large volumes of debt, including leveraged loans, structured debt capital, and other similar products. Loan volumes have been particularly high across a broad range of non-bank private capital providers ranging from private credit funds, BDCs, insurance companies, mezzanine funds, and other institutional investors. The demand for credit assets has supported significant growth in global private credit assets under management. After growing at approximately 13-16% per year over the last decade, global private credit assets under management reached approximately $2.3 trillion in 2025 and is forecasted to grow to $4.5 trillion by 2030 according to a report by Preqin. North America direct lending, the most popular strategy, comprises nearly 30% of the global private credit market. We believe that these market trends will continue to support demand for our capital advisory services, particularly as companies seek to evaluate the full range of financing alternatives in the private capital markets. The expansion of the private debt markets is expected to increase demand for valuations and opinions services in all market environments, and particularly during periods of uncertainty, which we believe demonstrates the ability of our business to capitalize on different phases of the business cycle.
•Increasingly Competitive Fundraising Markets: We believe that the extension of private investment holding periods, coupled with elevated levels of undeployed funds, has limited institutional investors’ ability to deploy new capital, contributing to a “tightening” of fundraising markets. As a result, we believe fund limited partners have become increasingly selective in allocating funds to investment opportunities, which has catalyzed an increasing demand for advisory services by asset managers to support private capital fundraising efforts. This trend has supported the growth of our Private Funds Advisory practice, as fund general partners have increasingly sought advisory services to support the achievement of fundraising goals.
•Growing Need for Third-Party Valuation Services: Alternative asset managers are typically required to complete valuations that align with their financial reporting requirements to investors, as well as when subscriptions or redemptions occur within a fund vehicle, to satisfy compliance standards and regulatory reporting obligations. Coupled with the need to maintain high governance standards, alternative asset managers often engage third-party valuation firms to consult on internally prepared valuations or to provide independent ranges of values. We believe that as both alternative asset managers and the capital held within private capital markets continue to grow—including growth of such investments within the retail channel—the importance, use and frequency of third-party portfolio valuations will only increase. During the quarter ending December 31, 2025, we performed approximately 7,100 portfolio company valuations and approximately 1,800 investment valuations through our newly launched asset-backed finance practice. In all of 2025, we performed more than 25,000 portfolio company valuations. While the most common valuation cadence is quarterly, more than 30% of the portfolio company valuations we performed in 2025 were conducted more frequently (i.e., daily, weekly, or monthly).
Our Key Competitive Strengths
We believe that our business is differentiated from our competitors based on several factors, which include:
•Proactively Managed Culture Drives Exceptional Human Capital: Since our inception, we have cultivated a collaborative and entrepreneurial culture that enables us to attract, retain, and engage exceptional people. We anchored our strategy in a clearly defined purpose, vision, and mission, supported by the five core values that define our culture and enable its execution.

LINCOLN
INTERNATIONAL

OUR PURPOSE

To create exceptional opportunities for our clients, colleagues and communities to thrive.

OUR VISION

To be the best investment banking advisory firm in the global private capital markets.

OUR MISSION

We attract, inspire and empower talented people to deliver the strategic advice that enables our clients to achieve their most important objectives.

EMPOWER
DELIVER
INVEST
OPERATE & SUCCEED AS
Highly Valued & Celebrated Culture
ONE FIRM
GROW THE VALUE OF LINCOLN TO BENEFIT ALL

OUR VALUES

Excellence	Entrepreneurship	Integration	Collaboration	Integrity
JUDGMENT	CURIOSITY	COMMUNICATIVE	SELFLESSNESS	HONESTY
PASSION	INGENUITY	SHARING	RESPECTFUL	SELF-AWARENESS
IMPACT	COURAGE	INVOLVED	OPEN-MINDED	ACCOUNTABILITY

We define our culture at a granular level and actively measure it using data-driven tools, including an annual, third-party administered culture and engagement survey and regular focus groups. We take deliberate action based on this feedback to ensure we are upholding our values and addressing issues directly. We believe our high levels of employee engagement validate the widespread adoption of our values, and our compensation structure is designed to reinforce and incentivize dedication to promoting our culture.

Our unique culture supports strong retention and effective recruiting, both on university campuses and laterally within the industry. We invest significant resources in developing our talent, creating clear pathways for professional advancement, and fostering long-term retention by enabling employees at all levels to have a meaningful impact on the firm’s growth and success. This is reflected in approximately 80% employee retention since 2020, an approximately 80% junior banker direct promotion acceptance rate since 2015, and an average managing director tenure of more than eight years. At the same time, we have established ourselves as a destination for top talent. At the end of 2023, we made a deliberate strategic decision to accelerate the hiring of high-quality senior professionals based on our experience that the strongest talent is most willing to change platforms during periods of market uncertainty. This strategy has proven to be highly effective, as evidenced by the successful onboarding of 31 managing directors laterally from January 1, 2024 to January 1, 2026. Our focus on attracting and retaining top talent fosters a collaborative culture rather than a “star banker” model. No individual managing director accounted for more than 2% of 2025 revenue and no managing director was in the top five revenue producers in each of the past three years ending December 31, 2025.
•Advisor of Choice for Large, Loyal and Repeat Client Base: We have long-standing relationships with many of the world’s most active and respected private equity firms, and are ranked as the #2 sell-side advisor globally for private equity transactions over the three years ending December 31, 2025 according to Mergermarket. Private equity clients are among the most sophisticated and frequent users of investment banking services and deep relationships with this community are critical to driving repeat business and market visibility in a private market M&A advisory business. Beyond sell-side advisory, we have purpose-built our service offerings to support the full continuum of private equity and private debt needs, from attracting capital, to investing with purpose, to creating value and ultimately realizing returns.
Led by our Financial Sponsors group, we actively cover more than 1,000 private equity firms worldwide with more than 18,500 portfolio companies, of which we have identified approximately 3,300 as targets for potential advisory engagements in the next five years. We strategically identify potential targets through an evaluation of size, industry, and investor relationships, and prioritize opportunities where we believe we can achieve optimal outcomes for our clients. For each of the approximately 3,300 targets, we maintain an institutionalized strategic business planning approach captured within our CRM system enabling us to develop an authentic relationship with the decision makers while delivering value to the portfolio company during the private equity group’s hold period. Our track record of driving successful outcomes for private equity firms across numerous transactions and services has resulted in deeply embedded relationships. We believe these relationships are further supported by how we are often a top source of new investment opportunities for these firms. Excluding MarshBerry, approximately 57% of our advisory transactions closed in 2025 were with repeat clients, which we believe demonstrates the quality of our advisory services and client coverage efforts. Many of our repeat clients utilize multiple products across business lines, as demonstrated in the examples below:
Examples of Breadth of Private Equity Client Relationships

			Transactions (2019-2025)
Client	# of Total Portfolio Companies	# of Portfolio Companies on LI Target List	Sold a Business To?	Sold a Business For?	Completed a Capital Raise For?	Valuations and Opinions Client?
Client A	97	11	Y	Y	N	Y
Client B	84	12	Y	Y	N	Y
Client C	43	8	Y	Y	Y	Y
Client D	33	8	Y	Y	Y	N
We believe the above examples are representative of our breadth of private equity client relationships as a whole and demonstrate the typical engagement of these clients across our continuum of services. Our robust and consistent deal flow as a result of our meticulous target tracking efforts and continuous engagement with these clients, enables us to generate more transaction opportunities that deliver excellent outcomes. Further, our hiring efforts are focused on expanding our industry expertise, which we believe will support our ability to expand our target universe, further deepen client relationships and enhance our ability to capture a greater share of advisory opportunities among our client base.
•Complementary Services, with Growing and Recurring Revenue Streams: Since our founding, we have strategically expanded into a diversified platform offering complementary services to clients across key sectors of the economy. Our advisory capabilities span two core segments: Investment Banking Advisory (comprised of M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services) and Valuations and Opinions.
Complementary Service Offerings
This expansion has broadened our client relationships and deepened our engagement across the private capital markets, creating multiple entry points for new business and recurring revenue streams. In particular, our Valuations and Opinions practice provides ongoing, comprehensive valuation services that generate predictable, repeatable revenue, enhance connectivity with clients and often facilitate the identification of potential advisory opportunities. Market dynamics and evolving investment opportunities drive increased demand for higher frequency valuations. While the most common valuation cadence is quarterly, more than 30% of the portfolio company valuations we performed in 2025 were conducted more frequently (i.e., daily, weekly, or monthly). Collectively, we believe our complementary service offerings create a balanced revenue mix, enhance stability, reduce cyclicality, and position us for continued growth.
•Globally Integrated Organization: We have strategically expanded into new geographies with a focus on building a locally deep and globally integrated presence across the world’s top economies. This approach has resulted in an integrated global footprint, providing broad market knowledge and strong access to investors. Our teams are embedded within their local business communities around the world, enhancing our ability to win assignments and deliver tailored advisory services. We believe this globally integrated organization enables us to deliver superior outcomes for our clients.

Global Client Professionals

~675 **bankers in Americas**

Atlanta
Boston
Chicago
Cleveland
Dallas
Dana Point
Grand Rapids
Los Angeles
Miami
New York
Plano
Richmond
San Francisco
Sao Paulo
Washington DC
Woodmere

~340 **bankers in Europe**

Amsterdam
Berlin
Brussels
Frankfurt
London
Madrid
Milan
Munich
Paris
Stockholm
Zurich

~100 **bankers in APAC**

Bangalore
Beijing
Dubai
Melbourne
Mumbai
Sydney
Tokyo

● Lincoln Location
● Miles Advisory Strategic Partnership

We have intentionally expanded our global footprint to be present in the largest markets for our services, with approximately 77% of global M&A transactions closed in 2025 occurring in markets where we operate. We have well-established teams in the three largest Western European markets by gross domestic product, with a presence in Germany since 1999, France since 2006, and the United Kingdom since 2008. We believe that operating near the headquarters of many pan-European private equity firms positions us well to deploy cross-border European advisory teams in support of our clients’ objectives. We also maintain an established presence in Asia, having entered Japan in 2008, India in 2011, China in 2013, and Dubai in 2025. In 2023, we established a strategic partnership with Miles Advisory Partners, which expanded our global footprint into Australia and New Zealand, enhancing our geographic reach, industry expertise, and investor connectivity in a region with growing deal activity. This global reach also diversifies our business from the impact of regional economic cycles.
Our collaborative culture and global systems infrastructure enable real-time knowledge sharing and the ability to provide differentiated service to our clients. This level of global connectivity is particularly valuable in facilitating successful outcomes in cross-border transactions. For example, in a sell-side transaction, our footprint allows us to access a global universe of strategic and financial buyers, enabling us to drive competitive tension and generate superior outcomes for our clients. As a result of our global footprint and collaboration, 53% of our M&A transactions closed in 2025 were cross-border and over the two year period ended December 31, 2025, excluding adjustment for the MarshBerry Acquisition, approximately 30% of our closed engagements combined a local market professional with a sector expert from another geography.
•Distinctive Technology and Data–Driven Approach: We employ a data-driven approach to managing our business and leverage technology to enhance knowledge sharing and client service. Our investments in data and technology enable leadership, client facing professionals, and administrative teams to collaborate effectively, lead, forecast, generate business, and execute transactions.

Our highly customized customer relationship management system is built to maximize collaboration and analytical decision making, featuring a robust target list of potential advisory opportunities, proprietary dashboards that provide actionable insights that help us to manage our business, and deep intelligence that enable us to better serve clients. Real-time access to productivity metrics, revenue backlog, closed deal statistics and target scores informs strategic planning and support enterprise resource planning.
We have also developed an internal, bespoke generative artificial intelligence powered knowledge retrieval engine to enhance the efficiency and quality of our client service. Leveraging the expertise of our global professionals, we completed an extensive development process through the targeted collection of Lincoln’s proprietary documents and client meeting notes, organization by industry and deal type, cleansing of sensitive data, and implementation of retrieval algorithms. This tool has equipped our team with instant access to critical client and market information, enabling us to better share insights across global offices and deliver deeper value for our clients.
To improve our portfolio valuation service within our Valuations and Opinions group, we have implemented cloud-based platforms that streamline the management of large datasets and complex analyses, as well as tools that enhance the transparency of our processes with clients. Additionally, we have integrated artificial intelligence and other automation technologies to extract data from information received from our clients and to uniformly incorporate market data into our valuations systemically. These advancements enable our valuations professionals to improve accuracy of results, enhance process efficiency, strengthen quality control, and deliver deeper, more insightful results, on a near real-time basis to our clients and, where applicable, their fund administrators.
Through our portfolio valuation and opinions business, Lincoln has captured and aggregated significant amounts of private company performance and transaction data since 2015. This enables us to analyze, in an anonymized and aggregated manner, key indicators regarding the health of the private capital markets and can extract themes across industry verticals, investment vintage, and size categories. The data we regularly report on includes, but is not limited to, enterprise valuation levels, business performance, financial covenants and investment interest rates in private credit transactions. On February 23, 2026, Lincoln entered into a partnership with S&P Dow Jones Indices (“S&P DJI”) to launch the S&P Lincoln U.S. and Europe Senior Debt Indices, combining Lincoln’s private market insights with S&P DJI’s expertise in index design, administration, and governance.
Our Growth Opportunities
Since our founding, we have proactively capitalized on opportunities to drive growth throughout market cycles. Our vision is to continue advancing our position as a leading global independent investment banking advisory firm serving the private capital markets through the consistent execution of our growth strategies. We have a long track-record of evolving our business model by identifying and acting on opportunities to accelerate our growth, including during periods of market uncertainty, resulting in increased scale, productivity, and diversification.

Global Revenue Over Time
We plan to further our growth objectives by continuing to focus on:
Expand Market Share
We believe there is a significant opportunity to continue to increase our share of the expanding demand for investment banking advisory services in the private capital markets. We intend to accomplish this by both deepening relationships with existing clients and adding new clients across sectors and geographies. As our client relationships mature, we increasingly serve as a holistic advisor, helping clients navigate often complex strategic objectives. Several of our private equity clients with whom we have worked for decades have grown into diversified asset managers, requiring sophisticated and wide-ranging advisory support. Moreover, over the last five years, approximately 2,400 new private equity groups have been formed globally, many of which have investment professionals with whom we have worked while they were at other firms. We have grown and adapted alongside our clients, expanding our industry expertise and service offerings to meet their evolving needs in the following ways:
•Deepen Current Expertise: We continue to build depth and scale in our existing industries and products by developing high performing talent internally and hiring senior professionals who expand our expertise. The strength of our platform and collaborative culture enables retention and promotion of our internal talent and makes us an attractive destination for high-caliber lateral hires. This approach is supported by a robust internal pipeline, including more than 120 directors and more than 140 vice presidents as of December 31, 2025, who represent potential future managing directors. This deep bench of internal talent, combined with strategic lateral hiring, allows us to strengthen sector, sub-sector and product density. Throughout our history, we’ve employed this approach to expand our coverage and reach in nearly all of our industry groups and products.
•Expand into New Industries and Products: While we continue to drive talent density in our current industry and product groups, we remain focused on leveraging our proven strategy to further expand our advisory capabilities across new industries and offerings. We are an employer of choice for lateral hiring. We added a record 66 managing directors from January 1, 2024 to January 1, 2026, of which 31 were outside hires, 21 joined through acquisitions, and 14 were internally promoted. The MarshBerry Acquisition added 16 managing directors with sub-sector experience across the insurance brokerage and wealth management sectors.
•Cross-Sell Services: Our deep M&A client relationships create significant opportunities to introduce Capital Advisory, Private Funds Advisory, and Valuations and Opinions services, further embedding us in our clients’ businesses. Likewise, our Valuations and Opinions practice serves many of the largest asset managers, providing a strong opportunity to expand into more transaction-oriented advisory services. These efforts are reinforced by deliberate relationship-building initiatives, including our Financial Sponsors group, Private Company Coverage group, private markets conferences and other forums designed to create lasting client connections.
This expanding market opportunity is reflected in our strong and growing backlog which is at an all-time high as of December 31, 2025. This important benchmark underscores the continued demand for our services, the depth of our client relationships, and our ability to capitalize on our growth opportunities across our complimentary advisory offerings. We regularly review and assess backlog on both a gross and probability weighted basis.
Increase Productivity & Expand Margins
We strive to increase productivity and expand margins by driving greater discipline and consistency across target coverage, fee realization and deal execution. As our platform has scaled, we’ve sharpened our focus on deal selection and target coverage, which supports increases in revenue per managing director as well as average deal and fee size.
Maintaining a high-performance culture remains central to this effort. We actively manage productivity expectations and hold employees accountable to meeting those standards, which has been validated by growth in employee productivity. This discipline also ensures we reserve capacity within the organization for opportunities that increase our franchise value. In addition, we expect the full productivity impact of the significant number of lateral managing directors onboarded in the past two years to be fully realized in 2026, 2027 and beyond.
Another key driver of this margin expansion is the continued growth of insourcing to our operations in India, which provides high-quality, cost-efficient support across the platform. While this has been most impactful to date in our Valuations and Opinions business, we expect similar productivity gains in our Investment Banking Advisory business going forward. In parallel, we are increasingly ‘working smarter’ by automating workflows and leveraging technology to improve efficiency and accelerate execution. These efficiencies allow us to support growth in managing directors while growing incoming junior banker classes at a slower rate, reflecting productivity improvements enabled by technology and outsourced support.
We believe these investments to date lay the groundwork for further expanded margins through operating leverage and continued efficiency gains. We have made significant, forward-looking investments in our real estate footprint across nearly all major office locations, providing substantial capacity to support future headcount growth. Investments made in real estate, as well as technology, infrastructure, talent optimization, and our global operating model, are beginning to deliver scale benefits, allowing incremental revenue to convert at higher margins while preserving the high-quality service clients expect from us.
Strategically Invest in the Platform
We take an approach of investing in our business to establish competitive advantages in the way we serve clients. Our strategic investments drive growth, efficiency, and client impact. We continue to invest in technology and tools that further professionalize our organization and optimize employee efficiency, ensuring our teams can operate at the highest level. We are already beginning to realize tangible benefits from recent investments in artificial intelligence, including improved data aggregation, faster insight generation, and more efficient execution. As these capabilities scale, they enhance our ability to deliver differentiated perspectives, support banker productivity, and provide a consistently high-quality client experience.
In parallel, we are expanding our coverage of private companies in an organized, methodical, and data-driven way through the recent addition of our Private Company Coverage Group, aimed at identifying growth-oriented, entrepreneur-owned businesses that require advisory services. Connections with private company leadership teams unlock new insights into industry and private market trends that we can leverage across the platform. These investments position us for long-term success, strengthening our ability to deliver differentiated insights and exceptional client outcomes.
We are also investing in the aggregation of our proprietary data to create opportunities for data commercialization. By systematically capturing and organizing transactional and operational private capital information generated through our client engagements, we have built a differentiated dataset that can be leveraged beyond individual client engagements. On February 23, 2026, Lincoln entered into a partnership with S&P DJI to launch the S&P Lincoln U.S. and Europe Senior Debt Indices, combining Lincoln’s private market insights with S&P DJI’s expertise in index design, administration, and governance. These investments reinforce our position as a leading source of proprietary perspectives in the private capital markets.
Selectively Pursue Acquisitions
We have pursued, and will continue to pursue, strategic acquisitions that expand our capabilities, strengthen our industry and geographic reach, and enhance our ability to serve both existing and new clients. Alongside organic growth, acquisitions represent a critical lever to accelerate expansion, particularly in targeted sectors and key markets, with cultural alignment remaining a top priority to ensure seamless integration and long-term success. Over the past four years, we have demonstrated our ability to execute this strategy through the acquisitions of Spurrier Capital Partners in 2022 and TCG Corporate Finance in 2024, which significantly enhanced our technology sector expertise in the United States and Europe while deepening relationships with leading private equity firms. The MarshBerry Acquisition provided immediate entry at scale into the Financial Services sector—one of the most active M&A sectors over the past five years—while also diversifying our end markets, client base, and business model. In addition, we view group hires as a valuable complement to acquisitions, strengthening sector and product expertise across the firm. We expect to build on this momentum by leveraging both acquisitions and group hires as key drivers of continued growth.
Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
Risks Related to Our Business
•Risks Related to Retaining and Recruiting Talent and Maintaining Our Culture
◦Our ability to retain our managing directors and professionals, including our executive officers and other key senior professionals, is critical to the success of our business.
◦Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.
◦If we are unable to maintain our corporate culture as we grow, we could lose focus on the core values that we believe contribute to our success and our business may be harmed.
•Risks Related to Market Conditions and the Impact on Our Business
◦Changing market conditions and the impact of economic conditions, including those resulting from military conflicts and public health incidents, can adversely affect, and in the past has adversely affected, our business in many ways, including by reducing the volume of the transactions involving our business, which could materially impact our performance.
•Risks Related to the Drivers of Our Revenues
◦A substantial portion of our revenue is derived from advisory engagements under which a significant portion of our fees is not paid until the completion of a transaction. As a result, our revenue and profits can be highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.
◦We derive a substantial portion of our revenue from private equity firms, and the loss of major clients or a downturn in that industry would harm our business and financial results.

◦Our revenues in any given period are dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.
◦We face strong competition from other financial advisory firms, many of which offer clients a wider range of products and services than those we offer. Our competitors’ wider range of products and services could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.
•Risks Related to Conflicts of Interest, Misconduct by Employees, Client Satisfaction and Our Reputation
◦Our failure to properly manage actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.
◦Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.
•Risks Related to Litigation, Compliance and Information Technology and Security
◦As a member of the financial services industry, we face substantial litigation risks.
◦Extensive and evolving regulation of our business and the businesses of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.
◦We are exposed to risks and costs associated with protecting the integrity and security of our clients’, employees’ and others’ personal data and other sensitive information.
◦Artificial intelligence presents risks and challenges that can impact our business including by, among other things, posing security risks to our confidential information, proprietary information, and personal data.
◦The cost of compliance with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.
•Risks Related to Growing Our Business
◦We may be unable to execute on our growth initiatives, business strategies or operating plans, which would harm our business and financial results.
◦Our inability to successfully identify, consummate and integrate acquisitions and strategic investments, including integrating the MarshBerry Acquisition, may result in additional risks and uncertainties in our businesses.
◦Goodwill and other intangible assets may represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.
Risks Related to our Indebtedness
•Restrictions imposed by our Credit Facilities may materially limit our ability to operate our business and finance our future operations or capital needs.

Risks Related to Our Organizational Structure
•Our principal asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.
•The Tax Receivable Agreement with the TRA Parties will require us to make cash payments to them in respect of tax benefits to which we may become entitled, and we expect that such payments will be substantial.
Risks Related to Our Class A Common Stock and This Offering
•We will be controlled by the LILP Controlling Partners whose interests may differ from those of our other stockholders and may give rise to actual or perceived conflicts of interest.
•If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution and may experience additional dilution in the future.
•While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.
Summary of the Organizational Transactions
Lincoln International, Inc., the issuer of Class A common stock in this offering, was incorporated as a Delaware corporation on April 6, 2022. Prior to this offering and the other Organizational Transactions, all of our business operations have been conducted through LILP and its subsidiaries, which has been owned by the LILP Partners and the Blocker Companies. After giving effect to this offering and the other Organizational Transactions, Lincoln International, Inc. will be a holding company whose principal asset will consist of                % of the outstanding common units of LILP (or          % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).
Reorganization Transactions
Prior to the Reorganization Transactions, there is only one holder of common stock of Lincoln International, Inc. We will consummate the following transactions in connection with this offering, to which we refer collectively as the “Reorganization Transactions”:
•amend and restate the existing limited partnership agreement of LILP, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in LILP into one class of common units, (2) admit Lincoln International, Inc. as the general partner of LILP upon its acquisition of common units in connection with the Corporate Mergers (as defined below) and (3) provide certain redemption rights to the LILP Partners as described in “Certain Relationships and Related Party Transactions—LILP Partnership Agreement”;
•amend and restate Lincoln International, Inc.’s certificate of incorporation to, among other things, provide for (1) Class A common stock, entitling its holder to one vote per share on all matters presented to our stockholders generally, (2) Class B common stock, entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the LILP Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock,” (3) Class C common stock, entitling its holder to ten votes per share on all matters presented to our stockholders generally, and that shares of our Class C common stock may only be held by the LILP Controlling Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C Common Stock” and (4) the recapitalization of our outstanding shares of existing common stock into shares of Class A common stock;

•acquire, (i) by contributions from certain members of Lincoln International Partners Holdings, LLC, membership interests in Lincoln International Partners Holdings, LLC (the “LIPH Contribution”) and by mergers, LI GP, Inc. and the Blocker Companies (together with the LIPH Contribution, the “Corporate Mergers”), and issue an aggregate of                     shares of Class A common stock to the stockholders of LI GP, Inc. (who are Messrs. Lawson, Barr and Brown) and the members of the Blocker Companies (who are the Other Senior Professionals) as consideration in the Corporate Mergers and (ii) by contributions from certain LILP Non-controlling Partners, common units from such LILP Non-controlling Partners, and issue an aggregate of                  shares of Rollover Class A common stock to such LILP Non-controlling Partners;
•issue                    shares of our Class B common stock to the LILP Non-controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Non-controlling Partners immediately following the Organizational Transactions, for nominal consideration; and
•issue           shares of our Class C common stock to the LILP Controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Controlling Partners immediately following the Organizational Transactions, for nominal consideration.
Offering Transactions
Following the Reorganization Transactions, we will consummate the following transactions in connection with this offering, to which we refer collectively as the “Offering Transactions”:
•issue         shares of our Class A common stock to the investors in this offering (or           shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds, after taking into account the underwriting discount, of approximately $        million (or approximately $        million if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•use the net proceeds from this offering, after taking into account the underwriting discount and estimated offering expenses payable by us, to purchase newly issued common units (or           common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;
•LILP intends to use the net proceeds from the sale of common units to us (i) to redeem $       million in common units held by certain LILP Partners, $ million of which will be received by certain of our directors and executive officers, (ii) to pay fees and expenses of approximately $       million in connection with this offering and the other Organizational Transactions, (iii) to repay $       million in borrowings under the Credit Facilities and, (iv) if any proceeds are remaining, for general corporate purposes as described under “Use of Proceeds”; and
•Lincoln International, Inc. will enter into the Tax Receivable Agreement with LILP and the TRA Parties. The Tax Receivable Agreement will provide for the payment by Lincoln International, Inc. to the TRA Parties of 85% of the amount of tax benefits, if any, that Lincoln International, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of the Basis Adjustments and Interest Deductions. For a description of the terms of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Organizational Structure Following the Organizational Transactions
•Lincoln International, Inc. will be a holding company and its principal asset will consist of common units;
•Lincoln International, Inc. will be the sole general partner of LILP and will control the business and affairs of LILP and its direct and indirect subsidiaries;

•Lincoln International, Inc. will own        common units of LILP, representing approximately        % of the economic interest in LILP (or        common units, representing approximately        % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the LILP Controlling Partners will own (1) directly through the LILP Controlling Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately        % of the economic interest in LILP (or approximately              % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)        shares of Class A common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or        shares of Class A common stock of Lincoln International, Inc., representing approximately         % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (3)        shares of Class C common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or        shares of Class C common stock of Lincoln International, Inc., representing approximately        % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the LILP Non-controlling Partners will own (1) directly through the LILP Non-controlling Partners’ ownership of          common units, approximately        % of the economic interest in LILP (or approximately        % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)          shares of Class A common stock of Lincoln International, Inc., representing approximately         % of the combined voting power of all of Lincoln International, Inc.’s common stock (or         shares of Class A common stock of Lincoln International, Inc., representing approximately         % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (3)        shares of Class B common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or        shares of Class B common stock of Lincoln International, Inc., representing approximately        % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the Other Senior Professionals will (1) own         shares of Class A common stock of Lincoln International, Inc. representing approximately       % of the combined voting power of all of Lincoln International, Inc.’s common stock and approximately      % of the economic interest in Lincoln International, Inc. (or         shares of Class A common stock of Lincoln International, Inc. representing approximately        % of such combined voting power and       % of the economic interest if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2) through Lincoln International, Inc.’s ownership of common units, will hold approximately         % of the economic interest in LILP; and
•the investors in this offering will own (1) indirectly through Lincoln International, Inc.’s ownership of common units, approximately        % of the economic interest in LILP (or approximately        % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2)        shares of Class A common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or          shares of Class A common stock of Lincoln International, Inc., representing           approximately               % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
As the sole general partner of LILP, we will operate and control all of the business and affairs of LILP and, through LILP and its subsidiaries, conduct our business. Following the Organizational Transactions, including this offering, Lincoln International, Inc. will have a minority economic interest in LILP, and will control the management of LILP as its sole general partner. As a result, Lincoln International, Inc. will consolidate LILP and record a significant non-controlling interest in a consolidated entity.

For more information regarding the Organizational Transactions and our structure, see “Our Organizational Structure.”
Ownership Structure
The diagram below depicts our organizational structure as of December 31, 2025.
The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering and the use of net proceeds of this offering as described under “Use of Proceeds,” assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

____________________
(1)Investors in this offering will hold approximately         % of the combined voting power of Lincoln International, Inc. (or approximately       % of the combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Corporate Information
Our corporate headquarters is located at 110 North Wacker Drive, 51st Floor, Chicago, Illinois 60606. Our telephone number is (312) 580-8339. Our principal website address is www.lincolninternational.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure, as well as executive compensation. As a result of this election, the information that we provide stockholders may be different than other public companies in which you hold equity.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision because FINRA regulations require all broker dealers to adopt new accounting standards on public company timelines. As a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering

Issuer	Lincoln International, Inc.

Shares of Class A common stock offered by us	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Shares of Class A common stock offered by the selling stockholders	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Option to purchase additional shares of Class A common stock after this offering
We have granted the underwriters the right to purchase          additional shares of Class A common stock from us within 30 days from the date of this prospectus.

The selling stockholders have granted the underwriters the right to purchase          additional shares of Class A common stock from the selling stockholders within 30 days from the date of this prospectus.

Shares of Class A common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of our common stock (or shares, representing approximately % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), % of the economic interest in Lincoln International, Inc. and % of the indirect economic interest in LILP.

Shares of Class B common stock to be outstanding immediately after this offering
        shares, representing approximately      % of the combined voting power of all of our common stock (or      shares, representing approximately      % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no economic interest in Lincoln International, Inc.

Shares of Class C common stock to be outstanding immediately after this offering
        shares, representing approximately     % of the combined voting power of all of our common stock (or       shares, representing approximately      % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no economic interest in Lincoln International, Inc.

Common units to be held by us immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common units to be held by the LILP Controlling Partners immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately % of the economic interest in LP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common units to be held by the LILP Non-controlling Partners immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately % of the economic interest in ILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Ratio of shares of Class A common stock to common units	Our amended and restated certificate of incorporation and the LILP Partnership Agreement will require that we and LILP at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of common units owned by us and our subsidiaries.

Voting rights	Holders of shares of our Class A common stock, our Class B common stock and our Class C common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock and our Class B common stock entitles its holder to one vote per share and each share of our Class C common stock entitles its holder to ten votes per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”
Immediately after this offering, holders of shares of our Class A common stock, Class B common stock and Class C common stock will represent approximately %, % and %, respectively, of the voting interest in Lincoln International, Inc. (or %, % and %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full in this offering). If all shares of Class C common stock are exchanged for Class A common stock or Class B common stock, at a one-to-one ratio immediately after this offering, existing holders of our Class A common stock would represent approximately % or %, respectively, of the voting interest in Lincoln International, Inc. (or % or %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full in this offering).

Lock-Ups
Under the LILP Partnership Agreement, Lock-Up Common Units held by the LILP Partners will generally be subject to a lock-up period of two years following the date of the effectiveness of this registration statement, after which such Lock-Up Common Units will become transferable in three equal installments on each of the second, third and fourth anniversary of date of effectiveness of this registration statement (the “LILP Lock-Up Period”).
In connection with the Corporate Mergers, the Other Senior Professionals and Messrs. Lawson, Barr and Brown will enter into lock-up agreements with us, pursuant to which the Lock-Up Shares held by the Other Senior Professionals and Messrs. Lawson, Barr and Brown will generally be subject to a lock-up period that is substantially the same as the LILP Lock-Up Period.
We, our officers and directors and the holders of substantially all of our outstanding capital stock have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, dispose of, hedge, make any demand for registration or otherwise publicly announce any intention to do any of the foregoing for any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions.

Redemption rights of LILP Partners holding common units	After the expiration or earlier termination of any applicable LILP Lock-Up Period, the LILP Partners may, subject to exceptions, from time to time at their option require LILP to redeem all or a portion of their common units in exchange for, at our election (determined solely by a majority of our directors who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to (i) a volume-weighted average market price of one share of our Class A common stock for each common unit so redeemed or (ii) in the case that the cash is from a related sale of stock by us, the net proceeds per share from such sale, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. (or a subsidiary thereof) of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement—Agreement in Effect Upon Consummation of the Organizational Transactions.”

Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of common units pursuant to the terms of the LILP Partnership Agreement, a number of shares of our Class B common stock or our Class C common stock registered in the name of the redeeming or exchanging LILP Partner, as applicable, will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.

Use of proceeds
We estimate, based upon an assumed initial public offering price $           per share (which is the midpoint of the price range set forth on the front cover page of this prospectus), that we will receive net proceeds from this offering of approximately $           million (or $           million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase           newly issued common units (or           common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. We intend to cause LILP to use the net proceeds from the sale of common units to us (i) to redeem $       million in common units held by certain LILP Partners, $       million of which will be received by certain of our directors and executive officers, (ii) to pay fees and expenses of approximately $           million in connection with this offering and the other Organizational Transactions, (iii) to repay $             million in borrowings under the Credit Facilities and, (iv) if any proceeds are remaining, for general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of Class A common stock in this offering by the selling stockholders including upon the sale of shares of our Class A common stock by the selling stockholders if the underwriters exercise their option.

Dividend policy
Following this offering and subject to applicable laws and regulations as well as funds being available, we intend to pay a quarterly cash dividend to holders of our Class A common stock, initially equal to $            per share of Class A common stock, commencing with the quarter of fiscal           . Any declaration and payment of future dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, including those contained in the Credit Agreement, and other considerations that our board of directors deems relevant. While we currently intend to pay a quarterly cash dividend to holders of our Class A common stock, we may change our dividend policy at any time and we may discontinue the issuance of cash dividends. Our ability to pay dividends may also be restricted by the terms of the Credit Agreement and any future credit agreement or any future debt or preferred equity securities of us or of our subsidiaries. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash and Liquidity—Credit Facilities.”

Controlled company exception
Following this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

Tax receivable agreement
We will enter into a Tax Receivable Agreement with LILP and the TRA Parties that will provide for the payment by Lincoln International, Inc. to the TRA Parties of 85% of the amount of tax benefits, if any, that Lincoln International, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of the Basis Adjustments and Interest Deductions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments and Interest Deductions would aggregate to approximately $           over approximately 20 years from the date of this offering based on the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover page of this prospectus, and assuming all future redemptions or exchanges would occur on the date of this offering at the same assumed price per share. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $           , over the 20- year period from the date of this offering. We will depend on cash distributions from LILP to make payments under the Tax Receivable Agreement. Any payments made by Lincoln International, Inc. to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Risk Factors
See “Risk Factors” beginning on page 30 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol	We intend to apply to list our Class A common stock on the NYSE under the symbol “LCLN.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•gives effect to the MarshBerry Acquisition and Organizational Transactions, including the consummation of this offering;
•excludes              shares of Class A common stock reserved for issuance under our 2026 Incentive Award Plan (the “2026 Plan”), which will become effective in connection with the consummation of this offering (which number includes (i)              shares of Class A common stock issuable upon exercise of options held by certain of the Other Senior Professionals, and (ii)              shares of Class A common stock subject to restricted stock unit awards that will be granted to certain of our employees and directors pursuant to our 2026 Plan in connection with the consummation of this offering, based upon an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus));
•assumes an initial public offering price of $              per share of Class A common stock, which is the midpoint of the price range set forth on the front cover page of this prospectus; and
•assumes no exercise by the underwriters of their option to purchase              additional shares of Class A common stock from us and               additional shares of Class A common stock from the selling stockholders.
The 2026 Plan also provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See “Executive and Director Compensation—Equity Incentive Plans” for additional information.

Summary Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial and other data for Lincoln International, LP and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Lincoln International, Inc. Lincoln International, LP is the predecessor of the issuer, Lincoln International, Inc., for financial reporting purposes. The summary consolidated statement of income data for the years ended December 31, 2025 and 2024 and the summary consolidated balance sheet data as of December 31, 2025 and 2024 are derived from the audited consolidated financial statements and notes of Lincoln International, LP and its subsidiaries included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial data of Lincoln International, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. These pro forma adjustments give effect to the MarshBerry Acquisition and the Organizational Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2025 in the case of the unaudited pro forma condensed consolidated statements of income data and as of December 31, 2025 in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the MarshBerry Acquisition and the Organizational Transactions taken place on the dates indicated or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The summary historical consolidated financial and other data of Lincoln International, Inc. has not been presented because Lincoln International, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Lincoln International, LP Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2025
(USD in thousands)	December 31, 2025	December 31, 2024
Consolidated statements of income data:
Revenues:
Client revenue	$772,051	$572,061	$
Reimbursed expense	11,756	6,686
Total revenues	$783,807	$578,747	$
Expenses:
Compensation and related expenses	387,683	285,003
Non-compensation expenses	180,204	135,557
Total expenses	567,887	420,560
Total operating income	215,920	158,187
Other income and expenses, net	3,934	9,296
Income before income taxes	219,854	167,483
Provision for income taxes	5,721	3,889
Net income	$214,133	$163,594	$
Less: net income attributable to noncontrolling interest	—	2,855
Net income attributable to Lincoln International, LP	$214,133	$160,739	$
Consolidated balance sheet data
Cash and cash equivalents	320,169	225,638
Total assets	$1,118,138	$640,161	$
Total liabilities	$679,532	$285,735	$
Total equity (1)	$438,606	$354,426	$
Other financial data
Compensation Ratio(2)	50.2%	49.8%	%
Non-Compensation Ratio(3)	23.3%	23.7%	%
Adjusted EBIT(4)	$262,362	$172,920	$
Client revenue per Managing Director	$4,856	$3,918	$
Number of investment banking advisory transactions completed	321	273
Number of Managing Directors	159	146
Number of employees	1,455	1,085
__________________
(1)Equity includes redeemable noncontrolling interests
(2)Compensation ratio is calculated as compensation and related expenses divided by client revenues.
(3)Non-compensation ratio is calculated non-compensation expenses divided by client revenues.
(4)Adjusted EBIT is considered non-GAAP measure. Please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures” section for additional information on non-GAAP measures. We define adjusted EBIT as Income before income taxes adjusted for certain non-cash items that we may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, business transformation costs and other discrete expenses, when applicable.

The following table presents a reconciliation of income before income taxes to adjusted EBIT:

	Lincoln International, LP Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2025
(USD in thousands, except percentages)	December 31, 2025	December 31, 2024
Income before income taxes	$219,854	$167,483
Plus: Acquisition-related expenses(a)	37,926	6,895
Plus: Other expenses(b)	8,516	7,838
Adjusted EBIT(c)	$266,296	$182,216
Less: Other income and expense, net	3,934	9,296
Adjusted operating income	262,362	172,920
Adjusted operating income margin	33.5%	29.9%
__________________
(a)Acquisition-related expenses primarily represent amortization of the backlog intangible acquired as part of the MarshBerry and TCG Corporate Finance acquisition in October 2025 and October 2024, respectively, and transaction costs related to these acquisitions.
(b)Other expenses represent restructuring expenses, costs of one-time employee legal matters, and expenses incurred in connection with the Company’s initial public offering and related corporate reorganization, including advisory, legal, accounting and other professional fees.
(c)LILP has not historically been subject to US federal income tax. For illustrative purposes, we calculate adjusted net income using an assumed 26% income tax rate to approximate LILP being taxed as a corporation subject to US federal income tax.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes thereto, before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, may become important factors that affect us. If any of the following risks materialize, our business, financial condition, results of operations, cash flow and liquidity could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.
Risks Related to Our Business
Risks Related to Retaining and Recruiting Talent and Maintaining Our Culture
Our ability to retain our managing directors and professionals, including our executive officers and other key senior professionals, is critical to the success of our business.
We depend on the efforts and reputations of our professionals. Our managing directors’ and other professionals’ reputations and relationships with clients and potential clients are critical elements in the success of our business. Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization. However, we may not be successful in our efforts to retain the required personnel as the market for qualified professionals is extremely competitive. Our professionals possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of any of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if our managing directors or other senior professionals were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. Managing directors and other professionals have resigned from Lincoln in the past and others may do so in the future, including at rates that exceed our historical retention rates, and the departure of any of these professionals may have an adverse impact on our business. Our compensation arrangements and post-employment restriction agreements with our managing directors and other professionals may not provide sufficient incentives or protections to prevent these professionals from resigning to join our competitors. In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing professionals by offering superior compensation and benefits or otherwise. The departure of a number of managing directors or groups of professionals could have a material adverse effect on our business, financial condition and results of operations.
We also depend on the efforts, reputations, and the continued services of our executive officers and other key senior professionals. The loss of any one of these individuals could disrupt our operations and strategic plans. Our executive officers’ reputations and relationships with clients, potential clients, managing directors and other staff are critical elements in the success of our business. While we generally require notice, any of our personnel may terminate their employment at will. If we lose one or more of our executive officers or other key senior professionals, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key senior professionals may be difficult and may take an extended period of time as we compete for talent not only within our industry but also from other industries. The loss of the services of any of them could have a material adverse effect on our business, including our ability to attract clients.
Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.
Our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Our continued growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these professionals to become fully integrated and profitable. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop profitable professionals, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our financial results.

Our recruitment efforts may be negatively affected by the use of non-solicitation and non-competition agreements by other firms from which we may seek to attract talent, including as a result of such firms threatening or commencing litigation against individuals that we hire based on alleged violations of such agreements or against us based on allegations that we induce such alleged violations.
In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we enter new lines of business or open new offices that may require additional resources before they become profitable. We may not be able to recruit and develop talent and manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.
If we are unable to maintain our corporate culture as we grow, we could lose focus on the core values that we believe contribute to our success and our business may be harmed.
We believe a critical component to our success has been our collaborative and entrepreneurial culture. We have invested substantial time and resources in building our team. We believe our culture resonates across our organization and enables us to retain and recruit effectively both on university campuses and laterally in the industry. As we continue to grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture when integrating an increasing number of employees across the globe. We will need to expend significant efforts to maintain our culture among a larger number of employees dispersed in various geographic regions, which may not be successful. Any failure to preserve and enhance our culture could materially adversely affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.
Risks Related to Market Conditions and the Impact on Our Business
Changing market conditions and the impact of economic conditions resulting from military conflicts, and public health incidents can adversely affect, and in the past have adversely affected, our business in many ways, including by reducing the volume of the transactions involving our business, which could materially impact our performance.
As a participant in the financial services industry, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. The future market and economic climate may deteriorate because of many factors beyond our control, including interest rates, availability of credit, inflation rates, economic uncertainty, market volatility, evolving regulatory environment (and the timing and nature of legal and regulatory reform), natural disasters, pandemics or other severe public health events, trade barriers (including tariffs and other barriers under any applicable trade agreements), sanctions, commodity prices, supply chain disruptions, currency exchange rates and controls, national and international political circumstances (including political uncertainty, government shutdowns, sanctions, wars, terrorist acts or military operations), and the effects of climate change.
Unfavorable market or economic conditions may adversely affect our businesses and demand for our services; in particular where revenue generated is directly related to the volume and size of the transactions in which we are involved. For example, weak market or economic conditions may adversely affect our business because, in an economic downturn, the volume and size of transactions may decrease, thereby reducing the demand for our Investment Banking Advisory Services and Valuations and Opinions services. In addition, we may experience increasing price competition among financial services companies seeking such engagements. Specifically, over the past three years, economic uncertainty associated with increased interest rates, inflation and military conflicts have negatively impacted M&A activity volume and lengthened transaction timelines as clients wait out market volatility. Relatedly, over the past three years, increases in interest rates have caused our private equity clients to hold portfolio companies for increased periods of time to create further value, which has lowered M&A volumes across the industry.
Moreover, in the period following an economic downturn, the volume and size of transactions typically takes time to recover and lags a recovery in market and economic conditions. Although not a significant contributor to our results of operations, our Special Situations and Restructuring practice may be adversely affected by strong market or economic conditions. In a strong market or economic environment, the volume and size of recapitalization and restructuring transactions, including debt defaults and bankruptcies, may decrease, thereby reducing the demand for our Special Situations and Restructuring practice and increasing price competition among financial services companies seeking such engagements. Demand for much of our valuation work is driven by regulatory requirements and any changes in requirements or trends may materially affect our Valuations and Opinions practice.
Changes in market and economic conditions could impact our businesses in different ways, and we may not be able to benefit from such changes. For example, in 2022, in connection with the military conflict between Russia and Ukraine, we made the choice to cease all operations in our Moscow, Russia office. In addition, the military conflict with the Islamic Republic of Iran may impact our operations in the Dubai International Financial Centre and make it more difficult to conduct business in the region. Further, our profitability may also be adversely affected by our fixed costs because we may not be able to reduce costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions, which would adversely affect our results of operations.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions could adversely affect our business, financial condition or results of operations, or our prospects.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, ability to pay operational expenses or make other payments, and our financial condition and results of operations. Our cash held in non-interest bearing and interest-bearing accounts exceeds the Federal Deposit Insurance Corporation (“FDIC”) limits and is predominantly held at one institution, Bank of America, N.A. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the cash held by these institutions could be impaired, which could have a material impact on our operating results, liquidity, financial condition and prospects. For example, the closures of Silicon Valley Bank, Signature Bank and First Republic Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.
Risks Related to the Drivers of Our Revenues
A substantial portion of our revenue is derived from advisory engagements under which a significant portion of our fees is not paid until the completion of a transaction. As a result, our revenue and profits can be highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.
Revenue and profits derived from our M&A Advisory practice, Capital Advisory practice, and Private Funds Advisory practice can be highly volatile. We derive a substantial portion of our revenue from advisory fees, which are primarily generated at key transaction milestones, such as closings, the timing of which is uncertain and outside of our control. We regularly enter into engagement agreements under which a significant portion of our fees are contingent upon the achievement of identified goals, such as the completion of a transaction. In many cases, for advisory engagements that do not result in the successful consummation of a transaction or other key milestones, we are not paid a success fee, receiving only the reimbursement of out of pocket expenses and, in some cases, a modest retainer, despite having devoted considerable resources to these transactions. The achievement of these contractually defined goals is often impacted by factors outside of our control, such as market conditions and the decisions and actions of our clients and interested third parties. Complications that may terminate or delay a transaction include failure to agree upon terms between counterparties, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions, unexpected operating or financial problems related to either party of the transaction or failure to obtain required regulatory consents. Anticipated bidders for client assets during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. Capital Advisory and Private Funds Advisory transactions may not be completed due to the client being unsatisfied with market terms. Because these fees are contingent, revenue on such engagements, which is recognized when all revenue recognition criteria are met, is not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year.
We expect that we will continue to rely on advisory fees, including fees based upon achievement of specified goals, such as the completion of a transaction, for a substantial portion of our revenue. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Should these fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could increase the price volatility of our Class A common stock. Because advisory revenue can be volatile and represents a significant portion of our total revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry.
We derive a substantial portion of our revenue from private equity firms, and the loss of major clients or a downturn in that industry would harm our business and financial results.
In 2025, we derived approximately 62% of our Investment Banking Advisory revenues from private equity firms or their portfolio companies. The loss of any of our major private equity firm clients, or a reduction in our level of business with them, would adversely affect our business and results of operations.
A downturn in the private equity industry would also harm our business and financial results. The business of private equity firms is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our and their control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, pandemics or other severe public health events, trade barriers (including tariffs and other barriers under any applicable trade agreements), sanctions, commodity prices, currency exchange rates and controls, national and international political circumstances (including government shutdowns, sanctions, wars, terrorist acts or military operations), natural disasters, and the effects of climate change. Recently, markets have been affected by inflation rates, changes in interest rates, the imposition of trade barriers and tariffs, ongoing negotiations with major U.S. trading partners, changes in U.S. tax regulations and geopolitical events such as the military conflicts involving the Middle East and between Russia and Ukraine. These conditions, events and factors, which are outside of our control, could reduce the volume and/or value of transactions by our private equity clients as well as the level of business we conduct with our private equity clients.
Our revenues in any given period are dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.
Although no single client represented more than 3% of our client revenues in 2025, a significant reduction in the number of our fee-paying clients would harm our business and results of operations. Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we advised. We may lose clients as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our results of operations in such period and in future periods.

We face strong competition from other financial advisory firms, many of which offer clients a wider range of products and services than those we offer. Our competitors’ wider range of products and services could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.
The financial services industry is intensely competitive, highly fragmented and subject to rapid change, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, range of products and services, innovation, reputation and price. In addition, in our business, there are usually no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated and our engagements are typically terminable without cause upon written notice, subject to customary tail period provisions. If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to successfully implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.
Our primary competitors include other investment banks, many of which have greater financial and other resources, greater name recognition and a greater range of products and services. Many of our competitors also have more extensive marketing resources, larger customer bases, more managing directors to serve their clients’ needs, greater global reach and more established relationships with their clients. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In particular, we may be at a competitive disadvantage with regard to our competitors who are able to, and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.
In addition to our existing competitors, new entrants into the market seeking to gain market share could create pricing pressures, which would adversely affect our revenue and earnings. We have experienced intense competition over obtaining advisory engagements in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees. In particular, when making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our business, financial condition, and results of operations.
Existing and new competitors may have or develop technological advantages, including effective customer relationship management systems, target lists and client portals, that are superior to our customer relationship management system, and thereby may erode what we believe is a proprietary advantage to track advisory opportunities, which would have an adverse effect on our business and results of operations.
Our international operations are subject to risks that may affect our revenue and margins.
In 2025, we earned approximately 26% of our client revenue from our international operations. We intend to grow our non-U.S. business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. In addition, many of our clients are non-U.S. entities seeking to enter into transactions involving U.S. businesses. Our international operations carry special financial and business risks, which could include, among others, the following:
•greater difficulties in managing and staffing foreign operations;
•diversion of U.S. management’s time;
•increased investment in regulatory compliance infrastructure;

•fluctuations in foreign currency exchange rates that could adversely affect our results;
•unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;
•longer transaction cycles;
•higher operating costs;
•lower margins;
•local labor conditions and regulations;
•adverse consequences or restrictions on the repatriation of earnings;
•additional reporting obligations such as climate-related reporting that is costly and time-consuming;
•potentially adverse tax consequences including, but not limited to, trapped foreign losses;
•potentially less stable political and economic environments;
•terrorism, political hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;
•reputational risk from operating in politically or popularly disfavored jurisdictions;
•cultural and language barriers and the need to adopt different business practices in different geographic areas; and
•less profitable fee structures, including lower fees for similarly sized deals, and difficulty collecting fees.
As part of our day-to-day operations outside the United States, we are required to create compliance policies and procedures, employment policies, compensation programs and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards, compliance initiatives and directives across our global operations. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and result in non-compliance with non-U.S. standards and procedures.
Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries or U.S. subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results or growth prospects.
In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the Foreign Corrupt Practices Act (the “FCPA”). In addition, the United Kingdom has significantly expanded the reach of its anti-bribery laws. Although we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, reputational harm and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common stock.
Because our financial statements are denominated in U.S. dollars and we receive a portion of our net revenue in other currencies, we are exposed to fluctuations in foreign currencies. In addition, we pay some of our expenses in such currencies. As presented in our cash flow statement, fluctuations in foreign currency exchange rates led to a net gain in cash of $7.8  million in 2025, compared to a net loss in cash of $3.8 million in 2024. In particular, we are exposed to the Euro and the Pound Sterling, and the weakening of the Euro, Pound Sterling and other currencies relative to the U.S. dollar has had, and may continue to have, an adverse effect on our revenue. An appreciation or depreciation of any of the currencies to which we are exposed relative to the U.S. dollar could result in an adverse or beneficial impact to our business, financial condition, results of operations and/or cash flows. In the future, we may enter into hedging transactions, which would expose us to additional risks.
Our clients may be unable or unwilling to pay us for our services, which would impact our accounts receivable and cash flows.
We face the risk that clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Our clients include some companies that may from time to time encounter financial difficulties. If a client’s financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients that, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a number of clients declare bankruptcy after paying us only some of their invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. In addition, some fees earned from activities in our Capital Advisory practice are subject to approval by the U.S. Bankruptcy Courts and other interested parties, including U.S. Trustees, have the ability to challenge the payment of those fees. Fees earned and reflected in our future revenue may from time to time be subject to successful challenges, which could result in a reduction of future revenue. Finally, clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement to obtain our advisory fees. We incurred bad debt expense of $2.8 million in 2024 and $4.3 million in 2025 related to uncollectible or doubtful accounts receivable. In addition, our clients may not be sufficiently capitalized or otherwise have sufficient assets or cash flows to satisfy their contractual indemnification obligations to us. Finally, clients may also be unwilling to indemnify us in whole or in part even where contractually obligated to do so, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement.
Risks Related to Conflicts of Interest, Misconduct by Employees, Client Satisfaction and Our Reputation
Our failure to properly manage actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.
We confront actual, potential or perceived conflicts of interest in our business. For instance, such a conflict may arise when we represent a client on a transaction in which an existing (or potential) client is (or becomes) a party. We may be asked by two or more potential clients to act on their behalf on the same transaction, including multiple clients as potential buyers in the same acquisition transaction, and we may act for such clients if all such clients agree to us doing so (with such agreement potentially being subject to operational or other conditions). In each of these situations, we face the risk that our current policies, controls and procedures may not timely identify, disclose or appropriately manage such conflicts of interest.
Conflicts may also arise from investments or activities of employees outside their business activities on behalf of us, including, for example, investments that senior professionals may have in clients, potential clients, counterparties and potential counterparties in transactions that we may advise on. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, or result in a client terminating our engagement. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.
We have established a commitment committee to review all potential new business activity in each jurisdiction. Financial professionals are required to submit a memorandum to the commitment committee that includes a discussion of potential conflicts. If there are potential conflicts, the commitment committee evaluates and consults with relevant functional groups (such as legal and compliance) as necessary before entering the engagement.
Further, we maintain policies and procedures that address conflicts of interest. Our employees are required to annually certify that they comply with these policies, including a requirement for our U.S. employees to report investments in other entities or serving in a fiduciary or employee capacity of any entity.
Other policies, controls and procedures that we implement to identify and mitigate actual or potential conflicts of interest, may increase our costs (including for additional personnel and infrastructure and information technology improvements), limit our activities, or reduce the positive synergies that we seek to cultivate across our businesses.
Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.
There have been a number of highly publicized cases involving fraud, insider trading and other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, or fail to follow proper measures to maintain confidentiality, resulting in the disclosure of such information, we could be subject to legal sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. In addition, our professionals are responsible for following proper measures to maintain the confidentiality of information we hold. Many of our professionals also have access to our proprietary information and data, and unauthorized use or theft of such information or data could disrupt our business and have an adverse effect on our financial condition and reputation.
Furthermore, we are subject to and may be under greater risk of becoming subject to legal proceedings related to employee misconduct including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination and local, state, federal or foreign labor law violations. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct or fail to follow appropriate policies, procedures and security measures, our business could be materially adversely affected.
We may face damage to our reputation if our services are not regarded as satisfactory or for other reasons.
As an advisory service firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high caliber professional services to attract and retain clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our professionals. Any factor that diminishes our reputation or that of our professionals, including not meeting client expectations or actual or alleged misconduct by our professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.
Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our professionals operating under significant time and other pressures, we may not always perform to the standards expected by our clients.

We are subject to various risks regarding environmental, social, and governance matters, including how negative publicity regarding our clients, our business and our people could adversely affect our reputation and our business.
There is increased scrutiny from investors, customers, policymakers, and other stakeholders regarding companies’ management of various environmental, social, and governance (“ESG”), matters. While we engage in various initiatives to manage such matters and address stakeholder expectations, such efforts can be costly and may not have the desired effect. Navigating these issues is complex, particularly as stakeholder expectations are not uniform, and any failure to successfully navigate such expectations (including as they evolve) may result in reputational damage, loss of customers, investor or regulatory engagement, or other adverse business impacts. We depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. We may experience negative publicity from time to time relating to our clients (including their actual or alleged misconduct), our business and our people, regardless of whether the allegations are valid. Such negative publicity may adversely affect our business in a number of ways, including whether potential clients choose to engage us and our ability to attract and retain talent. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients’ involvement, in certain industries or projects, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change, human capital, or other ESG matters. There are also increasing regulatory requirements, disclosure related and otherwise, on such matters. As with other stakeholder expectations, such requirements are not uniform, which increases the cost and complexity of compliance, as well as associated risks. The risks described herein also apply to our clients and other stakeholders, which can exacerbate or result in additional risks to our business.
If we are not able to maintain our brand and comply with third-party trademark agreements, our business and operating results will be harmed. Damage to our reputation and negative publicity could have a material adverse effect on our business, financial condition and results of operations.
We are aware of at least two other third-party businesses that use the “Lincoln” name in the financial services industry, but are not affiliated with our business. We entered into an agreement with these two third parties that, together, place restrictions on our ability to use or register the “Lincoln International” and “Lincoln Partners” marks in certain geographic areas and with respect to certain products and services. While we do not anticipate expanding into any of the business areas restricted under these agreements and there have been no material disputes with the applicable third parties under such agreements, these agreements create legal risks in the operation of our business and any breach of such agreements could result in litigation, impair our ability to operate under the Lincoln International name, and negatively impact our business, operating results and financial condition. Furthermore, if despite these agreements, our business is mistakenly confused with either third-party business or another business, the value of our brand could be adversely impacted, which could harm our business, operating results and financial condition.
Risks Related to Litigation, Compliance and Information Technology and Security
As a member of the financial services industry, we face substantial litigation risks.
Our role as advisor to our clients involves complex analysis and the exercise of professional judgment, including valuing complex illiquid securities and debt positions and rendering fairness opinions and solvency opinions in connection with mergers and other transactions. Our activities, and particularly those of our Valuations and Opinions practice, may subject us to the risk of significant legal liabilities to our clients and affected third parties, including our clients and their equity holders who could bring securities class actions, claims for aiding and abetting breaches of fiduciary duty or other actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. Although we are not currently party to any material litigation, litigation alleging that we performed below our agreed standard of care, aided and abetted a breach of fiduciary duty or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. These risks may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. In addition, as a result of being involved in matters of great significance to our clients, from time-to-time we receive third-party subpoenas or other information requests during the ordinary course of business which divert time and resources away from our core business activities. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care, when a client does not have the financial capacity to pay under the indemnity or if we have to engage in litigation or take other costly action in order to enforce the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims, or insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our business and results of operations or cause significant reputational harm to us, which could seriously harm our business prospects.
Extensive and evolving regulation of our business and the businesses of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.
As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally. We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. For example, our U.S. broker-dealer entities, Lincoln International LLC and MarshBerry Capital, LLC, are primarily regulated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), of which each is a member, and the U.S. Securities and Exchange Commission (“SEC”). Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of any required registration of us or any of our subsidiaries and could impair executive retention or recruitment. In addition, any changes in the regulatory framework under which we operate could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our business, financial condition and results of operations and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.
Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, FINRA, the United Kingdom’s Financial Conduct Authority (the “FCA”), or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. FINRA, FCA and the SEC have adopted extensive regulatory requirements which apply to all aspects of our business, including communications with the public, capital structure, recordkeeping, anti-money laundering, trade and sales practices, advertising, the qualifications, registration, conduct and supervision of personnel, compensation and disclosure. Our broker-dealer entities are also subject to net capital rules that mandate that our subsidiaries subject to regulation by FINRA, the FCA and/or the SEC maintain specific levels of capital. We are also regulated by state securities administrators in those U.S. states where we do business. In addition, FINRA, FCA, the SEC and some U.S. states also have the authority to conduct periodic examinations of us and monitor our operations on an ongoing basis, and may also conduct administrative proceedings. Violations of any rules and regulations referenced above could result in censure, penalties and fines, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of us or our officers or employees, or other similar consequences. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and our brand and lead to material legal, regulatory and financial exposure (including fines and other penalties), cause us to lose existing clients or fail to gain new clients. Additionally, material expansions of the business in which we engage are subject to approval by FINRA, the FCA, or other foreign governmental regulatory authorities or self-regulatory organizations. This could delay, or even prevent, our ability to expand our business offerings in the future. Finally, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. In light of the foregoing factors, we may incur significant costs to comply with U.S. and foreign regulations and the requirements of our clients. Our expenses incurred in complying with these regulatory requirements, including legal fees and fees paid to the SEC, FINRA, the FCA and U.S. or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement or the foreign investment review process could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.
We are exposed to risks and costs associated with protecting the integrity and security of our clients’, employees’ and others’ personal data and other sensitive information.
As part of our business, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to various risks and costs associated with the collection, handling, storage, processing and transmission of sensitive information, including those related to compliance with increasingly stringent U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the breach of our information systems collecting such information. For example, the GDPR (as defined below) requires companies to meet more stringent requirements regarding the processing of personal data. Any failure to comply with these regulations could expose us to liability and/or reputational damage.
If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through cyber-attacks, systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients, potential clients and related revenue in the future.
If we or our third-party providers fail to protect confidential information and/or experience data security incidents, there may be damage to our brand and reputation, material financial penalties, and legal liability, which would materially adversely affect our business, results of operations and financial condition.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We and some of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).
We face various cybersecurity and other operational risks related to our business on a day-to-day basis. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized disclosure of Confidential Information in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of Confidential Information or other assets, as a result of failures of employees or contractors or as a result of actions by third parties, including actions by foreign governments. There have also been several highly publicized cases where hackers have demanded ransom payments to prevent the disclosure of their victims’ Confidential Information or to restore their victims’ access to IT Systems. Certain types of cyberattacks or security breaches could harm us even if our systems are left undisturbed. For example, cyberattacks or security breaches may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target, and we may not be able to implement adequate preventative measures. Even when a cyberattack or security breach is detected, the full extent of the breach may not be able to be determined immediately.
We rely heavily on financial, accounting, communication and other IT Systems, including, without limitation, mobile and cloud-based systems, and the people who operate them. These IT Systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our or our third-party service providers’ IT Systems. Any such failure, disablement, tampering or breach would have an adverse impact on our business.
Our clients typically provide us with Confidential Information. We are dependent on IT Systems to securely process, transmit and store such Confidential Information and to communicate among our locations around the world and with our professionals, clients and vendors. We and some of our third-party providers are and have been subject to security attacks that threatened the confidentiality, integrity, and availability of our IT Systems and Confidential Information. While none of these attacks have had a material impact on our business to date, we cannot guarantee that material incidents will not occur in the future and if we experience a successful attack, it could lead to shutdowns or disruptions of our IT Systems or third-party IT Systems on which we rely, potential unauthorized disclosure of Confidential Information, and other negative effects. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Furthermore, while we deploy scanning tools across our networks and products to identify and track security vulnerabilities, we are unable to comprehensively apply patches or confirm that adequate measures are in place to mitigate such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.
Breaches of our IT Systems or third-party IT Systems on which we rely could involve attacks that are intended to obtain unauthorized access to our Confidential Information, destroy data or disable, degrade or sabotage our IT Systems through a variety of attack vectors, including the introduction of computer viruses, malware, ransomware, social engineering/phishing, malfeasance by insiders, human or technological error, malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems. In addition, such attacks could originate from a wide variety of sources, including state-sponsored organizations, opportunistic hackers and hacktivists, and other unknown third parties outside the Company. If our IT Systems or any third-party IT Systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. Phishing attacks and email spoofing attacks are often used to attempt to obtain information to impersonate employees or clients in order to, among other things, direct fraudulent bank transfers or obtain valuable information. Fraudulent bank transfers resulting from phishing attacks or email spoofing of our employees could result in a material loss of assets, reputational harm or legal liability and in turn materially adversely affect our business and our results of operations. In addition, our professionals are responsible for following proper protocols to maintain the confidentiality of information we hold. If an employee’s failure to do so results in the improper release of Confidential Information, or our IT Systems are otherwise compromised or do not operate properly, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and reputational harm and in turn materially adversely affect our business. The increased use of mobile technologies can heighten these and other operational risks. The Company has taken measures to prevent, detect or otherwise mitigate the business impact from a compromise of business systems or third-party systems, but there can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.
We operate a business that is highly dependent on IT Systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients (including class actions). We rely on third-party service providers for aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their IT Systems and technologies could impair our operations, affect our reputation and adversely affect our business. Additionally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
In addition, a disaster or other business continuity problem, such as a pandemic, or other severe public health event, government shutdown, war, terrorist act or military operation, or other man-made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges, and if we were unable to timely and successfully recover from such event, our business could be materially disrupted and we may face material financial loss, regulatory actions, reputational harm or legal liability. Climate change may cause natural disasters or extreme weather events and is expected to increase the frequency and/or severity of such events, as well as contribution to various chronic changes in meteorological and hydrological patterns, which could increase the risk of disruption to our business and the risks identified above. The incidence and severity of catastrophes and other disasters are inherently difficult to predict, especially over longer time horizons, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.
Our data collection and processing activities are governed by restrictive regulations, laws, and other requirements governing the privacy, security, use, processing and, in some jurisdictions, cross-border transfer of personal information.
In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf.
We and our vendors are therefore subject to a variety of federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of Personal Information in the United States, Europe, the United Kingdom and other countries. These laws require us to adhere to disclosure requirements and deletion obligations with respect to the Personal Information of their residents, and allow for penalties for violations and, in some cases, a private right of action. These laws also impose transparency and other obligations with respect to Personal Information of their respective residents and provide residents with similar rights with respect to their Personal Information. We have invested, and continue to invest, human and technology resources in our efforts to comply with such requirements, and such efforts may be time-intensive and costly.
We have personnel located in the United States, United Kingdom, Japan, China, Brazil, Switzerland, India, the United Arab Emirates, and the European Economic Area (“EEA”) subjecting us to additional privacy restrictions and data protection requirements. For example, the collection and use of Personal Information in the EEA and the UK are governed by the provisions of the EU General Data Protection Regulation (“EU GDPR”) as well as other national data protection legislation in force in relevant EEA member states, with respect to the EEA, and the UK General Data Protection Regulation (the “UK GDPR,” together with the EU GDPR, the “GDPR”) and the UK Data Protection Act 2018 with respect to the UK. These laws impose a broad range of strict requirements on companies subject to the GDPR, such as requirements that companies, among other things, have a legal basis for processing Personal Information relating to identifiable individuals or transferring such information outside the EEA or the UK, transparency obligations to data subjects with respect to the processing of their Personal Information, implement safeguards to keep Personal Information secure, enter into data processing agreements with third parties who process Personal Information, respond to individuals’ requests to exercise their rights with respect to their Personal Information, report security and privacy breaches involving Personal Information to the competent national data protection authority and affected individuals, appoint data protection officers, conducting data protection impact assessments, and maintain documentation demonstrating accountability for their obligations. The GDPR may impose additional responsibility and liability in relation to Personal Information that we process and we may be required to put in place additional mechanisms ensuring compliance with the EEA and UK data protection regimes. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. A breach of the EU GDPR or UK GDPR or any other privacy restrictions and data protection requirements could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), and civil claims, including representative actions and other class action-type litigation. Further, Post-Brexit, the UK GDPR will not automatically incorporate changes made to the EU GDPR going forward, which creates a risk that the EU GDPR and the UK GDPR may increasingly diverge from each other, thereby increasing both our compliance costs and the potential for noncompliance.
The GDPR prohibits the international transfer of Personal Information to certain countries outside of the EEA or the UK (“third countries”) which are not deemed as adequate by the European Commission or UK Information Commissioner’s Office for the transfers of Personal Information, unless a derogation exists or additional safeguards are put in place. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Case law from the Court of Justice of the European Union states that reliance on standard contractual clauses—a standard form of contract approved by the European Commission as an adequate data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. With respect to the United States, on July 10, 2023, the European Commission rendered an adequacy decision for the EU-U.S. Data Privacy Framework (the “EU-U.S. DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of Personal Information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the Court of Justice of the European Union mid-term. Additionally, on October 12, 2023, a UK-U.S. Data Bridge went into effect to operate as an extension of the EU-U.S. DPF to facilitate transfers of Personal Information from the United Kingdom to the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-U.S. DPF. We expect the existing legal complexity and uncertainty regarding international data transfers to continue. The international transfer obligations under the EEA and UK data protection regimes will require significant effort and cost. Any inability to transfer Personal Information from the EEA and UK to the United States or other third countries in compliance with data protection laws may impede our ability to conduct our business and may adversely affect our business and financial position. If the provisions and enforcement of the EU GDPR and UK GDPR further diverge, we will face additional regulatory challenges and uncertainty. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and cost to our handling of European Personal Information and our privacy and data security compliance programs and could require us to implement different compliance measures for the UK and the EEA. In addition, EEA member states have adopted national laws to implement the EU GDPR that may partially deviate from the EU GDPR or impose additional obligations. Furthermore, competent authorities in the EEA member states may interpret the EU GDPR obligations slightly differently from country to country. Therefore, we do not expect to operate in a uniform legal landscape in the EEA. If we are investigated by an EEA or UK data protection authority, we may face fines and other corrective measures, including bans on processing and transferring Personal Information. EEA and UK data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million (£17.5 million under the UK GDPR) or 4% of our total worldwide global turnover for the preceding fiscal year, whichever is higher. Violations of the GDPR may also lead to damages claims by affected data subjects. Such penalties are in addition to any potential civil litigation claims by customers and other affected individuals. As such, we will need to take steps to cause our processes to continue to be compliant with the applicable portions of the GDPR, but we cannot assure that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face the risk of liability under the GDPR.
We are also subject to data protection laws in other jurisdictions in which we operate, including India's Digital Personal Data Protection Act and the UAE's Federal Decree-Law No. 45 of 2021 on Personal Data Protection, which impose requirements regarding the collection, processing, and transfer of personal data and may require localization of certain data or other compliance measures. Many jurisdictions outside of Europe where we may do business in the future are also considering and/or have enacted comprehensive data protection legislation. In addition, we also continue to see jurisdictions imposing data localization laws. These and similar regulations may interfere with our intended business activities or inhibit our ability to expand into those markets without significant additional costs.
Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws, and their application, interpretation and amendment are constantly evolving. It is also possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.
Artificial intelligence presents risks and challenges that can impact our business including by, among other things, posing security risks to our confidential information, proprietary information, and personal data.
We use AI, machine learning, automated decision-making technologies and similar tools, including generative AI (collectively, “AI Technologies”), within our business. Specifically, we utilize a proprietary AI tool that aggregates institutional, market and client intelligence to provide employees with critical client and market information. Issues in the use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business and results of operations. As with many technological innovations, AI presents risks and challenges that could impact our business. In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, then the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws applicable to us, the breach of contracts to which we are a party, or civil claims.
The development, deployment, provision, and other uses of AI Technologies within the European Union (“EU”), or outside the EU where there is a relevant EU connection, are governed by the EU Artificial Intelligence Act (“AI Act”). The AI Act imposes a comprehensive set of requirements on providers and deployers of AI Technologies, as well as on other specified actors. It adopts a risk-based and roles-based approach, primarily focusing on high-risk AI systems. Additionally, some AI Technologies, such as systems designed to evaluate or classify individuals’ social behavior, are generally prohibited under the AI Act. The specific obligations under the AI Act vary according to the risk profile of the AI Technology and the role of the relevant actor. Providers and deployers of high-risk AI systems must, among others, maintain risk management systems, adhere to data governance requirements, record-keeping and maintain certain documentation, provide adequate human oversight, implement measures to ensure accuracy, robustness, and cybersecurity, and conduct conformity assessments and quality management processes. For non-high-risk AI Technologies, the AI Act imposes transparency and documentation obligations, along with AI literacy requirements. The obligations under the AI Act will be phased in over time, with the majority of requirements becoming applicable by August 2026, and full compliance required by August 2027. Currently, there is no established case law or regulatory best practice concerning the AI Act, which presents increased challenges in implementing its requirements. If we are investigated by the competent supervisory authority under the AI Act, we may face fines and other corrective measures, including bans on some AI Technologies. The AI Act empowers supervisory authorities to impose administrative fines of up to €35 million or 7% of our total worldwide turnover for the preceding fiscal year, whichever is higher. Violations may also result in claims for damages by affected individuals. While the AI Act does not establish an independent liability framework, non-compliance may be subject to existing liability regimes under EU law, such as the GDPR, other EU acts, and/or EEA member state laws. In light of these considerations, we will need to take measures to ensure compliance with applicable provisions of the AI Act. However, we cannot guarantee that we will be able to implement all requirements in a timely manner or without significant disruption to our business, nor can we assure the effectiveness of such measures. Consequently, we may face liability under the AI Act and other applicable privacy or digital services laws.
Additionally, our vendors may incorporate generative AI tools (i.e., AI Technologies that can produce and output new content, software code, data and information) into their offerings without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact that future laws, regulations or standards (or the market reaction to such laws, regulations and standards) may have on our business and we may not be able to anticipate how to respond to these laws, regulations and standards. We may need to expend resources to adjust our products or services in some jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and may increase our operating expenses (including, for example by imposing additional reporting obligations regarding our use of AI Technologies).
Further, if we, our vendors, or our third-party partners experience an actual or perceived privacy or security incident or breach because of the use of AI, including generative AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.
The cost of compliance with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.
Because we operate our business both in the United States and internationally, we are subject to many distinct broker-dealer, securities, data privacy, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.
A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the consolidated statements of financial condition.
As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences between the financial statement and tax bases of our assets and liabilities. Our effective tax rate and tax liability are based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate and corresponding income tax liabilities.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•allocation of revenues and expenses to and among different jurisdictions;
•changes in the valuation of our deferred tax assets and liabilities;

•expected timing and amount of the release of any tax valuation allowance;
•tax effects of stock-based compensation;
•costs related to intercompany restructurings;
•changes in tax laws, tax treaties, regulations or interpretations thereof; or
•lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.
In addition, we may be subject to tax audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
We are exposed to risks related to our insurance coverage.
We maintain insurance for a variety of risks, including cybersecurity risk. Although we endeavor to purchase insurance coverage appropriate for our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct, consequential, or other special damages. Our business may be negatively affected if our insurance coverage proves to be inadequate, unavailable or the insurance carriers deny coverage of any claim for whatever reason. Insurance claims may divert management resources away from operating our business. In addition, our insurance costs may increase based on market conditions or in the event we purchase additional insurance to reflect changes in the size of our business, or the nature of our operations, or if we make a business determination that more or differing coverage may be warranted.
Risks Related to Growing Our Business
Our growth strategy may require substantial investment by us and could materially and adversely affect our operating results.
Our ability to grow our business organically depends in part on our ability to open or acquire new offices, expand internationally and hire new managing directors and other senior professionals for these offices. We may not be successful in any efforts to do so. The costs of opening a new office, expanding internationally and hiring the necessary personnel may be substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays, and new international operations may not achieve profitability.
We may be unable to execute on our growth initiatives, business strategies or operating plans, which would harm our business and financial results.
We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we intend to continue to further integrate our global operations, expand our platform into new industry and product sectors such as our Private Funds Advisory practice that we launched in 2022 or Financial Services industry coverage that we established through the acquisition of MarshBerry in 2025, both organically and through acquisitions, and we intend to expand our existing expertise into new geographies, some of which may be more profitable than others. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate such as projected revenue, costs of doing business and the volume of transactions. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize any or all of the intended benefits, including growth targets and cost savings, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in specific industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.
Moreover, our continued implementation of our growth plans may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.
Our inability to successfully identify, consummate and integrate acquisitions and strategic investments, including integrating the MarshBerry Acquisition, may result in additional risks and uncertainties in our businesses.
In addition to recruiting and organic expansion, we have grown, and intend to continue to grow, our core businesses through acquisitions. We regularly evaluate opportunities to acquire other businesses. On October 31, 2025, we consummated the MarshBerry Acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions.” The success of the MarshBerry Acquisition will depend in part on our ability to realize the anticipated business opportunities from combining the operations of MarshBerry with our business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, IT systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the MarshBerry Acquisition, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of MarshBerry with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the MarshBerry Acquisition, and our business, results of operations and financial condition could be materially and adversely affected. Additionally, we acquired TCG Corporate Finance in October 2024, with the goal of increasing the breadth of our technology industry vertical by adding additional investment banking advisors in Europe focused on technology, including software and information-technology services, while further deepening connectivity with leading private equity firms in Europe and accelerating revenue growth.
Unless and until such acquisitions generate meaningful revenues, the purchase prices we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. We may be unable to manage any acquired business, including MarshBerry, profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits and synergies we anticipate from such acquisitions.
Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of specific financial and business risks, including expenses related to any potential acquisition from which we may withdraw, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating different corporate cultures, increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including dilutive issuances of equity securities, the assumption of legal liabilities, amortization of acquired intangible assets, potential write-offs related to the impairment of goodwill and additional conflicts of interest. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.
Goodwill and other intangible assets may represent a portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.
Goodwill and other intangible assets represent a portion of our assets and totaled $390.4 million as of December 31, 2025. We recognized $209.6 million of goodwill in connection with the MarshBerry Acquisition. Goodwill is the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. We review goodwill and other intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, or operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Annual impairment reviews of indefinite-lived intangible assets, any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting unit requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting unit, including such factors as market performance, changes in our client base and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and indefinite-lived intangible assets may be impaired in future periods.
We may enter into new lines of business, which may result in additional risks and uncertainties in our business.
We currently generate substantially all of our revenue from advisory services. While we have no current plans to do so, we may grow our business by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on a core business.
We have also expanded our advisory services historically. For example, in 2022, we launched our Private Funds Advisory practice through lateral hires. We may be unable to manage this expansion (or other future expansions) profitably or successfully integrate its (or their) operations with our existing advisory services. Moreover, we may be unable to realize the financial, operational and other benefits and synergies we anticipate from such expansions of advisory services.
Entry into new lines of business and expansion of our advisory services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, some aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially adversely affected.
Our backlog is not necessarily indicative of our future revenue or profits, and we may not fully realize the revenue estimated in our backlog.
Our backlog, at an all-time high as of December 31, 2025, is a useful metric that senior management reviews on a regular basis to gauge our expected operating performance in the near to medium term, and the amount is based on feedback from our managing directors who are closest to our clients. Engagements included in our backlog, as of any date of estimation, may not close, may be delayed and typically experience subsequent changes that increase or decrease the amount of fees we ultimately earn for such engagements, causing us to realize more or less revenue than was reflected in our backlog as of the date of estimation. Our backlog also changes from quarter to quarter based on the addition of new engagements and changes to existing engagements. Although we believe that our backlog provides visibility as to our future operating performance, our backlog is based on a number of assumptions and estimates. We may not realize the revenue we currently expect from our backlog, or, if realized, such revenue may not result in expected profits. For example, if an engagement reflected in our backlog is abandoned, terminated or reduced in scope or if such engagement is delayed, suspended or disrupted, our backlog may be reduced, and we may experience a delay in the realization of our estimated revenue and/or may experience unrecoverable costs, which could materially reduce the revenue and profits we realize in any particular period. If a client abandons or terminates an engagement, we may retain non-refundable initial retainer fees and be reimbursed for costs incurred, but we typically have no contractual right to the total fees reflected in our backlog. Significant abandonments, terminations, reductions in scope or delays, suspensions or disruptions of, or unrecoverable costs on, engagements in our backlog could materially adversely affect our business, revenues and profitability.

Risks Related to our Indebtedness
Restrictions imposed by our Credit Facilities may materially limit our ability to operate our business and finance our future operations or capital needs.
Our current financing arrangements (including the Credit Agreement) contain certain covenants that restrict us and our restricted subsidiaries from engaging in specified types of transactions, including, among other things, our ability to:
•incur indebtedness;
•incur certain liens;
•consolidate, merge or sell or otherwise dispose of assets;
•make certain investments, loans, advances, capital contributions, guarantees, assumptions of indebtedness, acquisitions and purchases, including without limitation, in our subsidiaries not party to the Credit Agreement;
•make dispositions;
•pay dividends or make other distributions on equity interests, or purchase, redeem, retire, acquire, cancel or terminate equity interests;
•enter into hedge agreements;
•enter into transactions with affiliates;
•alter the business conducted by us and our subsidiaries;
•change our fiscal year; and
•amend or modify governing documents.
A breach of any of these covenants, or any other covenant in the documents governing our Credit Facilities or other indebtedness, could result in a default or event of default under our Credit Facilities. In the event of any event of default under our Credit Facilities, the applicable lenders or agents could elect to terminate borrowing commitments and declare the unpaid principal amount of all outstanding loans thereunder, together with all premium and interest accrued and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could require that we cash collateralize our letters of credit issued under the Revolving Credit Facility. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents and any other loan documents entered into in connection with our Credit Facilities. Subject to exceptions, the parties party to the Credit Agreement have pledged substantially all of their assets as collateral securing our Credit Facilities and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.
If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Credit Facilities or other outstanding indebtedness would also likely have a material adverse effect on us.
An event of default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.
We and our subsidiaries may be able to incur substantial additional debt in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. Subject to customary conditions (including, without limitation, absence of an event of default), Monarch FinCo, LLC may incur additional debt in the form of term loans or revolving loans in an aggregate principal amount equal to the sum of (a) the greater of $128 million and 100% of Lincoln International CentCo, LLC’s most recently reported last-twelve-month EBITDA (calculated in accordance with the Credit Agreement), (b) the aggregate amount of prepayments and permanent commitment reductions of other debt secured on a pari passu basis to the loans under the Term Loan Credit Facility and/or the Revolving Credit Facility to the extent not funded with other long-term debt, (c) unused general debt basket up to the greater of $65 million and 100% of Lincoln International CentCo, LLC’s most recently reported last-twelve-month EBITDA (calculated in accordance with the Credit Agreement) and (d) additional unlimited amounts, subject to compliance with the following leverage ratios: (i) for debt secured on a pari passu basis with the obligations under the Term Loan Credit Facility and/or the Revolving Credit Facility, a first lien net leverage ratio no greater than 3.50x, (ii) for debt secured on a junior-priority basis to the obligations under the Term Loan Credit Facility and/or the Revolving Credit Facility, a secured net leverage ratio no greater than 3.50x, and (iii) for unsecured debt or debt that is not secured by any collateral that secures the obligations under the Credit Agreement, a total net leverage ratio no greater than 3.50x. In addition, the terms of the Credit Agreement will not prevent us from incurring obligations that do not constitute prohibited indebtedness thereunder. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we now face would increase. Our board of directors will consider several factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets, and the ability of particular assets, and us as a whole, to generate cash flow to cover the expected debt service. Our governing corporate documents do not contain a limitation on the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders.
Incurring substantial additional debt could have important consequences for our business, including:
•making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
•increasing our vulnerability to adverse economic or industry conditions;
•limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
•requiring a substantial portion of our cash flows from operations and the proceeds from this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions, and general corporate requirements;
•limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•placing us at a competitive disadvantage to less leveraged competitors.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity, financing, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.
An increase in interest rates would increase interest costs on our Credit Facilities and any variable rate debt we incur, which could adversely impact our ability to refinance existing debt or acquire assets.
Borrowings under our Credit Facilities bear interest, at our election, at term Secured Overnight Financing Rate (“SOFR”) (subject to a 0.50% floor) plus a margin of 4.25% or at the base rate (subject to a 1.50% floor) plus a margin of 3.25%. Any increase in the interest rate applicable to borrowings under the Credit Facilities will reduce our cash flows available for other corporate purposes, including operations, capital expenditures and acquisitions. Further, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. We may from time to time enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.
During 2026, the variable interest rates applicable to loans under our Credit Facilities are expected to fluctuate with any future Federal Reserve Board interest rate changes and future changes in SOFR. In addition, increases in interest expenses are considered with other expense increases that may be passed, in whole or in part, along to our customers; however, we do not expect increases in interest expenses to materially impact our pricing strategy in the near term. The increased interest payments on our variable rate debt are not material to our overall liquidity position and have not impacted, and are not expected to have an impact on, our ability to make timely payments under our Credit Facilities.
We and our subsidiaries may incur substantially more indebtedness, which could further exacerbate the risks associated with our indebtedness.
We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit our subsidiaries from doing so. The Credit Facilities permit additional borrowings beyond the committed amounts under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.
Risks Related to Our Organizational Structure
Our principal asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering and the other Organizational Transactions, we will be a holding company and will have no material assets other than our ownership of common units in LILP. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses (including payments due under the Tax Receivable Agreement) or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of LILP and its subsidiaries and distributions we receive from LILP. There can be no assurance that LILP and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants contained in current or future debt instruments, will permit such distributions. LILP is generally prohibited under Delaware law from making distributions to its members to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of LILP exceed the fair value of its assets. Certain operating subsidiaries of LILP are subject to regulatory minimum capital requirements and other minimum capital requirements contained in debt instruments, each of which could restrict the ability of such subsidiaries to make distributions to LILP and indirectly to us. Under the Credit Agreement, we will be restricted from paying cash dividends in certain circumstances and we expect these restrictions to continue in the future. In addition, the terms of future credit facilities and other indebtedness incurred in the future may restrict the ability of our subsidiaries to pay dividends to us.

LILP will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of LILP will be allocated to holders of common units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of LILP. Under the terms of the LILP Partnership Agreement, LILP will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of common units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its general partner, to cause LILP to make cash distributions to the holders of common units in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, LILP’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which LILP is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering LILP insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, if LILP does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.
Under the LILP Partnership Agreement, we intend to cause LILP, from time to time, to make distributions in cash to its common unit holders (including us) in amounts at least sufficient to cover the taxes imposed on their allocable share of taxable income of LILP. As a result of (i) potential differences in the amount of net taxable income allocable to us and to the LILP Partners, (ii) the lower tax rate under current law applicable to corporations as compared to individuals, and (iii) that tax distributions are required to be paid by LILP to its common unit holders pro rata in accordance with each common unit holder’s economic interests in LILP, these tax distributions may be in amounts that exceed our tax liabilities and our obligations under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. In addition, no adjustments to the exchange ratio for common units and corresponding shares of Class A common stock will be made as a result of any cash distribution by us or any retention of cash by us. The holders of common units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their common units, notwithstanding that such holders may have participated previously as holders of common units in distributions that resulted in such excess cash balances to us. To the extent we do not distribute such excess cash as dividends on our Class A common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, contributing such cash to LILP in exchange for additional common units (or contributing such cash to LILP and making corresponding adjustments to other LILP Partners’ common units) or lending it (or a portion thereof) to LILP, or repurchasing outstanding shares of our Class A common stock, some of which may result in shares of our Class A common stock increasing in value relative to the value of common units.
The Tax Receivable Agreement with the TRA Parties will require us to make cash payments to them in respect of tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with LILP and the TRA Parties. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Parties equal to 85% of the cash tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of the Basis Adjustments and Interest Deductions. Payments under the Tax Receivable Agreement will not be conditioned upon one or more of the TRA Parties maintaining a continued ownership interest in LILP or us.

The payment obligation is an obligation of Lincoln International, Inc. and not of LILP. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the LILP Partners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Furthermore, if we experience a change of control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement, and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation.
Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments and Interest Deductions would aggregate to approximately $             over approximately 20 years from the date of this offering based on the assumed initial public offering price of $             per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur on the date of this offering at the same assumed price per share. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $             , over the approximately 20-year period from the date of this offering. We will depend on cash distributions from LILP to make payments under the Tax Receivable Agreement.
The actual tax benefits described above, and the actual utilization of such tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions by the LILP Partners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such LILP Partners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
In certain cases, payments under the Tax Receivable Agreement to the TRA Parties may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Offering Transactions. There is no maximum term for the Tax Receivable Agreement. However, the Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of this offering, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the TRA Parties could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of discouraging, delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control, even if such a change in control would be beneficial to our stockholders. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $             million based on the assumed initial public offering price of $            per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming SOFR (as defined in the Tax Receivable Agreement) were to be             . There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”), or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of the TRA Parties under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the Tax Receivable Agreement Representative. The interests of the TRA Parties in any such challenge may differ from or conflict with our interests and your interests, and the Tax Receivable Agreement Representative may exercise its consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Party are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a TRA Party will be netted against any future cash payments we might otherwise be required to make to such TRA Party under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Party for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will agree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a TRA Party that are the subject of the Tax Receivable Agreement.
Risks Related to Our Class A Common Stock and This Offering
We will be controlled by the LILP Controlling Partners whose interests may differ from those of our other stockholders and may give rise to actual or perceived conflicts of interest.
Upon completion of this offering, we will be controlled by the LILP Controlling Partners. The LILP Controlling Partners’ interests may differ from those of other stockholders. Upon completion of this offering, the LILP Controlling Partners will control approximately        % of the voting interest in Lincoln International, Inc. (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), as a result of the LILP Controlling Partners holding all outstanding Class C common stock upon completion of this offering. The shares of Class C common stock will entitle the LILP Controlling Partners to ten votes per share for so long as such shares of Class C common stock are not exchanged for shares of Class B common stock or transferred to someone other than a permitted transferee as described in “Description of Capital Stock—Common Stock—Class C Common Stock,” after which they will be entitled to one vote per share. As a result, because the LILP Controlling Partners will have a majority of the voting power in Lincoln International and our amended and restated certificate of incorporation to be in effect upon consummation of this offering will not provide for cumulative voting, the LILP Controlling Partners will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. The LILP Controlling Partners will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of Lincoln International or a change in the composition of our board of directors and could preclude any unsolicited acquisition of Lincoln International. The LILP Controlling Partners’ voting control could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of Lincoln International and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by the LILP Controlling Partners over us, none of our agreements with them have been negotiated on arm’s length terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party.
In addition, immediately following this offering and application of the net proceeds therefrom, the LILP Partners, will own approximately             % of the common units (or approximately             % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in LILP, the LILP Partners, may have conflicting interests with holders of shares of our Class A common stock. For example, if LILP makes distributions to Lincoln International, Inc., the LILP Partners will also be entitled to receive such distributions pro rata in accordance with their ownership of common units and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. The LILP Partners, including the LILP Controlling Partners, may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering with LILP and the TRA Parties, whether and when to incur new or refinance existing indebtedness and whether and when Lincoln International, Inc. should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-initial public offering owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution and may experience additional dilution in the future.
Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. The price you pay for shares of our Class A common stock sold in this offering will be substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors (including upon redemption or exchange of our Class B or Class C common stock), in connection with future acquisitions, or to our employees, consultants and directors under the 2026 Plan and/or any other equity incentive compensation plans we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation.
While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.
Although we currently intend to pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders’ investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. The amount and timing of dividends, if any, are subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any other contractual agreements limiting our ability to pay dividends. Under the Credit Agreement, we will be restricted from paying cash dividends in certain circumstances and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash and Liquidity—Credit Facilities.” Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.
Our dividend payments may change from time to time, and we may not continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.
We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After this offering, the LILP Controlling Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors and the requirement that we have a compensation committee that is composed entirely of independent directors.
Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for you to sell your shares of our Class A common stock.
Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.
After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
•our operating and financial performance and prospects;
•our quarterly or annual earnings or those of other companies in our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•quarterly variations in our operating results compared to market expectations;
•changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industry;
•adverse publicity about us, the industries we participate in or individual scandals;
•announcements of new offerings by us or our competitors;
•stock price performance of our competitors;
•the failure of research analysts to cover our common shares;
•fluctuations in stock market prices and volumes;
•default on our indebtedness;
•actions by competitors;
•changes in senior management or key personnel;
•changes in financial estimates by securities analysts;
•the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;
•the market’s reaction to our status as a “controlled company”;
•negative earnings or other announcements by us or other financial services companies;
•downgrades in our credit ratings or the credit ratings of our competitors;
•incurrence of indebtedness or issuances of capital stock;
•global economic, legal and regulatory factors unrelated to our performance; and
•the other factors listed in this “Risk Factors” section.
The initial public offering price of our Class A common stock will be determined by negotiations between us, the Selling Stockholders and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
Our share price may decline due to the large number of shares eligible for future sale and for exchange.
The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
We and all of our executive officers, directors and holders of substantially all of our outstanding capital stock, including the LILP Controlling Partners, are subject to lock-up agreements with the underwriters in this offering that restrict our and their ability to transfer shares of our capital stock for 180 days from the date of this prospectus without the consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, (i)             shares of Rollover Class A common stock and (ii)             shares of our Class A common stock issued under the 2026 Plan to our non-employee directors will become eligible for sale.
In addition,             shares of Class A common stock held by Other Senior Professionals and Messrs. Lawson, Barr and Brown received in the Corporate Mergers and             shares of Class A common stock issuable upon exchange of outstanding Class B common stock and Class C common stock are subject to lock-up agreements with us or LILP, pursuant to which their Lock-Up Shares or Lock-Up Common Units, as applicable, will generally be subject to a lock-up period of two years following the date of effectiveness of this registration statement, after which their Lock-Up Shares or Lock-Up Common Units will become transferable in three equal installments on each of the second, third and fourth anniversary of date of effectiveness of this registration statement.
Stockholders who are subject to any of the lock-up agreements described above may be permitted to sell shares of Class A common stock prior to the expiration of the applicable lock-up agreement in certain circumstances, including as the result of the waiver or termination of such lock-up agreement.
The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, and taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:
•be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
•be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Act;
•be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and
•be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.
We currently intend to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act, which is mandated by FINRA for our broker-dealer entities. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.
The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, the MarshBerry Acquisition and the Organizational Transactions. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Organizational Structure,” and our consolidated financial statements included elsewhere in this prospectus.
We have not previously operated as a public company and we will incur increased costs as a result of becoming a public company and in the administration of our organizational structure, and the compliance and operational activities could harm our business.
Our management team has historically operated our business as a privately owned company. Most of the individuals who now constitute our management have not previously managed a publicly traded company. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial reporting, internal audit, compliance with the Sarbanes-Oxley Act and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could adversely affect our business and profitability.
As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. Following the completion of this offering, we will also incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and are expected to increase in light of new and proposed rules and regulations. We expect these rules and regulations to increase our legal, accounting, financial and other compliance costs and to make some activities more time-consuming and costly. Due to these laws and regulations, it may become more difficult or costly for us to obtain some types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Potential legal liability and limitations on insurance coverage could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.
The historical financial information in this prospectus for the periods presented herein do not reflect the added costs we will incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and market price of our Class A common stock.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Although we have not identified a material weakness or significant deficiency in the past two fiscal years, in the future when evaluating our internal control over financial reporting, we may identify material weaknesses or significant deficiencies that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses or significant deficiencies in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities will be listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could lead to a decline in our stock price.
Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware law, to which we are subject, could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as they will be in effect upon the completion of this offering, that could prevent or delay a change in control of our company include:
•the LILP Controlling Partners control approximately       % of the voting interest in Lincoln International, Inc. (or      % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), as a result of the LILP Controlling Partners holding all outstanding Class C common stock upon completion of this offering;
•the ability to issue “blank check” preferred stock, which could increase the number of outstanding shares and thwart a takeover attempt;
•a classified board of directors so that not all members of our board of directors are elected at one time;
•the ability to remove directors only for cause;
•no use of cumulative voting for the election of directors;
•limitations on the ability of stockholders to call special meetings;
•supermajority voting provisions for stockholder approval of amendments to our amended and restated certificate of incorporation and amended and restated bylaws;

•the requirement that, to the fullest extent permitted by law and unless we agree otherwise, certain proceedings against or involving us or our directors, officers or stockholders be brought exclusively in the Court of Chancery in the State of Delaware;
•the ability of stockholders to take action by written consent; and
•advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
In addition, our amended and restated certificate of incorporation will prohibit us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our outstanding voting stock.
The Tax Receivable Agreement will also provide that if certain mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be accelerated and become immediately due and payable.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.
Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts in the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering (including this prospectus). Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities law by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multiforum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Section 22 of the Securities Act provides that U.S. federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and a court may determine that the exclusive forum provision for Securities Act claims is not enforceable under Section 22 of the Securities Act. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in any action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the MarshBerry Acquisition and the Organizational Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•our ability to retain our managing directors and our other senior professionals and executive officers;
•our ability to successfully identify, recruit and develop talent;
•risks associated with our acquisitions, joint ventures and strategic investments, including our ability to successfully integrate the MarshBerry Acquisition;
•our ability to generate sufficient cash in the future to service our indebtedness;
•changing market conditions;
•loss of major clients or a downturn in the private equity industry;
•reputational risk;
•our highly volatile revenue and profits on a quarterly basis;
•strong competition from other financial advisory and investment banking firms;
•our ability to execute on our growth initiatives, business strategies or operating plans;
•our management not having previously managed a public company;
•risks associated with our international operations;
•our ability to acquire and open new offices and expand internationally;
•fluctuations in foreign currency exchange rates;
•costs of compliance associated with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations;
•our dependence on fee-paying clients;
•our clients’ ability to pay us for our services;
•our potential growth into new lines of business;
•operational risks;

•extensive and evolving regulation of our business and the business of our clients;
•substantial litigation risks;
•impact on economic conditions resulting from military conflicts, public health incidents and natural catastrophes;
•cybersecurity and other security risks;
•unanticipated changes in effective tax rates or adverse outcomes resulting from examinations of our income or other tax returns;
•our dependence on distributions from LILP to pay our taxes and expenses after completion of this offering;
•risks associated with our obligations under the Tax Receivable Agreement associated with the consummation of this offering;
•the LILP Controlling Partners’ ability to control our company immediately following this offering;
•the amount of the costs, fees, expenses and charges related to this offering and the related costs of being a public company;
•other factors disclosed in this prospectus;
•any statements of belief and any statements of assumptions underlying any of the foregoing; and
•other factors beyond our control.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE
Lincoln International, Inc., a Delaware corporation, was formed on April 6, 2022, and is the issuer of Class A common stock offered by this prospectus. Prior to this offering and the other Organizational Transactions, all of our business operations have been conducted through LILP and its subsidiaries. We will consummate the Reorganization Transactions prior to the consummation of this offering.
Existing Organization
LILP is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of LILP is included in the U.S. federal income tax returns of LILP’s partners. Prior to the consummation of this offering, LI GP, Inc., the LILP Partners and the Blocker Companies were the only partners of LILP.
The diagram below depicts our organizational structure as of December 31, 2025.
Incorporation of Lincoln International, Inc.
Lincoln International, Inc., the issuer of Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on April 6, 2022. Lincoln International, Inc. has not engaged in any material business or other activities except in connection with its formation and the Organizational Transactions. The amended and restated certificate of incorporation of Lincoln International, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, (i) authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, and one or more series of preferred stock, each having the terms described in “Description of Capital Stock” and (ii) recapitalize the outstanding common stock into Class A common stock.
Reorganization Transactions
Prior to the Reorganization Transactions, there is only one holder of common stock of Lincoln International, Inc. We will consummate the following Reorganization Transactions in connection with this offering:
•amend and restate the existing limited partnership agreement of LILP, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in LILP into one class of common units, (2) admit Lincoln International, Inc. as the general partner of LILP upon its acquisition of common units in connection with the Corporate Mergers and (3) provide certain redemption rights to the LILP Partners as described in “Certain Relationships and Related Party Transactions—LILP Partnership Agreement”;
•amend and restate Lincoln International, Inc.’s certificate of incorporation to, among other things, provide for (1) Class A common stock, entitling its holder to one vote per share on all matters presented to our stockholders generally, (2) Class B common stock, entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the LILP Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock,” (3) Class C common stock, entitling its holder to ten votes per share on all matters presented to our stockholders generally, and that shares of our Class C common stock may only be held by the LILP Controlling Partners and their respective permitted transferees as described in “Description of Capital Stock— Common Stock—Class C Common Stock” and (4) the recapitalization of our outstanding shares of existing common stock into shares of Class A common stock;
•acquire, (i) by the Corporate Mergers, LI GP, Inc. and the Blocker Companies, and issue an aggregate of                 shares of Class A common stock to the stockholders of LI GP, Inc. (who are Messrs. Lawson, Barr and Brown) and the members of the Blocker Companies (who are the Other Senior Professionals) as consideration in the Corporate Mergers and (ii) by contributions from certain LILP Non-controlling Partners, common units from such LILP Non-controlling Partners, and issue an aggregate of                  shares of Rollover Class A common stock to such LILP Non-controlling Partners;
•issue                shares of our Class B common stock to the LILP Non-controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Non-controlling Partners immediately following the Organizational Transactions, for nominal consideration; and
•issue                shares of our Class C common stock to the LILP Controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Controlling Partners immediately following the Organizational Transactions, for nominal consideration.
Offering Transactions
Following the Reorganization Transactions, we will consummate the following Offering Transactions in connection with this offering:
•issue                shares of our Class A common stock to the investors in this offering (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds, after taking into account the underwriting discount, of approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•use the net proceeds from this offering, after taking into account the underwriting discount and estimated offering expenses payable by us, to purchase                newly issued common units (or                 common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;
•LILP intends to use the net proceeds from the sale of common units to us (i) to redeem $       million in common units held by certain LILP Partners, $       million of which will be received by certain of our directors and executive officers, (ii) to pay fees and expenses of approximately $                million in connection with this offering and the other Organizational Transactions, (iii) to repay $       million in borrowings under the Credit Facilities and, (iv) if any proceeds are remaining, for general corporate purposes as described under “Use of Proceeds”; and

•Lincoln International, Inc. will enter into the Tax Receivable Agreement with LILP and the TRA Parties. The Tax Receivable Agreement will provide for the payment by Lincoln International, Inc. to the TRA Parties of 85% of the amount of tax benefits, if any, that Lincoln International, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of the Basis Adjustments and Interest Deductions. For a description of the terms of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Organizational Structure Following the Organizational Transactions
•Lincoln International, Inc. will be a holding company and its principal asset will consist of common units;
•Lincoln International, Inc. will be the sole general partner of LILP and will control the business and affairs of LILP and its direct and indirect subsidiaries;
•Lincoln International, Inc. will own                common units of LILP, representing approximately                % of the economic interest in LILP (or                common units, representing approximately                % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the LILP Controlling Partners will own (1) directly through the LILP Controlling Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately                % of the economic interest in LILP (or approximately                % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)                shares of Class A common stock of Lincoln International, Inc., representing approximately                % of the combined voting power of all of Lincoln International, Inc.’s common stock (or shares of Class A common stock of Lincoln International, Inc., representing approximately                % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (3)        shares of Class C common stock of Lincoln International, Inc., representing approximately                 % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                shares of Class C common stock of Lincoln International, Inc., representing approximately                % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the LILP Non-controlling Partners will own (1) directly through the LILP Non-controlling Partners’ ownership of           common units, approximately        % of the economic interest in LILP (or approximately        % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)      shares of Class A common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or           shares of Class A common stock of Lincoln International, Inc., representing approximately         % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (3)        shares of Class B common stock of Lincoln International, Inc., representing approximately        % of the combined voting power of all of Lincoln International, Inc.’s common stock (or            shares of Class B common stock of Lincoln International, Inc., representing approximately        % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);
•the Other Senior Professionals will (1) own         shares of Class A common stock of Lincoln International, Inc. representing approximately       % of the combined voting power of all of Lincoln International, Inc.’s common stock and approximately             % of the economic interest in Lincoln International, Inc. (or             shares of Class A common stock of Lincoln International, Inc. representing approximately             % of such combined voting power and             % of the economic interest if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2) through Lincoln International, Inc.’s ownership of common units, will hold approximately             % of the economic interest in LILP; and

•the investors in this offering will own (1) indirectly through Lincoln International, Inc.’s ownership of common units, approximately                % of the economic interest in LILP (or approximately                % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2)                shares of Class A common stock of Lincoln International, Inc., representing approximately                % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                 shares of Class A common stock of Lincoln International, Inc., representing approximately                % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering and the use of net proceeds of this offering as described under “Use of Proceeds,” assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
__________________
(1)Investors in this offering will hold approximately                % of the combined voting power of Lincoln International, Inc. (or approximately                % of the combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
As the sole general partner of LILP, we will operate and control all of the business and affairs of LILP and, through LILP and its subsidiaries, conduct our business. Following the Organizational Transactions, including this offering, Lincoln International, Inc. will have a minority economic interest in LILP, and will control the management of LILP as its sole general partner. As a result, Lincoln International, Inc. will consolidate LILP and record a significant non-controlling interest in a consolidated entity.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $               million (or $               million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders including upon the sale of shares of our Class A common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares in this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $               million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase               newly issued common units (or                common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.
We intend to cause LILP to use the net proceeds from the sale of common units to us (i) to redeem $       million in common units held by certain LILP Partners, $       million of which will be received by certain of our directors and executive officers, (ii) to pay fees and expenses of approximately $              million in connection with this offering and the other Organizational Transactions, and (iii) to repay $               million under the Credit Facilities and (iv) any remaining proceeds for general corporate purposes. At this time, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by LILP, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or LILP. Our management will have broad discretion to direct LILP’s use of the proceeds.
LILP will either bear or reimburse Lincoln International, Inc. for all of the expenses incurred in connection with the Organizational Transactions, including this offering.

CAPITALIZATION
The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of December 31, 2025 as follows:
•of LILP and its subsidiaries on a historical basis; and
•of Lincoln International, Inc. and its subsidiaries on a pro forma basis to give effect to the MarshBerry Acquisition and the Organizational Transactions, including this offering.
For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2025
(USD in thousands, except share and per share data)	Lincoln International, LP Actual	Lincoln International, Inc. Pro Forma
Cash, cash equivalents and restricted cash	$324,827	$
Long-term debt
Term Loan Credit Facility(1)	270,374
Revolving Credit Facility	—
Partners’ capital/stockholders’ equity:
Preferred stock, par value $0.00001 per share, shares authorized and no shares outstanding on a pro forma basis
Class A common stock, par value $0.00001 per share, shares authorized and shares outstanding on a pro forma basis
Class B common stock, par value $0.00001 per share, shares authorized and shares outstanding on a pro forma basis
Class C common stock, par value $0.00001 per share, shares authorized and shares outstanding on a pro forma basis
Additional paid-in capital
Partners’ equity	431,186
Total partners’ capital /stockholders’ equity	$431,186
Non-controlling interest	—
Total capitalization	$701,560	$
__________________
(1)Includes $24.9 million of borrowings drawn under the Delayed Draw Term Loan Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash and Liquidity—Credit Facilities.”
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY
Following this offering and subject to applicable laws and regulations as well as funds being available, we intend to pay a quarterly cash dividend to holders of our Class A common stock, initially equal to $             per share of Class A common stock, commencing with the             quarter of fiscal             . Holders of our Class B common stock and Class C common stock, as stockholders, are not entitled to participate in any dividends declared by our board of directors. Any declaration and payment of future dividends by Lincoln International, Inc. will be at the sole discretion of our board of directors. When considering the issuance of dividends, our board of directors will consider many factors including:
•general business, economic and political conditions;
•current and projected financial condition, earnings, cash flows, capital requirements, and level of indebtedness;
•available cash less any current and anticipated cash needs;
•statutory, tax, legal and regulatory considerations applicable to the payment of dividends;
•considerations as specified in our Tax Receivable Agreement; and
•other considerations that our board of directors may deem relevant.
While we currently intend to pay a quarterly cash dividend to holders of our Class A common stock, we may change our dividend policy at any time and we may discontinue the issuance of cash dividends.
Because we are a holding company and our principal asset will be the ownership of common units, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from LILP and, through LILP, cash distributions and dividends from our indirect subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under the Credit Agreement, we will be restricted from paying cash dividends in certain circumstances and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Cash and Liquidity.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with Delaware law and contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Our Organizational Structure—Our principal asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.”
Immediately following this offering, we will be a holding company, and our principal asset will be common units. If we decide to pay a dividend in the future, we would need to cause LILP to make distributions to us in an amount sufficient to cover such dividend. If LILP makes such distributions to us, the holders of our Class B common stock and Class C common stock will be entitled to receive pro rata distributions as holders of common units. See “Risk Factors—Risks Related to Our Organizational Structure— Our principal asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.”

Additionally, we will use any distributions from LILP to pay our taxes, make payments in accordance with the Tax Receivable Agreement and pay our expenses. Accordingly, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by us to the LILP Partners on a per share basis. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Assuming LILP makes distributions to its partners in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if LILP makes such distributions to us.

DILUTION
The LILP Partners will own common units after the Organizational Transactions. Because the LILP Partners will not own any Class A common stock at the time of the offering or have any right to receive distributions from Lincoln International, Inc. (other than (i) Messrs. Lawson, Barr and Brown, who will own shares of Class A common stock received as stockholders of LI GP, Inc. in the Corporate Mergers and (ii) certain LILP Non-controlling Partners, who will own shares of Rollover Class A common stock), we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of common units (other than Lincoln International, Inc.) had their common units redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock and Class C common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Lincoln International, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock and cancellation of all shares of Class B common stock and Class C common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. LILP’s pro forma net tangible book value as of             , 2026 prior to this offering and after giving effect to the Organizational Transactions and the Assumed Redemption was $             . Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Organizational Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of             , 2026 after this offering would have been approximately $             million, or $             per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2026, before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $                  , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $                  assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us and the selling stockholders would increase or

decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                  per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $                  per share, assuming the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value (deficit) after the offering would be $                  per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                  per share and the dilution in pro forma net tangible book value to new investors would be $                  per share, in each case assuming an initial public offering price of $                  per share, which is the midpoint of the price range set forth on the front cover page of this prospectus.
The following table summarizes, as of                  , 2026, after giving effect to the Organizational Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
LILP Non-controlling Partners		%	$	%	$
LILP Controlling Partners		%	$	%	$
Other Senior Professionals		%	$	%	$
New investors		%	$	%	$
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $                million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock and Class C common stock, because holders of the Class B common stock and Class C common stock are not entitled to distributions or dividends, whether cash or stock, from Lincoln International, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                , 2026, after giving effect to the Organizational Transactions and the Assumed Redemption, and excludes                shares of Class A common stock reserved for issuance under the 2026 Plan, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the 2026 Plan that automatically increase the share reserve under the 2026 Plan.
To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of                ,                , the pro forma net tangible book value (deficit) per share after this offering would be $                , and total dilution per share to new investors would be $                .

After giving effect to the Assumed Redemption, if the underwriters exercise their option to purchase additional shares of Class A common stock in full:
•the percentage of shares of Class A common stock held by the LILP Non-controlling Partners will decrease to approximately       % of the voting power of all our shares of Class A common stock outstanding after this offering;
•the percentage of shares of Class A common stock held by the LILP Controlling Partners will decrease to approximately       % of the voting power of all our shares of Class A common stock outstanding after this offering;
•the percentage of shares of Class A common stock held by the Other Senior Professionals will decrease to approximately       % of the voting power of all our shares of Class A common stock outstanding after this offering; and
•the number of shares of Class A common stock held by new investors will increase to                    , or approximately       % of the voting power of all our shares of Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2025 present our financial position and results of operations after giving effect to the following pro forma transactions (collectively, the “Pro Forma Transactions”):
•the MarshBerry Acquisition, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions” and further defined in Note 1 of the Unaudited Pro Forma Financial Information.
•the Reorganization Transactions, as described in “Our Organizational Structure—Reorganization Transactions” and further defined in Note 1 of the Unaudited Pro Forma Financial Information below; and
•the Offering Transactions, as described in “Our Organizational Structure—Offering Transactions” and further defined in Note 1 of the Unaudited Pro Forma Financial Information below.
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on December 31, 2025. No adjustments have been made within the pro forma condensed consolidated balance sheet for the MarshBerry Acquisition as these are already consolidated and reflected in our historical audited balance sheet. The unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2025 gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on January 1, 2025.
Our historical consolidated financial information has been derived from LILP’s audited consolidated financial statements for the fiscal year ended December 31, 2025 and the accompanying notes to the consolidated financial statements included elsewhere in this prospectus. Lincoln International, Inc. was formed on April 6, 2022 and will have no material assets or results of operations until the completion of this offering. Therefore, historical financial information for Lincoln International, Inc. is not included in the unaudited pro forma condensed consolidated financial information.
We have based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the Pro Forma Transactions on the historical financial information of LILP.
The unaudited pro forma condensed consolidated financial information has been prepared based on these assumptions and is for illustrative and informational purposes only. The final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed consolidated financial information is not intended to represent what our financial position or results of operations would have been had the relevant transactions occurred on the dates assumed. It does not project our financial position or results of operations for any future period or date.
For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that (i) we will issue                 shares of Class A common stock at a price per share of $                  , which is the midpoint of the price range set forth on the front cover page of this prospectus, and (ii) upon completion of this offering, the ownership percentage represented by common units not held by us will be      %. The net income attributable to common units not held by us will accordingly represent      % of our net income. Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
We plan to implement additional policies and procedures to address new requirements applicable to us as we transition to operating in a public company environment. We expect to incur additional annual expenses related to these requirements, including but not limited to directors’ fees and insurance, transfer agent fees, SEC reporting requirements, increased auditing and legal fees and similar expenses as well as the hiring additional functional staff, including accounting and finance, investor relations, legal and administrative personnel. Our unaudited pro forma condensed consolidated financial information does not reflect any pro forma adjustments relating to these expenses.

The unaudited pro forma condensed consolidated financial information also does not reflect any anticipated revenue synergies, operating efficiencies, cost savings or tax savings (beyond the benefits of the Tax Receivable Agreement), which we might otherwise expect to generate from operating as a public company.
This presentation of the unaudited pro forma condensed consolidated financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth herein. The unaudited pro forma financial information presented below should be read together with “Audited Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of December 31, 2025

($ in thousands)	Lincoln International, LP Audited As Reported (A)	Reorganization Transactions Adjustments		Offering Transactions Adjustments		Lincoln International, Inc. Pro Forma
Assets
Cash and cash equivalents	$320,169	$		$	F	$
					G
					H
Restricted cash	4,658
Receivables
Client accounts receivable, net of allowance	160,225
Related party receivables	28,583
Total receivables	188,808
Prepaid expenses	17,458
Income tax receivable	2,620
Other assets	9,393
Furniture, equipment and leasehold improvements, net	57,597
Other intangible asset, net	115,903
Deferred tax asset	9,525		D		I
Goodwill	274,470
Right-of-use lease asset	117,537
Total assets	$1,118,138	$		$		$
Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$108,921	$		$		$
Long-term debt	270,374				G
Compensation payable	138,404
Income tax payable	9,770
Deferred revenue	2,737
Deferred tax liability	481
Lease liability	148,845
Payable to related parties pursuant to the Tax Receivable Agreement					I
Total liabilities	$679,532	$		$		$
Commitments and contingencies (Note 9)
Redeemable noncontrolling interests	$7,420
Equity
Partners’ Capital/Stockholders’ Equity:
Class A common stock, par value $0.00001 per share			B		F
Class B common stock, par value $0.00001 per share			C
Class C common stock, par value $0.00001 per share			C

($ in thousands)	Lincoln International, LP Audited As Reported (A)	Reorganization Transactions Adjustments		Offering Transactions Adjustments		Lincoln International, Inc. Pro Forma
Additional Paid in Capital			B		F
			C		H
			D		I
			E		J
Retained Earnings					G
					H
					J
Partners’ Equity	431,186		B	$		$
			C
Total equity	431,186
Total liabilities and equity	$1,118,138	$		$		$

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2025

($ in thousands)	Lincoln International, LP As Reported (K)	MarshBerry Holding Company LLC As Reported For the Ten Months ended October 30, 2025 (L)	Acquisition Transaction Adjustments		Reorganization Transaction Adjustments		Offering Transactions Adjustments		Lincoln International, Inc. Pro Forma Combined
Revenues:
Client revenues	$772,051	$70,354	$—		$		$		$
Reimbursed Expense	11,756	—	—
Total revenues	$783,807	$70,354	$—		$		$		$
Expenses:
Compensation and related expenses	387,683	40,373	3,125	M		U
			2,766	N
Travel, meals and entertainment	27,068	3,750	—
Rent and occupancy	30,182	2,010	—
Recruiting and training	7,286	435	—
Information technology and communication services	18,738	1,781	—
Consulting and professional service fees	25,618	1,899	—
Depreciation and amortization	37,803	3,258	52,854	O
Other operating expenses, net	33,509	5,527	—					V
Total expenses	$567,887	$59,033	$58,745		$		$		$
Total operating income	$215,920	$11,321	$(58,745)		$		$		$
Other income, net of other expenses	3,934	(18,905)	9,957	P				W
			(18,540)	Q
Income (loss) before income taxes	$219,854	$(7,584)	$(67,328)		$		$		$
Provision (benefit) for income taxes	5,721	(276)	(1,163)	R		S		S
Net income (loss)	$214,133	$(7,308)	$(66,166)		$		$		$
Less: Net income (loss) attributable to non-controlling interests		(88)	—			T		T

($ in thousands)	Lincoln International, LP As Reported (K)	MarshBerry Holding Company LLC As Reported For the Ten Months ended October 30, 2025 (L)	Acquisition Transaction Adjustments	Reorganization Transaction Adjustments	Offering Transactions Adjustments		Lincoln International, Inc. Pro Forma Combined
Net income (loss) attributable to Lincoln International LP	$214,133	$(7,220)	$(66,166)	$	$		$
Pro Forma Earnings Per Share
Basic						X
Diluted						X
Weighted-average shares used to compute net income per share
Basic						X
Diluted						X

1. DESCRIPTION OF PRO FORMA TRANSACTIONS & BASIS OF PRESENTATION
The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information of LILP and MarshBerry after giving effect to the transaction accounting adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.
MarshBerry Acquisition
On October 31, 2025, we consummated the MarshBerry Acquisition. The purchase consideration included cash of $234.1 million subject to customary post-closing adjustments, partnership units in LILP with an estimated fair value of $15.1 million and up to $43.8 million in potential future earnout payments, a portion of which was determined to represent contingent consideration with an estimated fair value of $8.8 million.
The unaudited pro forma condensed combined statements of operations was prepared using the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”).
As part of the transaction, certain subsidiaries of LILP entered into a Credit Agreement to fund the MarshBerry Acquisition. The Credit Agreement provides for (a) the Term Loan Credit Facility with an original aggregate principal amount of $250 million, (b) the Delayed Draw Term Loan Credit Facility with original aggregate commitments of $75 million, and (c) the Revolving Credit Facility having original aggregate commitments of $5 million. The obligations under the Credit Agreement are secured by all or substantially all assets of LILP’s domestic subsidiaries, subject to customary and negotiated exclusions. Each Credit Facility has a term of seven years, and all amounts outstanding thereunder will be due and payable on October 31, 2032. Borrowings under the Credit Facilities bear interest, at our election, at a rate equal to either (i) term SOFR (subject to a 0.50% floor) plus a margin of 4.25% or (ii) the base rate (subject to a 1.50% floor), which is equal to the greatest of (A) the prime rate, (B) the NYFRB rate plus 0.50% and (C) one-month term SOFR plus 1.00%, plus a margin of 3.25%. Interest on SOFR loans is payable (x) based on the selected interest period if such interest period is less than three months or (y) quarterly if the selected interest period is three months or longer. Interest on base rate loans is payable quarterly. As of December 31, 2025, we had $250 million principal outstanding under the Term Loan Credit Facility and $24.9 million principal outstanding under the Delayed Draw Term Loan Credit Facility.
Reorganization Transactions
As part of the Reorganization Transactions, LILP’s existing ownership interests will be recapitalized into a single class of common units, with Lincoln International, Inc. being admitted as the general partner of LILP upon its acquisition of common units in connection with this offering.
Following the amendment and restatement of Lincoln International, Inc.’s certificate of incorporation, Lincoln International, Inc. will acquire LI GP, Inc. and the Blocker Companies through the Corporate Mergers in exchange for shares of Class A common stock.
Additionally, shares of Class B common stock and Class C common stock will be issued to the LILP Non-controlling Partners and LILP Controlling Partners, respectively, in amounts equal to the number of common units held by each such LILP Partner immediately following the Organizational Transactions.
Following the Reorganization Transactions, Lincoln International, Inc. will become the general partner of LILP. Although Lincoln International, Inc. will have a minority economic interest in LILP, Lincoln International, Inc. will have the majority voting interest in, and control the management of LILP.
See “Our Organizational Structure—Reorganization Transactions” for a complete description of the Reorganization Transactions.

Offering Transactions
The Company is offering shares of Class A Common Stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.
We intend to use the net proceeds from this offering to purchase       newly issued common units (or       common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.
We intend to cause LILP to use the net proceeds from the sale of common units to us (i) to redeem $       million in common units held by certain LILP Partners, $       million of which will be received by certain of our directors and executive officers, (ii) to pay fees and expenses of approximately $        million in connection with this offering and the other Organizational Transactions, (iii) to repay $       million of our outstanding indebtedness under the Credit Facilities, and (iv) for general corporate purposes. At this time, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by LILP, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or LILP. Our management will have broad discretion to direct LILP’s use of the proceeds.
See “Our Organizational Structure—Offering Transactions” for a complete description of the Offering Transactions.
2. NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(A)Lincoln International, Inc. was incorporated as a Delaware corporation on April 6, 2022, and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma condensed consolidated balance sheet. This column represents the audited consolidated historical financial statements of LILP, the predecessor for accounting purposes.
Reorganization Transactions Adjustments
(B)As part of the Reorganization Transactions, each of LI GP, Inc. and each Blocker Company will merge with and into Lincoln International, Inc. in exchange for                shares of Class A common stock. The portion of the partners’ capital reclassified to additional paid-in capital represents the partners’ capital less amounts attributed to the par value of Class A common stock.
(C)Reflects the issuance of Class B and Class C common stock to LILP Partners, on a one-to-one basis with the number of common units they own. As a corporation, Lincoln International, Inc. will not record partners’ capital in the consolidated balance sheet; as such, it will be reclassified to additional paid-in capital. To reflect the corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital. The portion of partners’ capital reclassified to additional paid-in capital represents partners’ capital less amounts attributed to the par value of common stock. This amount is then subject to the allocation of additional paid-in capital to non-controlling interests (see Note E below).
(D)The following are the adjustments associated with the Reorganization Transactions:
(i)Record a deferred tax asset of $               million. Following the Reorganization Transactions, Lincoln International, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes as a corporation on its share of LILP’s taxable income. As a result, the pro forma balance sheet reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction. The presented deferred tax asset is measured based on the following: (i) differences between financial reporting and tax basis associated with Lincoln International, Inc.’s investment in LILP and (ii) tax carryforwards and credits from the merged Blocker Companies. The deferred tax asset includes (i) $               million related to Lincoln International, Inc.’s investment in LILP and (ii) $             million related to the tax attributes acquired by Lincoln International, Inc. as part of the Reorganization Transactions. To the extent we estimate that we will not realize either a portion or all of our deferred tax assets, based on an analysis of the available sources of taxable income, we will reduce our deferred tax assets with a valuation allowance.
(ii)Record an adjustment to additional paid-in capital of $              million, for the change in deferred tax assets as a result of the Reorganization Transactions.
(E)Following the Reorganization Transactions, Lincoln International, Inc. will become the general partner of LILP. Although Lincoln International, Inc. will have a minority economic interest in LILP, Lincoln International, Inc. will have the majority voting interest in, and control (as its general partner) of the management of LILP. As a result, we will consolidate the financial results of LILP and will report a non-controlling interest related to the common units held by the LILP Partners on our consolidated balance sheet. The adjustments to (i) non-controlling interest of $                million and (ii) additional paid in capital of $                million reflects the proportional interest in the pro forma condensed consolidated total equity of Lincoln International, Inc. owned by the LILP Partners.
Offering Transactions Adjustments
(F)Reflects a $                million increase to cash and cash equivalents with a corresponding offset of $                million to additional paid in capital and $                million to Class A common stock related to the issuance of Class A common stock to the public pursuant to this offering. We estimate that the net proceeds to us from this offering will be approximately $                million (or $                million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting $                million of assumed underwriting discounts and commissions. We will use $                 million of net proceeds to acquire currently outstanding common units from LILP Partners.
(G)Reflects the payment of approximately $                 million to repay borrowings outstanding under our Term Loan Credit Facility and approximately $                 million of accrued interest. The repayment of the Term Loan Credit Facility was treated as a partial extinguishment of debt, resulting in the write-off of approximately $               million of the related unamortized debt issuance costs, which was recognized as a loss on debt extinguishment and recorded to retained earnings.
(H)As of December 31, 2025, the unaudited pro forma condensed consolidated balance sheet reflects (i) the reduction of cash of $                million, (ii) $                million to additional paid in capital for costs directly related to the Offering Transactions and (iii) $                million to retained earnings for the remaining transaction costs estimated to be incurred which are not subject to be deferred and capitalized as part of the transaction. The transaction costs recorded in the unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2025 would not be expected to have a continuing impact beyond twelve months.
(I)As described in greater detail in “Our Organizational Structure,” prior to the completion of this offering, we will enter into a Tax Receivable Agreement with certain of our pre-initial public offering owners that provides for the payment by Lincoln International, Inc. to LILP Partners of 85% of certain tax benefits, if any, that Lincoln International, Inc. actually realizes, or is deemed to realize (calculated using assumptions), as a result of the Basis Adjustments and Interest Deductions. The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the adjustments associated with these Offering Transactions:
(i)Record a deferred tax asset of $                million (or $                 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Following the Organizational

Transactions, Lincoln International, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, as a corporation on its share of LILP’s taxable income. As a result, the pro forma balance sheet reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction. The presented deferred tax asset is measured based on the following: (i) differences between financial reporting and tax basis associated with Lincoln International, Inc.’s investment in LILP; and (ii) tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Offering Transactions. The deferred tax asset includes (i) $                million related to Lincoln International, Inc.’s investment in LILP and (ii) $                million related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement. To the extent we estimate that we will not realize either a portion or all of our deferred tax assets, based on an analysis of the available sources of taxable income, we will reduce our deferred tax assets with a valuation allowance.
(ii)Record a $               million liability under the Tax Receivable Agreement (or $                 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based on our estimate of the aggregate amount that we will pay to the LILP Partners under the Tax Receivable Agreement as a result of the Offering Transactions.
(iii)Record an adjustment to additional paid-in capital of $                 million, for the change in deferred tax assets and the increase in liabilities due to existing owners under the Tax Receivable Agreement as a result of the Offering Transactions.
(J)As outlined in Note E, Lincoln International, Inc. will consolidate LILP. The adjustment to (i) non-controlling interest of $                  million, (ii) additional paid in capital of $                million, and (iii) retained earnings of $                 million reflects the proportional interest in the pro forma condensed consolidated total equity of Lincoln International, Inc. owned by the LILP Partners upon the Offering Transactions.
3. NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
(K)Lincoln International, Inc. was incorporated as a Delaware corporation on April 6, 2022, and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma condensed consolidated statement of income. This column represents the audited consolidated historical financial statements of LILP, the predecessor for accounting purposes.
(L)This column represents the audited consolidated historical financial statements of MarshBerry for the ten months ended October 30, 2025. Refer to the MarshBerry audited financial statements for further details.
Acquisition Transaction Adjustments
(M)Reflects incremental compensation expense of $3.1 million for the year ended December 31, 2025, related to employee retention awards issued in conjunction with the acquisition. These awards are contractually required per the Equity Purchase Agreement. The amount includes 10 months of associated expense. The adjustment represents the estimated post-combination compensation expense for retention awards granted to MarshBerry employees. The awards vest on an annual basis over a 4-year service period.
(N)Reflects incremental compensation expense of $2.8 million for the year ended December 31, 2025, associated with the earnout issued in connection with the acquisition, a portion of which is accounted for as deferred compensation. The earnout is contractually required per the Equity Purchase Agreement. The amount includes 10 months of associated expense. The adjustment represents the estimated post-combination compensation expense for awards granted to MarshBerry employees that are payable based on Company revenue targets and continued employment. The awards vest on an annual basis over a 4-year service period.

(O)Reflects the adjustment of $52.9 million for the year ended December 31, 2025 to increase amortization expense related to the intangible assets acquired in the acquisition. The amount includes the incremental expense for the 10 months and removal of MarshBerry’s historical amortization expense. The following table summarizes the adjustment to amortization expense based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives:

Asset Class	Amount	Amortization Method	Weighted-Average Amortization Period (in years)	Total Incremental Amortization Expense
Trade names	$15,800	Straight-line	7.4	$1,802
Customer relationships	43,000	Straight-line	10	3,583
Developed technology	10,500	Straight-line	5	1,750
Backlog	57,792	Straight-line	1	48,160
Total	$127,092			$55,296
Less: MarshBerry's historical amortization expense				(2,442)
Incremental amortization expense				$52,854
(P)Reflects the removal of MarshBerry’s historical interest expense of $10 million for the year ended December 31, 2025, as the associated debt was extinguished upon the closing date of acquisition.
(Q)Reflects incremental interest expense of $18.5 million for the year ended December 31, 2025, associated with the borrowings under the Credit Facilities. On October 31, 2025, the Company entered into the Credit Agreement to fund the MarshBerry Acquisition. This agreement provides for (a) a Term Loan Credit Facility with an original aggregate principal amount of $250 million, (b) a Delayed Draw Term Loan Credit Facility with original aggregate commitments of $75 million, and (c) a Revolving Credit Facility having original aggregate commitments of $5 million. On October 31, 2025, LILP drew the full $250 million Term Loan Credit Facility and $25 million of the $75 million Delayed Draw Term Loan Credit Facility. Each Credit Facility has a term of seven years, and all amounts outstanding thereunder will be due and payable on October 31, 2032. Incremental interest expense has been calculated as follows:

	Principal	Interest	Total Incremental Interest Expense
Interest on Credit Facilities (1)	275,000	8.1%	$18,540
Total	275,000	8.1%	18,540
______________
(1)Interest on the Credit Facilities is calculated using the Term SOFR plus a margin as defined within the Credit Facilities and is estimated to be 8.1% . An increase or decrease of 1/8% in the interest rate applied to the Credit Facilities would result in a change in pro forma interest expense of approximately $0.3 million for the year-end December 31, 2025.
(R)Reflects the net tax effect of $(1.2) million related to MarshBerry’s provision of income taxes for the year ended December 31, 2025, which assumes the highest applicable statutory tax rate for jurisdictions where MarshBerry is subject to tax.
Reorganization Transactions & Offering Transactions
(S)Following the Reorganization Transactions and Offering Transactions, Lincoln International, Inc. and its subsidiaries will collectively be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the unaudited pro forma condensed consolidated statements of income reflects an adjustment to our provision for corporate income taxes to reflect a statutory rate of       % for the fiscal year ended December 31, 2025, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. LILP has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, LILP profits and losses will flow through to its common unit holders, including Lincoln International, Inc., and are generally not subject to tax at the LILP level.
(T)As described in “Reorganization Transactions,” upon completion of the Reorganizations Transactions, Lincoln International, Inc. will become the general partner of LILP. As a result of the Reorganization Transactions, Lincoln International, Inc. will initially own approximately            % of the economic interest in LILP and the ownership percentage held by noncontrolling interests will be approximately            % . Net earnings attributable to the noncontrolling interests after the Reorganization Transactions will represent           % of net earnings before income taxes.
Immediately following the completion of this offering, the ownership percentage held by Lincoln International, Inc. and by noncontrolling interests will be approximately            % and           %, respectively. Net earnings attributable to the noncontrolling interests after the Offering Transactions will represent            % of net earnings before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage held by the noncontrolling interest would decrease to           %.
Reorganization Transactions
(U)Represents the impacts to compensation related to the Employment Agreements for the LILP Partners which are expected to be effective as of the Reorganization Transactions. This adjustment reflects the impact to compensation for the LILP Partners that have entered into the Employment Agreements in connection with the Reorganization Transactions as the LILP Partners historically received equity distributions that were not recorded in the consolidated statements of income.
Offering Transactions
(V)Reflects total offering transaction costs incurred which are expected to be expensed, of which $                million are already included in the historical consolidated statement of income of LILP for the fiscal year end December 31, 2025, therefore resulting in $                million recorded in the unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2025. The transaction costs recorded in the unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2025 would not be expected to have a continuing impact beyond twelve months.
(W)Reflects the removal of historical interest expense related to the Term Loan Credit Facility of $                million for the year ended December 31, 2025, as the associated debt was extinguished upon the Offering Transactions.
(X)The weighted average number of shares underlying the basic earnings per share calculation reflects               shares of Class A common stock outstanding. Class A common stock outstanding after the offering are included within the weighted average number of shares as they are the only outstanding securities which participate in distributions or dividends by Lincoln International, Inc.
The pro forma diluted net income per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of outstanding shares of Class A common stock issued upon substitution of shares of Class B and Class C common stock outstanding.

The following table sets forth a calculation of the numerator and denominator used to compute pro forma basic and diluted earnings per share:

Fiscal Year Ended December 31, 2025
Pro forma basic earnings per share:
Net income	$
Income attributable to non-controlling interests
Income available to common shareholders, pro forma basic	$
Weighted average shares outstanding
Net income per share, pro forma basic	$
Pro forma diluted earnings per share:
Income available to common shareholders, pro forma basic	$
Increase to net income attributable to dilutive instruments
Income available to common shareholders, pro forma diluted	$
Weighted average shares outstanding – basic
Incremental shares of common stock attributable to dilutive instruments
Weighted average shares outstanding – diluted
Net income per share, pro forma diluted	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The historical financial data discussed below reflects the historical results of operations and financial condition of Lincoln International, LP and its consolidated subsidiaries and does not give effect to the MarshBerry Acquisition for periods prior to its consummation or the Organizational Transactions. See “Organizational Structure” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.
This following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, those discussed in the section titled “Risk Factors” and those that can be found elsewhere in this prospectus.
Overview
We are a global independent investment banking advisory firm focused on the private capital markets. As a leader in advising private equity and private credit investors, private company business owners and other senior executives, our globally integrated platform allows us to deliver comprehensive, sector-focused advisory services to clients across key areas of the economy. Our experienced professionals provide meaningful and differentiated private capital markets expertise across our two segments, Investment Banking Advisory (comprised of M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services) and Valuations and Opinions (comprised of portfolio valuations, transaction opinions, board advisory, and disputes advisory).
Since our founding in 1996, we have experienced significant growth achieved through investments in talent, complementary capabilities we offer—including our growing, recurring, and non-cyclical valuations business—and the strategic positioning of the firm. As a result, we have built a platform to support clients in attracting capital and investing with purpose driving value and realizing returns. As of December 31, 2025, approximately 1,400 professionals, including 161 managing directors, serve our clients and operate our business from more than 30 offices across 14 countries throughout the Americas, Europe, Middle East and Asia. Mergermarket has ranked us the #2 sell-side advisor for private equity transactions globally over the three years ending December 31, 2025. We have invested in our technology infrastructure, including designing a customer relationship management system that also functions as an enterprise resource planning system, by building a proprietary artificial intelligence, or AI, tool that aggregates institutional, market and client intelligence to drive efficiency and optimize knowledge sharing, and by improving the delivery of portfolio valuations through automation.
We operate in two business segments: Investment Banking Advisory and Valuations and Opinions. In our Investment Banking Advisory business segment, we provide global mergers and acquisitions advisory, capital advisory, private funds advisory services, and other services. Through our Valuations and Opinions business segment, we provide financial valuations of illiquid securities and fairness and other transaction opinions. We plan to grow our firm across industries, service offerings, and geographies to deliver quality advice and services to our clients. Our acquisitions of Spurrier Capital Partners in April 2022 and TCG Corporate Finance in October 2024 expanded our M&A technology franchise, thereby increasing our capabilities in this sector and creating a more robust client offering. Over time, we have intentionally diversified our business across service offerings and created depth of expertise and client relationship within the Business Services, Consumer, Healthcare, Industrials, Technology, and through our acquisition of MarshBerry that we closed on October 31, 2025, Financial Services industries. MarshBerry is a global leader in investment banking advisory services, serving the insurance brokerage and wealth and retirement sectors through all stages of growth. MarshBerry has been recognized by S&P Global Market Intelligence as the #1 M&A sell-side advisor in insurance brokerage in each year since 2022. We believe this strategic acquisition solidifies our position as the leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.
The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of LILP and its consolidated subsidiaries. After the completion of the Organizational Transactions, as the sole general partner of LILP, we will control its business and affairs and, therefore, consolidate its financial results with ours. In light of the LILP Partners’ collective     % equity interest in

LILP immediately after the Organizational Transactions and this offering, we will reflect their interests as a non-controlling interest in our consolidated financial statements. As a result, our net income, after excluding that non-controlling interest, will represent     % of LILP’s net income and, similarly, outstanding shares of our Class A common stock will represent     % of the outstanding equity interests of LILP. We will also enter into a Tax Receivable Agreement that will allocate some of the tax benefits on exchange of the ownership interests of LILP to the exchanging holder. Finally, our GAAP compensation expense will change, as much of our historical payments to managing directors were in the form of distributions on LILP’s equity interests. For more information on the pro forma impact of the Organizational Transactions and this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”
Business Environment and Outlook
Our business is affected by a variety of factors, including general conditions in the financial markets as well as economic and geopolitical conditions. Changes in global economic conditions, including inflation rates, changes in interest rates, the imposition of trade barriers and tariffs, ongoing negotiations with major U.S. trading partners, changes in U.S. tax regulations and geopolitical events such as the military conflicts involving the Middle East and between Russia and Ukraine can materially affect our business. We believe that while these events may continue to add uncertainty to the business environment, we remain well positioned for the future due to our experienced management team and focused client coverage. See “Risk Factors—Risks Related to Our Business” in this prospectus for a discussion of some of the factors that can affect our performance. As a result, revenue and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from quarter to quarter and year to year.
Worldwide announced M&A volumes during 2025 increased by 6% and M&A value increased by 37%, each as compared to 2024. We expect the level of M&A advisory activity to remain strong across all our industry groups and geographies through Q1 2026. As companies focus intently on strategic growth and capital deployment, we expect these factors will catalyze activity in the medium term.
In the United States, clients continue to evaluate strategic alternatives and our revenue backlog remains strong. Financing continues to be available despite a prolonged period of higher interest rates. Financing availability has continued to drive M&A growth, but our M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services businesses could be adversely impacted if inflation persists or worsens. In addition, in the current economic environment, companies and private equity firms globally are pursuing M&A in order to drive greater efficiencies by reducing costs and increasing cash flows.
We continue to experience demand for our capital advisory services due to client demand to finance transactions and growth opportunities. Restructuring opportunities have come as a result of disruption in some industries and increases in cost of capital. In the current economic environment, geographic and industry specific dislocations may result in increased restructuring activity worldwide. We intend to leverage our existing infrastructure to capitalize on the increasing breadth and depth of the private capital markets, activity in the M&A market, and our capital-light business model through deploying our intellectual capital to generate new revenue.
We believe that as private debt and private equity have continued to grow as asset classes, the importance of completing third-party portfolio valuations has only increased. Alternative asset management firms ranging from private equity funds, business development companies, and credit funds regularly look for an independent firm to establish ranges of values, consult on internally prepared valuations, and to review valuation policies and procedures. These firms are typically required to complete valuations on at least a quarterly basis, and increasingly more often, to satisfy compliance standards. Additionally, we believe growth in complex structured products across various collateral types has expanded investor demand for independent valuations.
Finally, we are well positioned to continue to identify attractive opportunities in geographies where markets are evolving, driven by increased external investment and continued development of financial and legal sophistication, such as India and the UAE.

Recent Acquisitions
MarshBerry
On October 31, 2025, we consummated the MarshBerry Acquisition. The purchase consideration included cash of $234.1 million subject to customary post-closing adjustments, partnership units in LILP with an estimated fair value of $15.1 million and up to $43.8 million in potential future earnout payments, a portion of which was determined to represent contingent consideration with an estimated fair value of $8.8 million. We funded the purchase price from debt financing under the Credit Agreement and cash on hand. The contingent consideration will be paid to the sellers upon achievement of specified revenue targets over a four-year earnout period.
MarshBerry is a global leader in investment banking advisory services, serving the insurance brokerage and wealth and retirement sectors through all stages of growth. MarshBerry has been recognized by S&P Global Market Intelligence as the #1 M&A sell-side advisor in insurance brokerage in each year since 2022. We believe this strategic acquisition solidifies our position as the leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.
Our audited financial statements as of and for the year ended December 31, 2025, include the results of operations of MarshBerry for the period between October 31, 2025, when the acquisition was consummated, and December 31, 2025. As a result, our results of operations for the year ended December 31, 2025 may not be directly comparable to prior periods. See “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus for additional information.
TCG Corporate Finance
On October 31, 2024, Lincoln International Parent B.V, a wholly-owned subsidiary of LILP, acquired TCG Corporate Finance, a boutique European technology and digital economy advisory firm headquartered in Germany. The total purchase price of $40 million consisted of cash of $15.2 million, partnership units in LILP of $12.4 million, and potential earnout payments of $12.4 million.
Our audited financial statements as of and for the year ended December 31, 2024, include the results of operations of TCG Corporate Finance for the period between October 31, 2024, when the acquisition was consummated, and December 31, 2024. As a result, our results of operations for the year ended December 31, 2024 may not be directly comparable to prior periods.
Key Financial Measures
Client Revenues
We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters that set forth our fee structure. The amount and timing of fees we recognize can vary based on the type of engagement. We follow specific guidelines to ensure that our revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). In general, revenue is recognized when the performance obligation outlined in the engagement letter has been satisfied.
Substantially all of our Investment Banking Advisory engagements include a success fee, a small number of which also include a non-refundable retainer fee that is earned and due upon signing of the engagement. The timing of the recognition of Investment Banking Advisory client revenues is dependent upon the closing of a third-party transaction, which generally is not within our control. Accordingly, our client revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from quarter to quarter and year to year.
Revenue in our Valuations and Opinions business segment can be categorized into two primary components: non-transaction-based services and transaction-based services. Non-transaction-based services reflect recurring portfolio valuations required by our clients for financial reporting. Transaction-based services include fairness opinions in connection with mergers and acquisitions and other transactions, solvency opinions, other types of financial opinions in connection with other transactions and our new dispute advisory services.
Investment Banking Advisory Revenues
Our senior professionals maintain strong relationships with existing and potential clients. We add new clients each year as existing senior professionals continue to expand their relationships and newly hired senior professionals bring their client relationships to our firm. We can lose clients due to changes in client senior management, acquisitions or divestitures of client businesses or competition from other investment banking firms.
Our Investment Banking Advisory business segment operates in a competitive environment. The majority of revenue-generating engagements are separately solicited, negotiated, awarded, and executed. Although each client fee from an individual investment banking transaction is non-recurring, we have a history of providing advisory services to repeat clients. We also have visibility of transactions and associated potential revenues from our backlog, client target list and long-term client relationships.
Our Investment Banking Advisory business segment earns fees from our clients by providing M&A, capital advisory, and private funds advisory services. We advise public and private institutions on a broad spectrum of financial transactions, including buy side and sell side M&A transactions as well as debt, minority equity, primary/secondary fundraising, special situations and restructuring transactions. We also generate revenue through other services obtained via the MarshBerry Acquisition, including an executive peer exchange program, Connect, which charges a membership fee and provides members with direct access to insurance carriers.
The vast majority of our Investment Banking Advisory revenues consist of a success fee from completing each assignment. Success fees are recognized when we have completed our performance obligation as outlined in the engagement letter, which typically occurs upon completion of the transaction. Milestone fees are invoiced and recognized as income upon reaching a specific contractual outcome. A small number of transactions also include a non-refundable initial retainer fee, which is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company’s standard practice is to recognize this deferred revenue over eight months, which the Company has assessed as the average life of an engagement.
As we generally earn our revenues upon completion of advisory engagements, we are only paid upon successful completion of an underlying transaction. Complications that may terminate or delay a transaction include, among others, failure to agree upon terms between counterparties, failure to obtain board, stockholder or regulatory approvals, failure to secure financing, adverse market conditions or adverse operating or financial considerations related to either party of the transaction. These events are outside of our control. While we may have devoted considerable time and resources to the transaction, our fees are generally limited to the initial retainer fee if the original engagement is terminated prior to completion.
Invoiced client receivables are recorded as accounts receivable in the consolidated balance sheets. See “—Critical Accounting Estimates—Revenue Recognition” for a more detailed discussion.
Valuations and Opinions Revenues
Our Valuations and Opinions business segment earns fees from our clients for providing valuations of various assets including: entire companies, illiquid debt and equity securities, and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our Valuations and Opinions business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, expert witness testimony, solvency opinions in connection with corporate spin-offs and dividend re-capitalizations, and other types of financial opinions in connection with other transactions. In 2025, the Valuations and Opinions group launched a dedicated dispute advisory services business. Leveraging our core competencies in M&A and valuations, our disputes team specializes in advising either sellers or buyers on the resolution of post-closing purchase price adjustments (e.g., working capital and earnouts), serving as neutral accountants in post-acquisition disputes and providing expert services in accounting, valuation or other M&A-related matters.

Unlike our Investment Banking Advisory business segment, the fees generated in our Valuations and Opinions business segment are generally not contingent on the successful completion of a single transaction. Engagements for asset valuations are generally ongoing in nature, recurring on a daily, monthly, quarterly, semi- annually or annual basis. In 2025, 81% of Valuations and Opinions revenue was recurring driven largely by our portfolio valuation work.
Revenue related to portfolio valuation fees is fully recognized when the fee is invoiced. At the time of invoicing, we have completed and delivered the valuation, which is the performance obligation as described in the engagement letter. Valuation fees are related to valuations that can be completed daily, monthly, quarterly, semi-annually or annually, depending on the client’s needs.
Revenue generated from initial retainers related to fairness opinions is fully recognized when the fee is invoiced. The average fairness opinion is generally completed within three weeks of engagement, thus no portion of revenue is deferred. See “—Critical Accounting Estimates—Revenue Recognition” for a more detailed discussion.
In both of our operating segments, we incur various transaction-related expenditures, such as travel and professional fees, in the course of performing our services on behalf of our clients. Pursuant to the engagement letters with our clients, these expenditures may be reimbursable. We define these expenses, which are associated with revenue activities earned over time or at a point in time, as transaction-related expenses and record such expenditures as incurred. We record the corresponding reimbursement revenue when it is determined that a client has an obligation to reimburse us for such transaction-related expenses and we have issued the corresponding invoice to the client for reimbursement of expenses incurred. Client expense reimbursements are recorded as a component of revenue on the consolidated statements of comprehensive income.
Operating Expenses
Our operating expenses are broadly classified as either compensation and related expenses or non-compensation expenses. The primary drivers of our compensation and related expenses are salary and wages and variable compensation related to firm and individual performance. Expenses are recorded on the consolidated statements of income when accrued, inclusive of expenses subsequently reimbursed by clients in accordance with ASC 606.
Compensation and Related Expenses
Our compensation and related expenses, which account for the majority of our operating expenses, are determined by management based on revenues earned, headcount, hiring plans, individual performance, the competitive nature of the prevailing investment banking labor market, anticipated compensation requirements for our employees, and the anticipated needs related to the recruiting of new managing directors. These factors may vary over time and, as a result, our compensation and related expenses may fluctuate materially in any particular period. Accordingly, the amount of compensation and related expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.
Our compensation and related expenses consist of base salary, benefits and payroll taxes, annual incentive compensation and sign-on bonuses, which are payable as cash bonus awards, including certain amounts subject to clawback and contingent upon a required period of service. Base salary, benefits and payroll tax expenses are driven by headcount and are paid ratably throughout the year. Our annual incentive compensation bonuses are awarded and payable in the form of current year cash bonus awards and deferred cash bonus awards. Cash bonuses, for which we accrue monthly, are discretionary and dependent upon a number of factors including company and employee performance. These amounts are generally awarded and paid in December of the current performance year or within four months following the end of the calendar year with respect to the prior year’s results. The deferred cash bonus awards include amounts that are contingent upon a required period of service. A portion of the cash bonus is also deferred and paid according to a prescribed deferral schedule based on employee level. Sign-on bonuses are accrued and paid in accordance with the terms of individualized employment arrangements.

Non-Compensation Expenses
Our non-compensation expenses include costs for rent and occupancy of our leased office spaces, travel and entertainment-related expenses, consulting and professional service fees, information technology and communication services, recruiting and training, depreciation and amortization, and other miscellaneous operating expenses. We refer to all of these expenses collectively as non-compensation expenses. The majority of our non-compensation expenses, including travel and entertainment-related expenses, recruiting and training costs, and information technology and communications services, fluctuate in response to changes in headcount.
Our leases for office space are recorded in accordance with ASC 842, Leases. Accordingly, rent expense for our leased office space is recorded in conjunction with our right-of-use lease assets and lease liabilities. Although we have previously made significant investments in our real estate footprint in nearly all of our major offices, we expect our rental and occupancy costs to continue to grow as our business expands.
We expect to incur additional annual expenses related to new requirements applicable to us as we transition to operating in a public company environment, including but not limited to directors’ fees and insurance, transfer agent fees, SEC reporting requirements, increased auditing and legal fees and similar expenses as well as the hiring additional functional staff, including accounting and finance, investor relations, legal and administrative personnel.
Other Income and Expenses, Net
Our other income and expenses, net includes (i) interest income earned on investment securities, cash and cash equivalents, and (ii) interest expense and fees on our term loan.
Provision for Income Taxes
We account for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires the recognition of tax benefits or expenses based on temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of our assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
Key Performance Metrics
Key measures that we use in assessing and evaluating our business include compensation ratio, non- compensation ratio, client revenue per managing director, number of investment banking advisory transactions completed, number of managing directors and number of employees.

	Lincoln International, LP Year Ended
	December 31, 2025	December 31, 2024
Compensation ratio	50.2%	49.8%
Non-compensation ratio	23.3%	23.7%
Client revenue per managing director ($ in thousands)	$4,856	$3,918
Number of investment banking advisory transactions completed	321	273
Number of managing directors	159	146
Number of employees	1,455	1,085
Compensation Ratio. Compensation ratio is calculated as compensation and related expenses divided by client revenues. Newly hired and newly promoted professionals typically require a ramp up period before they and their client relationships begin to contribute meaningful revenues to the Company. As a result, our compensation ratio has been higher in periods of significant headcount growth. We have increased our compensation ratio in 2025 primarily through the addition of new managing directors in the United States. Over time, we expect the compensation ratio to stabilize due to the continued maturation of our advisory platform as the tenure of our financial professionals has increased and revenue has grown.
The compensation ratio presented is based on our historical entity structure as a privately held partnership where payments to LILP Partners are historically treated as equity distributions and does not give effect to the Organizational Transactions. In connection with this offering, we expect to update our compensation structure with respect to the LILP Partners. As a result, we expect to recognize increased compensation and related expenses as these distributions are reallocated from equity to expense. This change will drive a meaningful increase in our compensation and related expenses and corresponding compensation ratio. Based on these factors, we intend to target a competitive compensation ratio commensurate with our industry peers. However, if we identify opportunities to grow revenues through significant expansion or to position our Company during challenging market conditions for future growth, we may report a compensation ratio in excess of this target. We intend to compensate our personnel competitively in order to continue building our business and growing our Company.
Non-compensation Ratio. Non-compensation ratio is calculated as non-compensation expenses divided by client revenues. Historically, our non-compensation expenses, particularly occupancy and travel costs associated with business development, have increased as we have grown our business and made strategic investments in real estate and technology. We expect this trend may continue as we expand across industries and geographies and products to serve our clients’ evolving needs. In addition, we will experience increased non-compensation expenses in connection with operating as a public company.
Client revenue per Managing Director. Client revenue per managing director is calculated as client revenues divided by the number of managing directors, which we measure using headcount and revenue as of the end of a given period. We utilize this metric to measure our average productivity across our business. Client revenue per managing director varies across our geographies due to differing fee structures in international markets.
Non-GAAP Financial Measures
In addition to our financial results prepared in accordance with GAAP, we consider certain non-GAAP measures in assessing the performance of our business. The key non-GAAP measures we use are adjusted EBIT adjusted compensation and related expenses and adjusted compensation ratio, adjusted non-compensation expenses and adjusted non-compensation ratio, and adjusted operating income and adjusted operating income margin, which management believes provide useful information to investors to enhance their ability to analyze our performance from period to period, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for Income before income taxes, Net income, compensation expenses, non-compensation expenses or any other measure calculated in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies.
Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.
Adjusted EBIT, Adjusted Operating Income and Adjusted Operating Income Margin
We define adjusted operating income and adjusted EBIT as Income before income taxes adjusted for non-cash items that we may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, business transformation costs and other discrete expenses, when applicable. We use adjusted operating income and adjusted EBIT as internal performance measures in the management of our operations because we believe they give our management and other users of our financial information useful insight into our results of operations and our underlying business performance by providing consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operations, as these metrics generally eliminate the effects of variables unrelated to our overall operating performance.
The following table presents a reconciliation of income before income taxes to adjusted operating income and adjusted EBIT:

	Lincoln International, LP Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2025
(USD in thousands, except percentages)	December 31, 2025	December 31, 2024
Income before income taxes	$219,854	$167,483
Plus: Acquisition-related expenses(a)	37,926	6,895
Plus: Other expenses(b)	8,516	7,838
Adjusted EBIT(c)	$266,296	$182,216
Less: Other income and expense, net	3,934	9,296
Adjusted operating income	262,362	172,920
Adjusted operating income margin	33.5%	29.9%
__________________
(a)Acquisition-related expenses primarily represent amortization of the backlog intangible acquired as part of the MarshBerry and TCG Corporate Finance acquisitions in October 2025 and 2024, respectively, and transaction costs related to these acquisitions.
(b)Other expenses represent restructuring expenses, costs of one-time employee legal matters, and expenses incurred in connection with the Company’s initial public offering and related corporate reorganization, including advisory, legal, accounting, and other professional fees.
(c)LILP has not historically been subject to US federal income tax. For illustrative purposes, we calculate adjusted net income using an assumed 26% income tax rate to approximate LILP being taxed as a corporation subject to US federal income tax.
Adjusted compensation and related expenses and adjusted compensation ratio
We define adjusted compensation and related expenses as compensation and related expenses adjusted for non-recurring items such as restructuring, when applicable. Adjusted compensation ratio is adjusted compensation and related expenses as a percentage of client revenues. We use adjusted compensation and related expenses and adjusted compensation ratio to evaluate our performance as an indicator of the efficiency of our operations between reporting periods.
The following table presents a reconciliation of compensation and related expenses to adjusted compensation and related expenses:

	Lincoln International, LP Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2025
(USD in thousands, except percentages)	December 31, 2025	December 31, 2024
Compensation and related expenses	$387,683	$285,003
Less: Acquisition-related expenses(a)	(3,293)	(581)
Less: Other expenses(b)	(4,635)	(2,373)
Adjusted compensation and related expenses(c)	$379,755	$282,049
Client revenues	$772,051	$572,061
Compensation ratio	50.2%	49.8%
Adjusted compensation ratio	49.2%	49.3%
__________________
(a)Acquisition-related expenses represent acquisition retention expenses.
(b)Other expenses represent restructuring expenses.
(c)The historical financial information presented reflects LILP’s US-based partner compensation, which is recorded as equity on our balance sheet and includes semi-monthly draws, quarterly tax advances and annual performance incentives. As a corporation, our US-based partner compensation will be recorded as compensation and related expenses on our income statement.

Adjusted non-compensation expenses and adjusted non-compensation ratio
We define adjusted non-compensation expenses as non-compensation expenses adjusted for non-cash items we may record each period, as well as non-recurring items such as acquisition costs, integration costs, business transformation costs and other discrete expenses, when applicable. Adjusted non-compensation ratio is adjusted non-compensation expenses as a percentage of client revenues. We use adjusted non-compensation expenses and adjusted non-compensation ratio to evaluate our performance as an indicator of the efficiency of our operations between reporting periods.
The following table presents a reconciliation of non-compensation expenses to adjusted non-compensation expenses:

	Lincoln International, LP Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2025
(USD in thousands, except percentages)	December 31, 2025	December 31, 2024
Non-compensation expenses	$180,204	$135,557
Less: Acquisition-related expenses(a)	(34,633)	(6,314)
Less: Other expenses(b)	(3,881)	(5,465)
Adjusted Non-compensation expenses	$141,690	$123,778
Client revenues	$772,051	$572,061
Non-compensation ratio	23.3%	23.7%
Adjusted Non-compensation ratio	18.4%	21.6%
__________________
(a)Acquisition-related expenses primarily represent amortization of the backlog intangible acquired as part of the MarshBerry and TCG Corporate Finance acquisitions in October 2025 and 2024, respectively, and transaction costs related to these acquisitions.
(b)Other expenses represent restructuring expenses, costs of one-time employee legal matters, and expenses incurred in connection with the Company’s initial public offering and related corporate reorganization, including advisory, legal, accounting, and other professional fees.
Consolidated Results of Operations
The following is a discussion of our consolidated results of operations for the years ended December 31, 2025 and December 31, 2024. For a more detailed discussion of the factors that affected the revenues and operating expenses of our Investment Banking Advisory and Valuations and Opinions practices in these periods, please see “—Business Segments” below.
The historical financial information presented below reflects our business as a privately held partnership. As such, our LILP U.S.-based partner compensation, including semi-monthly draws, quarterly tax advances and annual performance incentives, is recorded in equity on the balance sheet. As a public company, this cost will be recorded on our income statement as compensation and related expenses. Additionally, as a privately held partnership, LILP is not subject to federal income tax. Instead, each partner is individually liable for taxes on his or her share of LILP’s income or loss. As a public company, we will be subject to U.S. federal income taxes which will be recorded on our financial statements. Please see “Unaudited Pro Forma Condensed Consolidated Financial Information” for additional information on the recording of U.S.-based partner compensation as an expense and the inclusion of U.S. federal income tax.
Substantially all of our revenue is earned by providing financial advisory services to our investment banking clients and portfolio valuations and transaction opinions to our valuations and opinions clients.

Reimbursed expenses include amounts reimbursed by our clients for costs incurred in connection with client engagements.

	Year Ended December 31,
(USD in thousands)	2025	2024	Change $	% Change
Client revenues	$772,051	$572,061	$199,990	35%
Reimbursed expenses	11,756	6,686	5,070	76%
Total revenues	$783,807	$578,747	205,060	35%
Expenses:
Compensation and related expenses	387,683	285,003	102,680	36%
Non-compensation expenses	180,204	135,557	44,647	33%
Total expenses	567,887	420,560	147,327	35%
Total operating income	215,920	158,187	57,733	36%
Other income, net of other expenses	3,934	9,296	(5,362)	(58)%
Income before income taxes	219,854	167,483	52,371	31%
Provision for income taxes	5,721	3,889	1,832	47%
Net income	$214,133	$163,594	50,539	31%
Net income attributable to noncontrolling interest	—	2,855	(2,855)	(100)%
Net income attributable to Lincoln International	$214,133	$160,739	53,394	33%
Other comprehensive income:
Foreign currency translation adjustment	5,169	(4,112)	9,281	(226)%
Comprehensive income	$219,302	$159,482	$59,820	38%
Total revenues. The year-over-year increase in total revenues of $205.1 million was primarily driven by an increase in client revenues of $200.0 million as well as an increase in reimbursed expenses of $5.1 million. The increase in our Investment Banking Advisory business segment is the result of increased investment banking advisory transactions completed of 48 from 273 in 2024 to 321 in 2025. The increase in our Valuations and Opinions segment is due to the increase in portfolio valuations of approximately 3,000 from 22,000 in 2024 to approximately 25,000 in 2025. Further detail can be found in “—Business Segments.”
Compensation and Related Expenses. The increase in compensation and related expenses was primarily due to increased compensation costs resulting from an increase in client fee revenue as well as an increase in global employee headcount during 2025.
Compensation and related expenses were $387.7 million in 2025 and $285 million in 2024. This represented approximately 50% of client revenues in 2025 and approximately 50% of client revenues in 2024. The year-over-year consistency in the ratio of compensation and related expenses relative to client revenues primarily relates to our focus on actively managing our compensation ratio. Additionally, the new managing directors that we hired in 2024 are beginning to contribute revenues to the Company.
Our fixed compensation costs, which are primarily the sum of base salaries, benefits and payroll taxes, were  $221.8 million in 2025 and $174.7 million in 2024. Our fixed compensation costs may vary from year to year based on a variety of factors such as changes to headcount, changes to the composition of headcount, prevailing market conditions that affect salary levels and other related matters. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses. These costs generally represent the amount of total compensation that is in excess of base compensation. Variable compensation costs were $165.9 million in 2025, which consisted of $149.2 million of annual performance bonuses and $16.7 million of sign-on bonuses, and $110.3 million in 2024, which consisted primarily of $95.9 million of annual performance bonuses and $14.3 million of sign-on bonuses.

Non-Compensation Expenses. Non-compensation expenses were $180.2 million in 2025 and $135.6 million in 2024. This represented 23% of client revenues in 2025 and 24% of client revenues in 2024. The year-over-year increase in non-compensation expenses of $44.6 million was primarily attributable to an increase in depreciation and amortization resulting from the amortization of backlog intangible assets from the acquisition of TCG in October 2024 and MarshBerry in October 2025, recruiting expenses associated with the lateral hiring of 31 managing directors throughout the United States. During the course of 2025, information technology expenses increased as well, as we have continued to invest in technology to support our platform, and travel and entertainment-related expenses. These expenses also include the impact of costs incurred by us in connection with client engagements that were subsequently reimbursed by our clients.
Provision for Income Taxes. The provision for income taxes was $5.7 million in 2025 compared to $3.9 million in 2024. The increase of $1.8 million was primarily due to the Company’s net increase to income before income taxes on a global basis.
Other Income and Expenses. Our other income and expense was $3.9 million in 2025 compared to $9.3 million in 2024. The decrease of $5.4 million was due primarily to a decrease in interest income earned on our investment securities as a result of decreasing interest rates.
Business Segments
Investment Banking Advisory Business Segment
Revenue trends in our Investment Banking Advisory business segment are generally correlated to the total volume and size of investment banking transactions completed. However, fluctuations from this trend have and may in the future occur in any given year for any number of reasons, including but not limited to, changes in our market share or the ability of our clients to close transactions on which we have been engaged and are owed contingent fees. These events can cause our revenues to diverge from the level of overall volume of investment banking transactions completed.
The following table summarizes the results of operations of our Investment Banking Advisory business segment:

	Year Ended December 31,
(USD in thousands)	2025	2024	Change $	Change %
Total revenues	$617,606	$442,885	$174,721	39%
Expenses:
Compensation and related expenses	324,542	239,298	85,244	36%
Non-compensation expenses	136,747	99,704	37,043	37%
Total operating expenses	461,289	339,002	122,287	36%
Segment operating income	$156,317	$103,883	$52,434	50%
Total revenues: Our increase in total revenues of $174.7 million was primarily driven by an increase of investment banking advisory transactions completed from 273 in 2024 to 321 in 2025, representing an approximate 18% increase, with a small increase in average fee per transaction from $1.6 million in 2024 to $1.9 million in 2025.
Compensation and related expenses: The increase in compensation and related expenses is primarily the result of i) revenue growth resulting in higher compensation to investment banking professionals, and (ii) an approximately 15% increase in the number of investment banking professionals from December 31, 2024 to December 31, 2025. Fixed compensation costs increased from $143.6 million in 2024 to $176.4 million in 2025, or an increase of approximately 23%. Our fixed compensation costs increased due to an increase in headcount and changes to the composition of headcount. Variable compensation costs increased from $95.7 million in 2024 to $148.2 million in 2025, or an increase of approximately 55%. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses which has increased in 2025 based on our performance and timing of new hires of senior professionals. Headcount of financial professionals in Investment

Banking Advisory increased from 687 in 2024 to 788 in 2025, an increase of approximately 15%. The increase in headcount contributes to both the amount of fixed and variable compensation incurred throughout the year.
Non-compensation expenses: Non-compensation expenses increased primarily as a result of the amortization related to the backlog assets acquired as part of the TCG and MarshBerry acquisitions (see “—Critical Accounting Estimates—Business Combinations”), recruiting expenses associated with the hiring of our new managing directors, travel and entertainment-related expenses for our professionals and increased investments in information technology and communication platforms. These expenses include the impact of costs incurred by us in connection with client engagements that were subsequently reimbursed by our clients.
Valuations and Opinions Business Segment
Revenue trends in our Valuations and Opinions business segment can be categorized into two primary components: non-transaction-based services and transaction-based services. Non-transaction-based services are recurring portfolio valuations that are required by our valuation clients for financial reporting and regulatory purposes. The transaction-based services are primarily influenced by the overall market for United States announced M&A and financing transactions in a given year. Transaction based services include fairness opinions, solvency opinions, dispute advisory, and other transaction-based opinions and advisory services.
The following table summarizes the results of the Valuations and Opinions business segment.

	Year Ended December 31,
(USD in thousands)	2025	2024	Change $	Change %
Total revenues	$166,201	$135,862	$30,339	22%
Operating Expenses:
Compensation and related expenses	63,141	45,705	17,436	38%
Non-compensation expenses	43,457	35,853	7,604	21%
Total operating expenses	106,598	81,558	25,040	31%
Segment operating income	$59,603	$54,304	$5,299	10%
Total revenues: Our increase in total revenues of $30.3 million was primarily the result of (i) our approximately 14% growth in the number of portfolio valuations from approximately 22,000 in 2024 to approximately 25,000 in 2025 and (ii) approximately 24% growth in the number of completed transaction opinions from 91 in 2024 to 113 in 2025.
Compensation and related expenses: The increase in compensation and related expenses is primarily the result of (i) revenue growth resulting in higher absolute compensation to Valuations and Opinions professionals, and (ii) an approximately 32% increase in the number of Valuations and Opinions professionals from December 31, 2024 to December 31, 2025. Fixed compensation costs rose from $31.1 million in 2024 to $44.4 million in 2025, an increase of approximately 43%. Our fixed compensation costs increased due to increases in headcount. Variable compensation costs rose from $14.6 million in 2024 to $18.8 million in 2025, an increase of approximately 29%. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses which increased based on our performance and new hires. Headcount of financial professionals in Valuations and Opinions rose from 163 in 2024 to 254 in 2025, an increase of approximately 32%. The increase in headcount contributes to both the amount of fixed and variable compensation incurred throughout the year.
Non-compensation expenses: Non-compensation expenses increased primarily as a result of higher travel and entertainment-related expenses and recruiting expenses for our professionals. These expenses include the impact of costs incurred by us in connection with client engagements that were subsequently reimbursed by our clients.
Cash and Liquidity
We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, any commitments and other liquidity requirements in the aggregate. Our cash and cash equivalents reflects the cash generated by our operating entities. Prior to this offering, such cash has been used to fund our working capital needs and strategic and capital investments. After the offering, the cash will either be retained by us or distributed to holders of our Class A common stock, Class B common stock and Class C common stock.
Our current assets have historically consisted of cash and cash equivalents, receivables related to fees earned from providing advisory and valuation services, receivables from the LILP Partners resulting from tax advances made to state and local jurisdictions on their behalf and prepaid expenses, largely related to sponsored events and annual software licenses.
Our current liabilities include accounts payable and accrued expenses, including accrued employee compensation. We pay a significant portion of annual incentive compensation to non-partner employees in December of the calendar year with respect to the current year’s performance. We also pay a significant portion of annual incentive compensation to partners in February of the next calendar year with respect to the prior year’s performance. Additionally, we have historically distributed estimated tax advance payments on our retained earnings to the LILP Partners on a quarterly basis throughout the year. As a result, our cash balances generally decline in the first quarter of each year after incentive compensation is paid to our employees and partners. Our cash balances then increase over the remainder of the year. We expect these practices and seasonal trends to continue.
We also evaluate our cash needs on a regular basis in light of current global and local economic and market conditions, and our strategic and capital investment requirements. Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to cash. We had cash and cash equivalents and restricted cash of $324.8 million at December 31, 2025 and $229 million at December 31, 2024.
Our liquidity is highly dependent upon cash receipts from clients in respect of fees for our Investment Banking Advisory services and our Valuations and Opinions services. The engagement letters for our U.S.-based Investment Banking Advisory business generally provide for our clients to pay our fees concurrent with the successful completion of a transaction and do not generally result in a receivable balance. Non-U.S. based Investment Banking Advisory fees are often received after completion of the transaction. Our Valuations and Opinions business requires clients to settle our fees upon receipt of the related portfolio valuation or fairness opinion. We regularly monitor aging associated with the collection of these receivable balances, which generally occurs within 30 days of billing. Accounts receivable for our Valuations and Opinions business was $37 million at December 31, 2025 and $31 million at December 31, 2024.
We believe that cash and cash equivalents on hand, cash flows from operations, and available borrowings under our Credit Facilities will adequately fund our ongoing working capital, investing, and financing requirements for at least the next year and thereafter.
Line of Credit
To provide for working capital and other general corporate purposes, we maintain a line of credit available for advances and letters of credit, with a pledge capacity of $50 million from Morgan Stanley Private Bank, National Association. As of December 31, 2025, we had $4.2 million in cash on deposit. Our available credit under this facility was $45.4 million as a result of the issuance of an aggregate amount of $4.6 million of letters of credit, which are required in connection with our lease agreements for some of our U.S.-based office leases. We incur a monthly fee calculated as the SOFR plus 1.1% per annum on the outstanding balances of issued letters of credit under our line of credit. The proceeds of the advances are available solely to provide financing for our working capital and investment purposes and to pay reimbursement obligations in connection with letters of credit.
Credit Facilities
On October 31, 2025, we entered into the Credit Agreement, which provides for (a) the Term Loan Credit Facility with an original aggregate principal amount of $250 million (the “Term Loan Credit Facility”), (b) the Delayed Draw Term Loan Credit Facility with original aggregate commitments of $75 million (the “Delayed Draw Term Loan Credit Facility”), and (c) the Revolving Credit Facility having original aggregate commitments of $5 million (the “Revolving Credit Facility”). Term loans drawn under the Delayed Draw Term Loan Credit Facility (if any) constitute loans outstanding under the Term Loan Credit Facility. The obligations under the Credit Agreement are secured by all or substantially all assets of LILP’s domestic subsidiaries, subject to customary and negotiated exclusions. Each Credit Facility has a term of seven years, and all amounts outstanding thereunder will be due and payable on October 31, 2032. Borrowings under the Credit Facilities bear interest, at our election, at a rate equal to either (i) term SOFR (subject to a 0.50% floor) plus a margin of 4.25% or (ii) the base rate (subject to a 1.50% floor), which is equal to the greatest of (A) the prime rate, (B) the NYFRB rate plus 0.50% and (C) one-month term SOFR plus 1.00%, plus a margin of 3.25%. Interest on SOFR loans is payable (x) based on the selected interest period if such interest period is less than three months or (y) quarterly if the selected interest period is three months or longer. Interest on base rate loans is payable quarterly. As of December 31, 2025, we had $250 million principal outstanding under the Term Loan Credit Facility and $24.9 million principal outstanding under the Delayed Draw Term Loan Credit Facility.
The Credit Agreement also includes certain prepayment mechanism for term loans subject to leverage‑based step‑downs and/or thresholds.
In addition, the Credit Agreement contains customary non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Agreement contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Agreement to be in full force and effect, and a change of control of our business. We were in compliance with all covenants under the Credit Agreement as of December 31, 2025.
Return of Excess Capital
In 2021, we made our first return of excess capital to our partners of approximately $40 million. Three years later, in 2024, we made our second return of excess capital to our partners of approximately $13.9 million, and in 2025, we made our third return of excess capital to our partners of approximately $13.8 million. These returns of capital were recorded as net cash used in financing activities in our consolidated statements of cash flows. Historically, we had previously retained all capital to fund growth opportunities and build our balance sheet, particularly cash, and to provide appropriate working capital for our growing business.
Tax Receivable Agreement
In connection with the Organizational Transactions, we will enter into a Tax Receivable Agreement with LILP and the TRA Parties, which will generally provide for the payment by Lincoln International, Inc. to the TRA Parties in an amount equal to 85% of the tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize) as a result of the Basis Adjustments and Interest Deductions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by Lincoln International, Inc. to the LILP Partners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us.
The Tax Receivable Agreement will provide that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur after the consummation of this offering, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, the TRA Parties, as applicable, would be deemed to exchange any remaining outstanding common units for Class A common stock and the TRA Parties generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Parties that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $           million based on the assumed initial public offering price of $           per share of our Class A common stock (the midpoint of the range set forth on the cover page of this prospectus). There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. In the case of such an acceleration in connection with a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration, which could have a significant impact on our ability to consummate a change of control or reduce the proceeds received by our stockholders in connection with a change of control. However, we may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity or financial condition.
The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For more information about these factors, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” However, we expect that the payments that we will be required to make to the TRA Parties (or their permitted assignees) in connection with the Tax Receivable Agreement will be substantial. Any payments made by Lincoln International, Inc. to the LILP Partners (or their permitted assignees) under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or LILP. To the extent LILP has available cash and subject to the terms of any current or future debt or other agreements, the LILP Partnership Agreement will require LILP to make cash distributions to the holders of common units in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, LILP’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which LILP is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering LILP insolvent. We generally expect LILP to fund such distributions out of available cash and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us and such interest may significantly exceed our other costs of capital. Further, except to the extent nonpayment is a result of restrictions under any current debt or other similar agreement or to the extent we do not have, and cannot take commercially reasonable action to obtain, sufficient funds to make such payments due under the Tax Receivable Agreement, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due to the LILP Partners under the Tax Receivable Agreement.
Regulatory Capital
Certain of our subsidiaries in the United States and the United Kingdom are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that those subsidiaries comply with minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and other requirements and procedures. These regulatory requirements, which differ between the United States and the United Kingdom, may restrict the flow of funds to and from affiliates. We actively monitor our regulatory capital base in conjunction with regulatory requirements. We believe that we provide each of our subsidiaries with sufficient capital and liquidity in a manner that is consistent with their business and regulatory requirements. Our required U.S. regulatory capital was $5.1 million, of which $5 million was required for Lincoln International LLC and $0.1 million was required for MarshBerry Capital, LLC, and our assigned U.K. regulatory capital was £3.2 million, of which £3.2 million was required for Lincoln International LLP and a nominal amount for IMAS Corporate Finance LLP, in each case at December 31, 2025.

Cash Flows
Our operating cash flows are primarily influenced by the timing and receipt of advisory fees from clients, which are generally collected by our Investment Banking Advisory business segment upon completion of a transaction and by our Valuations and Opinions business segment generally within 30 days of billing, and the payment of operating expenses, including payments of incentive compensation to our managing directors and employees. We pay a significant portion of annual incentive compensation to non-partner employees in December of the calendar year with respect to the current year’s performance. We also pay a significant portion of annual incentive compensation to partners in March of the next calendar year with respect to the prior year’s performance. A summary of our operating, investing and financing cash flows is as follows:

	Year Ended December 31,
(USD in thousands)	2025	2024
Cash flows from operating activities:
Net Income	$214,133	$163,594
Non-cash sources and uses	54,764	28,545
Payment of liabilities assumed in acquisition	(74,866)	—
Other operating activities	22,294	(42,800)
Net cash provided by operating activities	216,325	149,339
Cash flows from investing activities
Net cash used in investing activities	(232,432)	(13,872)
Cash flows from financing activities
Net cash used in financing activities	104,105	(171,943)
Effect of exchange rate changes on cash and equivalents	7,841	(3,757)
Net increase (decrease) in cash, cash equivalents and restricted cash	95,839	(40,233)
Cash, cash equivalents and restricted cash, beginning of year	228,988	269,221
Cash, cash equivalents and restricted cash, end of year	$324,827	$228,988
Year Ended December 31, 2025
Cash and cash equivalents and restricted cash were $324.8 million at December 31, 2025, an increase of $95.8 million from $229 million at December 31, 2024. Operating activities resulted in a net inflow of $216.3 million primarily due to net income of $214.1 million, non-cash charges of $54.8 million, and an increase in other operating activities of $22.3 million. Investing activities resulted in a net outflow of $232.4 million primarily attributable to cash paid for the MarshBerry Acquisition. Financing activities resulted in a net cash inflow of $104.1 million, primarily attributable to our debt financing structure related to the MarshBerry Acquisition.
Year Ended December 31, 2024
Cash and cash equivalents and restricted cash were $229 million at December 31, 2024. Operating activities resulted in a net cash inflow of $149.3 million primarily due to net income of $163.6 million and non-cash charges of $28.5 million, and partially offset by a decrease in other operating activities of $42.8 million. Investing activities resulted in a net outflow of $13.9 million primarily attributable to the construction of new office facilities. Financing activities resulted in a net cash outflow of $171.9 million, primarily attributable to payments made to LPs, which include semi-monthly draws, tax advances and performance bonuses, as well as approximately $13.9 million of our return of capital distribution of excess cash to partners in 2024.
Off Balance Sheet Arrangements
We do not invest in off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk or engage in any leasing activities that expose us to liabilities that are not reflected in our consolidated financial statements.

Market And Credit Risk
Given the low capital intensity of our business, we do not believe that we are subject to significant market risk (including interest rate risk, exchange rate risk, and foreign currency risk) or credit or indebtedness risk, as further described below.
Risks Related to Cash and Short-Term Investments
Our cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or fewer from the date of purchase. We invest most of our cash in bank time deposits and money market funds. Cash is maintained in U.S. and non-U.S. bank accounts for the working capital needs of our U.S. and international operations. We maintain U.S. deposits at financial institutions that at times may exceed federally insured coverage limits. Such deposits are held in non-interest bearing and interest-bearing accounts, predominantly at one institution, Bank of America, N.A., which deposit amounts exceed the Federal Deposit Insurance Corporation limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risks. We believe our cash and short-term investments are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.
Credit Risk
We regularly review our accounts receivable and allowance for doubtful accounts by considering factors such as historical experience, business life cycle, credit quality, age of client accounts receivable and recoverable out-of-pocket expense balances, and the current economic conditions that may affect a client’s ability to pay such amounts owed to us. We maintain an allowance for doubtful accounts that, in our opinion, provides for an adequate reserve to cover losses that may be incurred. The balance of allowance for credit losses was $9.8 million at December 31, 2025 and $4.8 million at December 31, 2024. See “—Critical Accounting Estimates—Accounts Receivable and Allowance for Credit Losses.”
Indebtedness Risk
Our indebtedness resulting from the MarshBerry Acquisition could limit our financial and operational flexibility and subjects us to restrictive covenants. The debt structure may limit our ability to pursue strategic opportunities, invest in our business, or respond to competitive pressures. Our debt agreements contain covenants that restrict our operations, such as limitations on incurring additional indebtedness, drawing on our line of credit, making acquisitions, and selling assets. Failure to comply with these covenants could result in an event of default, even if we are current on our principal and interest payments.
Exchange Rate Risk
We are exposed to the risk that the exchange rate of the U.S. dollar relative to our other operating currencies may have an adverse effect on the reported value of our non-U.S. dollar denominated assets and liabilities. In addition, the reported amounts of our revenues may be affected by movements in the rate of exchange primarily between each of the Euro and the Pound Sterling and the U.S. dollar, the currency in which our financial statements are denominated. We believe the majority of our business has a natural hedge against exchange rate risk because our cash inflows are largely denominated in the same currency as our cash outflows. As a result, we have not entered into any currency-related transactions to hedge our exposure to these foreign currency fluctuations through the use of derivative instruments or other methods, but we may do so in the future.
Foreign Currency Risk
We incur foreign currency transaction risk whenever we enter into a transaction using a currency other than the currency of the transacting entity. We conduct business in various jurisdictions throughout the world and are subject to market risk due to change in the value of foreign currencies in relation to our reporting currency, the U.S. dollar. The functional currencies of our foreign operating locations are generally the local currency in the country. The net impact of the fluctuation of foreign currencies in other comprehensive income in the consolidated statements of comprehensive income was a gain of $5.2 million in 2025 and a loss of $4.1 million in 2024.

Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions used are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from these estimates and assumptions. We review these estimates and assumptions on a periodic basis to ensure reasonableness. While actual results may differ from these estimates and assumptions, we believe such differences are not likely to be material.
Accounting Policies
We follow GAAP established by the Financial Accounting Standards Board (the “FASB”) to ensure consistent reporting of financial condition, results of operations, and cash flows. The following is a summary of our significant accounting policies.
Revenue Recognition
Client revenues are recognized when we satisfy our performance obligation by delivering the promised services to its clients under the terms of each engagement. Our Investment Banking Advisory fees generally consist of a non-refundable initial retainer fee and a success fee, and we may also receive milestone fees and opinion fees for select engagements.
The non-refundable initial retainer fee is initially recorded as a deferred revenue liability and is recognized over time as we fulfill our performance obligations. Our standard practice is to recognize this deferred revenue over eight months, which we have assessed as the average life of an engagement. Any non-refundable fees are recognized immediately at the time a deal is considered to be terminated or closed before the amount of the deferred revenue is fully recognized.
Milestone fees arise when a specific outcome, which is outlined in underlying client engagement letters, has been achieved in an Investment Banking Advisory engagement. We fully recognize any such milestone fee revenue when it is billed since the performance obligation has been achieved.
We recognize success fee revenue upon the satisfaction of our performance obligation, which generally occurs upon the successful closing of the transaction to which the relevant engagement relates. Revenue related to portfolio valuation fees is fully recognized when the fee is invoiced. At the time of invoicing, we have completed the valuation, which is generally the performance obligation as described in the relevant engagement letters.
Fairness opinion engagement revenues generally consist of a non-refundable initial retainer fee and a fee that is payable upon the delivery of our opinion. We have assessed the average life of a fairness opinion engagement as three weeks; therefore, our standard practice is to recognize the initial retainer fee as revenue when it is invoiced. The opinion fee revenue is recognized upon completion and delivery of the opinion. At this time, our performance obligation in respect of these engagements is fulfilled, and the client obtains control of the promised service.
Client revenues are presented gross of related client reimbursed expenses. Expenses related to investment banking advisory transactions are recognized as expenses on the statement of income as incurred. Revenue related to the reimbursement of these expenses is reported separately as reimbursed expenses on the statement of income when we are contractually entitled to reimbursement. While the majority of our revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied.
The revenue recognition process requires management to make significant judgments and estimates regarding various aspects of the revenue transaction. We apply significant judgments in the key areas related to revenue recognition.
We evaluate our client contracts to determine whether goods or services promised in the contract are distinct and should be treated as separate performance obligations. This evaluation involves assessing whether the client can benefit from the goods or services either on their own or together with other readily available resources and whether the performance obligations are separately identifiable in the context of the contract.
The transaction price is determined based the performance obligation as noted in the contract. The transaction price is allocated to each performance obligation based on the relative price of the goods or services. Determining standalone prices often requires judgment when observable prices are not available.
We recognize revenue when the performance obligation as stated in the engagement letter has been completed. In the case of non-refundable retainer fees, the performance obligations are satisfied over time, so we estimate progress toward completion based on the average life of a transaction. These estimates involve judgment and are reassessed periodically.
The judgments and estimates described above may have a material impact on the timing and amount of revenue recognized. Differences between estimated and actual outcomes may result in adjustments to revenue in future periods. Management continually reviews and updates these judgments and estimates based on historical experience and changes in market or contractual conditions.
Accounts Receivable and Allowance for Credit Losses
The consolidated balance sheets present accounts receivable balances net of allowance for credit losses based on our assessment of the collectability of client receivables. Accounts receivable primarily represents contract assets due from investment banking and advisory and valuations and opinions services and includes both billed and unbilled amounts. We maintain an allowance for credit losses that, in our opinion, provides for sufficient reserves to cover our current expectation of future losses as of the reporting date. We determine the appropriate allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and the current economic conditions that may affect a client’s ability to pay such amounts when due to us, Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The balance of allowance for credit losses increased to $9.8 million at December 31, 2025 from $4.8 million at December 31, 2024 due to an isolated client fee collectability issue related to a client experiencing financial difficulties.
As of December 31, 2025 and December 31, 2024, the asset and liability balances related to contracts with clients were as follows:

(USD in thousands)	December 31, 2025	December 31, 2024
Client accounts receivable, net of allowance	160,225	114,352
Deferred revenue	2,737	1,085
Income Taxes
We are currently organized as a limited partnership under the Internal Revenue Code. We are not subject to federal income tax but are subject to certain state and local taxes. Each LILP partner is individually liable for taxes on his or her share of our taxable income. Certain foreign subsidiaries and affiliates are subject to income taxes in their jurisdictions. For a discussion of our structure after this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”
We file tax returns in all jurisdictions when required, including federal, state, local and international filings.
Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the assets and liabilities of the applicable subsidiaries or affiliates, which are expected to reverse at some future date. The provision for income taxes generally equals income taxes currently payable for the year and the net change in the deferred asset/liability balance.

We record a valuation allowance to reduce a deferred tax asset when it is not more likely than not that such amount will be realized. Deferred taxes have been provided for applicable subsidiaries and affiliates and are reported in the consolidated balance sheet.
We have adopted the guidance issued by the FASB on accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, and disclosure.
FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions deemed to meet the more- likely-than-not threshold are recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2025.
Goodwill
Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. We review goodwill for impairment annually or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a goodwill impairment test to assess if the carrying value of goodwill exceeds its fair value, in which case an impairment loss is recognized. A discounted cash flow model is used to determine the fair value of our reporting units for purposes of testing for impairment. We perform our annual impairment tests on December 31 of each year. Impairment for the year ended December 31, 2025 was             . There was no impairment for the year ended December 31, 2024.
As part of the acquisitions of MarshBerry, Spurrier Capital Partners, and TCG Corporate Finance, we allocated each purchase price to the fair value of identifiable assets acquired and liabilities assumed. The residual amount was recognized as goodwill. Judgment on our part was required to identify and estimate the fair value of the acquired assets, including intangible assets such as the acquired backlog and then determine the fair value of liabilities assumed, including contingent liabilities and deferred revenue.
We evaluate goodwill for impairment outside of the annual testing cycle if events or changes in circumstances (“triggering events”) indicate that the carrying value of a reporting unit may not be recoverable. Triggering events may include a significant adverse change in market conditions or the regulatory environment, a significant decline in our internal deal backlog, deterioration in the financial performance of a reporting unit and the identification of triggering events and the timing of impairment testing require consideration of both qualitative and quantitative factors.
Goodwill is tested for impairment at the level of a reporting unit, which is typically an operating segment or a component of an operating segment. Significant judgment is required in assessing goodwill, including our reporting units, estimating fair value of the reporting unit and comparing to our carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment is recognized for the amount by which the carrying value exceeds the fair value, but not exceeding the total amount of goodwill allocated to the reporting unit.
The determination of goodwill value involves significant judgment. Changes in key assumptions or market conditions could result in material impairments. To date, we have not recorded any impairment charges.
Leases
We are a lessee in several operating leases for office space and minor office equipment with non-cancellable terms in excess of one year. We determine if a contract contains a lease at the contract’s inception and when the terms of an existing contract change. These leases can contain renewal options or early termination periods ranging from one to five years. Because we are not reasonably certain to exercise the renewal options or termination options, the renewal or termination periods are disregarded when determining the lease term and the costs associated with the renewal or termination options are excluded from lease payments.
We determine if an arrangement is a lease at inception in accordance with ASC 842, Leases. We recognize a lease liability and a right-of-use (ROU) asset for all leases with a term greater than twelve months. The lease liability is initially and subsequently measured at the present value of future lease payments, and the ROU asset is measured based on the lease liability, adjusted for any lease incentives received and initial direct costs incurred. We use our incremental borrowing rate as the discount rate because the implicit rates of our leases are not readily determinable. The incremental borrowing rate is the rate of interest we would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease expense is recognized on a straight-line basis over the lease term.
In accounting for our leases under ASC 842, we make significant judgments and estimates in particular, in assessing the lease term, incremental borrowing rate (IBR) and impact of lease renewals and modifications.
For contracts that include renewal or termination options, we evaluate whether it is reasonable for us to exercise or not exercise these options. This assessment requires significant judgment and considers factors such as economic and strategic incentives to exercise renewal options, including the importance of the leased asset to our operations, costs associated with relocating operations to alternative office locations and our historical practice and the availability of similar leased office space within the local market. As a result, the lease term generally reflects only the non-cancelable period of the lease. We do not include periods covered by options to extend or terminate the lease if we are not reasonably certain to exercise those options.
We use our incremental borrowing rate to calculate the present value of lease payments when the implicit rate in the lease is not readily determinable. The incremental borrowing rate is the interest rate that we have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.
Determining the IBR requires judgment and involves considering a proxy for our borrowing rate if one is not available, the lease term and payment structure and market conditions at the lease commencement date, including prevailing interest rates
For leases that are modified or reassessed due to changes in the lease term, we measure the lease liability using the updated IBR at the time of modification. Additionally, any changes to the ROU asset are recorded based on the remeasurement of the lease liability.
The judgments and estimates involved in determining the lease term and incremental borrowing rate could have a significant impact on the valuation of lease liabilities, ROU assets, and related expense recognition in the Company’s financial statements. Changes in assumptions regarding the likelihood of renewals, modifications, or adjustments to the incremental borrowing rate may also result in material differences in amounts reported.
Commitments and Contingencies
We maintain a line of credit agreement, available for advances and letters of credit, with Morgan Stanley with a pledge capacity of $50 million and a borrowing capacity of $50 million. To date, we have pledged $4.2 million in cash and cash equivalents. Any amount outstanding under the agreement bears interest at a floating rate of interest equal to SOFR plus 1.1% per annum.
We have security deposit requirements on office leases in the amount of $4.6 million, for which we maintain letters of credit with various banks. In connection with such letters of credit, Morgan Stanley places restrictions on our cash resources in the amounts drawn.
The amounts drawn on the line of credit were $0 as of December 31, 2025 and $0 as of December 31, 2024.

We also entered into the Credit Agreement to fund the MarshBerry Acquisition. Under the Credit Agreement, we have aggregate commitments of $75 million under the Delayed Draw Term Loan Credit Facility and $5 million under the Revolving Credit Facility available for drawing, in each case, subject to certain customary conditions and limitations. Amounts repaid or prepaid under the Delayed Draw Term Loan Facility may not be reborrowed. Amounts prepaid under the Revolving Credit Facility may be reborrowed. As of December 31, 2025, we had $24.9 million drawn under the Delayed Draw Term Loan Credit Facility and $0 loans outstanding under the Revolving Credit Facility.
Borrowings under the Delayed Draw Term Loan Facility and the Revolving Credit Facility bear interest, at our election, at a rate equal to either (i) term SOFR (subject to a 0.50% floor) plus a margin of 4.25% or (ii) the base rate (subject to a 1.50% floor), which is equal to the greatest of (A) the prime rate, (B) the NYFRB rate plus 0.50% and (C) one-month term SOFR plus 1.00%, plus a margin of 3.25%. Interest on SOFR loans is payable (x) based on the selected interest period if such interest period is less than three months or (y) quarterly if the selected interest period is three months or longer. Interest on base rate loans is payable quarterly.
In the normal course of business, we are subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. We also enter into contracts that contain a variety of representations and warranties and provide indemnifications for breaches of such representations and warranties under certain circumstances. Our maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred.
Partner and Employee Compensation and Benefit Plans
Certain partners and employees’ compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to such partners and employees may be subject to forfeiture if, among other things, the employee’s employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, including continued employment, is fully paid to partners and employees within two years after the date of the award. We may also award cash bonuses to new partners and employees as incentives to join our company. These bonuses are paid in accordance with service or individual employment agreements. They may be paid over multiple years, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. The amount of annual performance bonus payable was $134.6 million at December 31, 2025 and $82.3 million at December 31, 2024.
We maintain a qualified profit sharing and 401(k) plan for the benefit of most full-time U.S. employees who have attained age 18. Effective January 1, 2017, we make a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS) each year. We also make a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six-year period. Employer discretionary profit-sharing contributions were $3.8 million in 2025 and $3.1 million in 2024.
The collective amounts of annual bonus payable and profit-sharing contributions were $138.4 million in 2025 and $85.4 million in 2024 and are reported as compensation payable.
Through our office in the United Kingdom, we also operate a defined contribution pension plan. The assets of the plan are held separately from those of the rest of the Company in an independently administered fund. The pension cost charge represents contributions payable by us to the fund. There were no contributions payable to the plan at the balance sheet date.
Business Combinations
Accounting for business combinations requires management to make significant estimates and assumptions. Critical estimates include valuing of certain intangible assets include, but are not limited to, future expected cash flows, expected asset lives, geographic risk premiums, discount rates, and more. The amounts and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

The purchase price includes the consideration transferred by us, which may consist of cash, equity ownership, contingent consideration, or other forms of payment. For contingent consideration, we estimate the fair value using probability-weighted scenarios and discounted cash flow models, which require assumptions about the likelihood of achieving performance targets and the timing of payments.
We identify all tangible and intangible assets acquired and liabilities assumed as part of the transaction. Judgment is required to assess whether certain assets or liabilities meet the criteria for recognition under GAAP, value any leases acquired to in accordance with ASC 842, to determine whether certain assets, such as our acquired backlog or customer relationships, qualify as identifiable intangible assets and evaluate contingent liabilities and uncertain tax positions for recognition and measurement.
Once the fair values of the identifiable assets and liabilities are determined, the purchase price is allocated accordingly. Any residual amount is recorded as goodwill. Judgment is required to allocate fair value to individual assets when they are part of broader asset groups, determine whether any portion of the purchase price should be allocated to non-controlling interests, assess whether any portion of the purchase price represents a bargain purchase gain, which would be recognized in earnings.
Goodwill is calculated as the excess of the purchase price over the fair value of the identifiable net assets. The determination of goodwill requires accurate estimation of the fair value of all assets and liabilities and consideration of synergies, strategic benefits, and market conditions that contributed to the purchase price exceeding the fair value of net assets.
We expense acquisition-related costs, such as legal, accounting, and advisory fees, as incurred. Judgment is required to distinguish acquisition-related costs from costs associated with post-acquisition integration or restructuring activities.
The judgments and estimates involved in accounting for business combinations can be subjective and may result in material adjustments to our financial statements in future periods. Changes in assumptions, valuation methodologies, or market conditions could affect the fair value of acquired assets and liabilities, the amount of goodwill recognized, and the overall financial impact of the business combination.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU No. 2024-03, “Disaggregation of Income Statement Expenses” (“ASU 2024-03”). ASU 2024-03 improves public entity disclosures by requiring the disaggregation of certain expense categories in the notes to the financial statements for qualifying entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon initial evaluation, we do not expect the adoption of ASU 2024-03 to have a material impact on our consolidated financial statements.

BUSINESS
Company Overview
We are a global independent investment banking advisory firm focused on the private capital markets. As a leader in advising private equity and private credit investors, private company business owners and other senior executives, our globally integrated platform allows us to deliver comprehensive, sector-focused advisory services to clients across key areas of the economy.
Our experienced professionals provide meaningful and differentiated private capital markets expertise across our two segments, Investment Banking Advisory and Valuations and Opinions:

Investment Banking Advisory				Valuations and Opinions
Mergers & Acquisitions	Capital Advisory	Private Funds Advisory	Other Services
•Sell-Sides •Buy-Sides •Add-ons	•Debt Advisory •Special Situations & Restructuring •Growth Capital & Minority Equity	•Continuation Vehicles •Single Asset and Co-Investment Vehicles •Primary Funds	•Strategic Consulting •Executive Peer Networks •Agency Member Network	•Portfolio Valuations •Transaction Opinions & Board Advisory •Disputes Advisory
Since our founding in 1996, we have experienced significant growth achieved through investments in our talent, our platform, the complementary capabilities we offer—including our growing, recurring, and non-cyclical valuations business—and the strategic positioning of the firm. As a result, we have built a platform to support clients in attracting capital and investing with purpose, driving value and realizing returns. As of December 31, 2025, approximately 1,400 professionals, including 161 managing directors, serve our clients and operate our business from more than 30 offices across 14 countries throughout the Americas, Europe, Middle East and Asia. Mergermarket has ranked us the #2 sell-side advisor for private equity transactions globally over the three years ending December 31, 2025.
Our success is rooted in a thoughtfully designed, institutionalized, and proactively managed entrepreneurial culture, fostering collaboration and engagement while strengthening our ability to attract, develop, and retain exceptional talent at all levels of the organization. We believe this culture is distinctive within our industry and is reinforced by a proven executive leadership team with strong continuity, as well as experienced senior professionals who lead our industry, product, and administrative groups. Reflecting this continuity, our leadership team has been with Lincoln for an average of approximately 20 years, and our managing directors have averaged more than eight years with the firm. We continue to build our next generation of leaders through a deliberate focus on high-performing talent and internal promotion, as demonstrated by the fact that approximately 43% of U.S. managing directors were promoted from within—one-third of whom joined Lincoln as junior professionals.
Over time, we have intentionally diversified our business across service offerings and created depth of expertise and client relationships within industry sectors, including Business Services, Consumer, Healthcare, Industrials, Technology, and, through our acquisition of MarshBerry that we closed on October 31, 2025, Financial Services. MarshBerry is a global leader in investment banking advisory services, serving the insurance brokerage and wealth and retirement sectors through all stages of growth. MarshBerry has been recognized by S&P Global Market Intelligence as the #1 M&A sell-side advisor in insurance brokerage in each year since 2022. We believe this strategic acquisition solidifies our position as the leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.

The Evolution of Lincoln International
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Note: (1) 2025 represents pro forma client revenue. (2) 2008 and 2015 product group diversity only reflect U.S. operations. (3) Financial Services and Energy included within Business Services except for Financial Services is called out separately in 2025 pro forma with MarshBerry. (4) Excludes MarshBerry offices in locations where Lincoln has an established office. (5) “M&A” incorporates MarshBerry’s M&A-related client revenue, while “Other” incorporates FirstChoice, Connect and consulting client revenue.
We continue to invest to drive growth. As a catalyst for growth, we accelerated our lateral managing director hiring in recent years, leading to the onboarding of 31 new managing directors since the beginning of 2024 who either introduce—or strengthen—certain sector, product, or geographic expertise. This senior talent hiring success is a testament to the strength of our brand and culture. Lincoln has become a destination for talent as we have evolved. We have also invested in our technology infrastructure, including designing a customer relationship management system that also functions as an enterprise resource planning system, by building a proprietary artificial intelligence, or AI, tool that aggregates institutional, market and client intelligence to drive efficiency and optimize knowledge sharing, and by improving the delivery of portfolio valuations through automation.
Our relentless focus on client success and continued investments in our people and platform have produced substantial growth in revenue and profits. Our client revenues have increased from $191.9 million in 2015 to $843 million on a pro forma basis in 2025, a 16% annualized growth rate. Our business has also become more diverse with the non-M&A revenue contribution growing from 21% in 2015 to 32% in 2025. For the year ended December 31, 2025, after giving effect to the MarshBerry Acquisition and the Organizational Transactions, we had pro forma earnings before income taxes of $          million and $              million on an adjusted basis. See the section titled “—Summary Consolidated Financial and Other Data” for information regarding our use of adjusted EBIT, which is considered a non-GAAP measure, and a reconciliation from income before income taxes.
Our Services
Our services are delivered with “Real Connection and True Perspective,” the essence of our brand, which underpins partnership-oriented advisory relationships with our clients. Our proactively managed culture promotes knowledge sharing and, when combined with our deep relationships across the private capital markets, enables us to deliver differentiated insights. Our core segments—Investment Banking Advisory (comprised of M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services) and Valuations and Opinions (comprised of Portfolio Valuations, Transaction Opinions and Board Advisory, and Disputes Advisory)—provide revenue diversification, multiple avenues for growth across market cycles, and complementary services that support our clients’ evolving needs. Our international reach enables clients to access the optimal acquirers, investors and capital pools in nearly every major market in the world.

Private Capital Markets Continuum of Services
We strive to support our clients throughout the full private equity and debt lifecycle, delivering value at each stage through the combination of expertise and insights across our service offerings.
The global private equity community is a focal point of our client service model. Our Financial Sponsors Coverage group, together with our industry and practice professionals, form a collaborative team, delivering timely, tailored services to meet client needs. This coverage strategy complements our ongoing engagement with other market-leading companies, both private and public, across sectors, enabling us to optimally serve our wide-ranging client base. Within our highly customized database and software system platform, we maintain a proprietary target list. We actively cover more than 1,000 private equity firms that collectively have more than 18,500 portfolio companies, and we have identified and strategically target approximately 3,300 as potential advisory opportunities in the next five years in addition to our coverage of approximately 1,150 global corporations. We have also invested in enhancing our coverage of private companies with a dedicated group of professionals focused on identifying and engaging with private, founder-owned companies within our core sectors and sub-sectors. We believe the combination of these efforts with MarshBerry’s existing depth and breadth of relationships with private companies provides us with an even deeper pool of potential clients. MarshBerry uniquely targets its predominantly private company client base through an advisory-led model and evolves with its clients to the point of exit, creating a unique ecosystem that attracts and retains clients throughout their phases of growth. We believe that our comprehensive coverage strategy enables us to develop differentiated relationships that support the strength of our platform; excluding MarshBerry, 57% of advisory transactions closed during 2025 were with repeat clients.
Further, our Valuations and Opinions practice is a recognized market leader, valuing approximately 32% of all U.S. private equity-backed companies in 2025 through our private equity and private credit portfolio valuation engagements. Moreover, 50% of fairness opinion transactions in 2025 were continuation vehicles or secondary transactions. In addition to supporting our growth and revenue diversification, the Valuations and Opinions practice provides us with unique access to information and enhances our ability to deliver differentiated insights to clients.

Selected Transactions Across Industries and Practices
Our services are organized in the following groups:
•Mergers & Acquisitions Advisory: Our M&A Advisory practice services are delivered by a team of industry-focused professionals who have spent their careers developing deep professional connections and providing knowledgeable market perspectives and sector expertise to our clients. Our business is balanced across six core industries—Business Services, Consumer, Financial Services, Healthcare, Industrials, and Technology—and we continue to expand into new sectors within each industry. We have successfully added high-quality senior talent through lateral hiring and by purposefully developing talent internally in sectors we believe are likely to experience significant M&A growth.
Our focus is on private market transactions between $250 million and $2 billion in deal value, which we believe represents a large, sustainable, and growing segment of the market for investment banking advisory services. However, as we continue to grow with our clients and deepen our expertise, we expect that the number of transactions we advise on that are greater than this threshold will continue to expand, particularly where we have strong sub-sector expertise. As demonstrated below, our M&A Advisory practice is largely oriented towards sell-side advisory and we most frequently represent private equity firms as they seek return on their portfolio companies, typically selling to corporate or private equity acquirers. Excluding MarshBerry, cross-continental transactions represented approximately 25% of our M&A Advisory activity in 2025, reinforcing the importance of our international footprint and connectivity with acquirers and investors around the world.
Composition of our 2025 M&A Advisory Transactions by Transaction Count

•Capital Advisory: Our Capital Advisory practice delivers advisory services spanning the entire capital structure from healthy to distressed situations, with services ranging from arranging debt financing to raising minority growth equity to advising on special situations and restructuring. Our bankers have decades of experience providing bespoke services for stakeholders in a variety of complex situations and markets including storied M&A, capital structure assessment, bridge and rescue financing and other liquidity solutions. Approximately one-third of our Capital Advisory bankers have experience in distressed and restructuring situations, bolstered by the recent hiring of senior professionals with this expertise. As an independent, advisory-only firm, client outcomes—not capital deployment—drive our recommendations, allowing us to build a differentiated sense of trust with our clients in any market cycle.
Our services include:
◦Debt Advisory: Acquisition financing, dividend recapitalization financing, refinancing, and structured capital.
◦Special Situations and Restructuring: Liability management, financial restructuring, distressed M&A, and creditor advisory.
◦Growth/Minority Equity: Sourcing and structuring of growth capital and minority equity investments.
This cross-functional team stretches across geographies and leverages our platform to achieve the best possible outcome for our global client base.
•Private Funds Advisory: Established at the beginning of 2022, our Private Funds Advisory practice works with financial sponsors to design comprehensive capital solutions that align with their strategic growth objectives. Whether seeking capital for direct new investments, executing GP-led secondary transactions and continuation vehicles to extend hold periods, or raising new funds, our team has access to and knowledge of capital providers (e.g., limited partners) to assist sponsor clients with a tailored private capital fundraising solution aligned with their investment strategies. Since the beginning of 2024, we have tripled the number of managing directors in this group including the addition of senior professionals with significant experience in GP-led secondaries and continuation vehicles. We continue to sharpen our focus and deepen our expertise in this area as global secondaries volumes reached nearly $200 billion in 2025 (up from approximately $40 billion in 2015). Our Private Funds Advisory practice has grown rapidly by both closed assignments and headcount in the short period of time since its creation.
Our services include:
◦Structured / Continuation Vehicles: Enable financial sponsors to maintain ownership of their highest quality portfolio companies; opportunities often exist for both single-asset and diversified multi-asset portfolios allowing financial sponsors to hold assets beyond the typical fund lifecycle.
◦Single Asset Vehicles: Provide timely execution for new independent financial sponsors seeking to make multiple investments ahead of raising a blind fund pool.
◦Primary Funds: Develop a thoughtful approach to deliver not only capital but also “speed to market” and brand enhancement strategies to clients. We facilitate a tactical and relationship-based approach to raising capital rather than following the traditional, high volume, low completion rate, “numbers game.”
◦Co-investment Vehicles: Arrange co-investment capital for financial sponsors seeking to complete out-sized investments beyond fund-level capacity.
•Valuations and Opinions: Our Valuations and Opinions practice has established us as a thought leader that routinely provides independent, timely valuations and advisory services for many of the world’s leading alternative asset managers. These alternative asset managers include private equity firms, private credit firms, mutual funds, insurance companies, banks, infrastructure firms, hedge funds, and institutional investors. In addition to servicing these institutions, we also provide leading financial advice to general partners, boards of directors, special committees, investors, trustees, and other corporate decision-makers at both public and private companies.
Our Valuations and Opinions practice is primarily organized into two sub-groups—(1) Portfolio Valuation and (2) Transaction Opinions and Board Advisory. Our global Portfolio Valuation practice operates on a recurring-revenue model, performing valuations of illiquid securities on behalf of our clients for financial and tax reporting purposes, with frequency of valuations varying from daily to annual. Our global Transaction Opinions and Board Advisory team provides transaction and fairness opinions for mergers, acquisitions, continuation vehicles, and various other transactions as well as solvency opinions for corporate spin-offs, dividend recapitalizations, alongside a range of financial opinions tailored to other types of transactions. In addition to these two sub-groups, in 2025, the Valuations and Opinions group launched a dedicated dispute advisory services business. Leveraging our core competencies in M&A and valuations, our disputes team specializes in advising either sellers or buyers on the resolution of post-closing purchase price adjustments (e.g., working capital and earnouts). The Valuations and Opinions practice has significant market share—valuing approximately 32% of all U.S. private equity-backed companies in 2025.
Our services include:
◦Portfolio Valuations: Delivering independent valuations to alternative asset managers for illiquid investments
◦Transaction Opinions and Board Advisory: Providing independent fairness opinions, solvency opinions, and other transaction opinions to boards of directors, special committees, fiduciaries, and general partners of investment funds
◦Disputes Advisory: Advising clients on the resolution of post-close purchase price adjustments and serving as experts in accounting, valuation or other mergers and acquisitions-related matters
As we scale and perform additional valuations, we gather data and glean insights increasing the richness of our proprietary databases. Notable outputs from these databases are the Lincoln Private Market Index and the Lincoln Senior Debt Index. We believe the U.S. Lincoln Private Market Index is the largest and one of the most relied upon indices that tracks changes in the enterprise value of U.S. privately held companies, which makes us uniquely positioned to provide superior client advice. These indices have recently been published in The Wall Street Journal, Bloomberg, S&P Global, StreetInsider.com, and Private Equity International. The outputs from our proprietary databases are also highly marketable across our M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services by providing our clients with truly differentiated perspectives based on aggregated data across industries, geographies, and company size.
•Other Services: In addition to its core Investment Banking Advisory services, MarshBerry offers services that we believe provide an early entry point into our ecosystem of offerings, enabling our team to learn a client’s business and add value throughout its lifecycle. These services include strategic consulting, an executive peer exchange called Connect, which fosters connection and mentorship among leaders within the insurance and wealth sectors, and an agency member network, FirstChoice, which provides members direct insurance carrier access, strategic business planning, advanced technology services, and a comprehensive education platform. We believe these offerings enable us to build relationships with smaller, privately held insurance agencies and wealth management practices, and evolve with them to the point of eventual exit.

Our Market Opportunity
We believe an attractive market opportunity exists for an independent investment banking advisory firm focused on the private capital markets, and that we are uniquely positioned to benefit from compelling trends underlying the broader industry.
•Growth in the Global Private Capital Markets: Since 2000, the number of private companies in the United States backed by private equity firms has grown from approximately 2,000 to approximately 13,600, with private market assets under management expected to grow from $19 trillion in 2024 to $32 trillion in 2030, while the number of U.S. public companies has declined from approximately 7,000 to approximately 4,200 over the same period. Global funds raised but not yet deployed by private equity firms remain abundant at more than $2.6 trillion globally as of December 31, 2025, providing sponsors with capital to support new platforms. We believe these dynamics—abundant investable capital, evolving exit pathways, and heightened liquidity needs—position us to capitalize on strong demand for advisory services in the private capital markets.
Global Private Equity Undeployed Funds ($T)
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Source: S&P Global Market Intelligence
•Growing and Resilient Private Market M&A Transaction Activity: M&A activity in the private capital markets benefits from higher and more stable transaction activity than public, large-cap M&A. Private transactions up to $2 billion in deal value averaged approximately 25.2x the annual number of large-cap market transactions over the past ten years according to Dealogic. Additionally, transactions below $2 billion in deal value experienced significantly more stability in annual transaction count relative to the market from 2015 to 2025, with volatility of 19% over the period relative to 37% for transactions over $2 billion. We believe this long-term stability supports our business model.

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Source: Dealogic
•Increasing M&A Fee Pool for Private Equity: We believe the expansion of private capital has contributed to a structurally larger and more durable M&A fee pool, particularly for sponsor-led transactions. Global M&A advisory revenues have grown from approximately $12 billion in 2000 to $27.6 billion for the twelve months ended December 31, 2025, while independent advisors have meaningfully increased market share from approximately 17% to approximately 37% over the same period. The proliferation of private equity-backed companies, coupled with abundant investable capital, extended hold periods, and evolving exit and liquidity pathways, is driving sustained demand for platform formation, add-on acquisitions, recapitalizations, and exits. Additionally, an increase in the MOIC serves as an indicator of more deals coming to market. We believe these dynamics will continue to support strong M&A activity and advisory demand, positioning Lincoln to capture an increasing share of sponsor-driven fee opportunities.
•Expansion of Retail Investor Participation in the Private Capital Markets: Asset managers are increasingly capitalizing on growing retail investor demand for access to private market investments, driven by the search for higher returns, diversification, and income amid public market volatility. This has led to the expansion of retail-accessible private market products, including interval funds, tender offer funds, BDCs, and other semi-liquid vehicles across private equity, private credit, and real assets. Reflecting this shift, a 2025 global private markets survey found that 56% of institutional investors expect at least half of private market capital flows to come through semi-liquid, retail-oriented vehicles within the next one to two years. We believe these trends will continue to support demand for our capital advisory and valuation services as sponsors evaluate retail and wealth-channel fundraising strategies and navigate increasing product, liquidity, and governance complexity.
•Increasing Demand for Independent Advice: The demand for unbiased, specialized expertise has supported the ability of independent advisors to capture increasing share of growing M&A fees. Clients are increasingly scrutinizing any potential conflicts of interest at large financial institutions that operate investment banking businesses alongside sales and trading, underwriting, and lending businesses. We believe these large investment banks often face greater regulatory constraints and the relative size and complexity of their organizations can render them less able than independent firms to move nimbly and deliver customized service without any actual or perceived conflicts of interest. We believe that commercial banks view investment banking as a secondary offering to supplement lending activities in specific sub-sectors. In contrast, independent firms have been able to specialize in providing advisory and broader financial services and offer a differentiated level of industry knowledge, quality of service, and the flexibility to rapidly adapt to client needs. In addition to gaining market share from full-service investment banking firms, we believe that the leading independent firms will grow market position relative to smaller, specialized “boutique” advisors.
•Increase in Private Debt Issuance: Companies have capitalized on robust investor demand for higher yielding assets by issuing large volumes of debt, including leveraged loans, structured debt capital, and other similar products. Loan volumes have been particularly high across a broad range of non-bank private capital providers ranging from private credit funds, BDCs, insurance companies, mezzanine funds, and other institutional investors. The demand for credit assets has supported significant growth in global private credit assets under management. After growing at approximately 13-16% per year over the last decade, global private credit assets under management reached approximately $2.3 trillion in 2025 and is forecasted to grow to $4.5 trillion by 2030 according to a report by Preqin. North America direct lending, the most popular strategy, comprises nearly 30% of the global private credit market. We believe that these market trends will continue to support demand for our capital advisory services, particularly as companies seek to evaluate the full range of financing alternatives in the private capital markets. The expansion of the private debt markets is expected to increase demand for valuations and opinions services in all market environments, and particularly during periods of uncertainty, which we believe demonstrates the ability of our business to capitalize on different phases of the business cycle.
•Increasingly Competitive Fundraising Markets: We believe that the extension of private investment holding periods, coupled with elevated levels of undeployed funds, has limited institutional investors’ ability to deploy new capital, contributing to a “tightening” of fundraising markets. As a result, we believe fund limited partners have become increasingly selective in allocating funds to investment opportunities, which has catalyzed an increasing demand for advisory services by asset managers to support private capital fundraising efforts. This trend has supported the growth of our Private Funds Advisory practice, as fund general partners have increasingly sought advisory services to support the achievement of fundraising goals.
•Growing Need for Third-Party Valuation Services: Alternative asset managers are typically required to complete valuations that align with their financial reporting requirements to investors, as well as when subscriptions or redemptions occur within a fund vehicle, to satisfy compliance standards and regulatory reporting obligations. Coupled with the need to maintain high governance standards, alternative asset managers often engage third-party valuation firms to consult on internally prepared valuations or to provide independent ranges of values. We believe that as both alternative asset managers and the capital held within private capital markets continue to grow—including growth of such investments within the retail channel—the importance, use and frequency of third-party portfolio valuations will only increase. During the quarter ending December 31, 2025, we performed approximately 7,100 portfolio company valuations and approximately 1,800 investment valuations through our newly launched asset-backed finance practice. In all of 2025, we performed more than 25,000 portfolio company valuations. While the most common valuation cadence is quarterly, more than 30% of the portfolio company valuations we performed in 2025 were conducted more frequently (i.e., daily, weekly, or monthly).
Our Key Competitive Strengths
We believe that our business is differentiated from our competitors based on several factors, which include:
•Proactively Managed Culture Drives Exceptional Human Capital: Since our inception, we have cultivated a collaborative and entrepreneurial culture that enables us to attract, retain, and engage exceptional people. We anchored our strategy in a clearly defined purpose, vision, and mission, supported by the five core values that define our culture and enable its execution.
We define our culture at a granular level and actively measure it using data-driven tools, including an annual, third-party administered culture and engagement survey and regular focus groups. We take deliberate action based on this feedback to ensure we are upholding our values and addressing issues directly. We believe our high levels of employee engagement validate the widespread adoption of our values, and our compensation structure is designed to reinforce and incentivize dedication to promoting our culture.

Our unique culture supports strong retention and effective recruiting, both on university campuses and laterally within the industry. We invest significant resources in developing our talent, creating clear pathways for professional advancement, and fostering long-term retention by enabling employees at all levels to have a meaningful impact on the firm’s growth and success. This is reflected in approximately 80% employee retention since 2020, an approximately 80% junior banker direct promotion acceptance rate since 2015, and an average managing director tenure of more than eight years. At the same time, we have established ourselves as a destination for top talent. At the end of 2023, we made a deliberate strategic decision to accelerate the hiring of high-quality senior professionals based on our experience that the strongest talent is most willing to change platforms during periods of market uncertainty. This strategy has proven to be highly effective, as evidenced by the successful onboarding of 31 managing directors laterally from January 1, 2024 to January 1, 2026. Our focus on attracting and retaining top talent fosters a collaborative culture rather than a “star banker” model. No individual managing director accounted for more than 2% of 2025 revenue and no managing director was in the top five revenue producers in each of the past three years ending December 31, 2025.
•Advisor of Choice for Large, Loyal and Repeat Client Base: We have long-standing relationships with many of the world’s most active and respected private equity firms, and are ranked as the #2 sell-side advisor globally for private equity transactions over the three years ending December 31, 2025 according to Mergermarket. Private equity clients are among the most sophisticated and frequent users of investment banking services and deep relationships with this community are critical to driving repeat business and market visibility in a private market M&A advisory business. Beyond sell-side advisory, we have purpose-built our service offerings to support the full continuum of private equity and private debt needs, from attracting capital, to investing with purpose, to creating value and ultimately realizing returns.
Led by our Financial Sponsors group, we actively cover more than 1,000 private equity firms worldwide with more than 18,500 portfolio companies, of which we have identified approximately 3,300 as targets for potential advisory engagements in the next five years. We strategically identify potential targets through an evaluation of size, industry, and investor relationships, and prioritize opportunities where we believe we can achieve optimal outcomes for our clients. For each of the approximately 3,300 targets, we maintain an institutionalized strategic business planning approach captured within our CRM system enabling us to develop an authentic relationship with the decision makers while delivering value to the portfolio company during the private equity group’s hold period. Our track record of driving successful outcomes for private equity firms across numerous transactions and services has resulted in deeply embedded relationships. We believe these relationships are further supported by how we are often a top source of new investment opportunities for these firms. Excluding MarshBerry, approximately 57% of our advisory transactions closed in 2025 were with repeat clients, which we believe demonstrates the quality of our advisory services and client coverage efforts. Many of our repeat clients utilize multiple products across business lines, as demonstrated in the examples below:
Examples of Breadth of Private Equity Client Relationships

			Transactions (2019-2025)
Client	# of Total Portfolio Companies	# of Portfolio Companies on LI Target List	Sold a Business To?	Sold a Business For?	Completed a Capital Raise For?	Valuations and Opinions Client?
Client A	97	11	Y	Y	N	Y
Client B	84	12	Y	Y	N	Y
Client C	43	8	Y	Y	Y	Y
Client D	33	8	Y	Y	Y	N
We believe the above examples are representative of our breadth of private equity client relationships as a whole and demonstrate the typical engagement of these clients across our continuum of services. Our robust and consistent deal flow as a result of our meticulous target tracking efforts and continuous engagement with these clients, enables us to generate more transaction opportunities that deliver excellent outcomes. Further, our hiring efforts are focused on expanding our industry expertise, which we believe will support our ability to expand our target universe, further deepen client relationships and enhance our ability to capture a greater share of advisory opportunities among our client base.
•Complementary Services, with Growing and Recurring Revenue Streams: Since our founding, we have strategically expanded into a diversified platform offering complementary services to clients across key sectors of the economy. Our advisory capabilities span two core segments: Investment Banking Advisory (comprised of M&A Advisory, Capital Advisory, Private Funds Advisory, and Other Services) and Valuations and Opinions.
Complementary Service Offerings
This expansion has broadened our client relationships and deepened our engagement across the private capital markets, creating multiple entry points for new business and recurring revenue streams. In particular, our Valuations and Opinions practice provides ongoing, comprehensive valuation services that generate predictable, repeatable revenue, enhance connectivity with clients and often facilitate the identification of potential advisory opportunities. Market dynamics and evolving investment opportunities drive increased demand for higher frequency valuations. While the most common valuation cadence is quarterly, more than 30% of the portfolio company valuations we performed in 2025 were conducted more frequently (i.e., daily, weekly, or monthly). Collectively, we believe our complementary service offerings create a balanced revenue mix, enhance stability, reduce cyclicality, and position us for continued growth.
•Globally Integrated Organization: We have strategically expanded into new geographies with a focus on building a locally deep and globally integrated presence across the world’s top economies. This approach has resulted in an integrated global footprint, providing broad market knowledge and strong access to investors. Our teams are embedded within their local business communities around the world, enhancing our ability to win assignments and deliver tailored advisory services. We believe this globally integrated organization enables us to deliver superior outcomes for our clients.

Global Client Professionals
We have intentionally expanded our global footprint to be present in the largest markets for our services, with approximately 77% of global M&A transactions closed in 2025 occurring in markets where we operate. We have well-established teams in the three largest Western European markets by gross domestic product, with a presence in Germany since 1999, France since 2006, and the United Kingdom since 2008. We believe that operating near the headquarters of many pan-European private equity firms positions us well to deploy cross-border European advisory teams in support of our clients’ objectives. We also maintain an established presence in Asia, having entered Japan in 2008, India in 2011, China in 2013, and Dubai in 2025. In 2023, we established a strategic partnership with Miles Advisory Partners, which expanded our global footprint into Australia and New Zealand, enhancing our geographic reach, industry expertise, and investor connectivity in a region with growing deal activity. This global reach also diversifies our business from the impact of regional economic cycles.
Our collaborative culture and global systems infrastructure enable real-time knowledge sharing and the ability to provide differentiated service to our clients. This level of global connectivity is particularly valuable in facilitating successful outcomes in cross-border transactions. For example, in a sell-side transaction, our footprint allows us to access a global universe of strategic and financial buyers, enabling us to drive competitive tension and generate superior outcomes for our clients. As a result of our global footprint and collaboration, 53% of our M&A transactions closed in 2025 were cross-border and over the two year period ended December 31, 2025, excluding adjustment for the MarshBerry Acquisition, approximately 30% of our closed engagements combined a local market professional with a sector expert from another geography.
•Distinctive Technology and Data–Driven Approach: We employ a data-driven approach to managing our business and leverage technology to enhance knowledge sharing and client service. Our investments in data and technology enable leadership, client facing professionals, and administrative teams to collaborate effectively, lead, forecast, generate business, and execute transactions.

Our highly customized customer relationship management system is built to maximize collaboration and analytical decision making, featuring a robust target list of potential advisory opportunities, proprietary dashboards that provide actionable insights that help us to manage our business, and deep intelligence that enable us to better serve clients. Real-time access to productivity metrics, revenue backlog, closed deal statistics and target scores informs strategic planning and support enterprise resource planning.
We have also developed an internal, bespoke generative artificial intelligence powered knowledge retrieval engine to enhance the efficiency and quality of our client service. Leveraging the expertise of our global professionals, we completed an extensive development process through the targeted collection of Lincoln’s proprietary documents and client meeting notes, organization by industry and deal type, cleansing of sensitive data, and implementation of retrieval algorithms. This tool has equipped our team with instant access to critical client and market information, enabling us to better share insights across global offices and deliver deeper value for our clients.
To improve our portfolio valuation service within our Valuations and Opinions group, we have implemented cloud-based platforms that streamline the management of large datasets and complex analyses, as well as tools that enhance the transparency of our processes with clients. Additionally, we have integrated artificial intelligence and other automation technologies to extract data from information received from our clients and to uniformly incorporate market data into our valuations systemically. These advancements enable our valuations professionals to improve accuracy of results, enhance process efficiency, strengthen quality control, and deliver deeper, more insightful results, on a near real-time basis to our clients and, where applicable, their fund administrators.
Through our portfolio valuation and opinions business, Lincoln has captured and aggregated significant amounts of private company performance and transaction data since 2015. This enables us to analyze, in an anonymized and aggregated manner, key indicators regarding the health of the private capital markets and can extract themes across industry verticals, investment vintage, and size categories. The data we regularly report on includes, but is not limited to, enterprise valuation levels, business performance, financial covenants and investment interest rates in private credit transactions. On February 23, 2026, Lincoln entered into a partnership with S&P DJI to launch the S&P Lincoln U.S. and Europe Senior Debt Indices, combining Lincoln’s private market insights with S&P DJI’s expertise in index design, administration, and governance.
Our Growth Opportunities
Since our founding, we have proactively capitalized on opportunities to drive growth throughout market cycles. Our vision is to continue advancing our position as a leading global independent investment banking advisory firm serving the private capital markets through the consistent execution of our growth strategies. We have a long track-record of evolving our business model by identifying and acting on opportunities to accelerate our growth, including during periods of market uncertainty, resulting in increased scale, productivity, and diversification.

Global Revenue Over Time
We plan to further our growth objectives by continuing to focus on:
Expand Market Share
We believe there is a significant opportunity to continue to increase our share of the expanding demand for investment banking advisory services in the private capital markets. We intend to accomplish this by both deepening relationships with existing clients and adding new clients across sectors and geographies. As our client relationships mature, we increasingly serve as a holistic advisor, helping clients navigate often complex strategic objectives. Several of our private equity clients with whom we have worked for decades have grown into diversified asset managers, requiring sophisticated and wide-ranging advisory support. Moreover, over the last five years, approximately 2,400 new private equity groups have been formed globally, many of which have investment professionals with whom we have worked while they were at other firms. We have grown and adapted alongside our clients, expanding our industry expertise and service offerings to meet their evolving needs in the following ways:
•Deepen Current Expertise: We continue to build depth and scale in our existing industries and products by developing high performing talent internally and hiring senior professionals who expand our expertise. The strength of our platform and collaborative culture enables retention and promotion of our internal talent and makes us an attractive destination for high-caliber lateral hires. This approach is supported by a robust internal pipeline, including more than 120 directors and more than 140 vice presidents as of December 31, 2025, who represent potential future managing directors. This deep bench of internal talent, combined with strategic lateral hiring, allows us to strengthen sector, sub-sector and product density. Throughout our history, we’ve employed this approach to expand our coverage and reach in nearly all of our industry groups and products.
•Expand into New Industries and Products: While we continue to drive talent density in our current industry and product groups, we remain focused on leveraging our proven strategy to further expand our advisory capabilities across new industries and offerings. We are an employer of choice for lateral hiring. We added a record 66 managing directors from January 1, 2024 to January 1, 2026, of which 31 were outside hires, 21 joined through acquisitions, and 14 were internally promoted. The MarshBerry Acquisition added 16 managing directors with sub-sector experience across the insurance brokerage and wealth management sectors.
•Cross-Sell Services: Our deep M&A client relationships create significant opportunities to introduce Capital Advisory, Private Funds Advisory, and Valuations and Opinions services, further embedding us in our clients’ businesses. Likewise, our Valuations and Opinions practice serves many of the largest asset managers, providing a strong opportunity to expand into more transaction-oriented advisory services. These efforts are reinforced by deliberate relationship-building initiatives, including our Financial Sponsors group, Private Company Coverage group, private markets conferences and other forums designed to create lasting client connections.
This expanding market opportunity is reflected in our strong and growing backlog which is at an all-time high as of December 31, 2025. This important benchmark underscores the continued demand for our services, the depth of our client relationships, and our ability to capitalize on our growth opportunities across our complimentary advisory offerings. We regularly review and assess backlog on both a gross and probability weighted basis.
Increase Productivity & Expand Margins
We strive to increase productivity and expand margins by driving greater discipline and consistency across target coverage, fee realization and deal execution. As our platform has scaled, we’ve sharpened our focus on deal selection and target coverage, which supports increases in revenue per managing director as well as average deal and fee size.
Maintaining a high-performance culture remains central to this effort. We actively manage productivity expectations and hold employees accountable to meeting those standards, which has been validated by growth in employee productivity. This discipline also ensures we reserve capacity within the organization for opportunities that increase our franchise value. In addition, we expect the full productivity impact of the significant number of lateral managing directors onboarded in the past two years to be fully realized in 2026, 2027 and beyond.
Another key driver of this margin expansion is the continued growth of insourcing to our operations in India, which provides high-quality, cost-efficient support across the platform. While this has been most impactful to date in our Valuations and Opinions business, we expect similar productivity gains in our Investment Banking Advisory business going forward. In parallel, we are increasingly ‘working smarter’ by automating workflows and leveraging technology to improve efficiency and accelerate execution. These efficiencies allow us to support growth in managing directors while growing incoming junior banker classes at a slower rate, reflecting productivity improvements enabled by technology and outsourced support.
We believe these investments to date lay the groundwork for further expanded margins through operating leverage and continued efficiency gains. We have made significant, forward-looking investments in our real estate footprint across nearly all major office locations, providing substantial capacity to support future headcount growth. Investments made in real estate, as well as technology, infrastructure, talent optimization, and our global operating model, are beginning to deliver scale benefits, allowing incremental revenue to convert at higher margins while preserving the high-quality service clients expect from us.
Strategically Invest in the Platform
We take an approach of investing in our business to establish competitive advantages in the way we serve clients. Our strategic investments drive growth, efficiency, and client impact. We continue to invest in technology and tools that further professionalize our organization and optimize employee efficiency, ensuring our teams can operate at the highest level. We are already beginning to realize tangible benefits from recent investments in artificial intelligence, including improved data aggregation, faster insight generation, and more efficient execution. As these capabilities scale, they enhance our ability to deliver differentiated perspectives, support banker productivity, and provide a consistently high-quality client experience.
In parallel, we are expanding our coverage of private companies in an organized, methodical, and data-driven way through the recent addition of our Private Company Coverage Group, aimed at identifying growth-oriented, entrepreneur-owned businesses that require advisory services. Connections with private company leadership teams unlock new insights into industry and private market trends that we can leverage across the platform. These investments position us for long-term success, strengthening our ability to deliver differentiated insights and exceptional client outcomes.
We are also investing in the aggregation of our proprietary data to create opportunities for data commercialization. By systematically capturing and organizing transactional and operational private capital information generated through our client engagements, we have built a differentiated dataset that can be leveraged beyond individual client engagements. On February 23, 2026, Lincoln entered into a partnership with S&P DJI to launch the S&P Lincoln U.S. and Europe Senior Debt Indices, combining Lincoln’s private market insights with S&P DJI’s expertise in index design, administration, and governance. These investments reinforce our position as a leading source of proprietary perspectives in the private capital markets.
Selectively Pursue Acquisitions
We have pursued, and will continue to pursue, strategic acquisitions that expand our capabilities, strengthen our industry and geographic reach, and enhance our ability to serve both existing and new clients. Alongside organic growth, acquisitions represent a critical lever to accelerate expansion, particularly in targeted sectors and key markets, with cultural alignment remaining a top priority to ensure seamless integration and long-term success. Over the past four years, we have demonstrated our ability to execute this strategy through the acquisitions of Spurrier Capital Partners in 2022 and TCG Corporate Finance in 2024, which significantly enhanced our technology sector expertise in the United States and Europe while deepening relationships with leading private equity firms. The MarshBerry Acquisition provided immediate entry at scale into the Financial Services sector—one of the most active M&A sectors over the past five years—while also diversifying our end markets, client base, and business model. In addition, we view group hires as a valuable complement to acquisitions, strengthening sector and product expertise across the firm. We expect to build on this momentum by leveraging both acquisitions and group hires as key drivers of continued growth.
Our People
We believe our people are our most valuable asset, and strive to maintain our position as a destination for world class talent. Our proactively managed, collaborative, and entrepreneurial culture fosters a high sense of empowerment and creativity and promotes exceptional employee retention. Since 2020, our average annual employee retention rate has been approximately 80%. Our culture is reinforced through our dedication to recruiting top talent, engaging that talent, and making investments that allow us to retain them for the long term.
We recruit professionals from the world’s leading undergraduate and graduate programs, and have hired approximately 335 analysts and associates since 2019 through our dedicated campus recruiting efforts. We also recruit laterally from other investment banking advisory firms, professional services firms and accounting firms. In particular, we have attracted senior market-leading bankers who have enabled us to enter new business lines and sectors. In our hiring efforts, we place a high degree of emphasis on cultural fit, sector and product expertise, and technical ability, and we seek high performing individuals with a variety of experiences to drive our leading client satisfaction and market position.
Our human capital initiatives are a key strategic focus. We are an equal opportunity employer and believe individuals should be able to succeed, regardless of background, based on their qualifications, demonstrated skills, and achievements. We have undertaken various initiatives to increase employee engagement on key aspects of our culture, as well as to formalize our oversight and governance of such matters. We believe these efforts help to create differentiation in the industry and incremental value-add for clients.
We are committed to developing professionals into successful, high-performing managing directors, as evidenced by over 43% of our managing directors reaching their position through internal promotions. Across the firm, we devote significant time and resources to ongoing training and mentorship. Globally, our professionals receive continuous development plans throughout their careers and in the form of proprietary training content through “Lincoln University,” as well as third-party training programs. Our emphasis on development extends to our staffing model, in which we employ an apprenticeship approach under the leadership of our managing directors. We are also diligent in rewarding our high-performing professionals through competitive compensation and benefits, and initiatives such as a global office transfer program which allows our professionals to take advantage of our global reach.

Competition
The market for financial advisory services is highly competitive. We compete with other investment banks and independent financial advisory firms on the basis of a number of factors including:
•Depth and quality of client relationships
•Industry knowledge
•Transaction execution skills
•Breadth of products and services
•Reputation
•Track record of successful prior transactions
•Fees
We believe that we compete favorably with respect to these factors. Broadly, we compete with Harris Williams & Co., Houlihan Lokey, Inc., Jefferies LLC, Lazard Ltd, Moelis & Company, Piper Sandler Companies, Raymond James Financial, Inc., Robert W. Baird & Co. Incorporated, Rothschild & Co., Stifel Financial Corp., and William Blair & Company, L.L.C. While our competition may provide advisory services, only a subset is primarily focused on the private capital markets and even a smaller subset is focused solely on advisory services in the space, and where they are, they are generally not as global. We believe that we are one of two independent firms that truly focus on global investment banking advisory services for the private capital markets.
More broadly, the competitive landscape is highly fragmented, which we believe presents opportunities for consolidation of market share by leading firms that can achieve faster organic growth, as well as those that can complete selective acquisitions. We believe our focus on the private capital markets and global reach are highly differentiating, and that our strength and success among private equity firms is unique and reinforces our market position. As a result, we believe we are able to deliver superior advice to clients, and at the same time attract and retain industry-leading talent which is instrumental to effectively competing in this space.
Conflicts of Interest
Prior to taking on any client engagement, we review actual, potential or perceived conflicts of interest. Our internal protocols include a commitment committee that reviews all new engagements, and decisions of this committee are based on the facts and circumstances and guidance provided in our conflicts of interest policy. We have not had any material issues related to conflicts.

Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of March 20, 2026):

Name	Age	Position
Lawrence James Lawson III	70	Co-Founder and Chairman of the Board of Directors
Robert T. Brown	58	Chief Executive Officer and Director
Eric D. Malchow	58	President and Global Head of M&A, Director
Robert B. Barr	72	Co-Founder and Director
M. Christie Smith, Ph.D(1)	61	Director
John W. Oleniczak(1)	62	Director
Theodore J. Heidloff	49	Chief Financial Officer
Kristin M. Marvin	45	General Counsel
Mary R. Weber	39	Chief Operating Officer
__________________
(1)The noted individual has agreed to become a director and such individual will be appointed to the board effective upon the closing of this offering.
Executive Officers and Directors
Lawrence James Lawson III is expected to serve as Chairman of the board of directors of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as a Director of Lincoln International, Inc. since February 2026. He is also a co-founder of Lincoln and has served as Chairman of the advisory board to Lincoln since November of 2022 and served as Global Co-Chief Executive Officer and Managing Director from the firm’s inception in April 1996 through September 2021. Prior to co-founding Lincoln, Mr. Lawson served as a senior officer at Peers & Co., a M&A boutique, where he helped establish the Chicago office and worked on cross-border transactions. Previously, he was a senior vice president in corporate finance for PaineWebber Incorporated (which was acquired by UBS) (“PaineWebber”), where he worked on equity capital market and debt capital market deals as well as in the M&A group. He began his career in public accounting with KPMG LLP. In addition to co-founding and co-leading Lincoln, Mr. Lawson also co-founded a private equity firm and a manufacturing and servicing company of printing consumables. Mr. Lawson earned a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Science from Washington and Lee University, where he graduated magna cum laude and a member of Beta Gamma Sigma.
We believe Mr. Lawson is qualified to serve on our board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business in particular gained through years of service as co-founder and leader of Lincoln.
Robert T. Brown is expected to serve as Chief Executive Officer of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as a Director of Lincoln International, Inc. since February 2026 and Chief Executive Officer of Lincoln since October 2021. Prior to that, Mr. Brown led Lincoln’s North American business and its business services practice. Having been with Lincoln for 27 years, he has been instrumental in many of the firm’s growth initiatives, including building out several of the firm’s industry practices, recruiting talent to the platform and expanding internationally. Mr. Brown sits on the board of UNICEF USA and the Dean’s Business Council for the Gies School of Business at the University of Illinois. Previously, Mr. Brown worked in management positions at Price Waterhouse LLP in its investment banking subsidiary and the transaction services group. Mr. Brown earned a Master of Business Administration from Columbia University Graduate School of Business and a Bachelor of Science from the University of Illinois. He is a Certified Public Accountant (inactive).
We believe Mr. Brown is qualified to serve on our board of directors due to his extensive experience in the industry, years of leadership experience and his knowledge of our business in particular, gained through his long tenure at Lincoln.

Eric D. Malchow is expected to serve as President and Global Head of M&A of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as a Director of Lincoln International, Inc. since February 2026 and the President of Lincoln since October 2021. Prior to that, Mr. Malchow served as the Co-President of Lincoln’s North American business and Managing Director. He established and built the firm’s industrials M&A practice since the firm’s founding in 1996 and led the firm’s Industrials M&A practice for more than a decade. Throughout his 38-year investment banking career, Mr. Malchow has provided mid-market M&A advisory services for leading private equity groups and publicly traded corporations. Prior to co-founding Lincoln, Mr. Malchow was a senior associate at Peers & Co. and an officer with Heller Financial, concentrating on leveraged buyout financings of mid-market companies on behalf of private equity groups. Mr. Malchow sits on the the Advisory Board for the Tippie College of Business at the University of Iowa. Mr. Malchow earned a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Business Administration from the University of Iowa.
We believe Mr. Malchow is qualified to serve on our board of directors due to his extensive experience in the industry, years of leadership experience and his knowledge of our business in particular, gained through 29 years of service to Lincoln.
Robert B. Barr is expected to serve as Managing Director of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as a Director of Lincoln International, Inc. since February 2026. He is also a co-founder of Lincoln and served as Global Co-Chief Executive Officer and Managing Director from the firm’s inception in April 1996 through September 2021. Prior to co-founding Lincoln, Mr. Barr advised on cross-border M&A as a Managing Director at Peers & Co. and as a Senior Vice President at PaineWebber. He began his career as a consultant with Data Resources, Inc., an econometric consulting firm. Mr. Barr earned a Master of Business Administration from Harvard Business School and a Bachelor of Arts (with honors) from Case Western Reserve University.
We believe Mr. Barr is qualified to serve on our board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business in particular, gained through over 29 years of service as co-founder and Managing Director of Lincoln.
M. Christie Smith, Ph.D is expected to serve as Director of Lincoln International, Inc. upon adoption of its amended and restated bylaws. She has served on the advisory board to LILP since March 2024 and served on the Board of Directors of Endo, Inc. (NASDAQ: ENDP) from July 2020 to July 2025. Dr. Smith has been a Partner of Heidrick & Struggles, a premier provider of executive search and leadership consulting services, since March 2025. Prior to that, Dr. Smith served as a Senior Managing Director at Accenture from 2020 to 2023 and as a Global Vice President for Inclusion and Diversity at Apple from 2017 to 2020. Dr. Smith was also a member of Deloitte’s executive leadership team from 2011 to 2017, responsible for defining and implementing the firm’s strategy and business, operations and international expansion plans. Dr. Smith holds Doctorate from New York University, a Masters in Social Work from Rutgers University and a Bachelor of Arts from Loyola College in Baltimore.
We believe Dr. Smith is qualified to serve on our board of directors due to her extensive management expertise and significant strategy development, board, data and analytics, and mergers and acquisitions experience.
John W. Oleniczak is expected to serve as a Director of Lincoln International, Inc. upon adoption of its amended and restated bylaws. Mr. Oleniczak was a partner of PricewaterhouseCoopers LLP (“PwC”), where he spent more than 38 years before retiring in June 2024, most recently serving in PwC’s Governance Insights Center advising boards of directors, executive teams and investors on corporate governance matters. During his tenure at PwC, Mr. Oleniczak held numerous leadership roles, including Leader of PwC’s Midwest Audit Practice during the implementation of the Sarbanes-Oxley Act and PCAOB standards, Managing Partner of PwC’s Cybersecurity and Forensics Practice, and U.S. Markets and Operations Leader of PwC’s Risk and Internal Audit Practice. He also led PwC’s Chicago leveraged buyout and private equity practice within the firm’s Deals group and served as lead partner on multiple large multinational client engagements, advising on mergers and acquisitions, internal controls, governance, and cybersecurity strategy.

Mr. Oleniczak has served on the Board of Directors of the Archdiocese of Chicago since June 2023, where he currently serves as the Audit Committee Chair, and as a director of the Western Golf Association since June 2020. He served on the Board of Directors of the Lyric Opera of Chicago until June 2020, where he served as Audit Committee Chair, and as a member of the Executive Committee of the Morton Arboretum until June 2014, where he chaired the Finance Committee. Mr. Oleniczak is a Certified Public Accountant (retired). Mr. Oleniczak holds a Masters in Management from Northwestern University and a Bachelor of Business Administration from the University of Wisconsin-Milwaukee.
We believe Mr. Oleniczak is qualified to serve on our board of directors due to his extensive audit and accounting expertise, deep experience advising boards and management teams on governance and risk matters, and significant leadership experience across cybersecurity, internal audit, and transaction advisory functions.
Theodore J. Heidloff is expected to serve as Chief Financial Officer of Lincoln International, Inc. upon adoption of its amended and restated bylaws. He has served as Chief Financial Officer at Lincoln since August 2018, where he is responsible for all aspects of the firm’s accounting, forecasting, tax and treasury operations. Mr. Heidloff has more than 25 years of diverse global finance leadership experience at several SEC registrants. Prior to joining Lincoln, Mr. Heidloff was the Global Controller for Cushman & Wakefield, a global real estate services firm, and Controller and Chief Accounting Officer for Walgreens. Mr. Heidloff sits on the board of EverPulse Foundation, a nonprofit enterprise committed to accelerating innovation in pediatric cardiology. Mr. Heidloff holds a Bachelor of Business Administration from the University of Notre Dame and is a Certified Public Accountant.
Kristin M. Marvin is expected to serve as General Counsel of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as Global General Counsel at Lincoln since September 2024, where she is responsible for all aspects of the firm’s legal and compliance operations. She previously served in roles of increasing responsibility at Lincoln from March 2015 until July 2018. Prior to rejoining Lincoln in 2024, Ms. Marvin was in roles of increasing responsibility at Xeris Biopharma Holdings, Inc. (NASDAQ: XERS), most recently as General Counsel, from July 2018 to September 2024, Senior Counsel at Durata Therapeutics, Inc. from February 2014 to February 2015 and was an attorney in the New York offices of Simpson, Thacher & Bartlett LLP from September 2008 until February 2014. Ms. Marvin earned her Juris Doctorate magna cum laude from Fordham University School of Law and a Bachelor of Arts in Economics from Tufts University.
Mary R. Weber is expected to serve as the Chief Operating Officer of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as Chief Operating Officer at Lincoln since January 2024. As Chief Operating Officer, Ms. Weber drives Lincoln’s change management initiatives, collaborating closely with group leaders to ensure coordination, communication and consistency globally. She provides leadership on many of the firm’s key initiatives, applying her experience as an investment banker to inform decisions on the firm’s operations. In her role, Ms. Weber also oversees the Talent function, including the strategic planning and initiatives that help Lincoln attract, retain and engage high performers. She previously served as the Chief Talent Officer at Lincoln from July 2022 through January 2024 and as the Chief Talent Officer for North America at Lincoln from January 2019 through July 2022. Before leading the talent and operations functions for Lincoln, Ms. Weber worked in client advisory at the firm, primarily focused on sell-side assignments in the Business Services, Consumer and Industrials sectors. Ms. Weber holds a Master of Business Administration from Northwestern’s Kellogg School of Management and a Bachelor of Finance and a Bachelor of Accounting from the University of Illinois.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which will consist of members upon consummation of the Organizational Transactions. Our certificate of incorporation will provide that the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors. Our certificate of incorporation will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class servicing for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
In accordance with our certificate of incorporation any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed (i) prior to the Sunset Date, with or without cause by the affirmative vote of a majority of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors and (ii) from and after the Sunset Date, only for cause by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:
•the Class I directors will be              , and their terms will expire at the annual meeting of stockholders to be held in 2027;
•the Class II directors will be              , and their terms will expire at the annual meeting of stockholders to be held in 2028; and
•the Class III directors will be              , and their terms will expire at the annual meeting of stockholders to be held in 2029.
Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
Director Independence
Prior to the consummation of the Organizational Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that  Mr. Oleniczak, Ms. Smith and                will each be an “independent director,” as defined under the rules of the NYSE.
Controlled Company Exception
After the consummation of the Organizational Transactions, the LILP Controlling Partners will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of the NYSE. As a controlled company, we may elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Immediately following the consummation of the Organizational Transactions and this offering, we intend to rely on certain of the exemptions listed above, and we will not have an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to Our Class A Common Stock and this Offering.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
•appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.
Upon the consummation of the Organizational Transactions, our audit committee will consist of Mr. Oleniczak, Ms. Smith and              , with Mr. Oleniczak serving as chair. Rule 10A-3 of the Exchange Act and the rules of the NYSE require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Mr. Oleniczak, Ms. Smith and              will each meet the definition of “independent director” under the rules of the NYSE and the independence standards under Rule 10A-3 of the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the rules of the NYSE. In addition, our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines;

•annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and
•developing and recommending to our board of directors a set of corporate governance guidelines.
Upon the consummation of the Organizational Transactions, our nominating and corporate governance committee will consist of Messrs. Brown and Lawson and Ms. Smith with Mr. Lawson serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the NYSE, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Messrs. Brown and Lawson do not qualify as “independent directors” under the rules of the NYSE.
Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;
•making recommendations to the board of directors regarding director compensation; and
•reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.
Upon the consummation of the Organizational Transactions, our compensation committee will consist of Messrs. Barr and Oleniczak and Ms. Smith, with Ms. Smith serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the NYSE, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Mr. Barr does not qualify as an “independent director” under the rules of the NYSE. Our board of directors has adopted a written charter for the compensation committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Risk Oversight
Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and overseeing the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Risk Considerations in our Compensation Program
We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.
Compensation Committee Interlocks and Insider Participation
None.

Code of Ethics and Code of Conduct
Prior to the completion of the Organizational Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers, partners, employees, and other agents designated by us as being subject to the code, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website at www.lincolninternational.com. In addition, we intend to post on our website all disclosures that are required by law or the rules of the NYSE concerning any amendments to, or waivers from, any provision of the code. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Conflicts of Interest
We have policies and procedures designed to minimize conflicts of interest arising from any dealings we have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest. Our board of directors will adopt a written code of business conduct and ethics that will provide that all of our directors, officers, partners, employees and other agents designated by us as being subject to the code are required to promptly report internally any situation that involves, or may reasonably be expected to involve, a conflict of interest with Lincoln. Our directors, officers, partners, employees, and other agents designated by us as being subject to the code are prohibited from (i) engaging in any conduct or activities that are inconsistent with our best interests or disrupts or impairs our relationship with any person or entity with which we have or propose to enter a business or contractual relationship; (ii) accepting compensation, in any form, for services performed for Lincoln from any other source other than Lincoln or our subsidiaries; (iii) take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with Lincoln. Additionally, our board of directors will adopt a related person transaction policy, to be effective upon the closing of this offering and which will require, subject to certain exceptions, the Audit Committee of our board of directors to independently approve transactions, agreements or relationships in which certain related persons have a material interest and the amount involved exceeds $120,000. See “Certain Relationships and Related Party Transactions—Related Person Transaction Policy and Procedures.”

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:
•Robert T. Brown, our Chief Executive Officer and a Managing Director;
•Eric D. Malchow, our President, Global Head of M&A and a Managing Director; and
•Mary R. Weber, our Chief Operating Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. Actual compensation programs that we adopt following the completion of this offering may differ materially from the existing and currently planned programs summarized in this discussion.
2025 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total($)
Robert T. Brown	2025	350,000	4,150,000	242,786	4,551	4,747,337
Chief Executive Officer
Eric D. Malchow	2025	350,000	3,045,000	40,305	801	3,436,106
President
Mary R. Weber	2025	425,000	915,000	89,600	943,891	2,373,491
Chief Operating Officer
__________________
(1)Amounts reflect the discretionary performance bonuses paid to each named executive officer with respect to fiscal 2025. The total discretionary performance bonuses payable to Mr. Brown and Mr. Malchow in respect of 2025 performance of $4,150,000 and $3,045,000, respectively, were paid in full in March 2026. The total discretionary performance bonus payable to Ms. Weber in respect of 2025 performance of $915,000 is payable in three installments: $532,500 was paid in February 2026 and two installments of $191,250 which will be paid to Ms. Weber in each of December 2026 and December 2027, subject to her continued employment through the applicable payment date. For additional information on our discretionary performance bonus program, see “Narrative to Summary Compensation Table—2025 Bonuses.”
(2)Amounts reflect the fair value of unit options granted during 2025, computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We use the Black-Scholes option-pricing model to estimate the fair value of our option awards, which requires a number of assumptions, of which the most significant are: the expected stock price volatility, expected option term, risk-free interest rates and the exercise price of the options. The assumptions used to determine the fair value of the option awards represent management’s best estimates.
(3)Amounts reflect (i) for Mr. Brown, a company-paid contribution of $4,551 to his 401(k) plan account, (ii) for Mr. Malchow, a company-paid contribution of $801 to his 401(k) plan account and (iii) for Ms. Weber, (a) a company-paid contribution of $801 to her 401(k) plan account and (b) $943,090 relating to forgiveness of an outstanding loan to the company associated with the purchase of the company’s equity.
Narrative to Summary Compensation Table
The primary elements of compensation for our named executive officers are base salaries, annual discretionary cash bonuses and equity compensation awards. The named executive officers also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis, including medical, dental, vision and death/disability benefits.

Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
The total base salaries earned by our named executive officers in fiscal 2025 are disclosed in the “Salary” column in the Summary Compensation Table set forth above. The following table sets forth fiscal 2025 base salaries for each of our named executive officers, which remain unchanged from fiscal 2024 base salaries for each of our named executive officers. We expect that, following the completion of this offering, base salaries for the named executive officers will be reviewed periodically by the board of directors or the compensation committee thereof, referred to as the compensation committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.

Named Executive Officer	Fiscal 2025 Annual Base Salary ($)
Robert T. Brown	$350,000
Eric D. Malchow	$350,000
Mary R. Weber	$425,000
2025 Bonuses
During fiscal 2025, we did not maintain a formal bonus program; rather, annual bonuses with respect to fiscal 2025 performance were determined on a discretionary basis by the general partner of LILP based on a subjective assessment of the applicable executive’s performance and the performance of the company.
These discretionary performance bonuses are paid (if at all) either (i) in full in the first quarter following the end of the applicable fiscal year or (ii) in three installments, with the first installment paid in the first quarter following the end of the applicable fiscal year, the second installment paid in December of the year following the end of the applicable fiscal year and the third installment paid in the December of the second year following the end of the applicable fiscal year, subject to the executive’s continued employment through each payment date. Messrs. Brown and Malchow’s 2025 discretionary performance bonuses were paid in full to them in March of 2026. The total discretionary performance bonus payable to Ms. Weber in respect of 2025 performance of $915,000 is payable in three installments: $532,500 was paid in February of 2026 and two installments of $191,250 which will be paid to Ms. Weber in each of December 2026 and December 2027, subject to her continued employment through the applicable payment date.
In addition, in 2025 Ms. Weber received two additional installments of her discretionary performance bonuses earned with respect to fiscal 2023 and 2024 performance in an aggregate amount of $234,000, which had been deferred until 2025 subject to her continued employment through the applicable payment date.
Equity Compensation
We have historically granted options to purchase units in LILP to certain of our eligible service providers, including to our named executive officers.
In 2025, Mr. Brown was granted options to purchase 500 units in LILP, Mr. Malchow was granted options to purchase 100 units in LILP, and Ms. Weber was granted options to purchase 100 units in LILP, respectively, each with a per unit exercise price of $4,800. The options granted to Messrs. Brown and Malchow vest on January 1, 2027, subject to the executive’s continued service through the applicable vesting date. The options granted to Ms. Weber vested on January 1, 2026. The options granted to each named executive officer become exercisable on the applicable vesting date and remain exercisable through the period beginning on the applicable vesting date and ending on the earlier of (a) the day before the executive’s termination from employment for any reason and (b) the last day of the calendar year in which the applicable vesting tranche of the option becomes exercisable. In the event of the occurrence of a liquidity event other than an initial public offering, the options will accelerate and vest in full.

In connection with the offering, we intend to adopt the 2026 Incentive Award Plan, referred to below as the 2026 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2026 Plan, please see the section titled “Equity Incentive Plans” below.
Our Board intends to approve the grant of restricted stock unit awards pursuant to the 2026 Plan to certain of our employees, including certain of our named executive officers, Mr. Robert T. Brown, Mr. Eric D. Malchow and Ms. Mary R. Weber, and non-employee directors, Dr. M. Christine Smith and Mr. John Oleniczak, which grants will become effective in connection with the consummation of this offering (“IPO Equity Awards”), subject to continued service through the grant date.
Other Elements of Compensation
Retirement Plan
We maintain a qualified 401(k) retirement savings plan, or the 401(k) plan, for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code of 1986, as amended, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, through contributions to the 401(k) plan, and/or receive employer contributions in respect of their 401(k) plan accounts. Currently, we provide employer safe harbor and profit-sharing contributions, subject to limits provided in the Code. We make annual safe harbor nonelective contributions to Non-Highly Compensated Employees of 3% of the participant’s eligible compensation, which are fully vested as of the date on which the contribution is made. We also make profit-sharing contributions to Highly Compensated Employees, which vest over a six-year period. We believe that providing a vehicle for retirement savings through our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
The amounts of such Company contributions paid by us on behalf of each named executive officer are set forth above in the Summary Compensation Table in the column titled “All Other Compensation.”
Health and Welfare and Perquisites
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; health and transit flexible spending accounts; charitable donation matching; short-term and long-term disability insurance; travel insurance; accident insurance; and life and accidental death and dismemberment insurance.
In June 2022, we entered into a loan agreement with Ms. Weber pursuant to which we agreed to loan Ms. Weber $845,000 in connection with her purchase of equity in LILP. In December 2025, we determined that it was appropriate to forgive the loan (including the associated interest), with the total amount forgiven equal to $943,090.
We did not provide any perquisites or special personal benefits to our named executive officers in fiscal 2025 other than the loan forgiveness for Ms. Weber, but our compensation committee may from time to time approve them in the future if it determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.
We believe the perquisites and benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No tax gross-ups
We did not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by us during 2025.

Clawback Policy
In connection with this offering, our board of directors intends to adopt a compensation recovery policy that is compliant with the listing rules of the NYSE, as required by the Dodd-Frank Act.
Outstanding Equity Awards at Fiscal Year-End 2025
The following table summarizes the number of units of LILP underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Robert T. Brown	4/7/2025	—	500	(1)	—	4,800	12/31/27
Eric D. Malchow	6/12/2025	—	100	(2)	—	4,800	12/31/27
Mary R. Weber	4/7/2025	—	100	(3)	—	4,800	12/31/26
Mary R. Weber	9/30/2024	—	25	(4)	—	4,440	12/31/26
Mary R. Weber	9/30/2024	—	25	(5)	—	4,440	12/31/27
__________________
(1)The options vest in full on January 1, 2027, subject to Mr. Brown’s continued service through such date, and are exercisable from such date through the earlier of (a) the day before Mr. Brown’s termination from employment for any reason and (b) December 31, 2027.
(2)The options vest in full on January 1, 2027, subject to Mr. Malchow’s continued service through such date, and are exercisable from such date through the earlier of (a) the day before Mr. Malchow’s termination from employment for any reason and (b) December 31, 2027.
(3)The options vested in full on January 1, 2026 and are exercisable from such date through the earlier of (a) the day before Ms. Weber’s termination from employment for any reason and (b) December 31, 2026.
(4)The options vested in full on January 1, 2026 and are exercisable from such date through the earlier of (a) the day before Ms. Weber’s termination from employment for any reason and (b) December 31, 2026.
(5)The options vest in full on April 1, 2027, subject to Ms. Weber’s continued service through such date, and are exercisable from such date through the earlier of (a) the day before Ms. Weber’s termination from employment for any reason and (b) December 31, 2027.
Executive Compensation Arrangements
We have not entered into any employment, severance or change in control arrangements with our named executive officers, though we expect to enter into employment agreements with Messrs. Brown and Malchow in connection with this offering. The material terms of such employment agreements have not yet been finalized.
Director Compensation
No compensation was provided to any non-employee directors for the year ended December 31, 2025. Mr. Heidloff, who is also our employee, received no additional compensation for his service as a member of our board of directors.
In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide non-employee directors with an annual equity award, prorated for the initial year of service, which will vest on the earlier to occur of the first anniversary of the grant date and the date immediately preceding the date of the next annual meeting following the grant date, subject to continued service on our board of directors. Each is expected to be denominated as a restricted stock unit award with an aggregate value of $100,000. Each equity award granted to a non-employee director will vest in full immediately prior to the occurrence of a “change in control” (as defined in the 2026 Plan). Each non-employee director is also expected to receive an annual cash retainer for his or her services in an amount equal to $100,000. In addition, certain positions on the board of directors or committees of the board of directors are expected to receive additional retainers, including the lead independent director of the board who is expected to receive an additional retainer of $30,000, the chairperson of the audit committee who is expected to receive an additional retainer of $30,000 and the chairperson of the compensation committee who is expected to receive an additional retainer of $20,000. Compensation under the program will be subject to annual limits on non-employee director compensation set forth in the 2026 Plan.
Equity Incentive Plans
2026 Incentive Award Plan
In connection with the offering, we expect to adopt, subject to approval by our stockholders, the 2026 Plan, under which we may grant equity and cash incentive awards to eligible service providers (including our named executive officers) in order to attract, motivate and retain the talent for which we compete. The material terms of the 2026 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2026 Plan and, accordingly, this summary is subject to change.
Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2026 Plan. Following this offering, the 2026 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2026 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available. The initial aggregate number of shares of our Class A common stock available for issuance under the 2026 Plan will be equal to                   % of the number of shares of our common stock outstanding as of immediately following the completion of this offering (which is expected to be    shares, based on an initial public offering price of $                   per share).
The number of shares available for issuance under the 2026 Plan will be increased annually on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the excess, if any, of (i)                   % of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) the aggregate number of shares of Class A Common Stock reserved and available for issuance in respect of future grants of awards under the Plan as of the last day of the immediately preceding calendar year (or such smaller number of shares as is determined by our board of directors). Shares may be issued under the 2026 Plan as Class A common stock, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the 2026 Plan, no more than                   shares of our Class A common stock may be issued pursuant to the exercise of incentive stock options under the 2026 Plan.
If an award under the 2026 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2026 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2026 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2026 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2026 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2026 Plan will not reduce the shares available for grant under the 2026 Plan. However, the following shares may not be used again for grant under the 2026 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2026 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2026 Plan.

The 2026 Plan will provide that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under FASB ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed an amount equal to $750,000, which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation.
Awards. The 2026 Plan will provide for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards, stock appreciation rights (“SARs”), and cash awards. Certain awards under the 2026 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2026 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
•Stock Options. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.
•SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
•Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
•Other Stock- or Cash-Based Awards. Other stock- or cash-based awards include cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.
•Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.
Certain Transactions. The plan administrator will have broad discretion to take action under the 2026 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2026 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2026 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Additionally, in the event of a change in control in which the surviving entity assumes the outstanding award, if a participant’s employment is terminated without cause or by the Company for good reason (each as defined in the 2026 Plan) on or within 12 months following the change in control, then such awards will become fully vested and exercisable on the date of such termination of employment. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Repricing. Our board of directors may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.
Foreign Participants, Clawback Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by our company from time to time to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2026 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2026 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination. Our board of directors may amend or terminate the 2026 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2026 Plan. No award may be granted pursuant to the 2026 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2026 Plan and the date on which our board of directors adopted the 2026 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following are summaries of certain transactions and relationships with our directors, executive officers and stockholders and certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov. We have included the SEC’s website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, the SEC’s website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.
Related Party Agreements in Effect Prior to the Organizational Transactions
See “Executive and Director Compensation” for a description of certain arrangements with our executive officers and directors. There are otherwise no related party agreements in effect prior to the Organizational Transactions.
The Organizational Transactions
In connection with the Organizational Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Organizational Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock), after taking into account the underwriting discount and estimated offering expenses payable by us, to purchase                 common units (or common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount.
Tax Receivable Agreement
As a result of our organizational structure, we expect to obtain tax benefits from Basis Adjustments and Interest Deductions. Basis Adjustments and Interest Deductions may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities.
In connection with the Organizational Transactions, we will enter into a Tax Receivable Agreement with LILP and the TRA Parties that will provide for the payment by Lincoln International, Inc. to the TRA Parties of 85% of the amount of certain tax benefits, if any, that Lincoln International, Inc. actually realizes, or in some circumstances is deemed to realize as a result of the Basis Adjustments and Interest Deductions. LILP will have in effect an election under Section 754 of the Code effective for the taxable year that includes the Organizational Transactions and each taxable year thereafter. We intend to treat redemptions or exchanges of common units held by any LILP Partner for Class A common stock or cash, as applicable, in connection with an exercise of such LILP Partner’s right to have common units held by such LILP Partner redeemed by LILP or, at our election, exchanged directly with us (or a wholly-owned subsidiary of ours) as our direct purchase of common units from the LILP Partners for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by the LILP Partners to LILP for redemption or sold to us upon the exercise of our election to acquire such common units directly.
Tax Receivable Agreement payments are not conditioned upon one or more of the LILP Partners maintaining a continued ownership interest in LILP. If an LILP Partner transfers common units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such LILP Partner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such common units. In general, the TRA Parties’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to more than one transferee, (other than certain permitted transferees) without our consent. Any permitted assignment, sale, pledge or other transfer of a TRA Party’s rights under the Tax Receivable Agreement for consideration would be subject to Lincoln International, Inc.’s right of first refusal.
The actual Basis Adjustments and Interest Deductions, as well as any amounts paid to the TRA Parties under the Tax Receivable Agreement, will vary depending on a number of factors, including:
•the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of LILP at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);
•the price of shares of our Class A common stock at the time of the purchases from the LILP Partners in connection with this offering and any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;
•the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions, other than those deductions that relate to an increase in the allocable share of existing basis, will not be available;
•the U.S. federal income tax rate applicable to corporations—an increase in the U.S. federal income tax rate applicable to corporations may increase the value of certain tax benefits that are the subject of the Tax Receivable Agreement, and any increase in the value of those tax benefits may increase the amount we pay under the Tax Receivable Agreement;
•the extent to which such Basis Adjustments are immediately deductible—we may be permitted to immediately expense a portion of the Basis Adjustment attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits. Under the LILP Partnership Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion;
•the applicable interest rate and timing of payments due under the Tax Receivable Agreement—payments owed under the Tax Receivable Agreement will accrue interest at a rate equal to SOFR plus basis points, beginning on the due date (without extensions) of the tax return to which such payment relates until such payments are made; and
•the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control or other circumstances requiring an early termination payment and treating any outstanding common units held directly or indirectly by LILP Partners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.
For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments or Interest Deductions; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Organizational

Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the LILP Partners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with assumptions, including regarding tax rates and utilization of the Basis Adjustments and Interest Deductions).
The payment obligations under the Tax Receivable Agreement are obligations of Lincoln International, Inc. and not of LILP. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the TRA Parties could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of common units in connection with this offering, together with future redemptions or exchanges of all remaining common units owned by the LILP Partners pursuant to the LILP Partnership Agreement, would aggregate to approximately $               over approximately 20 years from the date of this offering based on the initial public offering price of $               per share of our Class A common stock and assuming all future redemptions or exchanges would occur on the date of this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $               million, over the twenty year period from the date of this offering. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to LILP and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming LILP Partner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on assumptions, including (i) that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement (ii) the U.S. federal income tax rates that will be in effect for each applicable taxable year will be those specified for each such taxable year by the Code and other applicable law as in effect on the effective date of the acceleration, except to the extent any change to such tax rates for such taxable year has already been enacted into law, and (iii) as of the effective date of the acceleration, any LILP Partner that has common units that have not been exchanged will be deemed to have exchanged such common units for the fair market value of the shares of our Class A common stock or the amount of cash that would be received by such LILP Partner had such common units actually been exchanged on such date. In those circumstances, LILP Partners generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of a majority of Lincoln International, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of the NYSE).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Parties that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $               per share of our Class A common stock and assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we estimate that we would be required to pay approximately $    in the aggregate under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the TRA Parties pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a TRA Party will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such TRA Party. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
We will have full responsibility for, and sole discretion over, all Lincoln International, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to participation and approval rights held by the Tax Receivable Agreement Representative. If the outcome of any challenge to all or part of the Basis Adjustments or other tax benefits we claim would reasonably be expected to materially and adversely affect the payments to LILP Partners from us under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the Tax Receivable Agreement Representative. The interests of the Tax Receivable Agreement Representative in any such challenge may differ from or conflict with our interests and your interests, and the Tax Receivable Agreement Representative may exercise their consent rights relating to any such challenge in a manner adverse to our interests.
Under the Tax Receivable Agreement, we are required to provide the Tax Receivable Agreement Representative with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 120 days after the due date of the U.S. federal income Tax Return of Lincoln International, Inc. (including applicable extensions thereof) for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the LILP Partners within 5 business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus               basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to SOFR plus               basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.
LILP Partnership Agreement
Agreement in Effect Before Consummation of the Organizational Transactions
LILP and the LILP Controlling Partners are parties to the Third Amended and Restated Limited Partnership Agreement of LILP, effective as of April 27, 2022, as amended by Amendment No. 1 to the Third Amended and Restated Limited Partnership Agreement, effective as of January 1, 2025 (the “Existing Partnership Agreement”), which governs the business operations of LILP and defines the relative rights and privileges associated with the existing units of LILP. Under the Existing Partnership Agreement, subject to exceptions contained therein, the general partner of LILP, LI GP, has the full, exclusive and complete discretion to manage and control the business and affairs of LILP, to make all decisions affecting the business and affairs of LILP, to take all such actions as it deems necessary or appropriate to accomplish the purpose of LILP, and the day-to-day business operations of LILP are overseen and implemented by the general partner or individuals designated by the general partner. Each LILP Controlling Partner’s rights under the Existing Partnership Agreement continue until the effective time of the new LILP limited partnership agreement to be adopted in connection with the Organizational Transactions, as described below, at which time the LILP Partners will continue as partners that hold common units with the respective rights thereunder.
Agreement in Effect Upon Consummation of the Organizational Transactions
In connection with the consummation of the Organizational Transactions, we and the LILP Partners will enter into LILP’s Fourth Amended and Restated Limited Partnership Agreement, which we refer to as the LILP Partnership Agreement.
•Admission as General Partner. Under the LILP Partnership Agreement, Lincoln International, Inc. will become the general partner of LILP. As its general partner, we will be able to control all of the day-to-day business affairs and decision-making of LILP without the approval of any other partner. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of LILP and daily management of LILP’s business. Pursuant to the terms of the LILP Partnership Agreement, we cannot be removed or replaced as the general partner of LILP except by our resignation, which may be given at any time by written notice to the partners.
•Compensation, Fees and Expenses. We will not be entitled to compensation for our services as the general partner of LILP. We will be entitled to reimbursement by LILP for reasonable fees and expenses incurred on behalf of LILP, including all expenses associated with the Organizational Transactions, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.
•Distributions. The LILP Partnership Agreement will require “tax distributions” (as that term is used in the agreement), to be made by LILP to its partners, except to the extent such distributions would render LILP insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis to each partner of LILP, including us, pro rata in accordance with economic interests and based on such partner’s allocable share of the taxable income of LILP and an assumed tax rate that will be determined by us, as described below. For this purpose, each partner’s allocable share of Lincoln International, Inc.’s taxable income shall be net of its allocable share of taxable losses of LILP. The assumed tax rate for purposes of determining tax distributions from LILP to its partners will be the highest combined U.S. federal, state, and local tax rate that may potentially apply to any one of LILP’s partners, regardless of the actual final tax liability of any partner; provided, however, that tax distributions will be made in an amount sufficient to allow Lincoln International, Inc. to pay its actual tax liability and any amounts due with respect to the Tax Receivable Agreement. The LILP Partnership Agreement will also allow for cash distributions to be made by LILP (subject to our sole discretion as the sole general partner of LILP) to its partners on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect LILP may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render LILP insolvent or are otherwise prohibited by law, or any of our future debt agreements.
•Transfer Restrictions. The LILP Partnership Agreement generally does not permit transfers of common units by partners, without the consent of the general partner of LILP, except for transfers pursuant to the common unit redemption rights and participation rights described below and other limited exceptions. The LILP Partnership Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that LILP is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the LILP Partnership Agreement, an LILP Partner will be required to simultaneously transfer shares of Class B common stock or Class C common stock, as applicable, to such transferee equal to the number of common units that were transferred to such transferee in such permitted transfer, it being understood that the only permitted holders of Class C common stock are the LILP Controlling Partners and certain of their permitted transferees as set forth in the LILP Partnership Agreement.
The LILP Partnership Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Lincoln International, Inc. Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of common units shall be permitted to participate in such Lincoln International, Inc. Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Lincoln International, Inc. Offer. If a Lincoln International, Inc. Offer is proposed by Lincoln International, Inc., then Lincoln International, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such common units to participate in such Lincoln International, Inc. Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of common units be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Lincoln International, Inc. Offer.
Any transferee of common units must assume, by operation of law or by executing a joinder to the LILP Partnership Agreement, all of the obligations of a transferring partner with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the LILP Partnership Agreement even if the transferee is not admitted as a partner of LILP. A partner shall remain as a partner with all rights and obligations until the transferee is accepted as substitute partner in accordance with the LILP Partnership Agreement.
•Recapitalization. The LILP Partnership Agreement will recapitalize the units currently held by the existing partners of LILP into a new single class of common units. The LILP Partnership Agreement will also reflect a split of common units such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discount and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro-rata share of the net profits and net losses and distributions of LILP.
•Maintenance of One-to-One Ratio Between (i) Shares of Class A Common Stock and Common Units Owned by the Company and (ii) Shares of Class B Common Stock or Class C Common Stock and Common Units Owned by the LILP Partners. Except as otherwise determined by us, the LILP Partnership Agreement requires LILP to take all actions with respect to its common units, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we and LILP at all times maintain a ratio of one common unit owned by us and our subsidiaries, collectively, for each share of Class A common stock issued and outstanding, and (2) we and LILP at all times maintain a one-to-one ratio between the aggregate number of shares of Class B common stock and Class C common stock issued and outstanding and the number of common units owned collectively by the LILP Partners and their permitted transferees, it being understood that the only permitted holders of Class C common stock are the LILP Controlling Partners and certain of their permitted transferees as set forth in the LILP Partnership Agreement. This ratio requirement disregards (1) shares of our Class A common stock issuable pursuant to unvested awards granted under our equity incentive plans and with respect to which an election under Section 83(b) of the Code has not been made, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon exercise or exchange thereof, to the equity capital of LILP. In addition, the Class A common stock ratio requirement disregards all common units at any time held by any other person, including the LILP Partners and the holders of options over common units. If we issue, transfer or deliver from treasury stock or repurchase or redeem shares of Class A common stock, we, as the general partner of LILP, have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the number of outstanding common units we and our subsidiaries own, collectively, equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock, we, as the general partner of LILP, have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we and our subsidiaries, collectively, hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption), in each case, equity interests in LILP which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. LILP is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the common units that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of common units owned by us and our subsidiaries, collectively, and the number of outstanding shares of our Class A common stock and (2) our Class B common stock and Class C common stock to maintain at all times a one-to-one ratio between the number of common units owned by the LILP Partners and their permitted transferees, collectively, and the number of outstanding shares of our Class B common stock and Class C common stock, as applicable. If we or any of our subsidiaries holds a material amount of cash (or obligations of LILP or its subsidiaries in respect of loans made by us or our subsidiaries thereto) (which we refer to, collectively, as “Excess Assets”) in excess of any monetary obligations we reasonably anticipate, we may, in our sole discretion, take, or cause to be taken, any actions with respect to any such Excess Assets and make, or cause to be made, any corresponding adjustments to our or LILP’s respective capitalization as we in good faith determine to be fair and reasonable to our stockholders and the LILP Partners and their permitted transferees to preserve the one-to-one ratios and intended economic effect and provisions of the LILP Partnership Agreement (including contributing any such Excess Assets to LILP and causing LILP to recapitalize its common units to reflect such contribution and maintain such one-to-one ratios, resulting in a pro rata reduction in the common units and corresponding shares of our Class B common stock and/or Class C common stock held by the members of LILP other than us).
•Issuance of Common Units upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us (as opposed to options issued by LILP), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from LILP a number of common units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons who are not officers or employees of LILP or its subsidiaries, we will make, or be deemed to make, a capital contribution in LILP equal to the aggregate value of such shares of Class A common stock and LILP will issue to us a number of common units equal to the number of shares issued. When we issue shares of Class A common stock in settlement of stock options granted to persons who are officers or employees of LILP or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to LILP (or the applicable subsidiary of LILP) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of LILP or its subsidiaries, on each applicable vesting date we will be deemed to have sold to LILP (or such subsidiary) the number of vested shares at a price equal to the market price per share, LILP (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in LILP equal to the purchase price for such shares in exchange for an equal number of common units.
•Dissolution. The LILP Partnership Agreement will provide that the consent of Lincoln International, Inc. as the general partner of LILP and partners holding a majority of the common units then outstanding (excluding common units held directly or indirectly by us) will be required to voluntarily dissolve LILP. In addition to a voluntary dissolution, LILP will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up LILP; (2) second, to pay debts and liabilities owed to creditors of LILP, other than partners; (3) third, to pay debts and liabilities owed to the partners (other than payments or distributions owed to the partners in their capacity as such pursuant to the LILP Partnership Agreement); and (4) fourth, to the partners pro-rata in accordance with their respective percentage ownership interests in LILP (as determined based on the number of common units held by a partner relative to the aggregate number of all outstanding common units).
•Confidentiality. We, as general partner, and each partner agree to maintain the confidentiality of LILP’s confidential information. This obligation excludes information independently obtained or developed by the partners, information that is in the public domain or otherwise disclosed to a partner, in either such case not in violation of a confidentiality obligation of the LILP Partnership Agreement or approved for release by written authorization of the Chief Executive Officer or the General Counsel of either Lincoln International, Inc. or LILP.
•Indemnification. Subject to certain limitations and exceptions, the LILP Partnership Agreement will provide for indemnification of the LILP Partners and their affiliates, the general partner and certain directors, officers, employees or other agents of the general partner, and directors, managers, officers, employees or other agents of Lincoln International, Inc.
•Common Unit Redemption Right. The LILP Partnership Agreement will provide a redemption right to the LILP Partners which will entitle them to have their common units redeemed for, at our election (determined solely by a majority of our directors who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to the price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or to the extent there is cash available from a secondary offering, a cash payment equal to a (i) volume-weighted average market price of one share of Class A common stock for each common unit so redeemed or (ii) in the case that the cash is from a related sale of stock by us, the net proceeds per share from such sale, in each case in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. (or a subsidiary thereof) of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may exercise such redemption right, subject to any applicable LILP Lock-Up Period and certain exceptions, for as long as their common units remain outstanding. In connection with the exercise of the redemption or exchange of common units (1) the LILP Partners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging LILP Partner, and such surrendered shares of our Class B common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged, (2) the LILP Controlling Partners will be required to surrender a number of shares of our Class C common stock registered in the name of such redeeming or exchanging LILP Controlling Partner, and such surrendered shares of our Class C common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged and (3) all redeeming LILP Partners will surrender common units to LILP for cancellation.
Each LILP Partner’s redemption rights will also be subject to customary limitations, including a minimum redemption amount of common units, a quarterly redemption limitation and the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such LILP Partner and the absence of any liens or encumbrances on such common units redeemed. Additionally, in the case we elect a cash settlement, such LILP Partner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such LILP Partner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such LILP Partner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such LILP Partner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such LILP Partner is in possession of any material non-public information concerning us, the receipt of which results in such LILP Partner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such LILP Partner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; or (8) the redemption date would occur three business days or less prior to, or during, a black-out period.
The LILP Partnership Agreement will require that in the case of a redemption by an LILP Partner we contribute cash or shares of our Class A common stock, as applicable, to LILP in exchange for an amount of newly issued common units that will be issued to us equal to the number of common units redeemed from such LILP Partner. LILP will then distribute the cash or shares of our Class A common stock, as applicable, to such LILP Partner to complete the redemption. In the event of an election by an LILP Partner, we may, at our option, effect a direct exchange by Lincoln International, Inc. of cash or our Class A common stock, as applicable, for such common units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of common units that we own equals the number of our outstanding shares of Class A common stock (subject to exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
•Amendments. In addition to other requirements, our consent, as general partner, and the consent of partners holding a majority of the common units then outstanding (excluding common units held directly or indirectly by us) will generally be required to amend or modify the LILP Partnership Agreement.
Lock-Up Agreements
The Other Senior Professionals and Messrs. Lawson, Barr and Brown are subject to lock-up agreements with us, under which their Lock-Up Shares will generally be subject to a lock-up period that is substantially the same as the LILP Lock-Up Period.
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Related Person Transaction Policy and Procedures
Our board of directors will adopt a related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any existing or proposed transaction, arrangement or relationship, or any series of similar existing or proposed transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant known facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction arose in the ordinary course of business, and the extent of the related person’s interest in the transaction, taking into account the conflicts of interest and corporate opportunity provisions of our organizational documents and code of business conduct and ethics. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock (1) immediately following the consummation of the Organizational Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
•each person known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class C common stock;
•each of our directors and director nominees;
•each of our named executive officers;
•all of our executive officers, directors and director nominees as a group; and
•each of the selling stockholders.
As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each common unit (other than common units held by us) is redeemable from time to time at each holder’s option for, at our election (determined solely by a majority of our directors who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit so redeemed, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. (or a subsidiary thereof) of such Class A common stock or such cash, as applicable, for such common units.
After the expiration or earlier termination of any applicable LILP Lock-Up Period, the LILP Non-controlling Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” In connection with this offering, we will issue to each LILP Non-controlling Partner, for nominal consideration, one share of Class B common stock for each common unit such LILP Non-controlling Partner will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of common units the LILP Non-controlling Partners will own immediately after the Organizational Transactions. See “Our Organizational Structure.”
After the expiration or earlier termination of any applicable LILP Lock-Up Period, the LILP Controlling Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” In connection with this offering, we will issue to each LILP Controlling Partner, for nominal consideration, one share of Class C common stock for each common unit such LILP Controlling Partner will own. As a result, the number of shares of Class C common stock listed in the table below correlates to the number of common units the LILP Controlling Partners will own immediately after the Organizational Transactions. See “Our Organizational Structure.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of                    , 2026, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect

to the Organizational Transactions and before this offering is computed on the basis of                     shares of our Class A common stock outstanding,                   shares of our Class B common stock outstanding and                   shares of our Class C common stock outstanding. The percentage ownership of each individual or entity after the Organizational Transactions and after this offering (assuming no exercise of the underwriters’ option to purchase                additional shares of Class A common stock in this offering) is computed on the basis of                   shares of our Class A common stock outstanding,                  shares of our Class B common stock outstanding and                   shares of our Class C common stock outstanding. The percentage ownership of each individual or entity after the Organizational Transactions and after this offering (assuming full exercise of the underwriters’ option to purchase                additional shares of Class A common stock in this offering) is computed on the basis of                   shares of our Class A common stock outstanding,                  shares of our Class B common stock outstanding and                   shares of our Class C common stock outstanding. The table below does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock. Unless otherwise indicated, the address of all listed stockholders is                   .
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned			Class C Common Stock Beneficially Owned			Combined Voting Power (1)
Name of Beneficial Owner	After Giving Effect to the Organizational Transactions and Before this Offering	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Organizational Transactions and Before this Offering	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Organizational Transactions and Before this Offering	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)
	Number%	Number%	Number%	Number%	Number%	Number%	Number%	Number%	Number%	%	%
5% Stockholders
Named Executive Officers, Directors and Director Nominees
Lawrence James Lawson III
Robert T. Brown
Eric D. Malchow
Robert B. Barr
M. Christie Smith, Ph.D
John W. Oleniczak
Theodore J. Heidloff
Kristin M. Marvin
Mary R. Weber
All executive officers, directors and director nominees as a group (nine persons)
Selling Stockholders
__________________
*Less than 1%.

(1) Represents the voting power with respect to all shares of our Class A common stock, Class B common stock and Class C common stock, voting as a single class. Each share of Class A common stock and Class B common stock will be entitled to one vote per share and each share of Class C common stock will be entitled to ten votes per share. For more information, see “Description of Capital Stock—Common Stock.”

DESCRIPTION OF CAPITAL STOCK
General
At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
•shares of Class A common stock, par value $0.00001 per share;
•shares of Class B common stock, par value $0.00001 per share;
•shares of Class C common stock, par value $0.00001 per share; and
•shares of preferred stock, par value $0.00001 per share.
The following summary describes the material provisions of our capital stock and provisions of our amended and restated certification of incorporation and our amended and restated bylaws, each of which will become effective in connection with this offering, and the General Corporation Law of the State of Delaware and are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the remaining funds of the Company available for distribution will be divided among the holders of all outstanding shares of our Class A common stock, Class B common stock and Class C common stock such that (i) the holders of shares of our Class B common stock will be entitled to receive only $0.00001 per share, and upon receiving such amount, such holders of shares of our Class B common stock will not be entitled to receive any other assets or funds of the Company, (ii) the holders of shares of our Class C common stock will be entitled to receive only $0.00001 per share, and upon receiving such amount, such holders of shares of our Class C common stock will not be entitled to receive any other assets or funds of the Company, and (iii) the holders of shares of our Class A common stock will share ratably in any such remaining assets and funds in proportion to the number of shares held by each such stockholder.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock
Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.
Shares of Class B common stock may only be held by the LILP Partners and will be initially held by the LILP Non-controlling Partners. Shares of Class B common stock will be issued in the future only in connection with (i) new issuances of common units by LILP to maintain a one-to-one ratio between the aggregate number of shares of Class B common stock and Class C common stock issued and outstanding and the number of common units owned collectively by the LILP Partners and their permitted transferees and (ii) the conversion of shares of Class C common stock to Class B common stock pursuant to our amended and restated certificate of incorporation. Shares of Class B common stock are transferable only together with an equal number of common units. Only permitted transferees of common units held by the LILP Partners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” Shares of Class B common stock will be redeemed in exchange for shares of Class A common stock on a one-for-one basis upon the death or incapacitation of any LILP Non-controlling Partner holding such shares of Class B common stock. Shares of Class B common stock transferred to Lincoln International, Inc. pursuant to our amended and restated certificate of incorporation or upon the redemption or exchange of their corresponding common units pursuant to the terms of the LILP Partnership Agreement will be canceled and may not be reissued.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock and Class C common stock as a single class on all matters presented to our stockholders for their vote or approval, except for amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Holders of our Class B common stock, as stockholders, do not have any right to receive dividends, other than dividends declared by the Board of Directors in connection with a “poison pill” or similar stockholder rights plan or the right to receive $0.00001 per share of Class B common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription or conversion rights with respect to such shares of Class B common stock. There will be no sinking fund provisions applicable to the Class B common stock. Upon the redemption or exchange of common units (together with a corresponding number of shares of Class B common stock) for Class A common stock, the shares of Class B common stock will be automatically transferred to Lincoln International, Inc. for no consideration and will be canceled and no longer outstanding. Such shares of Class B common stock may not be reissued. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends (other than as described above) or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights (except for payments in cash in lieu of receipt of fractional stock) will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.
Upon the consummation of the Organizational Transactions, the LILP Non-controlling Partners will own, in the aggregate, all outstanding shares of our Class B common stock.
Class C Common Stock
Each share of our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally.
Shares of Class C common stock will be held by the LILP Controlling Partners and will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the aggregate number of shares of Class B common stock and Class C common stock issued and outstanding and the number of common units owned collectively by the LILP Partners and their permitted transferees. Shares of Class C common stock are transferable only together with an equal number of common units. Only permitted transferees of common units held by the LILP Controlling Partners will be permitted transferees of Class C common stock. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” Shares of Class C common stock will be converted to shares of

Class B common stock on a one-for-one basis (i) upon the occurrence of the Sunset Date, (ii) upon the death or incapacitation of any LILP Controlling Partner holding such shares of Class C common stock and (iii) in connection with transfers of Class C common stock to transferees that are not permitted owners of Class C common stock or that cease to be permitted owners of Class C common stock. Shares of Class C common stock transferred to Lincoln International, Inc. pursuant to our amended and restated certificate of incorporation or upon the redemption or exchange of their corresponding common units pursuant to the terms of the LILP Partnership Agreement will be canceled and may not be reissued.
Holders of shares of our Class C common stock will vote together with holders of our Class A common stock and Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Holders of our Class C common stock, as stockholders, do not have any right to receive dividends, other than dividends declared by the Board of Directors in connection with a “poison pill” or similar stockholder rights plan or the right to receive $0.00001 per share of Class C common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class C common stock do not have preemptive or subscription rights with respect to such shares of Class C common stock. There will be no redemption or sinking fund provisions applicable to the Class C common stock. Upon the redemption or exchange of common units (together with a corresponding number of shares of Class C common stock) for Class A common stock, the shares of Class C common stock will be automatically transferred to Lincoln International, Inc. for no consideration and will be canceled and no longer outstanding. Such shares of Class C common stock may not be reissued. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class C common stock (1) any rights to receive dividends (other than as described above) or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights (except for payments in cash in lieu of receipt of fractional stock) will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.
Upon the consummation of the Organizational Transactions, the LILP Controlling Partners will own, in the aggregate, all outstanding shares of our Class C common stock. Immediately after this offering, holders of shares of our Class A common stock and Class C common stock will represent approximately          % and          %, respectively, of the voting interest in Lincoln International, Inc. (or         % and          %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full in this offering). If all shares of Class C common stock are exchanged for Class A common stock or Class B common stock, at a one-to-one ratio immediately after this offering, holders of our Class A common stock would represent approximately          % or          %, respectively, of the voting interest in Lincoln International, Inc. (or          % or          %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full in this offering).
Preferred Stock
Upon the consummation of the Organizational Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective in connection with the Organizational Transactions, the total of our authorized shares of preferred stock will be              shares. Upon the consummation of the Organizational Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective in connection with the Organizational Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Forum Selection
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of

Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. See “Dividend Policy.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Offering Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the NYSE or any preferred stock designation. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—LILP Partnership Agreement—Agreement in Effect Upon Consummation of the Organizational Transactions,” funding of redemptions of common units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation will also provide that subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed (i) prior to the Sunset Date, with or without cause by the affirmative vote of a majority of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors and (ii) from and after the Sunset Date, only for cause by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Stockholder Action by Consent
Our amended and restated certificate of incorporation will provide that prior to the Sunset Date, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, are signed by the holders of our outstanding shares of the Company representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of the Company entitled to vote thereon were present and voted and such consent is delivered to us in accordance with applicable law. However, from and after the Sunset Date, any action required or permitted to be taken at any annual or special meeting of stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by consent in lieu of a meeting; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable preferred stock designation.

Special Meetings of Stockholders
Our amended and restated bylaws will provide that a special meeting of our stockholders may be called only by the chairperson of the board of directors, pursuant to a resolution adopted by a majority of the whole board of directors or, prior to the Sunset Date, by our secretary (or other officer or the board of directors), upon the request of the stockholders holding a majority of the voting power of the Company.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and provide us with information on the timeframe set forth in the amended and restated bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting and at the time of the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nominations before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that, from and after the Sunset Date, certain provisions of our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of all outstanding shares of stock entitled to vote, voting together as a single class.
Our amended and restated bylaws may be adopted, amended or repealed by (i) a majority vote of our whole board of directors, (ii) prior to the Sunset Date, stockholders holding a majority of the voting power of the Company, voting together as a single class, or (iii) from and after the Sunset Date, stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Company, voting together as a single class.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Organizational Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.
Trading Symbol and Market
We have applied to list our Class A common stock on the NYSE under the symbol “LCLN.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of common units of the LILP Partners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock, assuming the issuance of              shares of Class A common stock offered by us and the selling stockholders in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
None of the shares of Class A common stock issued in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, each common unit held directly or indirectly by the LILP Partners will be redeemable, subject to the expiration or earlier termination of any applicable LILP Lock-Up Period, at the election of each LILP Partner, for, at our election, (i) newly issued shares of our Class A common stock on a one-for-one basis, (ii) in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to the price per share for which shares of Class A common stock are sold in this offering less the underwriters’ discounts, or (iii) to the extent there is cash available from a secondary offering, a cash payment equal to a volume-weighted average market price of one share of Class A common stock for common unit so redeemed, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. (or a subsidiary thereof) of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” Upon consummation of the Organizational Transactions, the LILP Partners will hold              common units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.
Lock-Up Agreements
Underwriting Agreement
We, our officers and directors and holders of substantially all of our outstanding capital stock have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as the representatives of the underwriters, we and they will not, subject to exceptions, during the period ending 180 days after the date of this prospectus (the “Underwriter Lock-Up Period”):
•offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock (such shares of Class A common stock, options, rights, warrants or other securities, collectively, “Underwriter Lock-Up Securities”);
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Underwriter Lock-Up Securities, whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise;
•make any demand for or exercise any right with respect to the registration of any Underwriter Lock-Up Securities; or
•otherwise publicly announce any intention to engage in or engage in or cause any action or activity described above or transaction or arrangement described above.
Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their sole discretion as representatives, may release the Underwriter Lock-Up Securities in whole or in part at any time. These agreements are subject to exceptions described under “Underwriting.”
Members of Blocker Companies and Stockholders of LI GP, Inc.
The Other Senior Professionals and Messrs. Lawson, Barr and Brown are subject to lock-up agreements with us, under which their Lock-Up Shares will generally be subject to a lock-up period of two years following the date of effectiveness of this registration statement, after which their Lock-Up Shares will become transferable in three equal installments on each of the second, third and fourth anniversary of date of effectiveness of this registration statement.
LILP Partnership Agreement
Under the LILP Partnership Agreement, the Lock-Up Common Units held by the LILP Partners are subject to substantially the same lock-up period as the Other Senior Professionals and Messrs. Lawson, Barr and Brown, upon the expiration or earlier termination of which the LILP Partners may redeem their common units in exchange for Class A common stock.
Upon the expiration of the applicable lock-up periods, substantially all of the shares of Class A common stock subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of our Class A common stock then outstanding; or
•the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to certain outstanding stock options and Class A common stock issued or issuable under the 2026 Plan.
Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions, and the lock-up agreements and market standoff restrictions described above, if applicable. See “Executive and Director Compensation—Equity Incentive Plans” for a description of the 2026 Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. If we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to purchase up to an additional          shares of Class A common stock from us and          shares of Class A common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Class A common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Initial Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses
Underwriting discounts and commissions paid by the selling stockholders
Proceeds to the selling stockholders, before expenses
Total	$	$	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our officers and directors and the holders of substantially all of our outstanding capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of, hedge, make any demand for registration or otherwise publicly announce any intention to do any of the foregoing with respect to the Underwriter Lock-Up Securities during the Underwriter Lock-Up Period. The restrictions imposed by the lock-up agreements with the underwriters, as described in described in “Shares Eligible for Future Sale—Lock-Up Agreements—Underwriting Agreement,” are subject to certain exceptions, including with respect to:
(a)transfers of the holder’s Underwriter Lock-Up Securities: (i) in the initial public offering pursuant to the underwriting agreement, (ii) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes; (iii) upon death by will, testamentary document or the laws of intestate succession; (iv) (A) if the holder is a natural person, to any member of the holder’s immediate family or to any trust for the direct or indirect benefit of the holder or the holder’s immediate family or (B) if the holder is a trust, to a trust or, trustee or beneficiary of the trust or the estate of a beneficiary of such trust; (v) to a corporation, partnership, limited liability company or other entity of which the holder and the holder’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above;
(b)if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) transfers to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the holder, or to any investment fund or other entity which fund or entity is controlling, controlled by, managing or managed by or under common control with the holder or affiliates of the holder, or (B) as part of a distribution, transfer or disposition by the holder to its shareholders, limited stockholders, partners, general partners, limited liability company members or other equityholders or to the estate of any such shareholders, limited stockholders, partners, general partners, limited liability company members or other equityholders;
(c)transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court or regulatory agency order;
(d)transfers to us from our employee upon death, disability or in connection with termination of employment, in each case, of such employee;
(e)if the holder is not an officer or director of the Company, transfers in connection with a sale of the holder’s shares of Class A common stock acquired (A) from the underwriters in the offering or (B) in open market transactions after the closing date of this offering;
(f)transfers to us in connection with the vesting, settlement or exercise of RSUs, shares of restricted stock, options, warrants or other rights to purchase shares of Class A common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest or settle during the Underwriter Lock-Up Period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion or exchange of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, each as describe herein, or pursuant to the terms of convertible or exchangeable securities, as applicable, provided that any securities received upon such vesting, settlement, exercise or conversion that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement;
(g)transfers to the Company in connection with the conversion, exchange or reclassification of the outstanding equity securities of the Company into shares of common stock, or any reclassification, exchange or conversion of the common stock, provided that any such shares of common stock received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement;
(h)transfers in “sell to cover” or similar open market transactions (including, without limitation, sales pursuant to any written plan meeting the requirements of Rule 10b5-1 under the Exchange Act, relating to the transfer, sale or other disposition of the undersigned’s Underwriter Lock-Up Securities) during the Underwriter Lock-Up Period to satisfy tax withholding obligations as a result of the exercise, vesting and/or settlement of Company equity awards (including options and RSUs) held by the undersigned and issued pursuant to a plan or arrangement described in the Prospectus, provided that, if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such “sell to cover” transaction shall be legally required during the Underwriter Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transaction;
(i)the exchange of the holder’s securities issued by LILP for securities of the Company solely in connection with, and as contemplated by, the Organizational Transactions; or
(j)transfers made with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters;
provided that (A) in the case of clauses (a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(v), (a)(vi) and (f) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (a)(ii), (a)(iii), (a)(iv), (a)(v), (a)(vi) and (b) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock up agreement in the form of the lock-up agreement, (C) in the case of clauses (a)(ii), (a)(iii), (a)(iv), (a)(v), (a)(vi) and (d) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Underwriter Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (b), (c), (e) and (g) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Underwriter Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (1) the circumstances of such transfer or distribution and (2) in the case of a transfer or distribution pursuant to clauses (a)(i) or (b) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement;
(k)entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the holder’s Underwriter Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Underwriter Lock-Up Period (except to the extent otherwise allowed pursuant to the lock-up agreement) and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made (whether by or on behalf of the holder, the Company or any other party) regarding, or that otherwise discloses, the establishment of such plan during the Underwriter Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Underwriter Lock-Up Period, such filing, report or announcement shall clearly indicate that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Underwriter Lock-Up Period; and
(l)transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control of the Company (as defined in the lock-up agreement); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the holder’s Underwriter Lock-Up Securities shall remain subject to the provisions of the lock-up agreement.
Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their discretion, release any of the securities subject to the lockup agreements with the underwriters at any time, subject to applicable notice requirements.
Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the shares of our Class A common stock on the NYSE under the symbol “LCLN.”
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                million.
We will also agree to reimburse the underwriters for expenses relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We and the selling stockholders will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investments and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each member state of the EEA (each, a “Relevant Member State”), an offer to the public of any Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Class A common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under Article 2 of the EU Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of shares of Class A common stock shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the EU Prospectus Regulation and each person who initially acquires any Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, as so defined or in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire Class A common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
An offer to the public of any Class A common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any Class A common stock may be made at any time under the following exemptions under the POATRs:
(a)to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(b)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom, subject to obtaining the prior consent of the representatives for any such offer; or

(c)in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
Each person who initially acquires any Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of paragraph 15 of Schedule 1 to the POATRs.
In the case of any Class A common stock being offered to a financial intermediary, each such financial intermediary will also be deemed to have represented, warranted and agreed that the Class A common stock acquired by it in the offer will not be offered or resold by it in any circumstances which may constitute a public offer of securities in the United Kingdom for the purposes of the POATRs and PRM, other than in reliance on an exemption under Part 1 of Schedule 1 to the POATRs (including offers being made solely to qualified investors, as so defined).
We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire Class A common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024, as amended, and the expression “PRM” means the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook.
This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (A)-(B) together being referred to as “relevant persons”). The Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.
Canada
The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

(Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Switzerland
The Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company or our common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors (within the meaning of section 708 of the Corporations Act), who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of our Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. the securities may only be offered to Brazilian professional investors (as defined by applicable CVM Regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

VALIDITY OF CLASS A COMMON STOCK
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.
EXPERTS
The financial statement of Lincoln International, Inc. as of December 31, 2025 and 2024, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Lincoln International, LP as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of MarshBerry Holding Company, LLC as of October 30, 2025 and December 31, 2024, and for the ten-month period ended October 30, 2025 and the year ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be accessed through the SEC’s website at www.sec.gov, as further discussed below.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.lincolninternational.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS
Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Lincoln International, Inc.
Opinion on the Financial Statement
We have audited the accompanying balance sheets of Lincoln International, Inc. (the "Company") as of December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
March 23, 2026
Chicago, Illinois
We have served as the Company's auditor since 2022.

Lincoln International, Inc.
BALANCE SHEETS AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024

December 31,
(USD in thousands)	2025	2024
Assets
Cash	—	$—
Total assets	—	$—

Stockholder’s equity
Common Stock, $0.0001 par value per share, 100 shares authorized	$—	$—
Total stockholder’s equity	$—	$—
The accompanying notes are an integral part of the financial statement.

LINCOLN INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENT
Note 1. Organization
Lincoln International, Inc. (the “Company”) was formed as a Delaware corporation on April 6, 2022. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Lincoln International LP and its subsidiaries. Upon successful completion of a public offering, the Company is expected to operate and control all of the business and affairs of Lincoln International LP, and subsidiaries and through Lincoln International LP, and subsidiaries, continue to conduct the business.
Note 2. Basis of Presentation and Significant Accounting Policies
The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB). Separate statement of operations, comprehensive income, changes to stockholders equity, and cash flow have not been presented because there have been no activities in this entity as of December 31, 2025.
Use of estimates: The preparation of the Company’s financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Note 3. Common Stock
As of December 31, 2025, the Company was authorized to issue 100 shares of common stock, par value $0.0001 per share.
Note 4. Subsequent Events
The Company has evaluated subsequent events through March 23, 2026. The Company has concluded that no subsequent events have occurred that require disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Managing Directors of Lincoln International, LP and Subsidiaries:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lincoln International, LP and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Chicago, Illinois
March 23, 2026
We have served as the Company's auditor since 2020.

Lincoln International, LP and Subsidiaries
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025

(USD in thousands)	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$320,169	$225,638
Restricted cash	4,658	3,350
Receivables:
Client accounts receivable, net of allowance	160,225	114,352
Related party receivables	28,583	21,695
Total receivables	188,808	136,047
Prepaid expenses	17,458	10,943
Income tax receivable	2,620	2,136
Other assets	9,393	7,086
Furniture, equipment and leasehold improvements, net	57,597	58,065
Other intangible assets, net	115,903	16,067
Deferred tax assets	9,525	5,083
Goodwill	274,470	59,887
Right-of-use lease asset	117,537	115,859
Total assets	$1,118,138	$640,161
Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$108,921	$37,179
Long-term debt	270,374	—
Compensation payable	138,404	85,385
Income tax payable	9,770	7,270
Deferred revenue	2,737	1,085
Deferred tax liability	481	4,811
Lease liability	148,845	150,005
Total liabilities	679,532	285,735
Commitments and contingencies (Note 9)
Redeemable noncontrolling interests	7,420	—
Equity:
Partners’ equity	431,186	350,829
Noncontrolling interests	—	3,597
Total equity	431,186	354,426
Total liabilities and equity	$1,118,138	$640,161
See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Year Ended December 31,
(USD in thousands)	2025	2024
Revenues:
Client revenues	$772,051	$572,061
Reimbursed expenses	11,756	6,686
Total revenues	783,807	578,747
Expenses:
Compensation and related expenses	387,683	285,003
Travel, meals and entertainment	27,068	23,730
Rent and occupancy	30,182	27,051
Recruiting and training	7,286	9,323
Information technology and communication services	18,738	17,036
Consulting and professional service fees	25,618	19,640
Depreciation and amortization	37,803	13,890
Other operating expenses, net	33,509	24,887
Total expenses	567,887	420,560
Total operating income	215,920	158,187
Other income, net of other expenses	3,934	9,296
Income before income taxes	219,854	167,483
Provision for income taxes	5,721	3,889
Net income	214,133	163,594
Less: Net income attributable to non-controlling interests	—	2,855
Net income attributable to Lincoln International LP	$214,133	$160,739
Other comprehensive income:
Foreign currency translation adjustment	5,169	(4,112)
Comprehensive income	$219,302	$159,482
See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(USD in thousands)	Partner Equity	Non-Controlling Interest	Total Equity
Balance as of January 1, 2024	$329,612	$886	$330,498
Net income	160,739	2,855	163,594
Other comprehensive income—cumulative translation adjustment	(3,968)	(144)	(4,112)
Comprehensive income	156,771	2,711	159,482
Contributions and other	17,842	—	17,842
Distributions	(153,396)	—	(153,396)
Balance as of December 31, 2024	$350,829	$3,597	$354,426

Balance as of January 1, 2025	$350,829	$3,597	$354,426
Net income	214,133	—	214,133
Other comprehensive income—cumulative translation adjustment	5,169	—	5,169
Comprehensive income	219,302	—	219,302
Contributions and other	16,315	—	16,315
Distributions	(173,977)		(173,977)
Repurchase of noncontrolling interests	3,597	(3,597)	—
Issuance of units in acquisition	15,120	—	15,120
Balance as of December 31, 2025	$431,186	$—	$431,186
See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Year Ended December 31,
(USD in thousands)	2025	2024
Cash flows from operating activities
Net income	$214,133	$163,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,803	13,890
Deferred income taxes, net	(8,465)	(3,789)
Non-cash compensation expense	6,156	2,001
Provision for credit loss	4,380	3,590
Non-cash lease expense	14,543	12,681
Other non -cash activity	347	172
Payment of liabilities assumed in acquisition	(74,866)	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,475	(55,665)
Related party receivables	(7,788)	3,719
Accrued and other receivables	(88)	3,739
Prepaid expenses	(2,603)	(1,231)
Income tax receivable	(252)	(1,219)
Other assets	(3,199)	(832)
Accounts payable and accrued expenses	10,550	1,679
Compensation payable	40,412	17,716
Income tax payable	1,777	3,487
Deferred revenue	(346)	383
Lease liability	(17,644)	(14,576)
Net cash provided by operating activities	216,325	149,339
Cash flows from investing activities
Purchases of furniture, equipment and leasehold improvements	(1,888)	(8,611)
Cash paid for acquisition, net of cash acquired	(230,544)	(5,261)
Net cash used in investing activities	(232,432)	(13,872)
Cash flows from financing activities
Distribution to non-controlling interests	(2,340)	—
Distributions to partners	(173,977)	(153,396)
Contributions and other	10,160	3,453
Payment of debt issuance costs	(4,675)	—
Proceeds from long-term debt	275,000	—
Payment on long-term debt	(63)	—
Proceeds from line of credit	25,200	—
Repayment on line of credit	(25,200)	(22,000)
Net cash flow from financing activities	104,105	(171,943)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	7,841	(3,757)

	For the Year Ended December 31,
(USD in thousands)	2025	2024
Net increase (decrease) in cash, cash equivalents and restricted cash	95,839	(40,233)
Cash, cash equivalents and restricted cash, beginning of year	228,988	269,221
Cash, cash equivalents and restricted cash, end of year	$324,827	$228,988
SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for income taxes	$13,206	$4,378
See Notes to Consolidated Financial Statements.

LINCOLN INTERNATIONAL, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR YEARS ENDED DECEMBER 31, 2025 AND 2024
Note 1.Nature of Operations and Significant Accounting Policies
Nature of operations: Lincoln International, LP (the “Parent”), together with its consolidated domestic and foreign subsidiaries and affiliates (collectively, the “Company”), is a multinational investment banking advisory firm focused on the private capital markets. The Company provides merger and acquisition advisory, capital advisory, private funds advisory, valuation advisory and other related services to private equity firms, public corporations, and privately-owned companies worldwide. The Company offers its services through more than thirty offices across 14 countries throughout the Americas, Europe, Middle East and Asia.
Partnership Agreement: The Parent is a Delaware limited partnership and the General Partner of the Parent is LI GP, Inc., a Delaware corporation. Partner contributions, distributions and income allocations are governed by the Parent’s Partnership Agreement.
Accounting policies: The Company follows generally accepted accounting principles in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. The following is a summary of the Company’s significant accounting policies:
Principles of consolidation: The consolidated financial statements include the accounts of the Parent and its wholly-owned and majority-owned subsidiaries. The equity method of accounting is used for investments in affiliates over which the Company has significant influence but does not have control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.
Intercompany accounts and transactions are eliminated in consolidation. Non-controlling interests are reported as a component of equity on the consolidated balance sheet.
Foreign currency translation: The financial statements of foreign subsidiaries and affiliates are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and average exchange rates for activity in the statements of comprehensive income and for the statements of cash flows. Equity transactions are translated at the exchange rate in effect on each related transaction date. Cumulative translation adjustments are included as a component of equity in the consolidated balance sheet. The local currency is the functional currency for the foreign subsidiaries and affiliates.
Use of estimates: The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include amounts deposited in money market accounts or money market instruments. The Company considers any portion of cash that cannot be withdrawn without prior notice or penalty to be restricted cash. (see Note 12: Credit Facility for a description of the Company’s restricted cash.)

As of December 31, 2025 and 2024, cash and restricted cash were as follows:

	December 31,
(USD in thousands)	2025	2024
Cash and cash equivalents, end of period	$320,169	$225,638
Restricted cash, end of period	4,658	3,350
Cash and cash equivalents and restricted cash, end of period	$324,827	$228,988
Fair value of financial instruments: Investments are recorded on the trade date and are reflected at fair value. Unrealized gains and losses are reflected in other income.
Revenue recognition: Client revenues are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company's client revenues generally consist of a success fee and may include a nonrefundable up-front fee. The Company may also receive milestone fees and opinion fees for select engagements.
The nonrefundable up-front fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company’s standard practice is to recognize this deferred revenue over eight months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a transaction is terminated or closed before the amount of the deferred revenue is fully recognized.
Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes milestone fee revenue when invoiced to the client since the performance obligation has been achieved.
The Company recognizes success fee revenue upon the satisfaction of the performance obligation, which generally occurs upon the successful closing of an engagement.
Transaction opinion engagement revenues generally consist of an up-front fee and an opinion fee. The Company has assessed the average life of a transaction opinion engagement as three weeks; therefore, its standard practice is to recognize the up-front fee revenue when it is invoiced. The opinion fee revenue is recognized when the opinion is delivered to the client upon completion of the opinion. At this time, the Company’s performance obligation is fulfilled, and the client obtains control of the promised service.
For the years ended December 31, 2025 and 2024, client revenues consists of:

	December 31,
(USD in thousands)	2025	2024
Success, advisory and opinion fees	$753,757	$554,872
Nonrefundable up-front and milestone fees	18,294	17,189
Total client revenues	$772,051	$572,061
Client revenues are presented before the impact of client reimbursed transaction expenses. Revenue related to client reimbursed deal expenses is presented separately under reimbursed expenses on the statement of comprehensive income. The expenses associated with reimbursed expenses are recognized as expenses on the statement of comprehensive income when incurred.
While the majority of the Company's revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable up-front fees received for which the performance obligation has not been satisfied.
Segments: The Company operates its business through its two operating and reportable segments: Investment Banking Advisory and Valuations and Opinions (see Note 2: Segments).

Accounts receivable: Accounts receivable primarily represents contract assets due from investment banking and advisory services and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowance for credit losses is determined on a case by case basis. As of December 31, 2025 and 2024, the balance of allowance for credit losses was $9.8 million and $4.8 million, respectively (see Note 8: Allowance for Credit Losses).
Furniture, equipment, and leasehold improvements: Fixed assets are recorded at cost less accumulated depreciation and amortization. Cost comprises purchase price and directly attributable costs of bringing the asset to its working condition for the intended use. Any trade discounts and rebates are deducted in arriving at the purchase price. Depreciation and amortization are computed under straight-line methods.

Computer equipment	3-10 years
Other equipment	3-10 years
Furniture	3-15 years
Leasehold improvements	Lease term
IT software	3-4 years
Accounts payable and accrued expenses: Accounts payable and accrued expenses for the years ended December 31, 2025 and 2024 were as follows:

	December 31,
(USD in thousands)	2025	2024
Accounts payable	$88,485	$14,264
Accrued expenses	20,436	22,915
Total accounts payable and accrued expenses	$108,921	$37,179
__________________
(1)The increase in accounts payable is primarily attributable to the acquisition of MarshBerry Holding Company, LLC and its subsidiaries (see Note 14: Business Combinations).
Income taxes: The Company files tax returns in all appropriate jurisdictions, which include federal, state, local and international filings. The Parent is organized as a limited partnership under the Internal Revenue Code. The Parent is not subject to federal income tax, but is subject to certain local taxes. Certain foreign subsidiaries and affiliates are subject to income taxes in their jurisdictions (see Note 17: Income Taxes).
Each partner is individually liable for taxes on his or her share of the Parent’s income or loss. The Company files tax returns in certain state jurisdictions on a composite basis on behalf of the partners. Additionally, the Company elected in 2024 and 2025 to be taxed at the entity level in various state tax jurisdictions. Taxes paid on behalf of the partners are reported in Related party receivables on the consolidated balance sheet.
Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences between the book basis and tax basis of the assets and liabilities of the applicable subsidiaries or affiliates, which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year, which may include true-up adjustments related to prior tax years, and the net change in the deferred tax asset and deferred tax liability balances, excluding deferred tax assets or liabilities arising from a business combination.
The Company records valuation allowances to reduce its deferred tax assets when it is not more likely than not that such deferred tax assets will be realized. Deferred taxes have been provided for applicable subsidiaries and affiliates and are reported in the consolidated balance sheet.
The Company has adopted the guidance issued by the FASB on accounting for uncertainty in income taxes. Accounting Standards Codification (ASC) Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely- than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority.
Tax positions deemed to meet the more-likely-than-not threshold are reported as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2025 and 2024. The Parent is generally not subject to U.S. federal, state, or local income tax examinations for tax years before 2022.
Goodwill: Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. The Company reviews goodwill for impairment annually or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a goodwill impairment test to assess if the carrying value of goodwill exceeds its fair value, in which case an impairment loss is recognized. At December 31, management completed a qualitative assessment of the goodwill and determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount. The Company performs its annual impairment test on December 31. There were no impairments for the years ended December 31, 2025 and 2024 (see Note 6: Goodwill).
Leases: The Company accounts for leases pursuant to ASU 2016-02, Leases (Topic 842). This standard requires lessees to recognize a right-of-use asset and lease liability for all leases that have a duration of longer than one year. The standard requires additional disclosures to understand the financial impact, timing and cash flows associated with its lease commitments (see Note 7: Leases).
Recently Adopted Accounting Pronouncements
In November 2023, FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU required disclosure of additional segment level information, particularly regarding significant segment expenses. The Company has disclosed significant expense categories and amounts that are regularly provided to the chief operating decision maker ("CODM") and included in the reported segment measure of profit or loss. As appropriate, other segment items have also been reported, which are those items that make up the difference between segment revenues less significant segment expenses and reported segment profit or loss. Additionally, the Company has disclosed the title and position of the CODM and how the CODM uses the reported measures of segment profit or loss for assessing the performance of and allocating resources to the Company’s operating segments. The guidance was effective for the Company for the year ending December 31, 2024, and interim periods thereafter and has been applied retrospectively.
Recently Issued Accounting Pronouncements (Not Yet Adopted)
In November 2024, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU aims to build a better understanding of an entity’s expenses through more detailed tabular disclosures surrounding certain costs and expenses (including but not limited to employee compensation, amortization of intangibles, and depreciation), defining and disclosing selling expense, and qualitatively describing remaining amounts not disaggregated in relevant expense captions. In addition, certain existing expense disclosures will be required to be presented within the same note and tabular format as prescribed by ASU No. 2024-03. The new guidance will be effective for annual periods beginning after December 31, 2026, and interim periods beginning after December 15, 2027 and can be applied on a prospective or retrospective basis. The Company is evaluating the effects of adopting this new accounting guidance.
In December 2023, FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires consistent categories and greater disaggregation of information in the effective income tax rate reconciliation disclosure in addition to disaggregated reporting of income taxes paid by jurisdiction. ASU 2023-09 also amends certain other current disclosure and information reporting requirements. For emerging growth companies , the guidance will be effective for annual periods beginning after December 15, 2025. The Company is evaluating the effects of adopting this new accounting guidance.
Note 2.Segments
The Company operates its business through its two operating and reportable segments: Investment Banking Advisory and Valuations and Opinions. Each segment is individually managed and provides separate services which require specialized expertise for the provision of those services.
The Investment Banking Advisory segment offers a range of services related to mergers and acquisitions, with key areas of focus including sell-side advisory, buy-side advisory, asset sales and divestitures, restructuring, primary and secondary capital raising, and merger-related engagements. The Company’s client base includes private equity, public and private company executives, boards of directors, special committees and financial sponsors.
The Valuations and Opinions segment provides valuation services to investment funds and financial institutions. The client list includes businesses, investment companies, credit opportunity, private equity, venture, and hedge funds. Services include portfolio valuations, business valuations, transaction opinions, and dispute advisory.
The Company’s chief operating decision maker, or CODM, consists of the Company’s three Directors of the General Partner. They review financial information about the Company’s revenue and profitability, for purposes of making operating decisions, assessing financial performance and allocating resources. The CODM receives discrete financial information for the Company’s two reportable segments. The CODM reviews both segment revenue and operating income by segment as the key segment measures of performance and uses segment results to make key resource allocation decisions. The CODM does not receive and review asset information by segment.
The following table presents revenue and expenses by segment, including compensation expenses which is a significant segment expense and includes salaries, bonuses, benefits, and other compensation expenses, for the years ended December 31, 2025 and 2024. Corporate expenses for globally managed functions, including executive office, accounting, human capital, marketing, information technology, and legal and compliance, are allocated to the Investment Banking and Valuation segments based on an allocation methodology that management believes is systematic and rational and reflects the relative level of support provided to each segment.

	December 31,
(USD in thousands)	2025	2024
Revenues by segment
Investment Banking Advisory	$617,606	$442,885
Valuations and Opinions	166,201	135,862
Total revenues by segment	$783,807	$578,747
Compensation and related expenses
Investment Banking Advisory	$324,542	$239,298
Valuations and Opinions	63,141	45,705
Other Segment Items(1)
Investment Banking Advisory	$136,747	$99,704
Valuations and Opinions	43,457	35,853
Operating income by segment
Investment Banking Advisory	$156,317	$103,883
Valuations and Opinions	59,603	54,304
Total operating income	$215,920	$158,187
Other income, net of other expenses	3,934	9,296
Total income before provision for income taxes	$219,854	$167,483

__________________
(1)Other segment items include travel, meals, and entertainment, rent and occupancy, recruiting and training, information technology, consulting and professional services, and other operating expenses.
Depreciation and amortization expense for the Investment Banking Advisory segment for the years ended December 31, 2025 and 2024 was $35.3 million and $11.6 million, respectively. Depreciation and amortization for the Valuations and Opinions segment for the years ended December 31, 2025 and 2024 was $2.5 million and $2.3 million, respectively. Capital expenditures were immaterial for the periods presented.
Note 3.Geographic Information
Due to the highly integrated nature of international financial markets, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. The Company’s revenue and identifiable assets are generally reported based on the country or domicile of the legal entity providing the service. Revenues from external customers in Germany, which are included in the Europe region, represented approximately 14% of the Company’s total revenues for the year ended December 31, 2025. No other individual foreign country represented 10% or more of total revenues for the year ended December 31, 2025.
The following table disaggregates the revenues and assets based on the location of the office that generates the revenues or holds the assets, and therefore may not be reflective of the geography in which our clients are located. No client accounted for more than 10% of revenues for the years ended December 31, 2025 and 2024.

	December 31,
(USD in thousands)	2025	2024
Revenues
Americas	$566,570	$419,144
Europe	207,696	149,786
Asia	9,541	9,817
Total revenues	$783,807	$578,747
Income before income taxes
Americas	$213,330	$162,506
Europe	5,028	2,808
Asia	1,496	2,169
Total income before income taxes	$219,854	$167,483
Assets
Americas	$838,719	$405,034
Europe	265,662	221,128
Asia	13,757	13,999
Total assets	$1,118,138	$640,161
Note 4.Fair Value Measurements
ASC Topic 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below.
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company held a money market account with a fair value equal to its carrying value of $4.2 million and $28.2 million as of December 31, 2025 and 2024, respectively. The money market account is categorized as a Level 1 asset in the fair value hierarchy and is included in cash and cash equivalents in the consolidated balance sheet.
There were no Level 2 assets or liabilities for the years ended December 31, 2025 and 2024.
In October 2024, the Company recorded an earnout liability upon the acquisition of TCG Corporate Finance GmbH (see Note 14: Business Combinations). At December 31, 2025, the liability held a fair value of $13.3 million and is categorized as a Level 3 liability as it is based on projected future revenues, which is an unobservable input that is significant to the fair value measurement.
In October 2025, the Company recorded earnout liabilities upon the acquisition of MarshBerry Holding Company, LLC (see Note 14: Business Combinations). At December 31, 2025, the liabilities held a fair value of $19.8 million and are categorized as a Level 3 liability as they are based on projected future revenues, which are unobservable inputs that are significant to the fair value measurements.
The Company assesses the levels of assets and liabilities measured at fair value at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the years ended December 31, 2025 and 2024.
Note 5.Furniture, Equipment and Leasehold Improvements
At December 31, 2025 and 2024, furniture, equipment, and leasehold improvements, net consists of the following:

	December 31,
(USD in thousands)	2025	2024
Furniture and equipment	$23,826	$18,152
Leasehold improvements	65,524	61,658
Software	4,595	4,314
Construction in progress	298	258
Total	$94,243	$84,382
Accumulated depreciation and amortization	(36,646)	(26,317)
Total furniture, equipment and leasehold improvements, net	$57,597	$58,065
Depreciation and amortization expenses for fixed assets totaled $8.9 million and $8.5 million for the years ended December 31, 2025 and 2024, respectively.
The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 2025 and 2024, there was no indicator of impairment with respect to these long-lived assets.

Note 6.Goodwill
Goodwill attributable to the Company’s business segments for the years ended December 31, 2025 and 2024, as follows:

(USD in thousands)	Balance as of January 1, 2025	Acquisition	Foreign Exchange Translation & Remeasurement	Balance as of December 31, 2025
Investment banking advisory	59,887	209,622	4,961	$274,470
Total goodwill	$59,887	$209,622	$4,961	$274,470
The change in goodwill for the year ended December 31, 2025 is primarily due to the acquisition of MarshBerry(see Note 14: Business Combinations).

(USD in thousands)	Balance as of January 1, 2024	Acquisition	Foreign Exchange Translation & Remeasurement	Balance as of December 31, 2024
Investment banking advisory	38,853	22,137	(1,103)	59,887
Total goodwill	$38,853	$22,137	$(1,103)	$59,887
The change in goodwill for the year ended December 31, 2024 is primarily due to the acquisition of TCG Corporate Finance GmbH (see Note 14: Business Combinations).
Note 7.Leases
The Company is a lessee in several operating leases for office space and minor office equipment with non-cancellable terms in excess of one year. The Company determines if a contract contains a lease at the contract’s inception and when the terms of an existing contract change. These leases can contain renewal options or early termination periods ranging from one to five years. Because the Company is not reasonably certain to exercise the renewal options or termination options, the renewal or termination periods are disregarded when determining the lease term and the costs associated with the renewal or termination options are excluded from lease payments.
At the commencement date of the lease, the Company recognizes a lease liability and a right-of-use asset. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company uses its incremental borrowing rate as the discount rate because the implicit rates of its leases are not readily determinable. The incremental borrowing rate is the rate of interest the Company would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.
The weighted average lease remaining lease term and discount rate are as follows:

	2025	2024
Weighted average remaining lease term (years)	7.6	8.7
Weighted average discount rate (%)	3.5%	3.2%
The right-of-use assets arising from entering new operating leases, , cash paid for operating leases, and rental expense (excluding operating expenses and real estate taxes) are as follows:

	December 31.
(USD in thousands)	2025	2024
Right-of-use assets from entering new leases and remeasurements	$11,565	$9,481

Cash paid for operating leases	$22,878	$18,939
Rental expense	$19,480	$18,225
Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax, and maintenance costs as of December 31, 2025 are approximately as follows:

(USD in thousands)	Total
2026	$24,311
2027	24,042
2028	22,794
2029	22,421
2030	20,506
Thereafter	57,674
Total	$171,748
Less: Present value adjustment	22,903
Total lease liability	$148,845
Note 8.Allowance for Credit Losses
The following table represents the change in allowance for credit losses for the years ended December 31, 2025 and 2024, respectively:

(USD in thousands)	2025	2024
Beginning balance	$4,835	$2,612
Provision for credit losses	4,380	3,589
Write-off and recovery of uncollectible accounts, net	551	(1,366)
Ending balance	$9,766	$4,835
Note 9.Commitments and Contingencies
In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes the risk of loss to be remote.
Note 10.Employee Compensation and Benefit Plan
Compensation payable at year end includes accrued performance bonus payable. Performance bonus payable to employees at year end may be subject to forfeiture if, among other things, the employee’s employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within two years after the grant date of the award. The Company may also award cash bonuses to new employees as incentives to join the Company. These bonuses may be paid over time, up to a maximum of two years following the end of the applicable performance year. Future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. Compensation payable at December 31, 2025 and 2024 was $134.6 million and $82.3 million, respectively.
The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all US employees who have attained age 18 and have enrolled in the Company's 401(k) plan. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six-year period.
Employer contributions for the years ended December 31, 2025 and 2024 were $3 million and $3.1 million, respectively.
The following table reconciles compensation payable and accrued profit sharing to compensation payable on the consolidated balance sheets for the years ended December 31, 2025 and 2024, respectively.

	December 31,
(USD in thousands)	2025	2024
Compensation payable	$134,648	$82,322
Accrued profit sharing payable	3,756	3,063
Total compensation payable	$138,404	$85,385
Note 11.Related-Party Transactions
As discussed in Note 1, the Company has amounts due from the partners related to tax payments advanced on their behalf. Such amounts are $15.3 million and $15.2 million at December 31, 2025 and 2024, respectively, and are recorded in related party receivables in the consolidated balance sheets.
Included within related party receivables are $13.3 million and $6.4 million at December 31, 2025 and 2024, respectively, in amounts due from LI GP, Inc and an affiliated entity that holds equity interests in the Parent for certain of our partners for estimated tax payments. Related-party receivables do not bear interest, have no established repayment date, but are generally repaid using proceeds from distributions.
Note 12.Credit Facility
The Company maintains a line of credit agreement with Morgan Stanley with a borrowing capacity of $50 million. Borrowings are subject to collateral requirements and are due on demand at the discretion of the lender. The Company pledged $4.2 million and $28.2 million in cash and cash equivalents as of December 31, 2025 and 2024, respectively. Any amount outstanding under the credit agreement bears interest at a variable rate of interest equal to the Secured Overnight Financing Rate (SOFR) in effect from time to time plus the Margin (as defined in the agreement). No borrowings were outstanding as of December 31, 2025 and 2024.
The Company has security deposit requirements on office leases in the amount of $4.6 million, for which it maintains letters of credit with various banks. Morgan Stanley has placed restrictions on the Company’s cash resources in the amount of $2.4 million, the amount of security deposits on US-based leases.
As of December 31, 2025 and 2024, the amount drawn on the line of credit was $0.
On October 31, 2025, in connection with the acquisition of MarshBerry, the Company entered into a credit agreement (the “Credit Agreement”). The Credit Agreement provides for (i) a Term Loan Credit Facility with an aggregate principal amount of $250 million, (ii) a Delayed Draw Term Loan Credit Facility with aggregate commitments of $75 million, and (iii) a Revolving Credit Facility with aggregate commitments of $5 million (together, the “Credit Facilities”).
On October 31, 2025, the Company drew the full $250 million available under the Term Loan Credit Facility and $25 million under the Delayed Draw Term Loan Credit Facility.
Borrowings under the Credit Facilities bear interest, at the Company’s election, at either (i) a term SOFR, subject to a 0.50% floor, plus an applicable margin of 4.25%, with interest payable based on the selected interest period if such period is less than three months or quarterly if the selected interest period is three months or longer, or (ii) a base rate, subject to a 1.50% floor, plus an applicable margin of 3.25%, with interest payable quarterly. At December 31, 2025, interest under the Credit Facilities was 8.1%.

As of December 31, 2025, the outstanding credit facility is comprised of the following:

			Outstanding as of December 31, 2025
(USD in thousands)	Initial Principal	Maturity Date	Principal	Unamortized Debt Costs	Carrying Value
Term Loan Credit Facility	$250,000	10/31/2032 (1)	$250,000	$(4,076)	$245,924
Delayed Draw Term Loan Credit Facility	$25,000	10/31/2032 (1)	24,937	(487)	24,450
Total			$274,937	$(4,563)	$270,374
___________________
(1)The Term Loan Facility and Delayed Draw Term Loan Facility require scheduled quarterly principal payments equal to 0.25% of the principal amount of such loans, with the remaining outstanding principal balance due on October 31, 2032.
The Credit Agreement contains customary affirmative and negative covenants that, among other things, restrict additional indebtedness, liens, asset sales, investments, dividends and certain affiliate transactions, subject to customary exceptions. The Credit Agreement also contains customary events of default. The Company was in compliance with all covenants under the Credit Agreement as of December 31, 2025. The Credit Agreement is secured by substantially all of the assets of the Company's domestic subsidiaries.
Principal payments relating to the Credit Facilities outstanding at December 31, 2025 for each of the five years in the period ending December 31, 2030 and thereafter are set forth in the table below.

(USD in thousands)	Total
2026	$2,750
2027	2,750
2028	2,750
2029	2,750
2030	2,750
Thereafter	$261,188
As of December 31, 2025, the fair value of the Company’s Outstanding Credit Facility, based on Level 2 inputs, was $275 million.
The Company pays a commitment fee on the unused portion of the Revolving Credit Facility at a rate of 0.50% per annum until the Company’s First Lien Net Leverage Ratio is first calculated. Thereafter at 0.50% or 0.25% per annum based on the Company’s First Lien Net Leverage Ratio, payable quarterly in arrears. In addition, the Company pays an unused commitment fee on unfunded Delayed Draw Term Loan commitments at a rate of 0.50% per annum through the first anniversary of the Closing Date and 1.00% per annum thereafter through the end of the Delayed Draw commitment period, payable quarterly in arrears. As of December 31, 2025, the Company had $5 million of unused Revolving Credit Facility commitments and $50 million of unfunded Delayed Draw Term Loan commitments.

Note 13.Intangibles
The following table summarizes the gross carrying amount and accumulated amortization for each major category of intangible assets as of December 31, 2025 and 2024:

Finite-lived:	December 31, 2025
(USD in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired backlog	$91,177	$(43,017)	$48,160
Customer relationships	43,000	(717)	42,283
Trade names	15,800	(490)	15,310
Developed technology	10,500	(350)	10,150
Total	$160,477	$(44,574)	$115,903

Finite-lived:	December 31, 2024
(USD in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired backlog	$33,385	$(17,318)	$16,067
Total	$33,385	$(17,318)	$16,067
Amortization expense related to finite-lived other intangible assets for the years ended December 31, 2025 and 2024, was approximately $27.3 million and $6.4 million, respectively. Expected future amortization expense as of December 31, 2025, is as follows:

(USD in thousands)	Total
2026	$57,720
2027	9,560
2028	9,560
2029	9,560
2030	8,720
Thereafter	20,783
Total	$115,903
Note 14.Business Combinations
MarshBerry
On October 31, 2025, Lincoln International, LP completed the acquisition of all of the issued and outstanding equity interests of MarshBerry Holding Company, LLC pursuant to an Equity Purchase Agreement dated as of September 9, 2025, in exchange for total purchase consideration of $258 million, subject to customary post-closing adjustments. MarshBerry is a global leader in investment banking advisory services, serving the insurance brokerage and wealth and retirement sectors through all stages of growth. The acquisition supports the Company’s position as a leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.
The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition.
The purchase consideration included $234.1 million in cash paid on the closing date, subject to customary post-closing adjustments, 3,150 units of the Company with an estimated fair value of $15.1 million, and up to $43.8 million in potential future earnout payments, a portion of which was determined to represent contingent consideration with an estimated fair value of $8.8 million. Any future earnout payments will be paid to the sellers upon achievement of specified revenue and compensation targets over a four-year earnout period. In addition to the amount deemed to be contingent consideration, the potential future earnout payments include an amount determined to represent deferred compensation which will be recognized as a component of compensation and related expenses over the earnout period. The Company also recognized a noncontrolling interest with an estimated fair value of $7.4 million related to the MarshBerry Connect Platform LLC subsidiary, which remains partially owned by third-party minority investors. The noncontrolling interest is redeemable at the option of the minority investors and accordingly is presented outside of equity. There was no material activity related to the noncontrolling interest between the acquisition date and December 31, 2025. No pre-existing relationships were settled in connection with the transaction.
In connection with the acquisition of MarshBerry, the Company incurred transaction-related costs of approximately $6.6 million. In accordance with ASC 805, these costs were expensed as incurred and recognized as a component of other operating expenses in the consolidated statement of comprehensive income for the year ended December 31, 2025. Additionally, the Company paid $63.1 million in liabilities of the sellers related to employee compensation arrangements under pre-existing plans, and $11.7 million in acquisition costs of the seller. Such obligations are excluded from the determination of consideration transferred and represent liabilities assumed by the Company. The payment of such amounts are presented within payment of liabilities assumed in the acquisition in the consolidated statement of cash flows.
The acquisition was financed primarily from debt financing under the Credit Agreement and the Company’s available cash on hand. Refer to Note 12: Credit Facility for additional information regarding the Credit Agreement. Borrowings were also used to fund transaction-related costs, including compensation and advisory fees, which were expensed as incurred as they were deemed to be outside of the business combination.
The following table summarizes the preliminary allocation of consideration transferred to the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (in thousands):

Identifiable assets acquired:	October 31, 2025
Cash and cash equivalents	$3,531
Receivables	50,276
Prepaid expenses and other assets	2,793
Furniture, equipment and leasehold improvements	3,939
Other intangible assets	127,092
Right-of-use lease asset	6,953
Total fair value of identifiable assets acquired	$194,584

Liabilities assumed:
Accounts payable and accrued expenses	$(120,117)
Compensation payable	(8,809)
Deferred revenue	(1,453)
Deferred tax liability	(1,489)
Lease liability and other liabilities	(6,952)
Total fair value of liabilities assumed:	(138,820)

Total fair value of identifiable net assets acquired:	$55,764

Goodwill	209,622
Noncontrolling interests	(7,420)
Total consideration transferred:	$257,966

The values allocated to the major identifiable intangible assets and their estimated useful lives are as follows:

Identifiable intangible assets	Fair Value (in thousands)	Weighted-Average Amortization Period (in years)
Acquired backlog	$57,792	1 year
Customer relationships	43,000	10 years
Trade names	15,800	7.4 years
Developed technology	10,500	5 years
Total Intangibles	127,092	5.2 years
Goodwill recognized in connection with the acquisition represents the excess of the consideration transferred, including the fair value of noncontrolling interests, over the fair value of the identifiable net assets acquired. Goodwill reflects the future economic benefits expected to arise from assets that do not qualify for separate recognition, including expected synergies, the assembled workforce, and growth opportunities resulting from the expansion of the Company’s advisory and consulting platform. Of the purchase price, $209.6 million has been allocated to goodwill, substantially all of which will be deductible for income tax purposes. The entire goodwill amount is attributable to the Company’s Investment Banking Advisory segment.
The allocation of the purchase price is preliminary, and is subject to finalization based upon a working capital adjustment to be determined under the terms of the Equity Purchase Agreement, among other potential adjustments during a measurement period not to exceed one year from the acquisition date. The allocation of the purchase price was based upon valuations performed to determine the fair value of the identifiable net assets acquired as of the acquisition date using Level 3 inputs under ASC 820, Fair Value Measurement. In many cases, the determination of the fair values required estimates about discount rates, growth rates, future expected cash flows and other future events that are not observable. In certain instances, the Company determined the fair value of the identifiable intangible assets acquired and the applicable components of the purchase price with the assistance of third-party valuation consultants.
•The fair value of the identifiable intangible assets was estimated based on a combination of the cost approach, market approach, and income approach.
•The fair value of the units issued and the noncontrolling interest was estimated based on the application of the market approach, among other factors.
•The fair value of the contingent consideration was estimated based on a discounted cash flow analysis.
The results of the Company’s operations for the year ended December 31, 2025 include the results of MarshBerry since the acquisition date of October 31, 2025. Total revenues and net income of MarshBerry included in the Company’s consolidated statements of comprehensive income for the year ended December 31, 2025 were $44.7 million and $17.5 million, respectively.
Pro Forma Financial Information — The following unaudited pro forma financial information summarizes the results of operations for the Company as though the MarshBerry acquisition had occurred on January 1, 2024:

(USD in thousands)	Pro Forma Statements of Income
	Year Ended
	December 31, 2025	December 31, 2024
Total revenues	$854,161	$683,942
Net income	$197,547	$102,232

The unaudited pro forma financial information does not assume any impacts from revenue, cost or other operating synergies that could be generated as a result of the MarshBerry acquisition. The unaudited pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved had the MarshBerry acquisition been consummated on January 1, 2024.
The pro forma financial information includes adjustments to reflect intangible asset amortization based on the economic values derived from definite-lived intangible assets, the interest expense impact resulting from the new debt financing and the extinguishment of historical MarshBerry debt, and compensation expense resulting from arrangements entered in conjunction with the MarshBerry acquisition. These adjustments are net of taxes.
TCG
On October 31 2024, Lincoln International Parent B.V, a wholly-owned subsidiary of the Parent acquired TCG Corporate Finance GmbH ("TCG"), a boutique European technology and digital economy advisory firm headquartered in Germany. The total purchase price of $40 million as defined in the Purchase and Share Purchase Agreement consists of cash of $15.2 million, partnership units in the Parent of $12.4 million, and potential earnout payments $12.4 million. The partnership units are recorded within contributions and other in the consolidated statement of equity for the year ended December 31, 2024. The estimated fair value of the earnout is recorded in accounts payable and accrued expenses based on projections of future revenue, and accordingly is a Level 3 fair value measurement. With the acquisition, the Company's team of dedicated technology investment banking advisors serving the private equity community in Europe has doubled to more than 60 and brings the Global Technology Group to over 130 professionals worldwide.
The following table summarizes the identifiable assets acquired and liabilities assumed at the acquisition of date of October 31, 2024 and corresponding purchase accounting:

(USD in thousands)	October 31, 2024
Cash	$9,955
Compensation payable	(6,347)
Other assets and liabilities	(1,327)
Acquired backlog	22,353
Goodwill	22,137
Deferred tax liability	(6,781)
Total identifiable assets, net	$39,990
Of the net assets acquired, $22.4 million was recorded as an intangible asset related to TCG’s backlog of outstanding transactions. The intangible asset was fully amortized over 8 months, the useful life of the asset. Amortization expense related to the intangible asset for the years ended December 31, 2025 and 2024, was approximately $17.0 million and $5.4 million, respectively.
Note 15.Concentration of Credit Risk
The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risk.
Note 16.Equity Transactions
In 2025, Lincoln International Parent BV, a subsidiary of LI LP acquired the remaining shares of Lincoln Italy in exchange for $0.5 million in cash and ownership in LI LP and Lincoln International Partner Holdings Ltd, an affiliated entity established to hold certain partnership interests in LI LP. As of December 31, 2025, LI LP's ownership of Lincoln Italy is 100%.

Note 17.Income Taxes
The components of the Company's provision for income taxes for the years ended December 31, 2025 and 2024 were:

(USD in thousands)	2025		2024
State income taxes	$2,657	1.2%	$1,951	1.2%
Foreign income taxes	3,064	1.4%	1,938	1.2%
Total income tax expense	$5,721	2.6%	$3,889	2.3%
Additionally, the current and deferred components of the Company's provision for income taxes for the years ended December 31, 2025 and 2024 were:

(USD in thousands)	2025	2024
Current
Federal	$—	$—
State	2,746	1,942
Foreign	12,476	5,855
Total current	15,222	7,797
Deferred
Federal	—	—
State	(89)	9
Foreign	(9,412)	(3,917)
Total deferred	(9,501)	(3,908)
Total provision for income taxes	$5,721	$3,889
The Company accounts for income taxes pursuant to which deferred assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates. The Parent is organized as a limited partnership under the Internal Revenue Code. Accordingly, no provision or liability for federal or state income taxes is reflected in the accompanying consolidated financial statements, other than for a certain local jurisdiction that assesses taxes on limited partnerships. Deferred taxes have been provided for U.S. entities and foreign subsidiaries.

The major components of the Company's deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 were as follows:

(USD in thousands)	2025	2024
Deferred tax asset
Financial statement leases	$13,620	$13,558
Net operating losses	8,684	3,241
Other	4,023	3,173
Gross deferred tax asset	$26,327	$19,972
Valuation allowance	(1,137)	(1,090)
Total tax asset	$25,190	$18,882
Deferred tax liability
Financial statement leases	$(13,105)	$(13,024)
Accrual to cash adjustment	(142)	(228)
Acquisition accounting intangible	(1,927)	(4,874)
Others	(972)	(483)
Total tax liability	$(16,146)	$(18,609)
Management assesses the available evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. Based on this evaluation, as of December 31, 2025, and December 31, 2024, valuation allowances of $1.1 million and $1.1 million, respectively, were recorded to recognize only the portion of the deferred tax assets more likely than not to be realized. The valuation allowances generally related to certain foreign jurisdictions with historical losses on a cumulative basis. The amounts of the valuation allowances could be adjusted in future periods if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company’s earnings projections.
As of December 31, 2025 and 2024, the Company had tax loss carryforwards for foreign income tax purposes of approximately $34.1 million and $12.2 million, respectively. The carryforward periods vary by jurisdiction and may be subject to limitation.
The Company anticipates the earnings to its foreign operations, to the extent they arise, will continue to be invested in those subsidiaries indefinitely. Accordingly, neither deferred taxes nor withholding taxes has been recorded on the unremitted earnings of foreign subsidiaries.
The Company has concluded there are no significant uncertain tax positions requiring recognition in its consolidated financial statements.
Note 18.Net Capital Requirement
The Company’s wholly-owned subsidiaries Lincoln International, LLC (“LI LLC”) and MarshBerry Capital, LLC are registered broker-dealers and are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires, among other things, the maintenance of minimum net capital. As of December 31, 2025 and 2024, both subsidiaries were in compliance with this requirement.
Note 19.Subsequent Events
The Company has evaluated subsequent events through March 23, 2026. Other than the event disclosed below, there was no other subsequent event that occurred that would require recognition or disclosure in the financial statements.

As of February 23, 2026 Lincoln entered into a partnership with S&P Dow Jones Indices (S&P DJI) to launch the S&P Lincoln U.S. and Europe Senior Debt Indices, combining Lincoln’s private market insights with S&P DJI’s expertise in index design, administration, and governance.

Consolidated Financial Statements
as of and for the ten-month period ended October 30, 2025 and as of and for the year ended December 31, 2024 and
Independent Auditor's Report

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
OCTOBER 30, 2025 AND DECEMBER 31, 2024

Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301 USA Tel: +1 312 486 1000 Fax: +1 312 486 1486 www.deloitte.com
INDEPENDENT AUDITOR'S REPORT
To the Managers of Marsh, Berry & Company, LLC:
Opinion
We have audited the consolidated financial statements of MarshBerry Holding Company, LLC and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of October 30, 2025 and December 31, 2024, and the related consolidated statements of operations, comprehensive income (loss), members’ equity, and cash flows for the ten-month period ended October 30, 2025 and the year ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of October 30, 2025 and December 31, 2024, and the results of its operations and its cash flows for the ten-month period ended October 30, 2025 and the year ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Deloitte & Touche LLP
March 20, 2026

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(USD in thousands)	October 30, 2025	December 31, 2024
CURRENT ASSETS
Cash and cash equivalents	$3,531	$26,914
Receivables:
Client accounts receivable, net of allowance	9,020	22,037
Other receivables, net of allowance	40,074	39,808
Total Receivables – Net of allowance for credit loss of $202 and $222, respectively	49,094	61,845
Refundable income taxes	510	682
Prepaid expenses and other	3,815	2,757
TOTAL CURRENT ASSETS	56,950	92,198
PROPERTY AND EQUIPMENT - NET	3,851	3,813
OTHER ASSETS
Operating lease right-of-use assets	7,675	3,097
Intangibles - net	19,288	21,730
Goodwill	135,501	135,501
Interest rate swaps	—	1,156
Restricted cash	—	1,500
Deposits and other	432	406
TOTAL OTHER ASSETS	162,896	163,390
TOTAL ASSETS	$223,697	$259,401
CURRENT LIABILITIES
Current portion of long-term debt	$4,720	$4,714
Accounts payable	940	942
Accrued liabilities	48,228	56,451
Current portion of operating lease liabilities	1,344	865
TOTAL CURRENT LIABILITIES	55,232	62,972
LONG-TERM LIABILITIES
Long-term debt - net	80,365	101,560
Subordinated debt	568	568
Contingent consideration payable (Note 2)	10,000	2,500
Operating lease liabilities	6,334	2,561
TOTAL LONG-TERM LIABILITIES	97,267	107,189
COMMITMENTS & CONTINGENCIES (Note 17)
Redeemable noncontrolling interests	7,420	5,544
MEMBERS' EQUITY
Members' equity	87,065	85,271
Accumulated deficit	(23,785)	(2,218)
Accumulated other comprehensive income	498	643
TOTAL MEMBERS' EQUITY	63,778	83,696
TOTAL LIABILITIES & MEMBERS' EQUITY	$223,697	$259,401
See Notes to Consolidated Financial Statements.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands)	For the ten months ended October 30, 2025	For the year ended December 31, 2024
REVENUES	$70,354	$105,195
EXPENSES
Compensation and related expenses	40,373	56,387
Travel, meals and entertainment	3,750	3,890
Rent and occupancy	2,010	2,109
Recruiting and training	435	613
Information technology and communication services	1,781	1,764
Consulting and professional service fees	1,899	1,943
Depreciation and amortization	3,258	7,392
Other operating expenses, net	5,527	5,220
TOTAL EXPENSES	$59,033	$79,318
TOTAL OPERATING INCOME	11,321	25,877
OTHER (INCOME) EXPENSE
Interest expense	9,957	13,712
Interest income	(1,318)	(1,770)
Transaction expenses	2,137	738
Miscellaneous expense - net	8,129	40
TOTAL OTHER (INCOME) EXPENSE	$18,905	$12,720
INCOME (LOSS) BEFORE INCOME TAXES	(7,584)	13,157
FOREIGN AND STATE AND LOCAL INCOME TAXES	(276)	243
NET INCOME (LOSS)	$(7,308)	$12,914
INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	$(88)	$338
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$(7,220)	$12,576
See Notes to Consolidated Financial Statements.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(USD in thousands)	For the ten months ended October 30, 2025	For the year ended December 31, 2024
NET INCOME (LOSS)	$(7,308)	$12,914
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,011	(742)
Change in interest rate swap value	(946)	274
Reclassification of gain on settlement	(210)	—
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(145)	(468)
COMPREHENSIVE INCOME (LOSS)	(7,453)	12,446
LESS:COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NCI	(88)	338
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	$(7,365)	$12,108
See Notes to Consolidated Financial Statements.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(USD in thousands)	Members' Equity	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Members' Equity
Balance - January 1, 2024	$81,648	$(7,996)	$1,111	$74,763
Member Contributions	2,883	—	—	2,883
Unit-Based Compensation	823	—	—	823
Redemption of NCI	162	—	—	162
Member Redemptions	(245)	—	—	(245)
Distributions	—	(6,798)	—	(6,798)
Net Income	—	12,576	—	12,576
Foreign Currency Translation Adjustment	—	—	(742)	(742)
Value Adjustment to Interest Rate Swaps	—	—	274	274
Balance - December 31, 2024	$85,271	$(2,218)	$643	$83,696
Member Contributions	713	—	—	713
Unit-Based Compensation	1,081	—	—	1,081
Distributions	—	(12,293)	—	(12,293)
Net Income (loss)	—	(7,220)	—	(7,220)
Foreign Currency Translation Adjustment	—	—	1,011	1,011
Change in redeemable noncontrolling interest		(2,054)		(2,054)
Adjustments to Interest Rate Swaps	—	—	(946)	(946)
Reclassification of Gain on Settlement	—	—	(210)	(210)
Balance – October 30, 2025	$87,065	$(23,785)	$498	$63,778
See Notes to Consolidated Financial Statements.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD in thousands)	For the ten months ended October 30, 2025	For the year-end December 31, 2024
CASH FLOW PROVIDED BY OPERATING ACTIVITIES
Net Income (loss)	$(7,308)	$12,914
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities
Depreciation and amortization of property and equipment	816	1,196
Amortization of finite-life intangibles	2,442	6,196
Noncash lease expense	459	1,092
Amortization of debt issuance costs	349	419
Unit-based compensation	1,081	823
Change in value of contingent consideration	7,500	—
Changes in operating assets and liabilities
Accounts receivable - Net	12,750	(32,526)
Prepaid expenses and other	(1,057)	(533)
Accounts payable	(2)	(262)
Accrued liabilities	(7,990)	18,864
Taxes payable and refundable income taxes	(61)	(1,076)
Operating lease liabilities	(785)	(1,251)
Net cash flow provided by operations	8,194	5,856
CASH FLOW USED IN INVESTING ACTIVITIES
Cash paid in business combination - Net of cash acquired (see Note 2)	—	(5,604)
Acquisition of property and equipment	(854)	(444)
Change in deposits and other	(26)	76
Net cash flow used in investing activities	(880)	(5,972)
CASH FLOW USED IN FINANCING ACTIVITIES
Payments on long-term debt	(21,538)	(3,925)
Member contributions	713	662
Member redemptions	—	(12)
Distributions	(12,383)	(6,832)
Cash paid to acquire noncontrolling interests	—	(238)
Net cash flow used in financing activities	(33,208)	(10,345)
EFFECT OF EXCHANGE RATE CHANGES ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	1,011	(741)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(24,883)	(11,202)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - BEGINNING OF YEAR	28,414	39,616
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - END OF YEAR	$3,531	$28,414
NONCASH INVESTING AND FINANCING ACTIVITIES
Change in value of interest rate swaps - Net	1,156	274
Member redemption funded through subordinated debt	—	233
Right-of-use assets obtained in exchange for operating lease liabilities	5,038	633
Rollover investment in business combination	—	2,146
Member contribution financed through note receivable	—	75
SUPPLEMENTAL FINANCIAL INFORMATION
Foreign and state and local income taxes paid	1,000	1,542
Cash paid for interest	9,334	13,898
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	1,136	1,434
See Notes to Consolidated Financial Statements.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of MarshBerry Holding Company, LLC (Holding), and its subsidiaries, which are as follows (*Wholly-owned):
•Marsh, Berry & Co., LLC (MarshBerry)*
•MarshBerry Capital, LLC (Capital)*
•MarshBerry Global, LLC (Global)*
•MarshBerry Connect Platform LLC (Connect) (majority owned by Holding)
•First Choice Agents Alliance, LLC (First Choice) (Wholly-owned by Connect)
•MarshBerry International Inc. (International)*
•MarshBerry International Coöperatief U.A (Wholly-owned by International)
•MarshBerry UK Holding Company Limited (UK Holding) (Wholly-owned by International)
•IMAS Corporate Finance LLP (IMAS) (Owned equally by OLS, FH, and JDN)
•OLS IMAS Limited (OLS), FH IMAS Limited (FH), and JDN IMAS Limited (JDN) (Wholly-owned by UK Holding)
Holding and its subsidiaries are collectively referred to as the Company. All intercompany balances and transactions have been eliminated in consolidation.
Description of Business
Holding was established on January 4, 2022, by a private equity firm to acquire and own the equity interests of the Company's Members, which include entities owned by the Company's private equity owner and the Company's primary lender (see Note 18).
MarshBerry and IMAS provide intellectual capital, strategic consulting and merger and acquisition advisory to clients within the insurance and wealth management industries. Management believes that the consulting solutions can help clients understand best practices, collaborate with non-competing peers, design and refine strategy, build an execution plan, find, hire and train salespeople, track the impact on value, remain independent, sell or take on capital.
Capital is the Financial Industry Regulatory Authority (FINRA) registered broker-dealer for MarshBerry.
Global is the operating entity for an aircraft that is used primarily for the benefit of the Company.
Connect was formed for the purpose of helping firms leverage scope, scale and resources to maximize growth through business intelligence, resource optimization and carrier alignment.
First Choice was acquired in 2022 and provides resources, tools and strategic support to insurance agents and agencies.
International was formed for the purpose of expanding the Company’s global presence, through specialty financial advisory and perpetuation services to guide successful merger and acquisition transactions and investigating strategic opportunities.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
UK Holding was formed for the purpose of acquiring IMAS (see Note 2).
Noncontrolling Interest
Noncontrolling interests ("NCI") represent the minority ownership in MarshBerry Connect Platform LLC and are subject to a redemption feature that allows the noncontrolling interest holders to sell shares back to the Company at fair value on an annual basis. The redeemable NCI is presented outside of shareholders' equity in the Consolidated Balance Sheets as temporary equity under the caption, Redeemable noncontrolling interests, and are measured at either the carrying value or redemption value. If the redemption value is greater than the carrying value, an adjustment is recorded in accumulated deficit to adjust the NCI to its redemption value. Activity related to the redeemable noncontrolling interest is as follows:

(USD in thousands)
Balance - January 1, 2024	$5,640
Redemptions	(400)
Distributions	(34)
Net income attributable	338
Balance - December 31, 2024	$5,544
Distributions	(90)
Net loss attributable	(88)
Adjustment to redemption value	2,054
Balance - October 30, 2025	$7,420
Use of Accounting Estimates
Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used, and such differences may be material.
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents include cash in a bank and highly liquid investments with an original maturity date of three months or less. The Company’s cash and cash equivalents are held in accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses, material or otherwise, due to this concentration. As of October 30, 2025, and December 31, 2024, the Company has cash in foreign bank accounts of $1.9 million and $4.7 million, respectively.
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows is as follows:

(USD in thousands)	October 30, 2025	December 31, 2024
Cash and cash equivalents	$3,531	$26,914
Restricted cash	—	1,500
Total cash and cash equivalents and restricted cash	$3,531	$28,414
The restricted cash is related to the interest rate swap arrangement, which required the Company to hold cash in escrow (see Note 9).

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
Accounts Receivable, Other Receivables and Allowance for Credit Losses
The Company operates in the insurance services and wealth management industries and its accounts receivable are primarily derived from consulting engagements. Since the Company’s trade receivables are largely similar, the Company evaluates its allowance for credit losses as one portfolio segment. Client accounts receivable primarily represent contract assets from investment banking and advisory services, and include both billed and unbilled amounts. Other receivables primarily represent contract assets associated with estimated insurance commissions earned by First Choice.
At each balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist. During the ten months ended October 30, 2025 and for the year ended December 31, 2024, no single customer represented more than 10% of total Company sales.
The allowance estimate is derived from a review of the Company’s historical losses based on the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable basis to calculate the expected allowance for credit losses as the Company’s portfolio segment has remained consistent since the Company’s inception.
The Company writes off receivables when information indicates the debtor is facing financial difficulty and with no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the Company’s accounting policy election.
Revenue Recognition
The Company's revenue is principally from contracts with customers to provide merger and acquisition advisory services, specialized management consulting, insurance brokerage services, and related services associated with specific customer requirements.
The identification of a contract with a customer for purposes of accounting and financial reporting requires an evaluation of the terms and conditions of agreements to determine whether presently enforceable rights and obligations exist. Management considers a number of factors when making this evaluation that include, but are not limited to, the nature and substance of the business exchange, the specific contractual terms and conditions, the promised services, the termination provisions in the contract, and how the Company is authorized to perform work. Generally, enforceable rights and obligations are not created until an engagement letter is signed by a customer for a specified service. Therefore, the signing of an engagement letter is generally the point at which a contract is identified for accounting and financial reporting purposes.
Management identifies the promises to the customer. Promises are generally explicitly stated in each contract, but management also evaluates whether any promises are implied based on the terms of the agreement, past business practice, or other facts and circumstances. Each promise is evaluated to determine if it is a performance obligation. A performance obligation is a promise in a contract to transfer a distinct service. The Company considers a number of factors when determining whether a promise is a contractual performance obligation, including whether the customer can benefit from the service on its own or together with other resources that are readily available to the customer, whether the Company provides a significant service of integrating services to deliver a combined output to the customer, or whether the services are highly interdependent. The Company’s performance obligations on merger and acquisition advisory services consist of performing advisor due diligence and sale preparation, marketing of the customer to the buyer/seller market, as well as negotiation and final due diligence on purchase agreements. The Company’s performance obligations on specialized management consulting services consist of performing due diligence and the preparation and delivery of final reports.
When value to the customer is being delivered over time, revenue is recognized over time as the services are performed. For performance obligations that are recognized over time, the Company estimates progress toward

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
completion based on the average life of a transaction, as our clients simultaneously receive and consume the benefits of those services as they are provided.
Revenues for performance obligations that are not recognized over time are recognized at the point in time when value is delivered to the customer. For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of and obtain the benefits from the products and services. Generally, when the service is performed determines the point in time when value is delivered to customers.
Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services (the “transaction price”). In determining the transaction price, we consider various factors, including the impact of variable consideration. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the related uncertainties are resolved. In assessing whether to include variable consideration, we evaluate the range of possible outcomes, the extent to which past experience is predictive of future results, the expected timing of resolution of the uncertainties, and the degree to which the consideration is subject to factors outside of our control, such as market volatility or the actions and judgments of third parties.
Differences in the timing of revenue recognition and contractual billing and payment terms result in the recognition of contract assets and liabilities. Contract assets primarily represent revenues recognized for performance obligations that have been satisfied but for which amounts have not been billed. Contract liabilities primarily represent cash received that is in excess of revenues recognized and is contingent upon the satisfaction of performance obligations.
We recognize revenue gross as a principal or net as an agent. We record revenue on a gross basis when we are the principal in the arrangement. To determine whether we are a principal or an agent, we identify the specified good or service to be provided to the customer and assess whether we control the specified good or service before that good or service is transferred to the customer. Generally, our revenues are recorded gross, as we are the principal in each arrangement, with the exception of insurance brokerage services, which are presented on a net basis in the consolidated statements of operations.
We do not disclose information about remaining performance obligations for (i) contracts with an original expected duration of one year or less and (ii) contracts for which the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that is, or forms part of, a single performance obligation. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of October 30, 2025 and December 31, 2024.
Depreciation and Amortization
Depreciation and amortization of property and equipment are provided by use of the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	Term of lease
Aircraft	7 years
Furniture and fixtures	5 - 7 years
Computer equipment	1 - 5 years
Computer software	3 years
Property and equipment acquired through acquisitions are recorded at fair value as of the date of acquisition. All other property and equipment are recorded at cost.
Maintenance and repairs that do not extend the useful life of property and equipment are charged to expense as incurred.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
Finite-Life Intangible Assets
Identifiable intangible assets acquired in a business combination are recorded based upon fair value at the date of acquisition using variations of the income approach, including the cost approach. Varying discount rates were also applied to the projected net cash flows. The Company’s intangible assets at October 30, 2025 and December 31, 2024 are amortized using the straight line method over the useful life of the intangible asset (Note 4).
Goodwill
Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. The Company reviews goodwill for impairment annually or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. The Company has two reporting units and tests goodwill for impairment at the reporting unit level. As part of the goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more-likely-than-not that the fair value of the Company’s reporting unit is less than its carrying amount, a two-step impairment test is required.
If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment, and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded.
The Company performs its annual impairment test on September 30 of each year. At September 30, 2025, management completed a qualitative assessment of the goodwill and determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount. There were no impairments for the ten months ended October 30, 2025 and year ended December 31, 2024.
Impairment of Long-Lived Assets
The Company evaluates the recoverability of long-lived assets, including finite-life intangible assets, whenever events or changes in circumstances may indicate that the carrying value of the assets are not recoverable or are less than fair value. No such indicators of impairment were noted during the ten months ended October 30, 2025, and December 31, 2024, and as such, management did not test long-lived assets for impairment.
Hedge Accounting
The Company holds derivative financial instruments for the purpose of hedging the risks of certain anticipated transactions. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.
Our interest rate swaps are designated as cash flow hedges. Accordingly, the interest rate swaps are recorded as either an asset or liability in the accompanying Consolidated Balance Sheets at fair value. The mark-to-market gains or losses on the swaps are deferred and included as a component of accumulated other comprehensive income (“AOCI”), net of tax, to the extent the hedge is determined to be effective and reclassified to interest expense in the same period during which the hedged transaction affects earnings. The interest rate swaps are assessed for effectiveness and continued qualification for hedge accounting. Through the settlement date and as of December 31, 2024, the interest rate swaps were deemed to be effective. The swaps were settled on October 28, 2025, and had no outstanding balance as of October 30, 2025.
Income Taxes
Holding, MarshBerry, Capital, Connect and Global are limited liability companies with indefinite lives, the income of which is taxed directly to their members.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
International is taxed as a C corporation and utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
The Company evaluated its tax positions and determined it has no uncertain tax positions as of October 30, 2025 and December 31, 2024.
Leases
The Company determines if an arrangement is, or contains, a lease at the inception date. In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if the Company can direct the use of the asset by making decisions about how and for what purpose the asset will be used, and if the lessor has substantive substitution rights.
Right-of-use (ROU) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based primarily on the present value of lease payments over the lease term. In determining the discount rate used to measure the ROU assets and lease liabilities, the Company uses its incremental borrowing rate (IBR). The operating lease ROU assets also include any lease payments made at commencement and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.
The Company elected to apply the short-term lease exemption. Under this exemption, ROU assets and lease liabilities are not recognized for leases with an initial term of twelve months or less. The Company’s short-term lease commitments during the ten months ended October 30, 2025 and year ended December 31, 2024, were immaterial.
The Company has lease agreements with both lease and non-lease components, which are generally accounted for separately. The Company elected the practical expedient to account for lease and non-lease components as a single lease component. There may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Payments for non-lease components, which are primarily comprised of common area maintenance, utilities, and real estate taxes that are passed on from the lessor, are recognized in operating expenses in the period in which the obligation for those payments was incurred.
Foreign Currency Translation
The consolidated financial statements of International, the Company’s non-U.S. subsidiary, have been translated from their local functional currency into U.S. dollars. All assets and liabilities have been translated at required exchange rates at the end of the period. Income and expense items have been translated at the average exchange rates for the respective period. The gains or losses that result from the translation process at period end are recorded as other comprehensive income or loss. Gains and losses resulting from foreign currency transactions during the period (transactions denominated in a currency other than the subsidiary entity’s local currency) are included in miscellaneous (income) expense in the consolidated statements of operations.
Debt Issuance Costs
The Company’s debt issuance costs are recorded at cost less accumulated amortization and presented as a direct reduction to long-term debt. For financial statement purposes, amortization is calculated using the straight-line method over the term of the associated debt and recorded as interest expense on the consolidated statements of operations. Debt issuance costs consist of loan fees of $2.4 million at October 30, 2025, and December 31, 2024,

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
and accumulated amortization on the debt issuance costs of approximately $1.5 million and $1.2 million, respectively. Amortization expense amounted to approximately $0.3 million and $0.4 million during the ten months ended October 30, 2025 and for the year ending December 31, 2024, respectively. Amortization will be approximately $0.4 million for 2025, 2026, and 2027.
Advertising Costs
The Company expenses advertising costs as incurred. Total advertising costs during the ten months ended October 30, 2025, and for the year ended December 31, 2024, amounted to approximately $1.2 million and $1.1 million, respectively.
2.    BUSINESS COMBINATIONS
IMAS Corporate Finance LLP
In January 2024, International entered into a Sale and Purchase agreement (the "Agreement") with OLS IMAS Limited, FH IMAS Limited, and JDN IMAS Limited (collectively, the sellers), to purchase the entire issued share capital of IMAS Corporate Finance LLP, an M&A advisory firm in the United Kingdom. The Agreement was reached in order to increase the Company’s market presence and expand operations. The following table summarizes the final allocation of the purchase price to assets acquired and liabilities assumed based on their fair values:

(USD in thousands)
Assets Acquired:
Cash	$710
Accounts receivable	563
Acquired Backlog	3,266
Other	52
Total Assets Acquired	$4,591
Liabilities Assumed:
Accounts payable	4
Accrued expenses	1,321
Total Liabilities Assumed	$1,325
Identifiable net assets acquired	3,266
Purchase price	(8,459)
Goodwill – excess of purchase price over fair value of net assets acquired	$5,193
The purchase was financed with $8.5 million in cash, rollover equity and an earnout arrangement. Management evaluated the value of the earnout and determined it to be zero.
Of the net assets acquired, $3.3 million was recorded as an intangible asset related to IMAS's backlog of outstanding transactions. The intangible asset was amortized over 8 months, the useful life of the asset. As of December 31, 2024, intangible backlog was fully amortized.
Goodwill recognized in the acquisition is attributable to the potential to outperform the market due to its existing relationships, other synergies within the Company, and intangibles that do not qualify for separate recognition. All of the goodwill is tax deductible. Acquisition costs of $0.7 million were incurred and recorded in other income (expense) on the consolidated statement of operations.
First Choice Agents Alliance, LLC
During August 2022, the Company acquired First Choice Agents Alliance, LLC (“First Choice”) and entered into an earnout arrangement that provided for additional consideration based on revenue growth achieved by First Choice during a measurement period from January 1, 2023 to December 31, 2026. The earnout was initially recorded at a fair value of $2.5 million. During the year ended October 30, 2025, the Company adjusted the fair

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
value of the earnout to $10.0 million based on revenue growth achieved to date and expected revenue growth in 2026. The liability is recorded in contingent consideration payable in the consolidated balance sheets, and the change in fair value was recorded in miscellaneous expense – net in the consolidated statement of operations for the ten months ended October 30, 2025.
3.    PROPERTY AND EQUIPMENT - NET
At October 30, 2025 and December 31, 2024, property and equipment - net consisted of the following:

(USD in thousands)	October 30, 2025	December 31, 2024
Leasehold improvements	$2,095	$1,983
Aircraft	2,971	2,761
Furniture and fixtures	1,205	843
Computer equipment	925	739
Computer software	564	556
Capital projects in process	102	116
Property and equipment - gross	7,862	6,998
Less: Accumulated depreciation and amortization	(4,011)	(3,185)
Property and equipment - net	$3,851	$3,813
4.    INTANGIBLES - NET
The Company’s intangible assets subject to amortization consisted of the following at October 30, 2025 and December 31, 2024:

	Weighted Average Useful Life in Years	October 30, 2025
(USD in thousands)		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	10	$8,800	$(3,350)	$5,450
Customer relationships	10	20,500	(6,662)	13,838
Total	10	$29,300	$(10,012)	$19,288

	Weighted Average Useful Life in Years	December 31, 2024
(USD in thousands)		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	10	$8,800	$(2,616)	$6,184
Customer relationships	10	20,500	(4,954)	15,546
Backlog	0.7	3,266	(3,266)	—
Total	6.9	$32,566	$(10,836)	$21,730
Estimated future amortization expense for intangible assets as of October 30, 2025 is as follows:

(USD in thousands)
2025	$488
2026	2,930
2027	2,930
2028	2,930
2029	2,930
2030	2,930
Total	$15,138

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
5.    GOODWILL
The table below sets forth the changes in the carrying amount of for the ten months ended October 30, 2025 and year ended December 31, 2024.

(USD in thousands)
Balance January 1, 2024	$130,308
Goodwill recorded in connection with business combination (see Note 2)	5,193
Balance December 31, 2024	135,501
Balance October 30, 2025	$135,501
6.    ACCRUED LIABILITIES
At October 30, 2025 and December 31, 2024, accrued liabilities consisted of the following:

(USD in thousands)	October 30, 2025	December 31, 2024
Bonuses and related taxes	$9,888	$22,497
Wages and related taxes	215	98
Interest	942	321
Taxes	—	233
Commissions payable	32,795	31,312
Other	4,388	1,990
Total accrued liabilities	$48,228	$56,451
Commissions payable represent estimated insurance commissions payable to our network of agents and agencies who purchase insurance through First Choice.
7.    LONG-TERM DEBT - NET
The Company has a credit agreement with a lender which allowed for a maximum commitment of $115 million through an $85 million term loan and two $15 million additional term loans. The term notes bear interest at a base rate which fluctuates with the SOFR, as defined (4.13% and 4.53% at October 30, 2025 and December 31, 2024, respectively) plus an applicable margin, depending upon a leverage ratio, subject to adjustment each quarter, as defined. The interest rates at October 30, 2025 and December 31, 2024, ranged from 10.48% - 11.23% and 10.90% - 11.65%, respectively. The term notes mature on January 10, 2028, and are secured by substantially all assets of the Company.
The agreement contains various restrictive and financial covenants, including a cash flow leverage ratio, as defined. The agreement also contains a requirement for an excess cash flow payment, as defined, on the term loans, which is applied to the Company’s future principal payments. As of October 30, 2025, the Company has estimated that it will have not have to make an excess cash flow payment in 2026.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
At October 30, 2025 and December 31, 2024, long-term debt - net, consisted of the following:

(USD in thousands)	October 30, 2025	December 31, 2024
Term notes	$85,225	$106,675
Note, payable to a bank in monthly payments of $13.5 through February 2028, including interest at 6.69%, collateralized by specific property.	725	813
Total Long-Term Debt	$85,950	$107,488
Unamortized debt issuance costs	(865)	(1,214)
Total Long-Term Debt Carrying Value	$85,085	$106,274
Current portion	(4,720)	(4,714)
Total Long-Term Debt, net of current portion	$80,365	$101,560
At October 30, 2025, future maturities of long-term debt are as follows:

(USD in thousands)
2025	$20
2026	4,722
2027	4,729
2028	70,894
$80,365
Interest expense incurred on term debt and amortization of debt issuance costs amounted to approximately $9.9 million and $13.7 million during the ten months ended October 30, 2025 and year ended December 31, 2024, respectively.
8.    SUBORDINATED DEBT
During 2023, the Company purchased 3,285 outstanding units from a former member. The Company partially financed the transaction through a subordinated promissory note in the amount of $0.3 million that accrues interest at 3.74%. The note will be repaid upon the earlier of a) March 2033; or b) a change in control event, as defined. During 2024, the Company purchased 2,494 outstanding units from former members. The Company partially financed the transactions through subordinated promissory notes in the amount of $0.2 million that accrue interest at 4.18%. The notes will be repaid upon the earlier of a) February 2034; or b) a change in control event, as defined. At October 30, 2025 and December 31, 2024, outstanding subordinated debt balances amounted to $0.6 million. Interest expense on the subordinated debt amounted to approximately $0.02 million for the ten months ended October 30, 2025, and year ended December 31, 2024, respectively.
9.    INTEREST RATE SWAP
The Company holds derivative financial instruments for the purpose of hedging the risks of certain anticipated transactions. The type of risk hedged is related to the variability of future cash earnings and cash flows caused by fluctuations in interest rates. In hedging the transactions, the Company in the normal course of business, entered into interest rate swap agreements to hedge the cash flows of variable rate financial liabilities. The derivatives are held for the purpose of hedging such risks, not for speculation or trading. Generally, the Company enters into hedging relationships such that changes in the cash flows of transactions being hedged are expected to be offset by corresponding changes in the value of the derivative.
The Company held an interest rate swap that effectively changed the Company’s exposure on $42.5 million of term debt to fixed rate of 2.97%. The Company designated this interest rate swap as a cash flow hedge and reported it at its fair value.
On October 28, 2025, the Company settled the interest rate swap for a gain of $0.2 million, which had been previously recorded in accumulated other comprehensive loss and was reclassified to interest income upon

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
settlement. As a result, there was no accumulated other comprehensive loss related to the swap as of October 30, 2025.
For the year ended December 31, 2024, cash flow hedges of forecasted interest rate transactions resulted in a gain of $0.3 million, remaining in accumulated other comprehensive loss. Interest income related to the swaps during the ten months ended October 30, 2025 and year ended December 31, 2024, was $0.6 million and $0.9 million, respectively, and is recorded in interest income on the accompanying consolidated statements of operations.
10.    LEASES
The Company maintains operating leases for office space. These leases have remaining lease terms expiring at various times through 2033.
During the ten months ended October 30, 2025, and year ended December 31, 2024, the Company’s expenses relating to leases consisted of operating lease expense of approximately $1.3 million for both periods.
At October 30, 2025, the weighted average remaining lease term and weighted average discount rate for operating leases was 5.74 years and 4.12%, respectively. At December 31, 2024, the weighted average remaining lease term and weighted average discount rate for operating leases was 5.09 years and 4.85%, respectively.
At October 30, 2025, future minimum lease payments under non-cancellable operating leases are as follows:

(USD in thousands)
2025	$270
2026	1,631
2027	1,600
2028	1,382
2029	1,383
2030	1,008
Thereafter	1,699
Total undiscounted cash flows	$8,973
Present value discount	1,295
Total operating lease liabilities	$7,678
11.    MEMBERS’ EQUITY
At October 30, 2025, and December 31, 2024, Holding had one class of common units outstanding. The significant features of the common units are as follows:
Preemptive Rights
Subject to certain restrictions defined in the LLC agreement, the Board may authorize issuance of additional units. Prior to or upon issuance of additional units the LLC agreement provides that Holding grants each member rights to purchase their pro-rata share of additional units granted.
Allocation of Profits, Losses, and Distributions
Profits, losses, and distributions for any year shall be allocated to the members in accordance with their ownership interest, as defined.
Drag-Along Rights
If the Investor Member, as defined within the LLC agreement, (Drag-Along seller) proposes to transfer any units in a transaction that would constitute a liquidity event and the Drag-Along sale is approved by the board, the Drag-Along seller may at its option require the other members to transfer a portion of their common units.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
Tag-Along Rights
If a member proposes to transfer a number of units equal to at least 5% of the Company’s outstanding units to a person, as defined in the LLC agreement, other than a permitted transferee, as defined in the LLC agreement, then each unit holder shall have the option to participate in the proposed transfer.
Liquidation Rights
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the members in accordance with their respective ownership interest, as defined.
Unit Bonus Plan
The Company maintains an Officer and Director Equity Plan (the O&D Plan) for officers and directors. Member units are awarded to the specified directors and officers. Vesting terms are defined in each unit award agreement, and generally vest over a three-year period. Payments by the Company to participants for their vested units occur at the Company’s option, only upon the participants’ death, disability, or termination without cause by the Company or upon the sale of the Company, as defined in the O&D Plan. If a participant ceases to be in service of the Company for any reason other than the participants’ death, disability, or termination without cause by the Company, all units held by the participant will be forfeited. Compensation expense is recognized over the vesting period.
During the ten months ended October 30, 2025 and year ended December 31, 2024, the Company granted 8,923 and 6,616 units, respectively, to certain employees, with a three-year vesting period, with vesting occurring upon the anniversary of the grant date. The units were valued at fair value at the grant dates. The units granted during the ten months ended October 30, 2025 and year ended December 31, 2024 were granted with a fair value of $213.79 and $190.75, respectively. At October 30, 2025 and December 31, 2024, the value of the 6,403 and 5,057 vested options was approximately $1.2 million and $0.8 million, respectively. For the ten months ended October 30, 2025 and year ended December 31, 2024, in accordance with ASC 718, compensation expense of approximately $1.1 million and $0.8 million was recognized, respectively.
Unit bonus plan activity for the ten months ended October 30, 2025 and year ended December 31, 2024, is set forth below:

(USD in thousands)	Number of Units	Weighted Average Grant Date Fair Value
Units outstanding at January 1, 2024	10,187	$143.97
Granted	6,616	190.75
Units outstanding at December 31, 2024	16,803	$162.39
Granted	8,923	213.79
Units outstanding at October 30, 2025	25,726	$180.22

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
Unvested unit activity for the ten months ended October 30, 2025 and year ended December 31, 2024, is set forth below:

(USD in thousands)	Number of Units	Weighted Average Grant Date Fair Value
Units unvested at January 1, 2024	7,629	$143.97
Granted	6,616	190.75
Vested	(5,057)	162.37
Units unvested at December 31, 2024	9,188	$167.54
Granted	8,923	213.79
Vested	(6,403)	180.22
Units unvested at October 30, 2025	11,708	$195.85
As of October 30, 2025 and December 31, 2024, there was approximately $2.5 million and $1.5 million, respectively, of total unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested stock-based compensation.
12.    FOREIGN AND STATE AND LOCAL INCOME TAXES
For the ten months ended October 30, 2025 and year ended December 31, 2024, foreign and state and local income taxes consisted of the following:

(USD in thousands)	‘October 30, 2025	‘December 31, 2024
CURRENT:
Dutch federal	$(493)	$290
State and local	217	(47)
Total current taxes	$(276)	$243
Deferred taxes are insignificant for the ten months ended October 30, 2025 and year ended December 31, 2024.
13.    RETIREMENT PLAN
The Company has a contributory profit-sharing and 401(k) plan covering substantially all employees. Under the 401(k) provisions of the plan, employees may elect to contribute up to 100% of their compensation, subject to the legal maximum limitations. The plan provides for employer matching and profit-sharing contributions to be made at the discretion of the Board of Directors. Total matching and profit-sharing contributions authorized during the ten months ended October 30, 2025 and year ended December 31, 2024, amounted to approximately $0.7 million and $0.8 million, respectively.
14.    REVENUE
Disaggregation of Revenue
The majority of the Company’s revenue is recognized at a point in time based on transfer of services. Revenue recognized over time primarily consists of performance obligations that are satisfied within one year or less.
Due to the highly integrated nature of international financial markets, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. The Company’s revenues are generally reported based on the country or domicile of the legal entity providing the service.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
The following table disaggregates the revenues based on the location of the office that generates the revenues, and therefore may not be reflective of the geography in which our clients are located.

(USD in thousands)	For the ten months ended October 30, 2025	For the year ended December 31, 2024
REVENUES:
Americas	$66,014	$94,854
Europe	4,340	10,341
Total Revenue	$70,354	$105,195
15.     FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below.
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The following table summarizes our assets and (liabilities) at October 30, 2025 and December 31, 2024 that are measured at fair value on a recurring basis subsequent to initial recognition and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value:

(USD in thousands)	Level	October 30, 2025	December 31, 2024
Interest Rate Swaps	2	—	1,156
Earnout Liability	3	(10,000)	(2,500)
The Company assesses the levels of assets and liabilities measured at fair value at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. The earnout liability is based on the compounded annual revenue growth rate for First Choice during a defined measurement period, which is an unobservable input that is significant to the fair value measurement. There were no transfers among Levels 1, 2, and 3 during the ten months ended October 30, 2025 and year ended December 31, 2024.
16.     NET CAPITAL REQUIREMENT
The Company’s wholly-owned subsidiary MarshBerry Capital, LLC, is a registered broker-dealer and is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires, among other things, the maintenance of minimum net capital. As of October 30, 2025 and December 31, 2024, MarshBerry Capital, LLC was in compliance with this requirement.

MARSHBERRY HOLDING COMPANY, LLC AND SUBSIDIARIES
17.    COMMITMENTS & CONTINGENCIES
Litigation
In the ordinary course of business, the Company is subject to, or party to, pending or threatened litigation, assessments, and claims. While it is not possible to predict with certainty the outcome of such matters individually or in the aggregate, management believes that the ultimate result will not have a material adverse effect on the financial position or results of operations of the Company.
18.    RELATED PARTY TRANSACTIONS
The Company issued distributions to its Members of $12,293 and $6,798 during the ten months ended October 30, 2025 and the year ended December 31, 2024, respectively, primarily related to the income tax obligations of the Members associated with the Company's results of operations.
As discussed in Note 8, the Company issued subordinated notes to finance certain redemptions of members' equity.
As discussed in Note 1, an entity owned by the Company's primary lender held an equity interest in the Company of less than 10%.
19.    SUBSEQUENT EVENTS
Management has evaluated subsequent events through March 20, 2026, the date the consolidated financial statements were available to be issued.
On October 31, 2025, MarshBerry Holding, LLC and its subsidiaries were acquired by Lincoln International, LP ("Lincoln") in a business combination transaction pursuant to an Equity Purchase Agreement entered into on September 9, 2025. This strategic acquisition solidifies Lincoln's position as the leading advisor for independent owners, strategic acquirers, and private equity firms amidst the evolving and growing landscape of insurance brokerage and wealth management.
On the acquisition date, the Company's long-term debt and subordinated notes were repaid. The classification of assets and liabilities of the Company have not been adjusted as a result of this transaction.

             Shares
Lincoln International, Inc.
Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC

Morgan Stanley
            , 2026

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Lincoln International, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	*
FINRA filing fee	*
NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky qualification fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous fees and expenses	*
Total	$ *
__________________
*To be filed by amendment.
Item 14. Indemnification of directors and officers.
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Lincoln International, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Organizational Transactions, our amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Lincoln International, Inc. or, while serving as a director or officer of the Lincoln International, Inc., is or was serving at the our request as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, our amended and restated bylaws will provide that we will indemnify an Indemnitee in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the Indemnitee and for the reimbursement to us if it is found that such Indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, the selling stockholders, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
None.

Item 16. Exhibits and financial statements.
(a)Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1+
Equity Purchase Agreement, dated as of September 9, 2025, by and among Lincoln International, LP, Lincoln International Holdings Limited, Lincoln International Parent B.V., Lincoln International B.V., MarshBerry Holdco, Inc., MarshBerry Holdco II, LLC, AMC MB Mini-Master, LP, DB FLF MBH LLC, the specified holders party thereto, MarshBerry Holding Company, LLC, and Atlas Merchant Capital LLC.

3.1	Certificate of Incorporation of Lincoln International, Inc., as in effect prior to the consummation of the Organizational Transactions.

3.2*	Form of Amended and Restated Certificate of Incorporation of Lincoln International, Inc., to be in effect upon the consummation of the Organizational Transactions.

3.3	Bylaws of Lincoln International, Inc., as in effect prior to the consummation of the Organizational Transactions.

3.4*	Form of Amended and Restated Bylaws of Lincoln International, Inc. to be in effect upon the consummation of the Organizational Transactions.

4.1*	Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Organizational Transactions.

10.2*	Form of Limited Partnership Agreement of Lincoln International, LP, to be effective upon the consummation of the Organizational Transactions.

10.3#*	2026 Incentive Award Plan.

10.4#*	Non-Employee Director Compensation Program.

10.5*	Form of Indemnification Agreement.

10.6#*	Form of Option Agreement under the 2026 Incentive Award Plan.

10.7#*	Form of Restricted Stock Unit Agreement under the 2026 Incentive Award Plan.

10.8+
Credit Agreement, dated as of October 31, 2025, by and among Monarch FinCo, LLC, Lincoln International CentCo, LLC, Antares Capital LP, as administrative agent and collateral agent, and the lenders party thereto.

10.9*	Form of Lock-Up Agreement.

21.1*	List of Subsidiaries of Lincoln International, Inc.

23.1*	Consent of Deloitte & Touche LLP, as to Lincoln International, Inc.

23.2*	Consent of Deloitte & Touche LLP, as to Lincoln International, LP.

23.3*	Consent of Deloitte & Touche LLP, as to MarshBerry Holding Company, LLC.
23.4*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page of this registration statement).

99.1*	Consent of M. Christie Smith to be named as a director nominee.

99.2*	Consent of John W. Oleniczak to be named as a director nominee.
__________________
*To be filed by amendment.
#       Indicates management contract or compensatory plan.

+      Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.
(b)Financial Statement Schedules. None.
Item 17. Undertakings.
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Lincoln International, Inc. pursuant to the foregoing provisions, or otherwise, Lincoln International, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Lincoln International, Inc. of expenses incurred or paid by a director, officer or controlling person of Lincoln International, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Lincoln International, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Lincoln International, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Lincoln International, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on this day of                    , 2026.

Lincoln International, Inc.

By:
Robert T. Brown
Chief Executive Officer and Director
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Robert T. Brown and Theodore J. Heidloff, each of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post- effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

	Chairman of the Board of Directors	, 2026
Lawrence James Lawson III

	Director	, 2026
Robert B. Barr

	Director and Chief Executive Officer (Principal Executive Officer)	, 2026
Robert T. Brown

	President and Global Head of M&A, Director	, 2026
Eric D. Malchow

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026
Theodore J. Heidloff